08002296

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME China Shipping Container Lines

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 1 2 2008
THOMSON REUTERS

FILE NO. 82- 34857 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dee

DATE: 5/5/08

China Shipping Container Lines Company Limited
中海集裝箱運輸股份有限公司

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

Stock Code : 2866


CHINA SHIPPING LINE

Annual Report **2007**



Company Profile

China Shipping Container Lines Company Limited ("CSCL" or the "Company") is a specialized corporation affiliated to China Shipping (Group) Company ("China Shipping") involved in container liner services and other relative services including vessel chartering, cargo canvassing and booking, customs clearance, storage, container construction, repair and sales and other related domains. CSCL was established in Shanghai in 1997, converted into a joint stock limited company on 3 March, 2004 and successfully listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on 16 June, 2004. On 12 December, 2007, CSCL listed its A shares on Shanghai Stock Exchange. CSCL has emerged as a major global player during the ten years. It is currently ranked as the sixth largest container shipping company in the world in terms of operating capacity.

CSCL has a young and modern fleet, which as at 31 December, 2007 comprised of 151 vessels with a total operating capacity of 446,000TEU. CSCL has inaugurated over 70 international major trade lanes and feeders including the America, Europe, Mediterranean, Africa and Australia routes. CSCL has over 300 agency points which are located at the main trade areas in the world. With its superior capability, CSCL is a dominant player in the domestic container shipping market in China.

CSCL is stepping steadily towards the target of getting stronger and bigger, with the ultimate target to become a world-class shipping company. During the 10 years of development, CSCL has continuously followed its principle of unifying development and management to enhance efficiency and return. In addition, CSCL is committed to contributing to society and building its credibility among customers. Its advanced equipment, high technology and good management will surely lead it to a bright future, to achieve its target of being one of the leading liner shipping companies in the world.

Contents

Corporate Information

DIRECTORS

EXECUTIVE DIRECTORS

Mr. Li Shaode *(Chairman)*
Mr. Zhang Guofa *(Vice Chairman)*
Mr. Huang Xiaowen
Mr. Zhao Hongzhou

NON-EXECUTIVE DIRECTORS

Mr. Ma Zehua *(Vice Chairman)*
Mr. Zhang Jianhua
Mr. Lin Jianqing
Mr. Wang Daxiong
Mr. Xu Hui
Mr. Yao Zuozhi

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Hu Hanxiang
Mr. Wang Zongxi
Mr. Shen Kangchen
Mr. Jim Poon (also known an Pan Zhanyuan)
Mr. Shen Zhongying

SUPERVISORS

Mr. Chen Decheng
Mr. Tu Shiming
Mr. Yao Guojian
Mr. Wang Xiuping
Mr. Hua Min
Ms. Pan Yingli

REMUNERATION COMMITTEE

Mr. Shen Kangchen *(Chairman)*
Mr. Zhang Jianhua
Mr. Wang Zongxi

SHARE APPRECIATION RIGHTS COMMITTEE

Mr. Zhang Jianhua *(Chairman)*

COMPANY SECRETARY

Mr. Ye Yumang

AUDIT COMMITTEE

Mr. Wang Zongxi *(Chairman)*
Mr. Shen Kangchen
Mr. Wang Daxiong

QUALIFIED ACCOUNTANT

Mr. Zhao Xiaoming

AUTHORISED REPRESENTATIVES

Mr. Li Shaode
Mr. Huang Xiaowen

LEGAL ADDRESS AND PRINCIPAL PLACE OF BUSINESS IN THE PRC

27th Floor
450 Fu Shan Road
Pudong New District
Shanghai
The PRC

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

Level 69
The Center
99 Queen's Road Central
Hong Kong

INTERNATIONAL AUDITOR

PricewaterhouseCoopers

DOMESTIC AUDITOR

BDO Shanghai Zhonghua

Corporate Information

LEGAL ADVISERS TO THE COMPANY

Baker & McKenzie
(as to Hong Kong and United States Law)
Jingtian & Gongcheng, Beijing
(as to PRC law)

HONG KONG H SHARE REGISTRAR AND TRANSFER OFFICE

Computershare Hong Kong Investor Services Limited
17th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

PRINCIPAL BANKERS

Bank of China
Industrial and Commerce Bank of China
Citibank
China Merchants Bank

TELEPHONE NUMBER

86 (21) 6596 6105

FAX NUMBER

86 (21) 6596 6813

COMPANY WEBSITE

www.cscl.com.cn

H SHARE LISTING PLACE

Main Board of The Stock Exchange of Hong Kong Limited

LISTING DATE

16 June, 2004

NUMBER OF H SHARES IN ISSUE

3,751,000,000 H Shares

BOARD LOT

1,000 shares

HONG KONG STOCK EXCHANGE STOCK CODE

2866

A SHARE LISTING PLACE

Shanghai Stock Exchange

LISTING DATE

12 December, 2007

NUMBER OF A SHARES IN ISSUE

2,336,625,000 A Shares

BOARD LOT

100 shares

SHANGHAI STOCK EXCHANGE STOCK CODE

601866

* The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".

Financial Highlights

COMPARISON OF 2006 AND 2007 KEY FINANCIAL FIGURES

CONSOLIDATED RESULTS

For the year ended 31 December	2007	2006	Change
	RMB'000	RMB'000	(%)
Revenue	38,825,620	30,502,378	27.3
Operating profit	4,296,016	1,670,031	157.2
Profit before income tax	3,806,101	1,142,561	233.1
Profit for the year attributable to equity holders of the Company	3,215,417	859,210	274.2
Basic earnings per share	RMB0.34	RMB0.09	277.8
Gross profit margin	12.3%	6.9%	5.4
Profit before income tax margin	9.8%	3.7%	6.1
Gearing ratio	-21.3%	46.0%	-67.3

CONSOLIDATED ASSETS AND LIABILITIES

As at 31 December	2007	2006	Change
	RMB'000	RMB'000	(%)
Total assets	47,534,800	30,744,056	54.6
Non-current assets	26,112,493	23,604,392	10.6
Current assets	21,422,307	7,139,664	200.0
Total liabilities	14,591,557	14,167,851	3.0
Current liabilities	6,648,581	4,593,201	44.7
Net current assets	14,773,726	2,546,463	480.2
Net assets	32,943,243	16,576,206	98.7

Shareholding Structure

The following chart shows the simplified corporate and shareholding structure of the Company and its principal subsidiaries:


Public
China Shipping (Group) Company
52.11%
47.89%
The Company
40%
90%
100%
94.49%
100%
100%
China Shipping (Yangpu) Refrigeration Storage & Transportation Co., Ltd.
10%
China Shipping Container Lines (Yangpu) Co., Ltd.
China Shipping Container Lines Shanghai Co., Ltd.
5.51%
Shanghai Puhai Shipping Co., Ltd.
China Shipping Container Lines (Hong Kong) Co., Ltd.
China Shipping Container Lines (Asia) Co., Ltd.
1%
99%
100%
100%
100%
100%
100%
100%
100%
100%
China Shipping Container Lines Tianjin Company Limited
China Shipping Container Lines Hainan Company Limited
China Shipping Container Lines Dalian Co., Limited
China Shipping Container Lines Qingdao Company Limited
China Shipping Container Lines Xiamen Co., Ltd.
China Shipping Container Lines Shenzhen Co., Ltd.
China Shipping Container Lines Guangzhou Co., Ltd.
Intercontinental Computer Co., Ltd.
Universal Shipping (Asia) Co., Ltd.

Brief particulars of the subsidiaries, associated company and jointly controlled entity of the Company are contained in note 40 to the financial statements.

2007 Major Events


LINE

1. On Jan. 17, a signing ceremony with Shanghai Haitong International Automotive Logistics Co., Ltd. was held. The parties have reached a consensus on the cooperation of domestic automotive parts transport project in northern China.

2. On Jan. 19, a "strategic cooperation framework agreement" memorandum with China Sinotrans (Guangdong) Co., Ltd. was signed.

3. On Feb. 2, the Sea-Rail Intermodal Contract Signing Ceremony with Shanghai Railway Container Terminal Development Co., Ltd., i.e. the First Launch Ceremony of Two-Way Train from Luchao Port Station to West Hefei Station, was held in Luchao Port.

4. On Feb. 5, the first meeting of the board of directors of 8 domestic regional companies for year 2007 was held in Shanghai Everbright Convention/Exhibition Center International Hotel.



5. On Feb. 6, naming and delivery ceremony of 9,600 TEU container vessel "Xin Hong Kong" was held at shipyard of Samsung Heavy Industries. On the same day, the ship was put into operation in European Line.

6. On Feb. 9-10, China Shipping Global Agency Meeting for year 2007 was held in Sanya City in Hainan Province. More than 230 delegates attended the meeting from companies controlled by, representative offices of, agency companies wholly owned by or agency companies which are joint venture of China Shipping and agencies in 87 countries and regions.

7. On Feb. 13, China Shipping Working Conference was held. Mr. Li Shaode, President of China Shipping and Vice President Mr. Zhang Guofa were invited to the conference. The conference also planned the work of CSCL for year 2007.

2007 Major Events

8. On Mar. 9, the "Hefei-Shanghai Sea-Rail Intermodal Train Promotion Conference" hosted by CSCL, Shanghai Railway Container Terminal Development Co., Ltd. and He Jiu Railway Co., Ltd, was held at Foreign Merchants Club in He Fei Economic Development Zone, Anhui province.

9. From Mar. 13 to Jun. 20, the activity of "Safety for Hundred Days" was conducted. The theme was: vessel's safety, personnel's health, environment's cleanliness and development's harmony.





10. On Mar. 29, the signing ceremony of a letter of intent regarding building four to six 2500-3000TEU container vessels between CSCL and China Shipping Industry Co., Ltd. was held at China Shipping Industry Co., Ltd.'s headquarter.

11. On Apr. 4, CSCL and other 11 shipping companies won the honor awarded by Long Beach City for their efforts in improving environment protection, and the award ceremony was held at port administration house of Port Office of Long Beach City of the United States.

12. On Apr. 10, the 25th meeting of the first session of the board of directors of CSCL and the first extraordinary general meeting for year 2007 were held at No.450 Fushan Road, Pudong New District, Shanghai.

13. On Apr. 18, the Nanchang-Shanghai Yangshan International Container Sea-Rail Intermodal First Launch Ceremony hosted by CSCL, Shanghai Railway Container Terminal Development Co., Ltd. and Nanchang Railway Bureau was held in North Nanchang Station.

14. On Apr. 19, another 9600TEU container vessel "Xin Beijing" ordered by CSCL was delivered in the shipyard of Samsung Heavy Industries. Grand naming ceremony was held.

15. On Apr. 24, the 26th meeting of the first session of the board of directors of CSCL was held at No.450 Fushan Road, Pudong New District, Shanghai.

2007 Major Events


CHINA SHIPPING LINE

16. CSCL received the prestigious award of Shipping Line of the Year and the Customer Service Regional Awards for Far East Route & North America Route by British authoritative publication, Lloyd's Loading List. The winning of the three awards above by CSCL was announced at the awards ceremony which took place on 27 April, 2007. CSCL became the first company which has won three awards in Lloyd's Loading List's history, and the attendees were deeply impressed by this.

17. On Jun. 26, the general meeting for year 2006 and the first meeting of the second session of the board of directors and the second supervisory committee of CSCL were held at No.450 Fushan Road, Pudong New District, Shanghai.

18. From Jul. 13 to 15, CSCL held the Mid-Year Working Conference of 2007.

19. On Jul. 24, CSCL Asia, a container vessel with a capacity of 8500TEU, made its voyage to Dubai Port. CSCL Asia is a container vessel with the largest volume of loaded cargoes deployed in the Far East/Mid East trade lane so far.


CHINA



20. On Aug. 8, CSCL second meeting of the second session of the board was held in the first meeting room on the 3rd floor at No.450 Fushan Road, Pudong New District.

21. In the evening of Aug. 8, signing ceremony of eight 13,300TEU super container vessels' construction contracts was held between CSCL and Samsung Heavy Industry at Shanghai Pudong International Convention Center. The eight 13,300TEU super container vessels possess the biggest loading spaces and most advanced technology and equipment in the world.

2007 Major Events

22. In the afternoon of Sept. 8, container vessel "Xin Asia" was delivered at Shanghai Hudong-Zhonghua Shipbuilding Co., Ltd. and put into operation of CSCL AAC line (Far East/West America). It is the biggest self-designed and built container vessel which hangs China's flag.

23. On Sept. 29, the CSCL second extraordinary general meeting of 2007, domestic shareholders class meeting of 2007, foreign shareholders class meeting of 2007 and the third meeting of the second session of the board of directors was held at the first meeting room on the 3rd floor, at No.450 Fushan Road, Pudong New District.




XIN OU ZHOU

24. On Oct. 9, the ceremony for the maiden voyage of 8530TEU container vessel "Xin Asia" to Lian Yungang and the launch of international train from Lian Yungang to Moscow was held in Lian Yungang by CSCL, city government of Lian Yungang and China Railway Container Transport Co., Ltd..

25. On Oct. 11, the first liner ship "Xin Shantou", which operates in (ABX) route (Far East to Black Sea), successfully arrived at CSCT terminal of Constanza of Romania. ABX serves as a new bridge for the trade cooperation between China and Romania.

26. On Nov. 23, the naming and delivery ceremony of 8530TEU container vessel "Xin Europe" was held at the shipyard of Shanghai Hudong Zhonghua Shipbuilding Co., Ltd.

27. At 9:30 on Dec. 12, CSCL (601866) successfully listed it's A shares on the Shanghai Stock Exchange, marking a great success of CSCL's return to the A share market.

28. On Dec. 30, the incorporation ceremony of "Yingkou New Century Terminal Co., Ltd.", a joint venture between CSCL and Yingkou Port Group Company, was held in Bayuquan Area of Yingkou port.




KELCON

Chairman's Statement

In 2007, apart from the subprime mortgage crisis in the U.S., the other regions of the world continued to enjoy a prosperous economy, thereby contributing to the continuous growth of the entire container transportation industry.

The Company and its subsidiaries ("the Group") by capturing business opportunities created by the thriving growth of the regional market, continuing the Group's refined management and marketing strategy launched in the second half of 2006, as well as making continuous internal structural adjustment and flexible resource allocation, has achieved remarkable growth in its results as compared with 2006.



China Shipping Container Lines Company Limited's Chairman Li Shaode

I am pleased to announce that for the year ended 31 December, 2007, the revenue of the Group was RMB38,825,620,000, increased 27.3% as compared with last year. Profit attributable to equity holders of the Group was RMB3,215,417,000, increased 274.2% as compared with last year.

The board of directors ("the Board") recommends the payment of a final dividend of RMB0.04 per share. For reference purposes, the audited distributable profits of the Group as at 30 June, 2007 in the amount of RMB4,866,150,000 was distributed to the Shareholders of the Company, part of the distributable profits, amounting to approximately RMB3,316,500,000 was distributed as bonus issue on the basis of 5.5 bonus shares for every 10 shares. The remaining distributable profits, amounting to RMB1,549,650,000 was distributed in the form of cash dividend.

OPERATION REVIEW

Since the change of operation concept, implementation of refined management and various measures by the Group, there has been apparent positive results. In 2007, the Group continued to implement such strategies and enjoyed efficient cost control and better flexibility in resource allocation.

Firstly, the Group continued to optimize the fleet structure and to expand its fleet size. As at 31 December, 2007, the shipping capacity of the Group had reached 446,037 TEU, among which large container vessels, each with a capacity of not less than 4,000 TEU, accounted for 82.0% of its total shipping capacity. In August 2007, the Group placed an order with Samsung Heavy Industries Company Limited (韓國三星造船廠) for eight large container vessels, each with a capacity of 13,300TEU. It is expected that the vessels will be delivered to the Group between 2010 and 2012. At that time, the Group's core competitiveness will be further enhanced.

Chairman's Statement

Secondly, the Group adjusted the proportion of shipping capacity allocated to certain trade lanes in response to market demands, which not only further optimized its routes, but also improved the profit of its routes.

Thirdly, the Group timely entered into the emerging markets according to the characteristics and changes of the regional markets, and expanded its service scope as a global shipper through various forms of cooperation and launching of new routes.

Fourthly, the Group continued to enhance its strengths in domestic trade market. The Group reduced its transshipment cost, enhanced its capacity efficiency and space utilization rate by increasing domestic shipping capacity, leveraging on its competitiveness through utilizing the same team of vessels for both domestic and international markets.

Regarding cost control, positive results had been achieved through cost control measures over container management, transshipment and fuel oil. In 2007, cost of services increased only 20%, which was lower than the 27.3% increase in revenue.

In addition, the Group captured the golden opportunity in the domestic capital market and successfully listed its A shares in the People's Republic of China (the "PRC"), which provided strong support for the sustainable development of the Group. The net proceeds from the A share issue was approximately RMB15,221,864,000, it is intended that the net proceeds from the A share issue will be used for various purposes, including the construction of container vessels and acquisition of assets related to container shipping business owned by China Shipping.

FUTURE PROSPECT

In 2008, there are still numerous uncertainties such as the U.S. economy, Asian-Pacific regional trade market and fuel price trends. In addition, the continuous increase of shipping capacity in the global shipping market will continue to bring operational pressure to each liner shipping company. However, the Group remains cautiously optimistic about the container shipping market in 2008.


CHINA SHIPPING LINE.

Chairman's Statement



the Group remains cautious about the container shipping market in 2007.

The Group plans to continue its implementation of various measures and strategies, and fully utilize its resource advantage by taking advantage of the characteristics of its size and brand name.

Firstly, the Group will continue to strengthen its trade lanes brand building, to implement the quality trade lanes service concept in all its trade lanes, and to build up reputable brand name in the market.

Secondly, the Group will continue to expand the areas of cooperation, enhance its resource integration ability, enlarge its coverage of trade lanes, and seek new profit engine.

Thirdly, the Group will continue to increase investment and reinforce its competitive edge in the domestic trade market.

Fourthly, the Group will continue to devote itself in improving the current transportation imbalance, strengthening the solicitation of backhaul cargo and enlarging the proportion of long-term customers.

Fifthly, the Group will complete integration of the relevant container transportation businesses as soon as practicable, including but not limited to the production chain such as terminals, logistics and containers building businesses, in order to fully maximise the synergy and overall competitive edge of the Group.

In addition, the Group will continue to strengthen its cost control and talent development, improve information technology systems, and promote its service concept, etc., which are always the core emphasis of the Group.

The year 2008 is a year full of challenges and opportunities. With the dedication of its staff and the support of its shareholders, the Group is fully confident of bringing another year of success for the Group. We will also use our best efforts to create value for our shareholders in order to thank them for their continuous support.

By Order of the Board of Directors

China Shipping Container Lines Company Limited
Li Shaode
Chairman

1 April, 2007



Management Discussion and Analysis

BUSINESS REVIEW

For the year ended 31 December, 2007, the Group recorded a revenue of RMB38,825,620,000, representing an increase of 27.3% as compared to the previous year; profit before income tax was RMB3,806,101,000, representing an increase of 233.1% as compared to the last year; profit attributable to equity holders amounted to RMB3,215,417,000, representing an increase of 274.2% as compared to the last year; loaded cargo volume for the whole year amounted to 7,298,827 TEU, representing an increase of 29.0% as compared to the last year. For the year ended 31 December, 2007, the average freight rate per TEU of the Group amounted to RMB5,299, maintain at the same level as compared to the previous year. For the year ended 31 December, 2007, the Group intensified soliciting backhaul cargo, which resulted in increase in volume, loading rate and volume of loaded cargoes for domestic trade. In addition, as the freight rate of the backhaul cargo and the domestic trade market were relatively low, the average freight rate were on the whole decreased.

As at 31 December, 2007, the total shipping capacity of the Group reached 446,037 TEU. The shipping capacity at the end of this year increased 11.8% as compared to the last year.

FINANCIAL REVIEW

Revenue

The Group's revenue increased by RMB8,323,242,000 or 27.3% from RMB30,502,378,000 for the year ended 31 December, 2006 to RMB38,825,620,000 for the year ended 31 December, 2007. The increase in revenue was primarily due to:

- *Increased volume of loaded cargoes*

  The volume of loaded cargoes for the year ended 31 December, 2007 amounted to 7,298,827 TEU, representing an increase of 29.0% as compared to year 2006 as a result of the increased cargo volume (including the volume of ocean backhaul cargoes) in several main trade lanes including the Europe/ Mediterranean trade lane, the Middle East trade lane and domestic trade lanes as well as the enhanced shipping capacity on major trade lanes and the improving of the overall structure of the global trade lanes through the deployment of new and large container vessels.

Management Discussion and Analysis

Analysis of loaded container volume by trade lanes

Principal Markets	2007 (TEU)	2006 (TEU)	Change (%)
Pacific Ocean	**1,628,059**	1,432,565	13.6%
Europe/Mediterranean	**1,457,918**	1,351,670	7.9%
Asia Pacific	**1,233,035**	1,021,894	20.7%
China Domestic	**2,749,120**	1,712,679	60.5%
Others	**230,695**	139,147	65.8%
TOTAL	**7,298,827**	5,657,955	29.0%

- *Increased freight rate*

  The Group's average freight rate per TEU for the year 2007 amounted to RMB5,299, maintain at the same level as compared to the year 2006. In particular, the average freight rate per TEU for international trade lanes recorded an increase of about 8.2% as compared to year 2006 to RMB7,554. The main reason for the increase in international trade lanes was the increase of freight rate of all trade lanes as a result of the increase of the cost of services in 2007. On the other hand, the great increase of about 38.1% of freight rates for Europe/Mediterranean trade lanes dragged up the average freight rate for the whole year. The average freight rate per TEU for domestic trade lanes increased by RMB155 as compared to the same period last year to RMB1,568 mainly due to the development of quality trade lanes for domestic trade by the Group, which attracted a number of steady and quality clients by reason of the Group's high standard of service.

Cost of services

For the year ended 31 December, 2007, total cost of services amounted to RMB34,069,303,000, representing an increase of 20% as compared to year 2006. However, cost of services, on a per TEU basis, decreased by 7% as compared to year 2006 to RMB4,668.

The increase in the total cost of services was mainly due to:

- Container and cargo costs increased by 17.2% from RMB12,789,231,000 in 2006 to RMB14,994,967,000 mainly due to the increase in the volume of loaded cargoes. Port charges amounted to RMB2,761,217,000, representing an increase of 22.4% as a result of extended and established services, higher voyage frequencies and increase in port calling, canal passing frequency and the increase of various worldwide port expense rates in year 2007. The stevedore charges for loaded and empty containers amounted to RMB8,306,236,000, representing an increase of 4.1%, principally due to the increase in the volume of loaded cargoes in the international and domestic trade lanes and repositioning of empty containers.

Management Discussion and Analysis

- Vessel and voyage costs amounted to RMB12,408,257,000 for the year 2007, representing an increase of 20.7% as compared to year 2006. To a certain extent, vessel and voyage costs per TEU decreased with the deployment of large vessels which were ordered by the Group at low costs during the down cycle of the shipping industry. However, with the continuously high rise in fuel price in 2007, the annual closing price of crude oil in the New York commodity exchange was USD96 per barrel, representing an increase of 45% as compared to year 2006. For this reason, the annual average price of oil in 2007 was USD483 per ton, representing an increase of 57% as compared to year 2006. Accordingly, fuel costs increased to RMB7,559,827,000. As a result of efficient cost control, the Group's vessel and voyage costs per TEU decreased by RMB117 or 6.4% from RMB1,817 in 2006 to RMB1,700 in 2007.

- Sub-route and other costs amounted to RMB6,666,079,000, representing an increase of 25.3% as compared to year 2006. The increase was mainly due to an increase in volume of door to door service resulting in increasing in volume of sub-route services and cost of inland sub-route service in most countries.

Gross profit

Due to the above reasons, the Group recorded a gross profit of RMB4,756,317,000 in 2007, representing an increase of RMB2,645,545,000 or 125.3% as compared to year 2006.

Income tax expense

With effect from 3 March, 2004, the Company became a joint stock limited company under the Company Law of the PRC and was registered in the Pudong New District, Shanghai. As at 31 December, 2007, the EIT rate applicable to the Company is 15%. The Company's subsidiaries incorporated in the PRC are subject to EIT at a rate ranging from 15% to 33% for the year ended 31 December, 2007. The profits derived by the Company's overseas subsidiaries are subject to EIT at a fixed rate of 16.5%, as approved by the tax bureau, on the profits of the overseas subsidiaries for EIT purpose.

Selling, administrative and general expenses

For the year ended 31 December, 2007, the Group's selling, administrative and general expenses were RMB712,353,000, representing an increase of 29.4% as compared to year 2006.

Profit attributable to equity holders

Due to the above reasons, the profit attributable to the equity holders of the Company increased by RMB2,356,207,000 or 274.2% from RMB859,210,000 in 2006 to RMB3,215,417,000 in 2007.

Management Discussion and Analysis

Financial resources and financial liabilities

The Group's principal sources of working capital have been the cash flow from operations, bond issue and issuance of A share on the Shanghai Stock Exchange and bank borrowings. Cash is mainly used in financing cost of services, new vessels, purchase of containers, payment of dividends and the repayment of principal and interest for bank borrowings and finance leases.

As at 31 December, 2007, the Group's total bank loans were RMB4,190,259,000. The maturity profile is spread over a period between 2007 and 2019, with RMB958,266,000 repayable within one year, RMB2,273,095,000 in the second year, RMB427,757,000 in the third to fifth year, and RMB531,141,000 after the fifth year. The Group's long-term bank loans are mainly used for the purchase of new vessels and containers.

As at 31 December, 2007, the long-term bank loans were secured by mortgages over several container vessels, vessels under construction and containers with a net book value of RMB1,991,942,000 (31 December, 2006: RMB7,009,915,000), and charges over shares of certain vessel owning subsidiaries.

As at 31 December, 2007, the Group had USD loans at fixed interest rates in the amount of RMB939,712,000 and USD loans at floating interest rates in the amount of RMB3,250,547,000. The Group's loans are denominated in USD, and cash and cash equivalents are mainly denominated in RMB and USD.

As at 31 December, 2007, the Group's obligations under finance leases amounted to RMB3,306,730,000 (31 December, 2006: RMB3,894,973,000). The maturity profile is spread as follows: the amount repayable within one year is RMB543,261,000, the amount repayable in the second year is RMB563,958,000, the amount repayable in the third to fifth year is RMB1,573,129,000 and the amount repayable after the fifth year is RMB626,382,000. All the finance lease obligations payable are arranged for the lease of containers.

In June 2007, the Company issued domestic corporate bonds with the net proceeds of approximately RMB1,775,488,000.

Net current assets

As at 31 December, 2007, the Group's net current assets amounted to RMB14,773,726,000. Current assets mainly comprised bunkers of RMB904,573,000, trade and notes receivables of RMB4,054,201,000, prepayments and other receivables of RMB151,420,000, derivative financial asset of RMB21,694,000 and cash and cash equivalents of RMB16,290,419,000. Current liabilities mainly comprised trade and notes payables of RMB3,208,043,000, accrual and other payables of RMB667,226,000, income tax payable of RMB1,239,927,000, long-term bank loans-current portion of RMB958,266,000, finance lease obligations-current portion of RMB543,261,000, provision of RMB25,000,000 and derivative financial debt of RMB6,858,000.

Management Discussion and Analysis

Cash flows

For the year 2007, the Group's net cash generated from operating activities was RMB5,605,456,000, denominated principally in RMB, US dollars and Hong Kong dollars, and which represented an increase of RMB2,839,793,000 compared to year 2006. Cash and cash equivalent at the end of year 2007 increased by RMB13,374,877,000 as compared to the last year, mainly reflecting the increase in net cash inflow from operating activities and that from financing activities. The cash inflow from financing activities of the Group during the year mainly arose from issue of bonds and shares. The captioned fund will mainly be used as long-term capital expenditure and short-term business. Net cash generated from operations, when not needed for working capital requirements, is principally held as short-term and demand deposits.

The following table provides information regarding the Group's cash flows for the reporting periods.

	For the year ended 31 December,	
	2007 (RMB)	2006 (RMB)
Net cash generated from operating activities	**5,605,456,000**	2,765,663,000
Net cash used in investing activities	**(4,799,341,000)**	(3,686,690,000)
Net cash generated from financing activities	**12,568,762,000**	413,196,000
Net increase/(decrease) in cash and cash equivalents	**13,374,877,000**	(507,831,000)

Net cash generated from operating activities

For the year ended 31 December, 2007, the net cash generated from operating activities was RMB5,605,456,000, representing an increase of RMB2,839,793,000 from RMB2,765,663,000 in 2006. The increase was mainly due to the increase in the operating size of liner service and the operating profit rate. The net cash generated from operations for 2007 was RMB5,690,829,000, representing an increase of 91.2% as compared with RMB2,975,706,000 in 2006.

Net cash used in investing activities

For the year ended 31 December, 2007, net cash used in investing activities was RMB4,799,341,000, representing an increase of RMB1,112,651,000 from RMB3,686,690,000 in 2006. The increase was mainly due to the increase in the Group's capital expenditure on vessels, containers and other construction in progress of RMB4,874,933,000 in year 2007, representing an increase of RMB1,203,039,000 from RMB3,671,894,000 in 2006.

Management Discussion and Analysis

Net cash generated from financing activities

For the year ended 31 December, 2007, net cash generated from financing activities was RMB12,568,762,000, representing a net increase of RMB12,155,566,000 as compared to the net cash from financing activities of RMB413,196,000 in 2006. The main reason for such increase was because in December, 2007, the Group issued 2,336,625,000 A shares, of which the net proceeds raised was approximately RMB15,221,864,000. In June, 2007, the Company issued domestic corporate bonds with the net proceeds of approximately RMB1,775,488,000. All RMB loans from banks were repaid ahead of schedule in 2007, the total amount paid to banks increased by RMB2,863,197,000 as compared with that in 2006. The dividend distributed to shareholders increased by RMB1,067,250,000 as compared with that in 2006 (due to a bonus share issue on the basis of 5.5 bonus shares for every 10 shares of par value RMB1.00 each and the declaration of a cash dividend of approximately RMB1,549,650,000).

Average debtor turnover

Due to the management's effort to strengthen credit control over settlement from customers, the Group's average debtor turnover days substantially dropped as compared with last year.

Gearing ratio

As at 31 December, 2007, the Group's gearing ratio (i.e. the ratio of debt over shareholder's equity) was -21.3%, which is lower than 46% in 2006. The drop in gearing ratio was mainly because the net cash inflow from operating activities and financing activities largely exceeded the capital expenditures on construction of vessels and containers, and payment of dividends. In addition, the drop in gearing ratio was also because of the increase of net assets of the Company by the A share issue of the Group and keeping good performance on operation.

Foreign exchange risk and hedging

Most of the revenue of the Group are settled or denominated in US dollars and most of the operating expenses are also settled or denominated in US dollars. As a result, the negative impact on the operating income due to the continuous appreciation of RMB can be offset by each other to a certain extent. With the RMB appreciation, monetary net assets, including cash and cash equivalents in US dollars and HK dollars continued to depreciate. During the year, the Group devoted much effort to improve the currency structure of such assets, as a result, the exchange losses of the Group was controlled to RMB57,738,000 and the exchange difference charged to equity amounted to RMB530,346,000 as at 31 December, 2007. The Group continues to monitor the exchange rate fluctuation of RMB, convert net cash inflow from operating activities into RMB in a timely manner so as to minimize foreign currency risk, reducing the net currency assets denominated in foreign currency and consider appropriate measures including making hedging arrangement (e.g. forward exchange contracts), based on its operating needs to mitigate the Group's currency exposure.

Management Discussion and Analysis

Capital expenditure

During the year ended 31 December, 2007, the capital expenditure on vessels and vessels under construction amounted to RMB3,852,294,000, development of information system RMB29,641,000, purchase of containers RMB1,069,232,000, and purchase of office equipment and motor vehicle RMB14,544,000.

Capital commitments

As at 31 December, 2007, the Group had contracted but not provided for capital commitments of approximately RMB10,451,693,000 for vessels under construction. It is expected that part of the commitments will be financed by cash generated from operating activities and the proceeds from the A share issue, with the remaining portion by issuing bond or by bank borrowings.

Acquisition

On 15 October, 2007, the Company entered into the agreement with China Shipping Investment Co., Ltd. ("CS Investment"), China Shipping Agency Co., Ltd. ("CS Agency") and China Shipping Logistics (Hainan) Co., Ltd. to acquire their respective entire 10%, 20% and 30% equity interests in China Shipping Container Lines Hainan Company Limited ("CS (Hainan)"); and seven agreements with CS Investment to acquire its respective entire 10% equity interests in China Shipping Container Lines Xiamen Company Limited, China Shipping Container Lines Dalian Co., Ltd., China Shipping Container Lines Guangzhou Co., Ltd., China Shipping Container Lines Qingdao Company Limited, China Shipping Container Lines Shanghai Co., Ltd. China Shipping Container Lines Shenzhen Co., Ltd. and China Shipping Container Lines Tianjin Company Limited; and CS (Hainan), a subsidiary of the Company, entered into an agreement with CS Agency to acquire its entire 10% equity interest in China Shipping Container Lines (Haikou) Company Limited. The aggregate consideration payable for the said acquisitions was RMB40,955,000.

Contingent liabilities

As at 31 December, 2007, the Group had RMB25,000,000 contingent liabilities recorded as provision.

Employees, training and benefits

As at 31 December, 2007, the Group had 3,523 employees. Staff cost was approximately RMB1,010,176,000 (including a provision for the year of RMB100,469,000 in relation to the H share share appreciation rights granted to the Company's directors (the "Directors") and employees). In addition, the Group entered into contracts with a number of subsidiaries of China Shipping, pursuant to which those companies provided the Group with approximately 3,093 crew members in aggregate who mainly worked on the Group's self-owned or bare-boat chartered vessels.

Remuneration of the Group's employees includes basic salaries, other allowances and performance bonuses. The Group also adopts a performance discretionary incentive scheme for its staff. The scheme links up the financial benefits of the Group's staff with certain business performance indicators. Such indicators may include but not limited to the profit target of the Group.

Management Discussion and Analysis

Details of the performance discretionary incentive scheme vary among the members of the Group. The Group sets out certain performance indicators for each of its subsidiaries to achieve. Each subsidiary has the discretion to formulate its own detailed performance related remuneration policies according to its local circumstances.

The Group has adopted a compensation scheme on 12 October, 2005 and amended the same on 20 June, 2006 and 26 June, 2007, which is to be satisfied by cash payments and is share-based, known as the "H Share Share Appreciation Rights Scheme" (the "Scheme"). The fair value of services provided by the employees of the Company who are granted the H share share appreciation rights is recognized as an expense of the Company. Employees might in the future be entitled to a compensation in the form of a cash payment, which is calculated based on the appreciation in the price of the Company's H share from the date of grant to the date of exercise.

Biographies of Directors, Supervisors and Senior Management

EXECUTIVE DIRECTORS

Mr. Li Shaode (李紹德), age 57

Chairman and Executive Director of the Company. He is responsible for the overall management of the Group's operations and formulation of the business strategies of the Company and its subsidiaries. Mr. Li is also currently the president and the vice Party secretary of China Shipping and the Chairman of China Shipping Development Company Limited ("CSDC"). He joined Shanghai Maritime Bureau in 1968 and began his career in the shipping industry. During period from 1968 to 1993, he was vice Party secretary, vice chief and chief of the Labour Department and deputy director general of the Oil Tanker Fleet of the Shanghai Maritime Bureau. From 1993 to 1995, he was the deputy general manager of Shanghai Shipping, general manager of Shanghai Shipping (group) company respectively, from 1997 to 2003, he was the vice president of China Shipping (Group) Company, from 2003 to June 2006, he was the Party secretary and vice president of China Shipping (Group) Company, from June 2006 to Nov. 2006, he was the Party secretary and president of China Shipping (Group) Company, From November 2006 till now, he was president and vice Party secretary of China Shipping (Group) Company. Mr. Li has over 35 years of experience in the shipping industry and in relation to the transportation safety management. He graduated from Shanghai Maritime University in 1983, majoring in Sea Transportation Management. In 1997, he obtained a Master's Degree in engineering. He has been awarded "State Council's Special Contribution Allowance" since 1999. He was elected as the vice-chairman of China Ship-owners' Society in 2001. Mr. Li joined the Company in October 1997.

Mr. Zhang Guofa (張國發), age 51

Vice Chairman and Executive Director of the Company. Mr. Zhang is also the vice president and a Party member of China Shipping and a director of CSDC. He began his career in the shipping industry in 1980. From 1991 to 2000, he began working in the water transport department of the Ministry of Communications and has held the posts of deputy department head, department head, deputy section chief, section chief. From July 2000 to November 2001, he was an assistant to the director in the Ministry of Communications, department of water transport. From November 2001 to November 2004, he was the deputy director of the water transport department of the Ministry of Communications. Since November 2004, he became the vice president of China Shipping, and the party member of China Shipping since December 2005. Mr. Zhang has extensive management experience. Mr. Zhang graduated from Wuhan University in 1988, obtained a Master's degree in 1991 and a Doctorate degree in 1997. Mr. Zhang joined the Company in February 2005.

Biographies of Directors, Supervisors and Senior Management

Mr. Huang Xiaowen (黃小文), age 45

General Manager, Executive Director and vice Party Secretary of the Company. He is in charge of the overall administration of the Company. Mr. Huang started his shipping career in 1981, and was appointed as manager of Container Shipping Section of Guangzhou Ocean Shipping Company, deputy general manager and general manager of Container Transportation Department of China Ocean Shipping Company during 1981-1997, and was appointed as deputy general manager of the Company during 1997-2006. he became the Executive Director since 2005 and the General Manager of the Company since January 2006. He became the vice Party Secretary of the Company since January 2007. Mr. Huang specialises in container shipping industry and management, and his "bulk container shipping methodology" was granted 2002 New Product for Hong Kong maritime administration, Gold Medal in New Technology International Exhibition and Practical New Design patent by China International Paten Administration, and in 2002 his "multi-purpose vehicle container shipping methodology" was also granted Practical New Design patent by China International Patent Administration. He was awarded "Shanghai Labor Model for 2001-2003" by Shanghai Municipality People's Government and "Excellent Party Member in Shanghai for 2002-2003" by Shanghai Party Committee. Mr. Huang graduated from Qingdao Ocean Seaman Institute with major in Vessel Piloting in 1981, and joined the Company in October 1997.

Mr. Zhao Hongzhou (趙宏舟), age 39

Deputy General Manager and Executive Director of the Company. Mr. Zhao assists the general Manager of the Company and is responsible for the Company's production, operation and administrative work. He began his career in the shipping industry in 1993. In 1994, he took on the role of the department head of Container Shipping main office of China Ocean Shipping (Group) Company. Between 1997 to 2002, he was the vice department head and department head of the executive department of China Shipping, Since November 2002 he became the deputy general manager of the company and the Executive Director since February 2005. He accumulated a lot of experience in relation to management. Mr. Zhao graduated in 1993 from Shanghai Maritime University, majoring in transportation management and engineering, where he obtained a Master's degree in engineering. Mr. Zhao joined the Company in November 2002.

Biographies of Directors, Supervisors and Senior Management

NON-EXECUTIVE DIRECTORS

Mr. Ma Zehua (馬澤華), age 54

Vice Chairman and Non-executive Director of the Company. Mr. Ma is the Party secretary and the vice president of China Shipping. During March 1987 to March 1993, he served as the deputy head of the Shipping Division and the deputy manager of the shipping department of China Ocean Shipping Company respectively. From March 1993 to February 1995, he was the general manager of Development Department and the assistant to president of China Ocean Shipping (Group) Company. From February 1995 to August 1997, he was the Party secretary and the president of China Ocean Shipping (Group) Company, American Branch. During December 1997 to December 1999, he served as a member of the Party committee and the deputy general manager of Guangzhou Ocean Shipping Company. From December 1999 to February 2000, he served as a member of the Party committee and the general manager of Qingdao Ocean Shipping Company. From February 2000 to November 2000, he served as the Party secretary and the general manager of Qingdao Ocean Shipping Company. From November 2000 to September 2001, he was a member of the Party committee and the general manager of Qingdao Ocean Shipping Company. From August 2001 to November 2006, he served as a member of the Party committee and the vice president of China Ocean Shipping (Group) Company. From November 2006 to present, he served as the Party secretary and the vice president of China Shipping. Mr. Ma has accumulated extensive experience in the shipping industry. Mr. Ma Zehua, graduated from Shanghai Maritime University with a master's degree. He joined the Company in June 2007.

Mr. Zhang Jianhua (張建華), age 57

Non-executive Director of the Company. He is also currently the vice president and a member of the Party committee of China Shipping. He began his career in the shipping industry from 1973. During the period from 1975 to 1983, he was the vice secretary and secretary of Tianjin Ocean Shipping Company. From 1985 to 1992, he was the vice Party secretary of Tianjin Ocean Shipping Company. From 1992 to 1997, he was the general manager of China Seaman Foreign Technology Services Company and Party secretary from 1993 to 1997. After 1997, he was the vice president and a member of the Party committee of China Shipping. Mr. Zhang has accumulated over 30 years of experience in shipping transportation and crew management. He is also experienced in business management. Mr. Zhang graduated in 1985 from the Dalian Maritime University. Mr. Zhang joined the Company in October 1997.

Biographies of Directors, Supervisors and Senior Management

Mr. Lin Jianqing (林建清), age 53

Non-executive Director of the Company. Mr. Lin is also the vice president and Party member of China Shipping, vice-Chairman of CSDC.

Mr. Lin entered the Guangzhou Maritime Bureau in 1982,. From 1982 to 1993, he was the ship third engineer, second engineer, first engineer, chief engineer of Guangzhou Maritime Bureau successively. From September 1993 to October 1997, he was the ship chief engineer, deputy engineering unit head, engineering unit head of Guangzhou Shipping (Group) Company successively. From October 1994 to July 1997, he was the assistant to general manager, deputy general manager of Guangzhou Shipping (Group) Company successively. From July 1997 to July 1998, he was the vice president and Party member of China Shipping, and deputy general manager of Guangzhou Shipping (Group) Company. From July 1998 to August 2000, he was the vice president and Party member of China Shipping, From August 2000 to April 2005, he was the vice president of China Shipping, From April 2005 till now, he is the vice president and Party member of China Shipping. He has almost 30 years of experience in the shipping industry. Mr. Lin graduated from Dalian Maritime College in 1982, majoring in Engineering, obtained a Master's degree in 1999 at Dalian Maritime University Transportation Plan and Management Department, obtained a Doctor's degree in 2003 at South China Normal University Industry and Commerce Management Department. Mr. Lin joined the Company in February 2008.

Mr. Wang Daxiong (王大雄), age 47

Non-executive Director of the Company. Mr. Wang is also the vice president and party member of China Shipping, a director of CSDC, chairman of China Shipping (Hainan) Haisheng Shipping/Enterprises Co., Ltd., chairman of China Shipping Group Investment Company Limited and a director of China Merchants Bank. Mr. Wang began his career in the shipping industry from 1983. From 1983 to 1995, he was the deputy department head, department head and division head of the finance division of the Guangzhou Maritime Bureau. From January 1996 to April 1996, he was the chief accountant of Guangzhou Shipping (Group) Company. Between April 1996 and January 1998, he was the chief accountant and head of finance department of Guangzhou Shipping (Group) Company. From 1998 to 2001, he was the chief accountant and a member of the Party committee of China Shipping. From 2001, he is the vice president of China Shipping, and party member of China Shipping from April 2005 on. Mr. Wang has extensive experience in financial management. He was served as the president of the Shanghai Transportation Accounting Association and a committee member of the Senior Accountant Assessment Committee of the MOC. Mr. Wang graduated from Shanghai Maritime University in 1983, majoring in maritime finance and accounting. Mr. Wang joined the Company in February 2004.

Biographies of Directors, Supervisors and Senior Management

Mr. Xu Hui (徐輝), age 45

Non-executive Director of the Company, general manager and Party secretary of Shanghai Shipping (Group) Company. He began his career in the shipping industry in 1982. Between December 1990 and January 1996, Mr. Xu held the post of chief engineer of Shanghai Maritime Bureau Oil Tanker Company. Between January 1996 and December 1996, Mr. Xu held the posts of assistant to general manager and guidance chief director of Shanghai Maritime Bureau Oil Tanker Company. From December 1996 to October 1997, he was the vice manager of the technical department of Shanghai Haixing Shipping Company. Between October 1997 and January 1998, Mr. Xu held the post of manager of the technical department of Shanghai Shipping (Group) Company. Between January 1998 and June 2002, Mr. Xu held the post of deputy general manager of both Shanghai Shipping (Group) Company and China Shipping Development Oil Tanker Company. Between June 2002 and March 2005, Mr. Xu held the post of deputy general manager of Shanghai Shipping (Group) Company, and from March 2005, he is the general manager and Party secretary of Shanghai Shipping (Group) company. Mr. Xu graduated from Jimei University in 1982, majoring in engineering. Mr. Xu joined the Company in October 2005.

Mr. Yao Zuo Zhi (姚作芝), age 61

Non-executive Director of the Company and Party secretary of Guangzhou Shipping (Group) Company. In 1965, Mr. Yao entered the Guangzhou Maritime Bureau. From 1965 to 1993, he was the unit head, section chief, department chief of the Organization Department and vice-chairman of Guangzhou Maritime Bureau. Between 1993 and 1997, he was the vice general manager of Guangzhou Shipping (Group) Company. Mr. Yao was also the Party secretary of China Shipping Development Cargo Shipping Company between 1997 and 2005. From 1997 till now, he has been the Party secretary of Guangzhou shipping (Group) Company. From 2002 to January 2007, he was the general manager of Guangzhou Shipping (Group) Company. From May 2003 till Mar 2007, he was the director of China Shipping development company Ltd. Mr. Yao has over 40 years of experience in the shipping industry. He graduated from South China Normal University in 1985, majoring in politics. Mr. Yao joined the Company in October 2003, he was the chairman of the supervisory committee of the Company ("Supervisory Committee") from February 2004 to August 2006 and was Non-executive Director since August 2006.

Biographies of Directors, Supervisors and Senior Management

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Hu Hanxiang (胡漢湘), age 67

Independent Non-executive Director of the Company. Mr. Hu graduated from Dalian Maritime University, majoring in vessel piloting in 1966. From 1968 to 1972, Mr. Hu was a technician of Tianjin Port Bureau. From 1982 to 1985, he was an operator of National Ministry of Communications and manager of Operation division of Ocean Shipping Administration. From 1985 to 1994, he was the deputy director of Ocean Shipping Administration and Transportation Management Department, director of Water Transport Centre, deputy director of Water Transport Department and director of National Water Transport Operation Department. From 1994 to 2000, he was the director of Water Transport department of Ministry of Communications. From 2000 till now, he has been the director of shipping communication of the Two Shores Across the Strait association. He has over 30 years of experience in the shipping industry. From 2000, he was a member of the first and second expert committee of Ministry of Communications. Mr. Hu was included as economical expert of China's expert and celebrity glossary. From 1995, he was the vice chairman of China ports association, director of relation of the Two Shores Across the Strait association and vice chairman of China ship agency association. Mr. Hu was appointed as an Independent Non executive Director in March 2004.

Mr. Wang Zongxi (汪宗熙), age 74

Independent Non-executive Director of the Company and a former member of the Shanghai Standing Committee of the Chinese People's Political Congress. Mr. Wang graduated from the Architectural Electrical Equipment Department of Tongji University. Mr. Wang has been a registered accountant in the PRC since 1997 and is a member of the PRC's Shanghai Institute of Certified Public Accountant. Shanghai Institute of Certified Public Accountants is an official branch of the Chinese Institute of Certified Public Accountants ("CICPA"), which is a recognised body in the PRC. Accountants under CICPA are recognised as certified and qualified accountants in the PRC. From 1951, Mr. Wang engaged in consolidated economic management at finance and tax departments in Shanghai. In 1983, Mr. Wang joined the constitution of Shanghai Audit Bureau. In 1984, he was appointed as the deputy director of Shanghai Audit Bureau. Between 1986 and 1988, Mr. Wang served as assistant director of the Shanghai Finance Office. In 1988, Mr. Wang returned to the Shanghai Audit Bureau as chief until 1993, when he joined the Shanghai Standing Committee of the Chinese People's Political Congress. During the period, Mr. Wang was appointed as an adviser of Trust and Investment Company. Mr. Wang was appointed as an Independent non-executive Director in March 2004.

Biographies of Directors, Supervisors and Senior Management

Mr. Shen Kangchen (沈康辰), age 67

Independent Non-executive Director of the Company. Mr. Shen was principal of Shanghai Maritime University. He was graduated from East China Institute of Water Conservation with graduate student experience in water lane and port. He was previously an instructor, lecturer and associate professor, successively in Chongqing Jiaotong University and Institute of Architecture and Engineering from September 1966 to December 1979, and a visiting scholar to Carnegie Mellon University and University of Florida respectively from August 1981 to August 1983. He served as the vice president of Chongqing Jiaotong University from August 1983 to January 1985, and a professor, the Secretary of the CPC Committee and the dean of faculty of Shanghai Maritime University during February 1985 to February 1988. During March 1988 to November 1991, he was a professor and the vice president of Shanghai Maritime University. From December 1991 to April 1999, he was a professor and the president of Shanghai Maritime University. In May 1999, he was appointed the Head of Network Computer Research Centre of Shanghai Maritime University. And been invited the visit scholar of New Jersey Industry College from August 1997 to January 1998. Director of Network Computing Institute, Shanghai Maritime University since May 1999. Since 2004 to present, he has served as the chief engineer of CABR Technology Co., Ltd. Mr. Shen was appointed as an Independent Non-executive Director in June 2007.

Mr. Jim Poon (盤占元), age 67

Independent Non-executive Director of the Company. Mr. Jim Poon was the senior head and the managing director for Orient Overseas Container Line (OOCL) based in New York, London and Hong Kong, respectively over his entire shipping career life. He served the Board of Directors of OOCLL and it's subsidiaries for several terms and was involved in international commerce activities. During his tenure in Europe from 1994 to 1998, he was appointed by the EU Competition Commission (DG IV, or Directorate 4) as member of the "Wiseman" Committee. This committee of five members had the mandates to serve and advise the directorate on general competition policies involving the container shipping/maritime industry, pan-European Union. He retired from OOCL in 2001. After retirement, Mr. Poon was appointed by the Hong Kong SAR government, respectively, as member of the "Hong Kong Maritime Board", the "Logistics Council", the "Port Development Council", and the "Maritime Industry Council". He served these various roles successively ranging from four to six years until 2006. Mr. Poon also was elected, successively for three terms, from 2000 until 2005, the chairman of the Hong Kong Liner Shipping Association. Having more than 30 years of experience in the shipping industry. Mr. Poon received high educations on various academics. He also completed the AMP of the Harvard Business school of the US.

Mr. Poon was appointed as an independent Non-Executive Director since June 2007.

Biographies of Directors, Supervisors and Senior Management

Mr. Shen zhongying (沈重英), age 63

Independent Non-executive Director of the Company. Mr. Shen graduated from Shanghai Industrial College and he previously worked in several government departments in Shanxi Province from June 1972 to December 1990. He served as chairman of Hong Kong Li Shan company Limited from December 1990 to May 1994, the deputy director of Shanghai Planned Economy Research Institution from May 1994 to February 1996, the deputy office manager and office manager of Shanghai Supervision Management Office of Securities and Future from February 1996 to October 1998, the Party secretary of the CPC Committee and the head of CSRC Shanghai Securities Management Office and the chief of CSRC Shanghai Inspection Bureau from October 1998 to June 2003. During July 2003 to August 2006, he was a non-member governor of Shanghai Stock Exchange and the Head of the Shanghai Stock Exchange Member Management Committee. Since March 2003, he has been a member of the No.12 Standing Committee of the Shanghai Municipal People's Congress. Mr. Shen joined the company in October 2007.

SUPERVISORS

Mr. Chen Decheng (陳德誠), age 57

Chairman of Supervisory Committee. Mr. Chen is also a member of the Party Committee and Chairman of Trade Union of China Shipping. He started his shipping career from October 1968. Between 1984 and 1992 he was vice director, then director of Party Committee Office of Shanghai Shipping Bureau. Between 1992 and 1995 he held the posts of managing vice general manager and Party- Secretary of Shanghai Shipping (Group) Industrial Company. Between 1995 and 1998 he was Chairman of Trade Union and Party member of Shanghai Shipping (Group) Company. From March 1998 to August 2000 he was chairman of Trade Union and Party member of China Shipping. From August 2000 to February 2001 he held the post of Chairman of Trade Union of China Shipping. Since February 2001 he was a Party member and chairman of Trade Union of China Shipping. Mr. Chen studied in Cadre Education Class, Chinese Department, East China Normal University majoring in secretarial business during September 1982-August 1984, and started his on-the-job study in East China University of Science and Technology majoring in administrative management during September 1997-July 2000. He joined the Company in August 2006.

Biographies of Directors, Supervisors and Senior Management

Mr. Yao Guojian (姚國建), age 54

Supervisor of the Company. He is also the vice party secretary and secretary of the Disciplinary Committee of the Company. He started his shipping career in 1977. During April 1978 to September 1985, he was the deputy head of workshop, vice party secretary and head of the administration section of Lifeng Ship Factory under Shanghai Marine Bureau. During September 1987 to October 1994, he served as the chief steward, the head of supervisory section and the head of administration section of Shanghai Marine Bureau. From October 1994 to July 1997, he acted as the supervisor of disciplinary committee and examination of Shanghai Marine Shipping (Group) Company, the secretary of disciplinary committee of vessel company No. 2 under Shanghai Marine Shipping (Group) Company, the secretary to disciplinary committee and the chairman of Trade Union of Container Branch Company under Shanghai Hai Xing Shipping Co., Ltd. From July 1997 to March 2002, he was the deputy head of supervision & auditing division of China Shipping and the vice Party secretary and secretary to the disciplinary committee of China Shipping. Between March 2002 and January 2003, he was a member of the Party committee, secretary to the disciplinary committee and chairman of the Labour Union of China Shipping Logistics Company Limited. He has accumulated extensive experience in management. Mr. Yao Guojian graduated from East China Normal University in administrative management. H e joined the Company in January 2003

Mr. Tu Shiming (屠士明), age 44

Supervisor of the Company. Mr. Tu is also the deputy general manager of Supervision and Auditing Division of China Shipping. Mr. Tu graduated from the Shanghai Harbor College in 1983, majoring in maritime accounting, and achieved the undergraduate course in Shanghai Finance and Economics University in 1990, majoring in accounting. He began his career in the shipping industry in 1983. Between November 1996 and December 1997, Mr. Tu was the unit head of finance unit of CSDC. Between December 1997 and March 2005, Mr. Tu held the posts of unit head, deputy section chief and section chief of the audit division of China Shipping successively. Mr. Tu joined the Company in October 2005.

Mr. Wang Xiuping (王修平), age 43

Supervisor of the Company and General Manager of Enterprise Strategic Planning Division of the Company. Mr. Wang joined the Shanghai Maritime Bureau in 1982, and between 1990 and 1998, he was the third officer, the second officer and the chief officer of ocean shipping vessels. Between 2000 and 2003, he has been the deputy unit head, the unit head, assistant manager and executive assistant manager of the stowage center of the Company. Mr. Wang has over 20 years of experience in shipping industry. He graduated from Shanghai Maritime Staff University in 1990, majoring in vessel piloting and graduated from China Central Radio and TV University in 2006, majoring in business administration. Mr. Wang was awarded the Golden Anchor Award in 2002 by the National Committee of the China Seamen's Union. Mr. Wang joined the Company in January 1999.

Biographies of Directors, Supervisors and Senior Management

Mr. Hua Min (華民), age 57

Supervisor of the Company. Mr. Hua earned a Bachelors degree in economics from Fudan University in 1982 and a Ph.D. in Global Economy from Fudan University in 1993. Prior to his education at Fudan University, Mr. Hua served in the People's Liberation Army Air Force and as a cadre at a Shanghai factory. Between 1982 and 1990, Mr. Hua was a lecturer at East China Normal University. Mr. Hua studied for his Ph.D. at Fudan University between 1990 and 1993. From 1993 to 2000, Mr. Hua was assistant professor, professor at the Fudan University Global Economy Department and promoted to department head successively. In 2000, Mr. Hua joined the Fudan University Global Economic Research Institute as the principal. Mr. Hua was appointed as a Supervisor of the Company in March 2004.

Ms. Pan Yingli (潘英麗), age 52

Supervisor of the Company. Ms. Pan is a professor at Shanghai Communications University Antai Economics & Administration College, engaging in teaching and researching of finance and macro economy. Ms. Pan study at East China Normal University since 1978, got Bachelor and Master degree, and began teaching at the Economic Department in 1984. In 1991, she was promoted to deputy professor. Ms. Pan obtained a Doctor's degree in Economics and in 1994, she became a professional professor. In November, 2005, she moved to Shanghai Communications University. Ms. Pan was appointed as a Supervisor of the Company in March 2004.

COMPANY SECRETARY

Mr. Ye Yumang (葉宇芒), age 41

Company Secretary of the Company and General Manager of the Directorate Secretary Office of the Company, a senior economist. From 1989 to 1996, he engaged in vessel technique and administrative matters in Shanghai Shipping (Group) Company. From May 1995 to August 1995, Mr. Ye was the assistant company secretary of CSDC. From August 1995 to April 2000, he was the joint company secretary of CSDC. From April 2001 to March 2003, he was the company secretary for CSDC. Mr. Ye graduated from Shanghai Maritime University in 1989, with a Master's degree in mechanical engineering. In March 2007, Mr. Ye got his master's degree in EMBA from the Shanghai Finance & Economy University. Mr. Ye joined the Company in November 2002.

Biographies of Directors, Supervisors and Senior Management

SENIOR MANAGEMENT

Mr. Huang Xinming (黃新明), age 53

Party secretary and deputy general manager of the Company, a senior engineer. He began his career in the shipping industry in 1971. From July 1985 to October 1993, he was deputy section chief and section chief of Shanghai Bureau of Maritime Transportation Administration. From October 1993 to December 1995, he was general manager of organisation division and general manager of the human resources division of Shanghai Maritime Transport (Group) Company. From December 1995 to December 1998, he was deputy general manager of Shanghai Maritime Transport (Group) Company, general manager and Party secretary of China Shipping Agency Company Limited. From December 1998 to January 2000, he was general manager of China Shipping Agency Company Limited. From January 2000 to August 2004, he was assistant to the president of China Shipping, general manager and deputy party secretary of China Shipping Logistics Company Limited. Mr. Huang has accumulated experience in management. Mr. Huang graduated from the post-graduate class of East China Normal University in January 1997, majoring in global economics and obtained a Master's degree in business administration from Autralia International Public University in October 1999. Mr. Huang joined the Company in December 2004.

Mr. Li Xueqiang (李學強), Age 47

Deputy General Manager of the Company. Mr. Li takes charges of safety and security work in assistance with General-Manager of the Company. Mr. Li joined Shanghai Shipping Bureau in 1983. He has been head of engine administration of Shanghai Shipping Bureau, assistant to general manager of Passenger Traffic affiliate to Shanghai Shipping Company, vice director of Technology Department of Shanghai Shipping Company and vice general manager of Shanghai Haixing Container Company from 1983 to 1997. Mr. Li has experienced shipping industry and vessel technology management for a long time and accumulated extensive experiences in enterprise management and transportation safety management. Mr. Li graduated from Dalian Maritime Institute with a major in Engine Management with a degree of Bachelor of Engineering in 1983, and Master of Laws with a major in International Law from Shanghai Maritime University in 2005, Mr. Li joined the Company in October 1997.

Mr. Ji Tao (季濤), age 57

Deputy General Manager of the Company. Mr. Ji assists the general manager of the Company and is responsible for human resources and administrative management. In 1971, he joined the Shanghai Maritime Bureau. Between 1971 and 1998, he has held the posts of deputy manager, vessel officer, and vessel chief of Shanghai Shipping (Group) Oil Tanker Company Cargo Shipping Second Branch Office and deputy manager of Shanghai Haixing Goods Transportation Branch Office. From 1998 to 1999, he was the deputy manager of China Shipping Cargo Shipping Shanghai Branch Office. Mr. Ji has extensive experience in personnel management and the management of transportation safety. Mr. Ji graduated in 1985 from Dalian Maritime University, majoring in sociology administration. Mr. Ji joined the Company in March 1999.

Biographies of Directors, Supervisors and Senior Management

Mr. Xu Weiyong (徐偉勇), age 46

Deputy General Manager of the Company. Mr. Xu assists the General Manager and is responsible for business operation. He began his career in shipping in 1983, and was vessel engine operator and clerk in Shipping Section of Shanghai Ocean Shipping Company, general manager of Shanghai Aoji International Shipping Company Limited during 1983-1997, he also held positions as general manager of Rich Shipping Shanghai Company Limited during 1997-2003, and general manager of China Shipping Container Lines (Shanghai) during 2003-2006, Mr. Xu accumulated experienced acknowledgement in shipping business operation and management. He graduated from Shanghai Maritime University with major in engine management in 1983. Mr. Xu joined the company in January 2006.

Mr. Zhao Xiaoming (趙小明), age 52

Chief financial officer of the Company. Mr. Zhao generally assists the General Manager and is responsible for accounting management and supervision. Mr. Zhao started his shipping career in 1983, he worked in finance section of Shanghai Shipping Bureau during 1983-1993. From 1993 to 1996 he was deputy head of the finance section. From January 1997 to July 1998 he was section head of finance division of Shang Haixing Shipping Company Limited. During January 1998 to July 1999 he was deputy head of Finance Department of China Shipping. He held the posts of vice CFO and CFO of China Shipping Container Lines during July 1999 to January 2003, and CFO of CSHK and China Shipping Container Lines (Hong Kong) Forwarding Limited, chief accountant of China Shipping (Hong Kong) Holdings Limited, general manager of finance department and director of Hong Kong Settlement Center, China Shipping Settlement Center during 2003-2006. He accumulated rich experience in finance management and supervision. Mr. Zhao graduated from Shanghai Maritime University majoring in finance/accounting in 1983, and got his Master's degree in monetary/banking from Shanghai Finance & Economy University in June 1996 with the title of senior accountant. Mr. Zhao joined the Company in July 1999.

Report of the Directors

The Directors submit their report together with the audited financial statements for the year ended 31 December, 2007.

PRINCIPAL ACTIVITIES AND GEOGRAPHICAL ANALYSIS OF OPERATIONS

The principal activities of the Group are owning, chartering and operating container vessels for the provision of international and domestic container marine transportation service. The principal activities of the subsidiaries are set out in Note 40 to the financial statements.

An analysis of the Group's performance for the year by business and geographical segments is set out in Note 5 to the financial statements.

RESULTS

The results of the Group for the year are set out in the consolidated income statement on page 69 of the financial statements.

DIVIDENDS

On 1 April, 2008, the Directors recommend the payment of a final dividend of RMB0.04 per share, amounting to RMB467,325,000.

RESERVES

Movement of the reserves of the Group and the Company during the year are set out in consolidated statement of changes in equity on page 70 and Note 18 to the financial statements.

PROPERTY, PLANT AND EQUIPMENT

Details of the movements in property, plant and equipment are set out in Note 6 to the financial statements.

SHARE CAPITAL

Details of the movements in share capital of the Company are set out in Note 17 to the financial statements.

Report of the Directors

DISTRIBUTABLE RESERVES

In accordance with the PRC Company Law, the Company may only distribute dividends out of its distributable profits (i.e., the Company's profit after income tax after offsetting: (i) the accumulated losses brought forward from the previous years; and (ii) the allocations to the statutory surplus reserve and, if any, the discretionary common reserve (in such order of priorities) before payment of any dividend on shares).

According to the Company's articles of association, for the purpose of determining profit distribution, the profit distribution of the Company is the lesser of its profit after income tax determined in accordance with: (i) the PRC accounting standard and regulations; and (ii) accounting principles generally accepted in Hong Kong.

As at 31 December, 2007, distributable reserves of the Company, calculated based on the above principles, amounted to approximately RMB488,570,000, which is prepared in accordance with the PRC accounting standard and regulations.

PRE-EMPTIVE RIGHTS

Under the articles of association of the Company and the laws of the PRC, no pre-emptive rights exist which require the Company to offer new shares to its existing shareholders in proportion to their shareholdings.

FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group is set out on page 156.

PURCHASES, SALE OR REDEMPTION OF SECURITIES

The Company issued and listed 2,336,625,000 A shares on the Shanghai Stock Exchange on 12 December, 2007.

Apart from the foregoing, during the year ended 31 December, 2007, the Company and its subsidiaries have not purchased, sold or redeemed any of the Company's shares.

H SHARE SHARE APPRECIATION RIGHTS SCHEME

In accordance with the "Resolution Regarding Adoption and Approval of the H Share Share Appreciation Rights Scheme and Implementation Methods" passed at the Company's second special general meeting in 2005 held on 12 October, 2005, the Company implemented the Scheme as appropriate incentive policy.

In accordance with the Scheme and its amendments dated 20 June, 2006 and 26 June, 2007, the eligible grantees are: the Directors (other than independent non-executive Directors), the supervisors of the Company ("Supervisors") (other than independent Supervisors), the senior management of the Company, the head person in charge of department of each of the operational and management departments of the Company and the general managers and deputy general managers of the Company's subsidiaries.

Report of the Directors

DIRECTORS AND SUPERVISORS

The Directors and Supervisors who held office during the year and up to the date of this report are:

EXECUTIVE DIRECTORS

Mr. Li Shaode (Chairman)
Mr. Zhang Guofa (Vice Chairman)
Mr. Huang Xiaowen
Mr. Zhao Hongzhou

NON-EXECUTIVE DIRECTORS

Mr. Ma Zehua (Vice Chairman)
Mr. Zhang Jianhua
Mr. Lin Jianqing
Mr. Wang Daxiong
Mr. Xu Hui
Mr. Yao Zuozhi

INDEPENDENT NON-EXECUTIVE

DIRECTORS
Mr. Hu Hanxiang
Mr. Wang Zongxi
Mr. Shen Kangchen
Mr. Jim Poon *(also known an Pan Zhanyuan)*
Mr. Shen Zhongying

Supervisors

Mr. Chen Decheng
Mr. Yao Guojian
Mr. Tu Shiming
Mr. Wang Xiuping
Mr. Hua Min
Ms. Pan Yingli

According to the articles of association of the Company, the term of service of the Directors and Supervisors shall be 3 years.

Report of the Directors

DIRECTORS' AND SUPERVISORS' SERVICE CONTRACTS

Each of the Directors and Supervisors of the Board and the Supervisory Committee for this term has a service contract with the Company until June 2010.

The Company did not enter into any service contract which is not determinable by the Company within one year without payment of compensation (other than statutory compensation) with any Director or Supervisor.

DIRECTORS' AND SUPERVISORS' INTEREST IN CONTRACTS

No contracts of significance (as defined in Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules")), in which a Director or a Supervisor is or was materially interested, directly or indirectly, subsisted at the end of the year or at any time during the year.

No contracts of significance in relation to the Company's business in which the Company, its subsidiary, its holding company or a subsidiary of its holding company was a party and in which a Director or a Supervisor is or was materially interested, directly or indirectly, subsisted at the end of the year or at any time during the year.

No contracts or proposed contracts with the Company in which a Director or a Supervisor is or was materially interested in any way, directly or indirectly, subsisted at the end of the year or at any time during the year.

BIOGRAPHICAL DETAILS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Brief biographical details of the Directors, Supervisors and senior management of the Company are set out on pages 23 to 34 of this Annual Report.

Each of Li Shaode, Zhang Jianhua, Wang Daxiong and Zhang Guofa was as at 31 December, 2007 the president, a vice-president, a vice-president and a vice-president respectively of China Shipping, which was a company having, as at 31 December, 2007, an interest or short position in the Company's shares and underlying shares which would fall to be disclosed to the Company under the provisions of Division 2 and 3 of Part XV of the Securities and Futures Ordinance (the "SFO").

DIRECTORS', CHIEF EXECUTIVES' AND SUPERVISORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

No arrangements to which the Company, its subsidiary, its holding company or a subsidiary of its holding company is or was a party to enable the Directors, Supervisors or chief executives of the Company to acquire benefits by means of acquisition of shares in or debentures of the Company or any other body corporate subsisted at the end of the year or at any time during the year.

Report of the Directors

DIRECTORS', SUPERVISORS' INTERESTS IN SHARES

According to the Scheme adopted on 12 October, 2005 and amended on 20 June, 2006 and 26 June, 2007, nine Directors and four Supervisors are granted with rights under the Scheme. Details of the Scheme were set out in the Company's circular to shareholders dated 26 August, 2005 and the amended Scheme was produced to the annual general meetings of the Company held on 20 June, 2006 and 26 June, 2007.

As at 31 December, 2007, the Directors' and Supervisors' interests in H shares of the Company were as follows:

NAME	Number of underlying H shares	Capacity	Percentage in total share capital
Directors			
Li Shaode	2,182,000	Beneficial owner	0.09% (Long position)
Zhang Guofa	1,431,000	Beneficial owner	0.06% (Long position)
Huang Xiaowen	2,151,000	Beneficial owner	0.09% (Long position)
Zhao Hongzhou	1,680,000	Beneficial owner	0.07% (Long position)
Ma Zehua	981,000	Beneficial owner	0.04% (Long position)
Zhang Jianhua	800,000	Beneficial owner	0.03% (Long position)
Wang Daxiong	800,000	Beneficial owner	0.03% (Long position)
Xu Hui	700,000	Beneficial owner	0.03% (Long position)
Yao Zuozhi	700,000	Beneficial owner	0.03% (Long position)
Supervisors			
Chen Decheng	612,000	Beneficial owner	0.03% (Long position)
Yao Guojian	1,600,000	Beneficial owner	0.07% (Long position)
Wang Xiuping	900,000	Beneficial owner	0.04% (Long position)
Tu Shiming	260,000	Beneficial owner	0.01% (Long position)

Report of the Directors

Explanations:

Saved as disclosed above, as at 31 December, 2007, none of the Directors, Supervisors or their respective associates had any interest in the shares of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required pursuant to Section 352 of the SFO to be entered in the register kept by the Company referred to there in, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code").

SUBSTANTIAL SHAREHOLDERS' INTERESTS

As at 31 December, 2007, so far as was known to the Directors, the interests or short positions of the following persons (other than Directors or Supervisors) in the shares of the Company which were required to be notified to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or the interests or short positions recorded in the register kept by the Company pursuant to section 336 of the SFO were as follows:

Name of Shareholder	Class of shares	Name of shares/ underlying shares held	Capacity	Percentage in the relevant class of share capital	percentage in total share capital
China Shipping (Group) Company	A	5,595,500,000 (long position)	Beneficial owner	70.54%	47.89%
Hutchison International Limited	H	374,724,900 (long position)	Beneficial owner	9.99%	2.07%
Baring Asset Management Limited	H	333,854,650 (long position)	Investment manager	8.90%	2.86%
Northern Trust Fiduciary Services (Ireland) Limited	H	298,073,950 (long position)	Trustee	7.95%	2.55%
UBS AG	H	267,987,751 (long position) 16,385,262 (short position)	Beneficial owner and Person having a security interest in shares and Interest of corporation controlled by the substantial shareholder	7.14% (long position) 0.44% (short position)	2.29% (long position) 0.14% (short position)

Report of the Directors

Save as disclosed above, as at 31 December, 2007, so far as was known to the Directors, no person (other than Directors or Supervisors) had any interest or short position in any shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO or any interest or short positions recorded in the register kept by the Company pursuant to section 336 of the SFO.

SUFFICIENCY OF PUBLIC FLOAT

Based on information that is publicly available to the Company and within the knowledge of the Directors, as at the latest practicable date prior to the issue of this Report, there was sufficient public float of more than 25% of the Company's issued shares as required under the Listing Rules.

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

MAJOR CUSTOMERS AND SUPPLIERS

During the year, the Group purchased less than 30% of its goods and services from its 5 largest suppliers. During the year, the Group sold less than 30% of its goods and services to its 5 largest customers.

For the year ended 31 December, 2007, none of the Directors, Supervisors, their respective associates and any Shareholder (who to the knowledge of the Board owns more than 5% of the share capital of the Company) had any interest in the 5 largest customers or the 5 largest suppliers of the Group.

CONNECTED TRANSACTIONS

Pursuant to Rule 14A.45 of the Listing Rules, details of the following connected transaction of the Group is required to be disclosed in this Annual Report:

On 15 October, 2007, the Company entered into the agreement with China Shipping Investment Co., Ltd. ("CS Investment"), China Shipping Agency Co., Ltd. ("CS Agency") and China Shipping Logistics (Hainan) Co., Ltd. to acquire their respective entire 10%, 20% and 30% equity interests in China Shipping Container Lines Hainan Company Limited ("CS (Hainan)"); and seven agreements with CS Investment to acquire its respective entire 10% equity interests in China Shipping Container Lines Xiamen Company Limited, China Shipping Container Lines Dalian Co., Ltd., China Shipping Container Lines Guangzhou Co., Ltd., China Shipping Container Lines Qingdao Company Limited, China Shipping Container Lines Shanghai Co., Ltd. China Shipping Container Lines Shenzhen Co., Ltd. and China Shipping Container Lines Tianjin Company Limited; and CS (Hainan), a subsidiary of the Company, entered into an agreement with CS Agency to acquire its entire 10% equity interest in China Shipping Container Lines (Haikou) Company Limited. The aggregate consideration payable for the said acquisitions was RMB40,955,000 (equivalent to approximately HK$40,955,000).

Report of the Directors

China Shipping is the Company's controlling shareholder, and CS Investment, CS Agency and China Shipping Logistics (Hainan) Co., Ltd are all wholly-owned subsidiaries of China Shipping, hence the said acquisitions constitute connected transactions of the Company under the Listing Rules.

The Stock Exchange granted a waiver (the "Waiver") to the Company for a period of three years ended on 31 December, 2006 in connection with certain continuing connected transactions. The Waiver has been revised and approved at the shareholder's meeting of the Company held on 10 April, 2007. (Details of the revisions were set out in the Company's announcements dated 24 January, 2007 and 10 April, 2007 and the Company's circular dated 16 February, 2007).

The following tables set out the relevant annual caps approved by the Stock Exchange and subsequently revised and approved at the aforesaid shareholder's meeting and the actual annual figures for the year ended 31 December, 2007 in relation to those continuing connected transactions. Terms used in the following tables shall have the same meanings as defined in the Prospectus.

Report of the Directors

CONTINUING CONNECTED TRANSACTIONS EXEMPT FROM INDEPENDENT SHAREHOLDERS' APPROVAL

	Transactions under the	Annual Cap for 2007 (RMB'000)	Actual Figure for the year ended 31 December, 2007 (RMB'000)
1.	Master Provision of Chassis Agreement in respect of chassis etc. to be provided to the Group	40,000	35,376
2.	i) CSDC Bareboat Charters; and ii) Master Bareboat Charter Agreement in respect of vessels etc. to be provided to the Group	79,000	77,382
3.	Master Ship Repair Services Agreement in respect of services to be provided to the Group	109,000	36,594
4.	Master Depot Services Agreement in respect of services to be provided to the Group	37,000	35,266
5.	i) First Master IT Service Agreement and ii) Second Master IT Service Agreement in respect of:		
	(1) products and services to be provided by the Group	68,000	52,061
	(2) products and services to be provided to the Group	27,000	11,203
6.	(i) First Master Container Management Agreement; and (ii) Second Master Container Management Agreement in respect of services etc. to be provided by the Group	21,000	–
7.	(ii) Second Master Container Management Agreement in respect of crew members etc. to be provided to the Group	33,000	27,394
8.	Master Time Charter Agreement in respect of vessels etc. to be provided by the Group	35,040	31,656

Report of the Directors

CONTINUING CONNECTED TRANSACTIONS NOT EXEMPT FROM INDEPENDENT SHAREHOLDERS' APPROVAL

	Transactions under the	Annual Cap for 2007 (RMB'000)	Actual Figure for the year ended 31 December, 2007 (RMB'000)
1.	Master Supply Agreement in respect of products etc. to be provided to the Group	800,000	796,050
2.	(i) First Master Liner and Cargo Agency Agreement; and (ii) Second Master Liner and Cargo Agency Agreement in respect of services to be provided to the Group	584,000	545,732
3.	Master Liner Services Agreement in respect of services to be provided to the Group	2,259,000	1,565,099
4.	Master Ground Container Transport Agreement in respect of services to be provided to the Group	330,000	228,680
5.	(i) First Master Container Management Agreement and (ii) Second Master Container Management Agreement in respect of services to be provided to the Group	903,000	880,800
6.	Master Time Charter Agreement in respect of vessels etc. to be provided to the Group	410,000	18,096
7.	(i) First Master Loading and Unloading Agreement; and (ii) Second Master Loading and Unloading Agreement in respect of services to be provided to the Group	1,255,000	1,091,429
8.	Revised Master Provision of Containers Agreement in respect of:		
	(1) containers to be leased to the Group	620,000	410,300
	(2) containers to be purchased by the Group	1,131,000	724,904

Report of the Directors

For further details regarding the above continuing connected transactions, please refer to Note 39 to the financial statements.

The independent non-executive Directors, Mr. Hu Hanxiang, Mr. Jim Poon, Mr. Wang Zongxi, Mr. Shen Kangchen and Mr. Shen Zhongying have reviewed the above continuing connected transactions and confirm that these transactions have been entered into:

(1) in the ordinary and usual course of business of the Company;

(2) on normal commercial terms or on terms no less favourable to the Company than terms available to or from (as appropriate) independent third parties; and

(3) in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the shareholders as a whole.

For the purpose of Rule 14A.38 of the Listing Rules, PricewaterhouseCoopers, the auditors of the Company, have also performed certain agreed upon procedures on the above continuing connected transactions and confirmed that the continuing connected transactions disclosed above:

(1) have received the approval of the Company's Board;

(2) in relation to those transactions which are revenue generating in nature, are in accordance with the pricing policies of the Company;

(3) have been entered into in accordance with the relevant agreements governing the transactions; and

(4) have not exceeded the relevant annual cap disclosed in the Prospectus and as disclosed in the Company's announcement of 24 January, 2007.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Pursuant to the Listing Rules, each Independent Non-executive Director has reaffirmed his independence with the Company. Based on their confirmation, the Company considered that they are independent.

Report of the Directors

PENSION SCHEME

Details of the Group's pension scheme for the year ended 31 December, 2007 are set out in Notes 2,20 and 28 to the financial statements.

DESIGNATED DEPOSITS AND OVERDUE TIME DEPOSITS

As at 31 December, 2007, the Group had not placed any designated deposits with any financial institution in the PRC, nor had it failed to collect any time deposits upon maturity during the year.

TAX RELIEF AND EXEMPTION

The Company is not aware that holders of securities of the Company are entitled to any tax relief or exemption by reason of their holding of such securities.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

Please refer to the Corporate Governance Report on pages 47 to 60 for details.

AUDIT COMMITTEE

Details of the Company's Audit Committee are set out in the Corporate Governance Report on pages 54 to 55.

AUDITORS

The financial statements have been audited by PricewaterhouseCoopers who will retire and, being eligible, offer themselves for re-appointment at the forthcoming annual general meeting.

On behalf of the Board

China Shipping Container Lines Company Limited
Li Shaode
Chairman

Shanghai, the People's Republic of China
1 April, 2008

Corporate Governance Report

The Board has reviewed the corporate governance documents it has adopted and is of the view that such documents have incorporated the principles and code provisions of the "Code on Corporate Governance Practices" (the "CG Code") as set out in Appendix 14 to the Listing Rules.

The Board confirms that, other than as set out below, none of the Directors is aware of any information that would reasonably indicate that the Group was not, at any time during year 2007, in compliance with the code provisions of the CG Code.

A BOARD OF DIRECTORS

1. Composition of the first session of the Board

the first session of the Board consists of four Executive Directors, five Non-executive Directors and four Independent Non-executive Directors.

Executive Directors:

Mr. Li Shaode *(Chairman)*
Mr. Jia Hongxiang *(Vice-chairman)*
Mr. Huang Xiaowen
Mr. Zhao Hongzhou

Non-executive Directors:

Mr. Zhang Guofa *(Vice-chairman)*
Mr. Zhang Jianhua
Mr. Wang Daxiong
Mr. Xu Hui
Mr. Yao Zuozhi

Independent Non-executive Directors:

Mr. Hu Hanxiang
Mr. Gu Nianzu
Mr. Wang Zongxi
Mr. Lam Siu Wai, Steven

Corporate Governance Report

Composition of the second session of the Board

As approved by the annual general meeting for year 2006, the second session of the Board consists of four Executive Directors, five Non-executive Directors and four Independent Non-executive Directors. As approved by the second extraordinary general meeting for year 2007, Mr. Shen Zhongying was also appointed as an Independent Non-executive Director for the second session of the Board.

Executive Directors:

Mr. Li Shaode *(Chairman)*
Mr. Zhang Guofa *(Vice Chairman)*
Mr. Huang Xiaowen
Mr. Zhao Hongzhou

Non-executive Directors:

Mr. Ma Zehua *(Vice Chairman)*
Mr. Zhang Jianhua
Mr. Wang Daxiong
Mr. Xu Hui
Mr. Yao Zuozhi

Independent Non-executive Directors:

Mr. Hu Hanxiang
Mr. Wang Zongxi
Mr. Shen Kangchen
Mr. Jim Poon *(also known an Pan Zhanyuan)*
Mr. Shen Zhongying

The list of Directors (including names, duties and brief biographies) is shown on the Company's website: http://www.cscl.com.cn.

Each Independent Non-executive Director has reconfirmed his independence to the Company in accordance with the Listing Rules. Based on the confirmation, the Company considers that they are independent.

In 2007, the Board had at least three Independent Non-executive Directors in accordance with the Listing Rules, of whom one Independent Non-executive Director had appropriate professional qualifications or accounting or related financial management expertise.

Corporate Governance Report

2. RESPONSIBILITIES OF THE BOARD

The Board is responsible for managing the businesses and affairs of the Group with the goal of enhancing shareholder value; to present a balanced, clear and easily comprehensible assessment of the Company's performance, position and prospects as set out in the annual and interim reports, and other price-sensitive announcements and other financial disclosures required under the Listing Rules; and to report to regulators information which is required to be disclosed pursuant to statutory requirements.

The Board owes fiduciary and statutory duties to the Company and the Group. Other duties include: formulating the overall strategy and policies of the Group, and the establishment of corporate and management goals, major operational measures and risk management policies in accordance with the strategic objectives of the Group; supervision and monitoring of the operational and financial performance of the Group; and approval of expenditure budget and key capital spending, key investments, major acquisitions and disposals of assets, corporate or financial reorganization, major finance consent and management matters.

The Board has set up the Audit Committee and the Remuneration Committee. Please refer to the following paragraphs for the composition and duties of the Audit Committee and the Remuneration Committee. Each committee should present its recommendations to the Board in accordance with its own duties, such recommendations should be ultimately determined by the Board, unless prescribed clearly in each committee's duties.

The Company Secretary provides information regarding the latest developments in relation to the Listing Rules and other applicable regulatory requirements for all Directors. Any Director may require the Company Secretary to arrange independent professional advice at the expense of the Company to assist the Director(s) in discharging his/their duties to the Company effectively.

3. CHAIRMAN AND GENERAL MANAGER

In 2007, Mr. Li Shaode served as the Chairman of the Company, and Mr. Huang Xiaowen was the General Managers and both of them were Executive Directors. The Articles of Association of the Company requires that the Chairman and the General Manager should perform their responsibilities separately. For the biographies of Mr. Li Shaode and Mr. Huang Xiaowen, please refer to "Biographies of Directors, Supervisors and Senior Management".

Corporate Governance Report

4. BOARD MEETINGS

The Board held regular board meetings in accordance with paragraph A.1.1. of the CG Code. The Directorate Secretary Office would provide an official agenda of items to be considered and determined by the Board before any Board meeting. Notice would be given at least 14 days before each regular board meeting. Directors may include related matters in the agenda for discussion at the board meeting. The Company Secretary assists the Chairman of the Company to prepare an agenda for each board meeting and ensures it is prepared in accordance with applicable statutory requirements and regulations in relation to the meeting. The ultimate agenda and board papers would be sent to all Directors at least 3 days before the board meeting.

On 26 June, 2007, the Board of the Company was elected by the annual general meeting for year 2006.

The first session of the Board held four meetings. The average attendance rate of the Directors was 96.2%.

Record of attendance for each Director is set out as follows:

Executive Directors

Directors	Number of meetings attended	attendance rate
Li Shaode	4	100%
Jia Hongxiang	4	100%
Huang Xiaowen	4	100%
Zhao Hongzhou	4	100%

Non-executive Directors

Non-executive Directors	Number of meetings attended	attendance rate
Zhang Guofa	4	100%
Zhang Jianhua	4	100%
Wang Daxiong	4	100%
Xu Hui	4	100%
Yao Zuozhi	4	100%

Corporate Governance Report

Independent Non-executive Directors

Independent Non-executive Directors	Number of meetings attended	attendance rate
Hu Hanxiang	4	100%
Gu Nianzu	3	75%
Wang Zongxi	4	100%
Lam Siu Wai, Steven	3	75%

The second session of the Board held six meetings. The average attendance rate of the Directors for the meetings held by the second session of the Board was 98.8%.

Record of attendance for each Director is set out as follows

Directors

Directors	Number of meetings attended	attendance rate
Li Shaode	6	100%
Zhang Guofa	5	83.3%
Huang Xiaowen	6	100%
Zhao Hongzhou	6	100%

Non-executive Directors

Non-executive Directors	Number of meetings attended	attendance rate
Ma Zehua	6	100%
Zhang Jianhua	6	100%
Wang Daxiong	6	100%
Xu Hui	6	100%
Yao Zuozhi	6	100%

Independent Non-executive Directors

Independent Non-executive Directors	Number of meetings attended	attendance rate
Hu Hanxiang	6	100%
Wang Zongxi	6	100%
Shen Kangchen	6	100%
Jim Poon	6	100%
Shen Zhongying	3	100%

Any Director with a conflicting interest in any resolution to be considered by the Board should abstain from voting on such resolution.

Corporate Governance Report

5. SUPPLY OF AND ACCESS TO INFORMATION

All Directors are entitled to have access to the relevant documents and other information of the Board from the Company Secretary in order to make informed decisions.

6. APPOINTMENT AND RESIGNATION OF DIRECTORS

The Board reviews its structure, size and composition on a regular basis. The appointment of new Directors to the Board is based on formal, considered and transparent procedures.

The Company has not established a Nomination Committee, and the Board itself is responsible for the nomination of new Directors directly. In choosing the candidates for directors of the Company, China Shipping, the controlling shareholder of the Company, will conduct research and review those candidates with related experiences and social connections, and then recommend those candidates to the Board for their consideration. Before holding a meeting, the Board will carefully study the backgrounds of the candidates, and consult and collect information on those candidates where necessary, and then discuss and resolve in the following meeting. Those candidates nominated by the Board will then be submitted to the shareholders' meeting for approval.

In 2007, two Board meetings were held respectively to review and make recommendations in respect of the appointment and resignation of Directors, and the attendance rate was 100%. The attendance of each Director is set out as follows:

Executive Directors

Directors	Number of meetings attended	attendance rate
Li Shaode	2	100%
Zhang Guofa *(26 June, 2007 -31 December, 2007)*	1	100%
Jia Hongxiang *(1 January, 2007 -26 June, 2007)*	1	100%
Huang Xiaowen	2	100%
Zhao Hongzhou	2	100%

Note: On 26 June, 2007, Mr. Jia, Hongxiang resigned from his positions as a Vice Chairman of the Board and an Executive Director. On the same date, Mr. Zhang Guofa was appointed as a Vice Chairman of the Board and an Executive Director.

Corporate Governance Report

Non-executive Directors

Directors	Number of meetings attended	attendance rate
Ma Zehua *(26 June, 2007 -31 December, 2007)*	1	100%
Zhang Jianhua	2	100%
Wang Daxiong	2	100%
Zhang Guofa *(1 January, 2007-26 June, 2007)*	1	100%
Xu Hui	2	100%
Yao Zuozhi	2	100%

Note: On 26 June, 2007, Mr. Zhang, Guofa resigned from his positions as a Vice Chairman of the Board and a Non-executive Director. On the same date, Mr. Ma Zehua was appointed as a Vice Chairman of the Board and a Non-executive Director.

Independent Non-executive Directors

Directors	Number of meetings attended	attendance rate
Hu Hanxiang	2	100%
Gu Nianzu *(1 January, 2007 -26 June, 2007)*	1	100%
Wang Zongxi	2	100%
Lam Siu Wai, Steven *(1 January, 2007 -26 June, 2007)*	1	100%
Shen Kangchen *(26 June, 2007 -31 December, 2007)*	1	100%
Jim Poon *(26 June, 2007 -31 December, 2007)*	1	100%

Note: On 26 June, 2007, Mr. Gu Nianzu and Mr. Lam Siu Wai, Steven resigned from their position as an Independent Non-executive Directors. On the same date, Mr. Shen Kangchen and Jim Poon were appointed as an Independent Non-executive Directors.

Mr. Shen Zhongying was appointed as an Independent Non-executive Director in October 2007 after the two above Board meetings.

Corporate Governance Report

7. BOARD COMMITTEES

(1) *Audit Committee*

The primary duties of the Audit Committee are: to oversee the integrity of the financial reports, annual and interim reports of the Company, and review the financial control and internal control procedures of the Company.

On 26 June, 2007, resolutions were passed to elect the members of the new Audit Committee, which consists of two Independent Non-executive Directors, Mr. Wang Zongxi and Mr. Shen Kangchen, and a Non-executive Director Mr. Wang Daxiong. Mr. Wang Zongxi is the Chairman of the Audit Committee. The primary duties of the Audit Committee are: to oversee the integrity of the financial reports, annual and interim reports of the Company, and review the financial control and internal control procedures of the Company.

The first session of the Audit Committee held one meeting in 2007 and the average attendance rate was 100%. The annual results and financial report for the year 2006 were reviewed in this meeting. During the meeting, the Audit Committee was of the view that the Company has established the effective system of internal control, for the year 2006, the implementing of financial control, internal control and risk management system were sound and no material matter over our financial control and internal control was founded and recommendations were presented to the Board for approval.

The attendance rate of each member of the Audit Committee is set out as follows:

Directors	Number of meeting attended	attendance rate
Wang Zongxi	1	100%
Gu Nianzu	1	100%
Wang Daxiong	1	100%

The second session of the Audit Committee held one meeting in 2007 and the average attendance rate was 100%. The interim results and financial report as at 30 June, 2007 were reviewed in this meeting. During the meeting, the Audit Committee was of the opinion that under the unfavorable operation conditions, including substantial increase in primary cost such as oil and transportation of inland North America and decrease in shipment price of Pacific Ocean market, the Company successfully achieved its production mission in the first half year and gained a considerable economic result through implementing refined management policy and various effective cost-controlling measures. During the meeting, the Audit Committee was

Corporate Governance Report

of the opinion that the interim results and the financial report for the six months ended 30 June, 2007 reflected our financial status and no material matter over our financial control and internal control was founded. The Audit Committee noted that, according to the requirement of being consistence set by Ministry of Finance PRC, new domestic accounting policies are implemented starting from this year. As a result of that, the difference between the international and domestic accounting standards adopted by us is further reduced. However, there is still difference to a certain extent due to the different implementation time of the accounting policies. The Audit Committee noted that the Company is putting great effort on the development of IMIS system and SAP system, which are scheduled to be applied on 1 January 2008, in order to enhance its financial management standard. The opinion of the Audit Committee on the 2007 interim report and the financial report of the Company was unanimously approved by the meeting, and recommendations were presented to the Board for approval.

The attendance rate of each member of the Audit Committee is set out as follows:

Directors	Number of meeting attended	attendance rate
Wang Zongxi	1	100%
Shen Kangchen	1	100%
Wang Daxiong	1	100%

(2) *Remuneration Committee*

On 26 June, 2007, resolutions were passed by the Board to elect the new members of the Remuneration Committee, which consists of two Independent Non-executive Directors, Mr. Wang Zongxi and Mr. Shen Kangchen, and a Non-executive Director Mr. Zhang Jianhua. Mr. Zhang Jianhua is the Chairman of the Remuneration Committee. And on 8 August, 2007, resolution was passed at the second meeting of the second session of the Board to appoint Mr. Shen Kangchen as the chairman of the Remuneration Committee.

Corporate Governance Report

The duties of the Remuneration Committee are: to make recommendations to the Board on the Company's policy and structure for all remuneration of Directors, Supervisors and senior management, and on the establishment of a formal and transparent procedure for developing policies on such remuneration; to have the delegated responsibility to determine the specific remuneration packages of all Executive Directors, Supervisors and senior management, including benefits in kind, pension rights and compensation payments, including any compensation payable for loss or termination of their office or appointment, and make recommendations to the Board of the remuneration of Non-executive Directors. During 2007, the Remuneration Committee assessed performance of Executive Directors and approved the terms of Executive Directors' service contracts. When performing the above appraisals, the Remuneration Committee considered factors such as salaries paid by comparable companies, time commitment and responsibilities of the Directors and employment conditions elsewhere in the Group and desirability of performance based remuneration; reviewed and approved performance-based remuneration by reference to corporate goals and objectives resolved by the Board from time to time; reviewed and approved the compensation payable to Executive Directors, Supervisors and senior management in connection with any loss or termination of their office or appointment to ensure that such compensation is determined in accordance with relevant contractual terms and that such compensation is otherwise fair and not excessive for the Company; reviewed and approved compensation arrangements relating to dismissal or removal of Directors or Supervisors for misconduct to ensure that such arrangements are determined in accordance with relevant contractual terms and that any compensation payment is otherwise reasonable and appropriate; and ensured that no Director, Supervisor or any of their associates was involved in determining his own remuneration.

The Remuneration Committee held one meeting in 2007 and the average attendance rate was 66.7%. The resolution regarding amendment of the Scheme and Implementation Methods was reviewed in that meeting, and recommendation was presented to the Board for approval.

The attendance rate of each member of the Remuneration Committee is set out as follows:

Number of Attendance

Directors	Number of meeting attended	attendance rate
Zhang Jianhua	1	100%
Wang Zongxi	1	100%
Gu Nianzu	0	0

Corporate Governance Report

8. SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS

The Company had adopted the Model Code as set out in Appendix 10 to the Listing Rules as the standard regarding Directors' and Supervisors' securities transactions. The Company confirmed, having made specific enquiries with all Directors and Supervisors, that for the year ended 31 December, 2007, its Directors and Supervisors have complied with the requirements relating to Directors' and Supervisors' dealing in securities as set out in the Model Code.

9. H SHARE SHARE APPRECIATION RIGHTS SCHEME

To incentivise the Directors, Supervisors, senior management and other important personnel of the Company to work towards the Company's development and in the shareholders' long-term interest, the Company adopted the Scheme on 12 October, 2005 and the same was modified on 20 June, 2006 and 26 June, 2007. Details of the Scheme were set out in the Company's circular to shareholders dated 26 August, 2005 and the amendments to the Scheme were produced to the annual general meetings of the Company held on 20 June, 2006 and 26 June, 2007.

10. THE TERM OF OFFICE FOR NON-EXECUTIVE DIRECTORS OF THE FIRST SESSION OF THE BOARD

NON-EXECUTIVE DIRECTORS	Term of office starting date	Term of office expiration date
Zhang Guofa	18 February, 2005	26 June, 2007
Zhang Jianhua	3 March, 2004	26 June, 2007
Wang Daxiong	3 March, 2004	26 June, 2007
Xu Hui	12 October, 2005	26 June, 2007
Yao Zuozhi	28 August, 2006	26 June, 2007

Corporate Governance Report

THE TERM OF OFFICE FOR THE SECOND SESSION OF THE BOARD NON-EXECUTIVE DIRECTORS

FOR NON-EXECUTIVE DIRECTORS	Term of office starting date	Term of office expiration date
Ma Zehua	26 June, 2007	until the conclusion of the annual general meeting for the year 2009, i.e. on or around June, 2010
Zhang Jianhua	26 June, 2007	until the conclusion of the annual general meeting for the year 2009, i.e. on or around June, 2010
Wang Daxiong	26 June, 2007	until the conclusion of the annual general meeting for the year 2009, i.e. on or around June, 2010
Xu Hui	26 June, 2007	until the conclusion of the annual general meeting for the year 2009, i.e. on or around June, 2010
Yao Zuozhi	26 June, 2007	until the conclusion of the annual general meeting for the year 2009, i.e. on or around June, 2010

Corporate Governance Report

B. ACCOUNTABILITY AND AUDITING

1. EXTERNAL AUDITOR

PricewaterhouseCoopers was re-appointed as external auditors of the Company at the 2006 Annual General Meeting by the shareholders until the conclusion of the next Annual General Meeting.

The Company has paid PricewaterhouseCoopers RMB5,750,000 as remuneration for its auditing service provided for 2007. During the same year, PricewaterhouseCoopers has not provided any significant non-auditing service to the Group.

BDO Shanghai Zhonghua was appointed as domestic auditors of the Company. The Company has paid BDO Shanghai Zhonghua RMB2,500,000 as remuneration for its auditing service. During the same year, BDO Shanghai Zhonghua has not provided any non-auditing service to the Group.

2. ACKNOWLEDGEMENT OF THE DIRECTORS AND AUDITORS

The Directors have conducted a review of the effectiveness of the system of internal control of the Company and its subsidiaries covering all material controls (including financial, operational and compliance controls and risk management functions).

The Directors have acknowledged their responsibilities for preparing the financial statements for the year ended 31 December, 2007.

PricewaterhouseCoopers, the auditors of the Company, has acknowledged its auditor's responsibilities in the Auditor's Report on the financial statements for the year ended 31 December, 2007.

Corporate Governance Report

C. COMMUNICATION WITH SHAREHOLDERS

The Company has put particular emphasis on communication with shareholders. All information related to the operation, business strategies, and development of the Group is provided in the Company's annual report and interim report. The Company encourages shareholders to attend the Annual General Meeting and each extraordinary general meeting, which should serve as valuable communication forums for each other and with the management.

In 2007, the last general meeting was the second extraordinary general meeting for year 2007 held on 29 September, 2007 at Conference Room No. 1, No 450, Fushan Road, Shanghai.

The resolutions passed at the meeting and the results of the poll are as follows:

Resolution		Ordinary/ Special	for	Votes by poll against	abstain
1	To approve the Initial Public Offering and Listing of A shares;	Special	4,511,291,144 (99.99998%)	1000	0
2	To approve the Plan for Distribution of Distributable Profit Before Offering;	Special	4,511,291,144 (99.99998%)	1000	0
3	To approve the Election of an Additional Director;	Special	4,511,291,144 (99.99998%)	1000	0
4	To approve the Adjustment of Membership Structure of the Supervisory Committee of the Company;	Special	4,511,291,144 (99.99999%)	1000	0
5	To approve the Amendments to the Articles of Association;	Special	4,511,291,144 (99.99998%)	0	1000
6	To approve the Rules of Procedure of Shareholders' General Meeting;	Special	4,511,292,144 (100%)	0	0
7	To approve the Rules of Procedure of Meetings of the Board of Directors;	Special	4,511,292,144 (100%)	0	0
8	To approve the Rules of Procedure of Meeting of the Supervisory Committee.	Special	4,511,292,144 (100%)	0	0
9	To approve the Fair Decision-Making System for Connected Transactions.	Ordinary	4,505,218,144 (99.86536%)	6,074,000 (0.13464%)	0

Report of the Supervisory Committee

To the shareholders:

During 2007, we, the supervisory committee (the "Supervisory Committee") of China Shipping Container Lines Company Limited (the "Company"), performed our supervisory duties in good faith and in a cautious but active manner to further the interests of the Company and its shareholders in accordance with the company law of the People's Republic of China (the "Company Law"), the articles of association of the Company (the "Articles") and the applicable laws and regulations of the places of listing of the Company. Accordingly, we supervised the performance of duties by the directors and senior management of Company. The working status of the Supervisory Committee during 2007 are briefly reported as follows:

WORKING STATUS OF THE SUPERVISORY COMMITTEE IN 2007

In 2007, we held three meetings in total.

On 10 April, 2007, the seventh meeting of the first session of the Supervisory Committee was held in Shanghai. During the meeting, we reviewed and approved resolutions regarding the Company's financial report for 2006, the Company's dividend distribution scheme for 2006, the Company's results announcement for 2006, the Supervisory Committee's report for 2006 and the re-election of the members of Supervisory Committee of the Company.

On 26 June, 2007, the first meeting of the second session of the Supervisory Committee was held in Shanghai. During the meeting, we reviewed and approved resolutions regarding the proposed appointment of chairman of the Supervisory Committee. The meeting elected Mr. Chen Decheng as the chairman of the Supervisory Committee for the current term, the duration of which is the same as the current term of the Board.

On 9 August, 2007, the second meeting of the second session of the Supervisory Committee was held in Shanghai. During the meeting, we reviewed and approved resolutions regarding the Company's interim financial report for 2007, interim results announcement of the Company for 2007, changes to the composition of the Supervisory Committee and rules and procedures of meeting of the Supervisory Committee.

During the reported period, our members attended all the Company's board meetings and general meetings.

INDEPENDENT OPINION OF THE SUPERVISORY COMMITTEE FOR CERTAIN RELEVANT EVENTS OF THE COMPANY IN 2007

Operating status of the Company

We monitored and reviewed the execution of the resolutions approved by the Company's general meetings and board meetings, paid close attention to the internal management system of the Company and supervised the performance of duties of the Company's directors and senior management in accordance with applicable laws and the Articles. We are of the view that the Company's decision-making procedures are legal and a comprehensive internal control system is in place. The Company strictly complied with the relevant laws and regulations of the State and operated in accordance with the applicable laws and regulations of the places of listing of the Company.

Report of the Supervisory Committee

The Company's directors and senior management have duly and diligently carried out their duties under good practices. We have not identified any violation of relevant laws or regulations or the Articles by any of them or any acts of any of them being against the interests of the Company.

Financial status of the Company

We reviewed, amongst other things, the Company's financial report for 2007, the Company's dividend distribution scheme for 2007 and the Company's internal and external auditors' reports for 2007. We are of the view that the Company's financial status was sound, the Company's financial management standards and internal control system were implemented and have improved, and the Company's financial report for 2007 objectively and accurately reflected the Company's financial status and operating results for 2007. We accepted the auditor's report and approved the Company's dividend distribution scheme for 2007.

Acquisitions, disposals and connected transactions of the Company

We are of the view that the prices the Company paid or received for transactions relating to acquisitions and disposals of assets were reasonable and no internal dealing was found. We are further of the view that the Company's connected transactions were entered into in the ordinary course of business and on normal commercial terms that are fair and reasonable for the Company and its shareholders.

In 2008, we will continue to perform the supervisory functions endowed on us by the relevant laws and regulations and the Articles and work hard to further the interests of the Company and its shareholders.

China Shipping Container Lines Company Limited
Supervisory Committee

Shanghai, the People's Republic of China
1 April, 2008

Independent Auditor's Report

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong

TO THE SHAREHOLDERS OF
CHINA SHIPPING CONTAINER LINES COMPANY LIMITED
(Incorporated in the People's Republic of China with limited liability)

We have audited the consolidated financial statements of China Shipping Container Lines Company Limited ("the Company") and its subsidiaries (together, "the Group") set out on pages 65 to 155, which comprise the consolidated and company balance sheets as at 31 December, 2007, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

Independent Auditor's Report

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December, 2007 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 1 April, 2008

Consolidated Balance Sheet

As at 31 December, 2007

		As at 31 December	
		2007	2006
	Note	**RMB'000**	RMB'000
ASSETS			
Non-current assets			
Property, plant and equipment	*6*	**25,955,024**	23,463,851
Land use rights	*7*	**12,622**	13,356
Goodwill	*8*	**56,956**	46,427
Investment in associated companies	*10*	**54,932**	48,758
Investment in jointly controlled entities	*11*	**32,959**	32,000
		26,112,493	23,604,392
Current assets			
Bunkers		**904,573**	635,735
Trade and notes receivables	*14*	**4,054,201**	3,490,403
Prepayments and other receivables		**151,420**	97,984
Derivative financial instruments	*15*	**21,694**	–
Cash and cash equivalents	*16*	**16,290,419**	2,915,542
		21,422,307	7,139,664
Total assets		**47,534,800**	30,744,056
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	*17*	**11,683,125**	6,030,000
Other reserves	*18*	**18,411,309**	5,998,515
Retained earnings	*18*		
– Proposed final dividend		**467,325**	241,200
– Others		**2,379,557**	4,263,526
		32,941,316	16,533,241
Minority interests		**1,927**	42,964
Total equity		**32,943,243**	16,576,205

Consolidated Balance Sheet (continued)

As at 31 December, 2007

		As at 31 December	
		2007	2006
	Note	**RMB'000**	RMB'000
LIABILITIES			
Non-current liabilities			
Long-term bank borrowings	*19*	**3,231,993**	5,538,152
Domestic corporate bonds	*20*	**1,775,488**	–
Finance lease obligations	*21*	**2,763,469**	3,199,249
Deferred income tax liabilities	*22*	**172,026**	837,249
		7,942,976	9,574,650
Current liabilities			
Trade and notes payables	*23*	**3,208,043**	2,205,055
Accrual and other payables		**667,226**	515,189
Short-term bank borrowings	*19*	**–**	400,000
Long-term bank borrowings – current portion	*19*	**958,266**	707,608
Finance lease obligations – current portion	*21*	**543,261**	695,724
Current income tax liabilities		**1,239,927**	69,625
Provision	*24*	**25,000**	–
Derivative financial instruments	*15*	**6,858**	–
		6,648,581	4,593,201
Total liabilities		**14,591,557**	14,167,851
Total equity and liabilities		**47,534,800**	30,744,056
Net current assets		**14,773,726**	2,546,463
Total assets less current liabilities		**40,886,219**	26,150,855

Li Shaode
Director

Huang Xiaowen
Director

The notes on pages 72 to 155 are an integral part of these consolidated financial statements.

Balance Sheet

As at 31 December, 2007

	Note	As at 31 December 2007 RMB'000	2006 RMB'000
ASSETS			
Non-current assets			
Property, plant and equipment	6	**17,898,481**	14,971,491
Land use rights	7	**12,622**	13,356
Interests in subsidiaries	9	**1,133,437**	1,328,477
Investment in associated companies	10	**31,614**	29,214
Investment in a joint controlled entity	11	**32,000**	32,000
		19,108,154	16,374,538
Current assets			
Bunkers		**209,883**	65,660
Trade and notes receivables	14	**2,423,482**	1,178,261
Prepayments and other receivables		**129,294**	104,411
Dividend receivable from subsidiaries		**5,759,802**	300,000
Derivative financial instruments	15	**21,694**	–
Cash and cash equivalents	16	**14,357,901**	925,058
		22,902,056	2,573,390
Total assets		**42,010,210**	18,947,928
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	17	**11,683,125**	6,030,000
Other reserves	18	**18,862,054**	6,170,275
Retained earnings	18		
– Proposed final dividend		**467,325**	241,200
– Others		**638,870**	24,806
Total equity		**31,651,374**	12,466,281

Balance Sheet (continued)

As at 31 December, 2007

		As at 31 December	
		2007	2006
	Note	**RMB'000**	RMB'000
LIABILITIES			
Non-current liabilities			
Long-term bank borrowings	*19*	**–**	3,408,940
Domestic corporate bonds	*20*	**1,775,488**	–
Deferred income tax liabilities	*22*	**52,478**	48,497
		1,827,966	3,457,437
Current liabilities			
Trade and notes payables	*23*	**6,928,389**	1,833,288
Accrual and other payables		**358,451**	258,894
Short-term bank borrowings	*19*	**–**	400,000
Long-term bank borrowings – current portion	*19*	**–**	475,000
Current income tax liabilities		**1,219,030**	57,028
Provision	*24*	**25,000**	–
		8,530,870	3,024,210
Total liabilities		**10,358,836**	6,481,647
Total equity and liabilities		**42,010,210**	18,947,928
Net current assets/(liabilities)		**14,371,186**	(450,820)
Total assets less current liabilities		**33,479,340**	15,923,718

Li Shaode
Director

Huang Xiaowen
Director

The notes on pages 72 to 155 are an integral part of these consolidated financial statements.

Consolidated Income Statement

For the year ended 31 December, 2007

	Note	Year ended 31 December 2007 RMB'000	2006 RMB'000
Revenue	5	**38,825,620**	30,502,378
Cost of services	25	**(34,069,303)**	(28,391,606)
Gross profit		**4,756,317**	2,110,772
Other gains/(losses), net	26	**85,414**	(7,389)
Other income	27	**166,638**	117,062
Selling, administrative and general expenses	25	**(712,353)**	(550,414)
Operating profit		**4,296,016**	1,670,031
Finance costs	30	**(496,919)**	(533,999)
Share of profit of associated companies	10	**6,045**	6,529
Share of profit of jointly controlled entities	11	**959**	–
Profit before income tax		**3,806,101**	1,142,561
Income tax expense	31	**(590,452)**	(277,847)
Profit for the year		**3,215,649**	864,714
Attributable to:			
Equity holders of the Company		**3,215,417**	859,210
Minority interests		**232**	5,504
		3,215,649	864,714
Dividends	34	**5,333,475**	241,200
Earnings per share for profit attributable to the equity holders of the Company during the year (expressed in RMB per share)	33		
– basic		**RMB0.34**	RMB0.09
– diluted		**RMB0.34**	RMB0.09

The notes on pages 72 to 155 are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

For the year ended 31 December, 2007

	Note	Attributable to equity holders of the Company				Minority interests	Total equity
		Share capital	Other reserves	Retained earnings	Total		
		RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Balance at 1 January, 2006		6,030,000	6,128,838	4,433,026	16,591,864	37,460	16,629,324
Currency translation differences		–	(194,233)	–	(194,233)	–	(194,233)
Profit for the year		–	–	859,210	859,210	5,504	864,714
Profit appropriation to statutory reserves	*18*	–	63,910	(63,910)	–	–	–
Dividend relating to 2005		–	–	(723,600)	(723,600)	–	(723,600)
Balance at 31 December, 2006 and 1 January, 2007		6,030,000	5,998,515	4,504,726	16,533,241	42,964	16,576,205
Currency translation differences		–	(238,356)	–	(238,356)	–	(238,356)
Profit for the year		–	–	3,215,417	3,215,417	232	3,215,649
Transfer of reserves to retained earnings	*18*	–	(794,953)	794,953	–	–	–
Profit appropriation to statutory reserves	*18*	–	560,864	(560,864)	–	–	–
Issuance of domestic public shares ("A Share")	*17*	2,336,625	12,885,239	–	15,221,864	–	15,221,864
Disposal of a subsidiary	*35(d)*	–	–	–	–	(10,843)	(10,843)
Acquisition of minority interests of subsidiaries	*35(c)*	–	–	–	–	(30,426)	(30,426)
Dividend relating to 2006		–	–	(241,200)	(241,200)	–	(241,200)
Special dividend paid	*34*	3,316,500	–	(4,866,150)	(1,549,650)	–	(1,549,650)
Balance at 31 December, 2007		11,683,125	18,411,309	2,846,882	32,941,316	1,927	32,943,243

The notes on pages 72 to 155 are an integral part of these consolidated financial statements.

Consolidated Cash Flow Statement

For the year ended 31 December, 2007

	Note	**Year ended 31 December** **2007** **RMB'000**	2006 RMB'000
Cash flows from operating activities			
Cash generated from operations	*35(a)*	**5,690,829**	2,975,706
Income tax paid		**(85,373)**	(210,043)
Net cash generated from operating activities		**5,605,456**	2,765,663
Cash flows from investing activities			
Purchase of property, plant and equipment		**(4,874,933)**	(3,671,894)
Acquisition of a subsidiary, net of cash acquired		–	(78,528)
Capital injection to a jointly controlled entity		–	(32,000)
Acquisition of minority interests of subsidiaries	*35(c)*	**(40,955)**	–
Deconsolidation of a subsidiary	*35(d)*	**(3,402)**	–
Proceeds from disposal of property, plant and equipment		**6,127**	15,516
Dividend received from associated companies		**7,076**	5,367
Interest received		**106,746**	74,849
Net cash used in investing activities		**(4,799,341)**	(3,686,690)
Cash flows from financing activities			
Interest paid		**(347,491)**	(362,627)
Net proceeds from issuance of A Share	*17(c)*	**15,221,864**	–
Net proceeds from issuance of domestic corporate bonds	*20*	**1,775,488**	–
Proceeds from short-term and long-term bank borrowings		**2,015,386**	2,645,285
Repayments of short-term and long-term bank borrowings		**(4,470,887)**	(1,607,690)
Proceeds from sale and lease back of containers		**1,014,288**	1,349,650
Capital element of finance lease payments		**(644,846)**	(615,016)
Interest element of finance lease payments		**(204,190)**	(272,806)
Dividend paid to Company's shareholders		**(1,790,850)**	(723,600)
Net cash generated from financing activities		**12,568,762**	413,196
Net increase/(decrease) in cash and cash equivalents		**13,374,877**	(507,831)
Cash and cash equivalents at beginning of the year		**2,915,542**	3,423,373
Cash and cash equivalents at end of the year		**16,290,419**	2,915,542

The notes on pages 72 to 155 are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1. GENERAL INFORMATION

China Shipping Container Lines Company Limited ("the Company") and its subsidiaries (together, "the Group") are principally engaged in owning, chartering and operating container vessels for the provision of international and domestic container marine transportation service.

The Company was incorporated in the People's Republic of China (the "PRC") on 28 August, 1997 as a company with limited liability under the Company Law of the PRC. On 3 March, 2004, the Company was transformed into a joint stock limited company under the Company Law of the PRC. In June 2004, the Company issued 2,420,000,000 overseas public shares ("H Share"), which were listed on the Main Board of the Stock Exchange of Hong Kong Limited (the "Main Board") since 16 June, 2004. In December 2007, the Company issued 2,336,625,000 A Share, which were listed on the Shanghai Stock Exchange since 12 December, 2007.

The address of the Company's registered office is 27th Floor, 450 Fu Shan Road, Pudong New District, Shanghai, PRC.

These consolidated financial statements are presented in thousands of units of Renminbi ("RMB'000"), unless otherwise stated.

These consolidated financial statements have been approved for issue by the Board of Directors on 1 April, 2008.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 BASIS OF PREPARATION

The consolidated financial statements of the Company have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain financial assets and financial liabilities (including derivative financial instruments) at fair value through profit or loss.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 4.

Notes to the Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.1 BASIS OF PREPARATION *(continued)*

(a) *Standard and interpretations effective in 2007 and relevant to the Group's operations*

HKFRS 7, "Financial instruments: disclosures", and the complementary amendment to HKAS 1, "Presentation of financial statements – Capital disclosures", introduces new disclosures relating to financial instruments and do not have any impact on the classification and valuation of the Group's financial instruments, but require additional disclosures in relation to the Group's financial instruments. The main additional disclosures include certain quantitative information of the Group's exposure to credit risk, liquidity risk and market risk, as well as qualitative information of the Group's capital risk management. The additional disclosures are set out in Note 3 below.

HK (IFRIC) – Int 8, "Scope of HKFRS 2", requires consideration of transactions involving the issuance of equity instruments, where the identifiable consideration received is less than the fair value of the equity instruments issued in order to establish whether or not they fall within the scope of HKFRS 2. This interpretation does not have any impact on the Group's financial statements.

HK (IFRIC) – Int 10, "Interim financial reporting and impairment", prohibits the impairment losses recognised in an interim period on goodwill and investments in equity instruments and in financial assets carried at cost to be reversed at a subsequent balance sheet date. This interpretation does not have any impact on the Group's financial statements.

(b) *Interpretation early adopted by the Group*

HK (IFRIC) – Int 11, "HKFRS 2 – Group and treasury share transactions", was early adopted in 2007. HK (IFRIC) – Int 11 provides guidance on whether share-based transactions involving treasury shares or involving group entities (for example, options over a parent's shares) should be accounted for as equity-settled or cash-settled share-based payment transactions in the stand-alone financial statements of the parent and group companies. This interpretation does not have an impact on the Group's financial statements.

(c) *Interpretations effective in 2007 but not relevant to the Group's operations*

The following interpretations to published standards are mandatory for accounting periods beginning on or after 1 January, 2007 but are not relevant to the Group's operations:

HK (IFRIC) – Int 7, "Applying the restatement approach under HKAS 29, Financial reporting in hyper-inflationary economies";

HK (IFRIC) – Int 9, "Re-assessment of embedded derivatives".

Notes to the Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.1 BASIS OF PREPARATION *(continued)*

(d) *Standards and amendments to existing standards that are not yet effective for 2007 and have not been early adopted by the Group*

HKAS 1 (Revised), "Presentation of financial statements" (effective from 1 January 2009). HKAS 1 (Revised) requires all owner changes in equity to be presented in a statement of changes in equity. All comprehensive income is presented in one statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income). It requires presenting a statement of financial position as at the beginning of the earliest comparative period in a complete set of financial statements when there are retrospective adjustments or reclassification adjustments. However, it does not change the recognition, measurement or disclosure of specific transactions and other events required by other HKFRSs.

HKAS 23 (Amendment), "Borrowing costs" (effective from 1 January, 2009). The amendment requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing borrowing costs will be removed. Management does not anticipate any material impact on the Group's financial statements as the Group has already followed the principles of capitalise borrowing costs for qualifying assets in accordance with the existing HKAS 23.

Notes to the Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.1 BASIS OF PREPARATION *(continued)*

(d) Standards and amendments to existing standards that are not yet effective for 2007 and have not been early adopted by the Group (continued)

HKFRS 8, "Operating segments" (effective from 1 January, 2009). HKFRS 8 replaces HKAS 14 and aligns segment reporting with the requirements of the US standard SFAS 131, "Disclosures about segments of an enterprise and related information". The new standard requires a "management approach", under which segment information is presented on the same basis as that used for internal reporting purposes. The expected impact is still being assessed in detail by management.

HKAS 27 (Revised) "Consolidated and separate financial statements" (effective from 1 July, 2009). The amendment requires non-controlling interests (i.e. minority interests) to be presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent. Total comprehensive income must be attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. Changes in a parent's ownership interest in a subsidiary that do not result in the loss of control are accounted for within equity. When control of a subsidiary is lost, the assets and liabilities and related equity components of the former subsidiary are derecognised. Any gain or loss is recognised in profit or loss. Any investment retained in the former subsidiary is measured at its fair value at the date when control is lost.

HKFRS 3 (Revised) "Business combination" (effective for business combinations with acquisition date on or after the beginning of the first annual reporting period beginning on or after 1 July, 2009). The amendment may bring more transactions into acquisition accounting as combinations by contract alone and combinations of mutual entities are brought into the scope of the standard and the definition of a business has been amended slightly. It now states that the elements are "capable of being conducted "rather than" are conducted and managed". It requires considerations (including contingent consideration), each identifiable asset and liability to be measured at its acquisition-date fair value, except leases and insurance contracts, reacquired right, indemnification assets as well as some assets and liabilities required to be measured in accordance with other HKFRSs. They are income taxes, employee benefits, share-based payment and non current assets held for sale and discontinued operations. Any non-controlling interest in an acquiree is measured either at fair value or at the non-controlling interest's proportionate share of the acquiree's net identifiable assets.

Notes to the Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.1 BASIS OF PREPARATION *(continued)*

(d) *Standards and amendments to existing standards that are not yet effective for 2007 and have not been early adopted by the Group (continued)*

HKFRS 2 Amendment "Share-based payment vesting conditions and cancellations" (effective from 1 January, 2009). The amendment clarifies the definition of "vesting conditions" and specifies the accounting treatment of "cancellations" by the counterparty to a share-based payment arrangement. Vesting conditions are service conditions (which require a counterparty to complete a specified period of service) and performance conditions (which require a specified period of service and specified performance targets to be met) only. All "non-vesting conditions" and vesting conditions that are market conditions shall be taken into account when estimating the fair value of the equity instruments granted. All cancellations are accounted for as an acceleration of vesting and the amount that would otherwise have been recognised over the remainder of the vesting period is recognised immediately.

(e) *Interpretations to existing standards that are not yet effective for 2007 and not relevant to the Group's operations*

HK (IFRIC) – Int 12, "Service concession arrangements" (effective from 1 January, 2008). HK (IFRIC) – Int 12 applies to contractual arrangements whereby a private sector operator participates in the development, financing, operation and maintenance of infrastructure for public sector services. HK (IFRIC) – Int 12 is not relevant to the Group's operations because none of the Group's companies provide public sector services.

HK (IFRIC) – Int 13, "Customer loyalty programmes" (effective from 1 July, 2008). HK (IRFIC) – Int 13 clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. HK (IFRIC) – Int 13 is not relevant to the Group's operations because none of the Group's companies operate any loyalty programmes.

HK (IFRIC) – Int 14, "HKAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction" (effective from 1 January 2008). HK (IFRIC) – Int 14 provides guidance on assessing the limit in HKAS 19 on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. HK (IFRIC) – Int 14 is not relevant to the Group's operation as the Group does not have any defined benefit plan.

Notes to the Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.2 CONSOLIDATION

The consolidated financial statements include the financial statements of the Company and all its subsidiaries made up to 31 December.

(a) *Subsidiaries*

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill (Note 2.8). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transactions provide evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses (Note 2.9). The results of subsidiaries are accounted by the Company on the basis of dividend received and receivable.

(b) *Transactions and minority interests*

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the consolidated income statement. Purchases from minority interests result in goodwill, being the difference between consideration paid and the relevant share of the carrying value of net assets of the subsidiary base on the percentage of interests acquired.

Notes to the Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.2 CONSOLIDATION *(continued)*

(c) Associated companies

Associated companies are entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investment in associated companies is accounted for using the equity method of accounting and is initially recognised at cost.

The Group's share of its associated companies' post-acquisition profits or losses is recognised in the consolidated income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in associated companies equals or exceeds its investment in the associated companies, including any unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associated companies.

Unrealised gains on transactions between the Group and its associated companies are eliminated to the extent of the Group's investment in the associated companies. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the associated companies have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet the investment in associated companies is stated at cost less provision for impairment losses (Note 2.9). The results of the associated companies are accounted for by the Company on the basis of dividend received and receivable.

(d) Jointly controlled entities

Jointly controlled entities are joint ventures that involve the establishment of corporation in which the Group and other ventures have their respective interests. The jointly controlled entities operate in the same way as other entities, except that a contractual agreement between the Group and other ventures established joint control and none of the participating parties has unilateral control over the economic activity of the jointly controlled entities.

Investment in a jointly controlled entity is accounted for in the financial statements under the equity method and is stated at cost plus share of post-acquisition results and reserves and goodwill on acquisition less provision for impairment losses (Note 2.9). The share of post-acquisition results and reserves is based on the relevant profit sharing ratios.

In the Company's balance sheet the investment in a jointly controlled entity is stated at cost less provision for impairment losses (Note 2.9). The results of jointly controlled entity are accounted for by the Company on the basis of dividend received and receivable.

Notes to the Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.3 SEGMENT REPORTING

A business segment is a group of assets and operations engaged in providing services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

2.4 FOREIGN CURRENCY TRANSLATION

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in Renminbi ("RMB"), which is the Company's functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Changes in the fair value of monetary securities denominated in foreign currency classified as available for sale are analysed between translation differences resulting from changes in the amortised cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in the amortised cost are recognised in profit or loss, and other changes in the carrying amount are recognised in equity.

Notes to the Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.4 FOREIGN CURRENCY TRANSLATION *(continued)*

(c) *Group companies*

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Notes to the Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.5 PROPERTY, PLANT AND EQUIPMENT

(a) Vessels under construction

Vessels under construction are stated at cost less accumulated impairment losses. Cost of vessel under construction includes all direct costs relating to the construction and acquisition of vessels incurred by the Group. No depreciation is provided for vessels under construction until such time as the relevant vessels are completed and ready for intended use. Vessels under construction are transferred to container vessels upon the completion of the construction.

(b) Construction in progress

Construction in progress represents office building under renovation and other property, plant and equipment under construction or pending installation and is stated at cost less accumulated impairment losses. Cost includes the cost of acquisition and construction of the building and the actual renovation costs incurred during the year. No depreciation is provided for construction in progress until such time as the relevant assets are completed and available for intended use. When the assets are ready for their intended use, the costs are transferred to building or other property, plant and equipment and depreciated in accordance with the policy as stated below.

(c) Vessel repairs and surveys

Upon acquisition of a vessel, the components of the vessel which are required to be replaced at the next dry-docking are identified and these costs are depreciated over the period to the next estimated dry-docking date. Costs incurred on the subsequent dry-docking of vessels are capitalised and depreciated over the period to the next estimated dry-docking date. When significant dry-docking costs are incurred prior to the expiry of the depreciation period, the remaining costs of the previous dry-docking are written off immediately.

(d) Other property, plant and equipment

All other property, plant and equipment are stated at historical cost less depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are expensed in the income statement during the financial period in which they are incurred.

Notes to the Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.5 PROPERTY, PLANT AND EQUIPMENT *(continued)*

(d) Other property, plant and equipment (continued)

Depreciation of other property, plant and equipment is calculated using the straight-line method to allocate their costs to their residual values over their estimated useful lives, as follows:

	Estimated useful lives
Container vessels	25 years from the date of first registration
Building	40 years
Containers	8 to 12 years
Improvements on vessels under operating leases*	5 years or the period of the lease, whichever is the shorter
Computer and office equipment	5 to 8 years
Motor vehicles	6 years

* represent improvements on vessels operated by the Group under operating leases

The residual values of property, plant and equipment and their useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written-down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 2.9).

(e) Gain or loss on sale

Gains and losses on disposals are determined by comparing proceeds with carrying amounts, and are included in the income statement.

2.6 LAND USE RIGHTS

All land in the PRC is state-owned or collectively-owned and no individual land ownership exists. The Group acquires the right to use certain land. The premiums paid for such right are treated as prepayment for operating lease and recorded as land use rights, which are amortised over the lease period using the straight-line method.

Notes to the Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.7 ASSETS UNDER LEASES

(i) Where the Group is a lessee

(a) Finance lease

Leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's commencement at the lower of the fair value of the leased assets and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in current and non-current liabilities. The interest element of the finance cost is recognised in the consolidated income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Assets held under finance leases are depreciated over the shorter of their estimated useful lives or the lease periods.

(b) Operating lease

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(ii) Where the Group is a lessor

Operating lease

Assets leased out under operating leases are included in property, plant and equipment in the balance sheet and when applicable, are depreciated in accordance with the Group's depreciation policies, as set out in note 2.5 above. Rental income, net of any incentives given to lessees, is recognised on a straight line basis over the period of lease.

Notes to the Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.7 ASSETS UNDER LEASES *(continued)*

(iii) Sale and leaseback transactions – where the Group is the lessee

A sale and leaseback transaction involves the sale of an asset by the Group and the leasing of the same asset back to the Group. The lease payments and the sale price are usually closely interrelated as they are negotiated as a package.

Sale and leaseback arrangements that result in the Group retaining the majority of the risks and rewards of ownership of assets are accounted for as finance leases. Any excess of sales proceeds over the carrying amount is deferred and amortised over the period of lease.

2.8 GOODWILL

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

2.9 IMPAIRMENT OF INVESTMENTS IN SUBSIDIARIES, ASSOCIATED COMPANIES, JOINTLY CONTROLLED ENTITIES AND NON-FINANCIAL ASSETS

Assets that have an indefinite useful life are not subject to amortisation, which are at least tested annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

Notes to the Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.10 FINANCIAL ASSETS

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss and loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

(a) *Financial assets at fair value through profit or loss*

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

(b) *Loans and receivables*

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date, these are classified as non-current assets. Loans and receivables are classified as "trade and other receivables" in the balance sheet.

Regular purchases and sales of financial assets are recognised on the trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortised cost using the effective interest method.

Gains or losses arising from changes in the fair value of the "financial assets at fair value through profit or loss" category are presented in the income statement within "other gains/(losses), net", in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognised in the income statement as part of other income when the Group's right to receive payments is established.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. Impairment testing of trade receivables is described in Note 2.13.

Notes to the Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.11 DERIVATIVE FINANCIAL INSTRUMENTS

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. Changes in the fair value of these derivative instruments are recognised immediately in the income statement within "other gains/(losses), net".

2.12 BUNKERS

Bunkers represent fuels and are stated at the lower of cost and net realisable value. Cost is calculated on the weighted average basis.

2.13 TRADE AND OTHER RECEIVABLES

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the receivables are impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognised in the income statement within "selling, administrative and general expenses". When the receivable is uncollectible, it is written off against the allowance account for receivables. Subsequent recoveries of amounts previously written off are credited against "selling, administrative and general expenses" in the income statement.

2.14 CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term and highly liquid investments with original maturities of three months or less, and bank overdrafts (if any).

2.15 SHARE CAPITAL

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Notes to the Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.16 TRADE PAYABLES

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

2.17 BORROWINGS

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the consolidated income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2.18 CURRENT AND DEFERRED INCOME TAX

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries and associated companies operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Notes to the Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.19 BORROWING COSTS

Borrowing costs incurred for the construction or acquisition of any qualifying assets are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Other borrowings costs are expensed and charged in the income statements when they are incurred.

2.20 EMPLOYEE BENEFITS

(a) *Pension obligations*

The full-time employees of the Group employed in Mainland China are covered by various government-sponsored pension plans under which the employees are entitled to a monthly pension based on certain formulae. The relevant government agencies are responsible for the pension liability to these retired employees. The Group contributes on a monthly basis to these pension plans based on percentages of the total salary of employees, subject to a certain ceiling. The Group's liability in respect of these funds is limited to the contributions payable in each year.

The Group also operates a defined contribution Mandatory Provident Fund ("MPF") scheme for its employees employed in Hong Kong. The Group and the employees both contribute 5% of the employees' relevant income per month as required by the Hong Kong MPF Scheme Ordinance subject to a maximum of HKD1,000 per person.

The Group's contributions to the above defined contribution schemes are charged to the income statement as incurred.

(b) *Housing benefits*

All full-time employees of the Group employed in Mainland China are entitled to participate in various government-sponsored housing funds. The Group contributes to these funds based on certain percentages of the salaries of the employees on a monthly basis, subject to a certain ceiling. The Group's liability in respect of these funds is limited to the contributions payable in each year. Contributions to the funds are expensed as incurred.

Notes to the Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.20 EMPLOYEE BENEFITS *(continued)*

(c) *Share-based compensation*

The Group operates a cash-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of share appreciation rights is recognised as expense. The employees are entitled to a future cash payment, based on the increase in the Company's H Share price from a specified level over a specified period of time.

The total amount to be expensed over the vesting period is determined by reference to the fair value of the share appreciation rights, by applying an option pricing models, taking into account the terms and condition on which the share appreciation rights were granted, and the extent to which the employees have rendered service to date.

At each balance sheet date, the Group measures the services acquired and the liability incurred at the fair value of the liabilities. The fair value of the liabilities are re-measured at each balance sheet date and at the date of settlement, with any changes in fair value, if any, recognised in the consolidated income statement over the vesting period or for the year, where appropriate (Note 28 (i)).

2.21 PROVISIONS

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

Notes to the Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.22 REVENUE RECOGNITION

Revenue comprises the fair value of the consideration received or receivable for the sale of services in the ordinary course of the Group's activities. Revenue is shown net of business taxes, rebates and discounts and after eliminating sales within the Group.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group's activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

The Group recognises revenues on the following bases:

(i) *Liner services*

Freight revenues from the operation of the international and domestic containerised transportation business are recognised on a percentage of completion basis, which is determined on the time proportion method of each individual vessel voyage.

(ii) *Chartering*

Income from chartering of vessels under operating leases is recognised over the periods of the respective leases on a straight-line basis.

(iii) *Interest income*

Interest income is recognised on a time proportion basis using the effective interest method.

(iv) *Dividend income*

Dividend income is recognised when the right to receive payment is established.

Notes to the Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.23 CONTINGENT LIABILITIES AND CONTINGENT ASSETS

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably. A contingent liability is not recognised but is disclosed in the notes to the consolidated financial statements. When a change in the probability of an outflow occurs so that the outflow is probable, it will then be recognised as a provision.

A contingent asset is a possible asset that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group. Contingent assets are not recognised but are disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

2.24 DIVIDEND DISTRIBUTION

Dividend distribution to the Company's equity holders is recognised as a liability in the Group's consolidated financial statements in the period in which the dividends are approved by the Company's equity holders or directors, where appropriate.

3 FINANCIAL RISK MANAGEMENT

3.1 Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including foreign exchange risk, and cash flow and fair value interest-rate risk), credit risk and liquidity risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance.

(a) *Market risk*

(i) Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the RMB and United States Dollars ("USD"). Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operation. The Group is considering to use forward contracts to cover the foreign currency exposures in the future, where appropriate.

Notes to the Consolidated Financial Statements

3 FINANCIAL RISK MANAGEMENT *(continued)*

3.1 Financial risk factors *(continued)*

(a) Market risk (continued)

(i) Foreign exchange risk *(continued)*

At 31 December, 2007, if RMB had strengthened/weakened by 10% against the USD with all other variables held constant, post-tax profit for the year would have been RMB350,369,000 (2006: RMB256,442,000) higher/lower, mainly as a result of foreign exchange losses/gains on translation of USD-denominated trade and other receivables and cash and cash equivalents, and foreign exchange gains/losses on translation of USD-denominated borrowings and trade and other payables.

(ii) Cash flow and fair value interest rate risk

The main interest-bearing assets of Group are short term bank deposits. The risk on Group's income and operating cash flows from changes in market interest rates is low.

The Group's interest-rate risk arises from borrowings, domestic corporate bonds, and finance lease obligations. Borrowings and finance lease obligations issued at variable rates expose the Group to cash flow interest-rate risk. Borrowings, domestic corporate bonds, and finance lease obligations issued at fixed rates expose the Group to fair value interest-rate risk. As at 31 December, 2007 and 2006, over 65% and 78% of the Group's borrowings, domestic corporate bonds, and finance lease obligations were at fixed rates respectively. During 2007 and 2006, the Group's borrowings at variable rate were denominated in USD. The weighted average effective interest rates and terms of repayment of the Group's borrowings are disclosed in Note 19.

At 31 December, 2007, if interest rates had been 100 basis points higher/lower with all other variables held constant, post-tax profit for the year would have been RMB27,142,000 (2006: RMB19,721,000) lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings.

Notes to the Consolidated Financial Statements

3 FINANCIAL RISK MANAGEMENT *(continued)*

3.1 Financial risk factors *(continued)*

(b) *Credit risk*

The Group has no significant concentration of credit risk. Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables. The Group has policies that limit the amount of credit exposure to any financial institutions. The Group has also policies in place to ensure that services are rendered to customers with appropriate credit history and the Group performs periodic credit evaluations of its customers. The Group's historical experience in collection of trade and other receivables falls within the recorded allowances.

(c) *Liquidity risk*

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. The Group aims to maintain flexibility in funding by keeping committed credit lines available.

Management monitors rolling forecasts of the Group's liquidity reserve (comprises undrawn borrowing facility (Note 19) and cash and cash equivalents (Note 16)) on the basis of expected cash flow.

The table below analyses the Group's financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows (including interest). Balances of trade and notes payables, accruals and other payables and derivative financial instruments due within 12 months equal their carrying balances, as the impact of discounting is not significant.

Notes to the Consolidated Financial Statements

3 FINANCIAL RISK MANAGEMENT *(continued)*

3.1 Financial risk factors *(continued)*

(c) *Liquidity risk (continued)*

	Less than 1 year RMB'000	Between 1 and 2 years RMB'000	Between 2 and 5 years RMB'000	Over 5 years RMB'000
Group				
At 31 December, 2007				
Bank borrowings *(Note 19)*	**1,185,112**	**2,448,065**	**479,669**	**559,896**
Domestic corporate bonds *(Note 20)*	**81,180**	**81,180**	**243,540**	**2,205,900**
Finance lease obligations *(Note 21)*	**731,594**	**720,180**	**1,840,463**	**665,976**
Trade and notes payables *(Note 23)*	**3,208,043**	–	–	–
Accrual and other payables	**667,226**	–	–	–
Derivative financial instruments	**6,858**	–	–	–
At 31 December, 2006				
Bank borrowings *(Note 19)*	1,503,649	1,037,644	4,558,103	795,475
Finance lease obligations *(Note 21)*	995,756	889,384	2,106,029	865,105
Trade and notes payables *(Note 23)*	2,205,055	–	–	–
Accrual and other payables	515,189	–	–	–

3.2 Capital risk management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total equity. Total debt is calculated as total borrowings (including current and non-current borrowings, domestic corporate bonds and finance lease obligations as shown in the consolidated balance sheet) less cash and cash equivalents.

Notes to the Consolidated Financial Statements

3 FINANCIAL RISK MANAGEMENT *(continued)*

3.2 Capital risk management *(continued)*

The gearing ratios at 31 December, 2007 and 2006 were as follows:

	2007	2006
	RMB'000	RMB'000
Bank borrowings *(Note 19)*	**4,190,259**	6,645,760
Domestic corporate bonds *(Note 20)*	**1,775,488**	–
Finance lease obligations *(Note 21)*	**3,306,730**	3,894,973
Less: Cash and cash equivalents *(Note 16)*	**(16,290,419)**	(2,915,542)
Net debt	**(7,017,942)**	7,625,191
Total equity	**32,943,243**	16,576,205
Gearing ratio	**(21.3%)**	46.0%

The significant increase in cash and cash equivalents was mainly due to the proceeds from A share offering amounting to approximately RMB15,221,864,000 which was received in December 2007.

3.3 Fair value estimation

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date.

The carrying value less impairment provision of trade and notes receivables, prepayment and other receivables, and cash and cash equivalents, and the carrying amount of trade and notes payables, accrual and other payables, current borrowings and balances with group companies are assumed to approximate their fair values due to the short term maturities of these assets and liabilities. The fair value of non-current liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

Notes to the Consolidated Financial Statements

4 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experiences and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

(i) Estimated impairment of property, plant and equipment

The Group assesses annually whether property, plant and equipment have any indication of impairment, in accordance with the accounting policy stated in Note 2.9. The recoverable amounts of property, plant and equipment have been determined based on value-in-use calculations. These calculations and valuations require the use of judgement and estimates.

(ii) Income taxes

The Group is subject to income taxes in a number of jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Recognition of deferred tax assets depends on the management's expectation of future taxable profit that will be available against which the deferred tax assets can be utilised. The outcome of their actual utilisation may be different.

(iii) Useful lives and residual values of property, plant and equipment

Management determines the estimated useful lives and residual values for the Group's property, plant and equipment. Management will revise the depreciation charge where useful lives and residual values are different to previously estimated, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

Notes to the Consolidated Financial Statements

4 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS *(continued)*

(iv) Provision of cost of services

Cost of services, which comprise container and cargo, vessel and voyage costs, sub-route and other costs, are recognised on a percentage of completion basis as set out in Note 2.22. Invoices in relation to these expenses are received approximately up to six months after the expenses have been incurred. Consequently, recognition of cost of services is based on the rendering of services as well as the latest tariff agreed with vendors. If the actual expenses of a voyage differ from the estimated expenses, this will have an impact on cost of services in future periods.

5 REVENUE AND SEGMENT INFORMATION

The principal activities of the Group are owning, chartering and operating container vessels for the provision of international and domestic container marine transportation service. Revenue represents gross income from liner and chartering services, net of discounts allowed, where applicable.

	2007 **RMB'000**	2006 RMB'000
Revenue		
– Liner	**38,702,300**	30,375,447
– Chartering	**123,320**	126,931
	38,825,620	30,502,378

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

The business segment reporting includes provisions of liner service and chartering of vessels. In respect of the geographical segment reporting, segment revenues from liner and chartering services cover the world's major trade lanes.

Notes to the Consolidated Financial Statements

5 REVENUE AND SEGMENT INFORMATION *(continued)*

Primary reporting format – business segments

The Group's business is organised into two business segments: liner and chartering. The Group's business is dominated by provision of liner services. The chartering business is of insufficient size to be reported separately.

Secondary reporting format – geographical segments

The Group's liner and chartering businesses are managed on a worldwide basis. The revenue generated from the world's major trade lanes includes Pacific, Europe/Mediterranean, Asia Pacific, China Domestic and Others.

The directors of the Company consider that the nature of the Group's business precludes a meaningful allocation of the Group's assets to specific geographical segments as defined under HKAS 14 "Segment Reporting". Accordingly, geographical segment information is only presented for revenue:

	2007	2006
	RMB'000	RMB'000
Pacific	**14,060,086**	13,490,485
Europe/Mediterranean	**12,811,876**	8,600,589
Asia Pacific	**5,540,157**	3,971,655
China Domestic	**4,309,270**	2,419,817
Others	**2,104,231**	2,019,832
	38,825,620	30,502,378

Notes to the Consolidated Financial Statements

6 PROPERTY, PLANT AND EQUIPMENT

The Group

	Container vessels RMB'000	Building RMB'000	Vessels under construction RMB'000	Construction in progress RMB'000	Improvement on vessels under operating leases RMB'000	Containers RMB'000	Motor vehicles RMB'000	Computer and office equipment RMB'000	Total RMB'000
At 1 January, 2006									
Cost	14,066,152	169,826	3,607,523	15,401	334,744	5,948,550	41,931	253,412	24,437,539
Accumulated depreciation and impairment losses	(1,357,019)	(2,689)	-	-	(257,490)	(1,910,016)	(20,784)	(118,728)	(3,666,726)
Net book amount	12,709,133	167,137	3,607,523	15,401	77,254	4,038,534	21,147	134,684	20,770,813
Year ended 31 December, 2006									
Opening net book amount	12,709,133	167,137	3,607,523	15,401	77,254	4,038,534	21,147	134,684	20,770,813
Exchange difference	(18,055)	-	(79,889)	-	-	(92,550)	(66)	(868)	(191,428)
Transfers	2,863,253	25,971	(2,863,253)	(37,312)	-	-	-	11,341	-
Addition from purchase of a subsidiary	-	-	-	-	-	-	103	2,682	2,785
Additions	31,833	-	2,151,813	31,697	3,855	963,583	2,513	14,545	3,199,839
Acquisition from fellow subsidiaries	54,760	-	-	-	-	837,731	-	-	892,491
Disposals *(Note 35 (a))*	(8,049)	-	-	-	(11,032)	(4,277)	(381)	(3,422)	(27,161)
Depreciation *(Note 25, 35 (a))*	(519,777)	(4,160)	-	-	(30,905)	(583,032)	(5,072)	(40,542)	(1,183,488)
Closing net book amount	15,113,098	188,948	2,816,194	9,786	39,172	5,159,989	18,244	118,420	23,463,851
At 31 December, 2006									
Cost	16,975,344	195,797	2,816,194	9,786	166,498	6,847,128	43,958	274,957	27,329,662
Accumulated depreciation and impairment losses	(1,862,246)	(6,849)	-	-	(127,326)	(1,687,139)	(25,714)	(156,537)	(3,865,811)
Net book amount	15,113,098	188,948	2,816,194	9,786	39,172	5,159,989	18,244	118,420	23,463,851
Year ended 31 December, 2007									
Opening net book amount	**15,113,098**	**188,948**	**2,816,194**	**9,786**	**39,172**	**5,159,989**	**18,244**	**118,420**	**23,463,851**
Exchange difference	**(26,046)**	-	**(24,967)**	-	-	**(309,760)**	**(61)**	**(1,010)**	**(361,844)**
Transfers	**2,905,329**	-	**(2,905,329)**	-	-	-	-	-	-
Additions	**100,987**	-	**3,751,307**	**29,641**	**6,772**	**1,069,232**	**4,450**	**10,093**	**4,972,482**
De-recognition of containers under finance lease	-	-	-	-	-	**(830,301)**	-	-	**(830,301)**
Disposals (Note 35 (a))	-	-	-	-	**(5,827)**	**(3,426)**	**(362)**	**(1,767)**	**(11,382)**
Depreciation (Note 25, 35 (a))	**(730,618)**	**(6,526)**	-	-	**(28,348)**	**(475,736)**	**(4,730)**	**(31,824)**	**(1,277,782)**
Closing net book amount	**17,362,750**	**182,422**	**3,637,205**	**39,427**	**11,769**	**4,609,998**	**17,541**	**93,912**	**25,955,024**
At 31 December, 2007									
Cost	**19,873,906**	**195,797**	**3,637,205**	**39,427**	**145,356**	**5,467,188**	**46,489**	**275,459**	**29,680,827**
Accumulated depreciation and impairment losses	**(2,511,156)**	**(13,375)**	-	-	**(133,587)**	**(857,190)**	**(28,948)**	**(181,547)**	**(3,725,803)**
Net book amount	**17,362,750**	**182,422**	**3,637,205**	**39,427**	**11,769**	**4,609,998**	**17,541**	**93,912**	**25,955,024**

Notes to the Consolidated Financial Statements

6 PROPERTY, PLANT AND EQUIPMENT *(continued)*

The Company

	Container vessels RMB'000	Building RMB'000	Vessels under construction RMB'000	Construction in progress RMB'000	Improvement on vessels under operating leases RMB'000	Containers RMB'000	Motor vehicles RMB'000	Computer and office equipment RMB'000	Total RMB'000
At 1 January, 2006									
Cost	13,337,909	169,826	1,163,958	15,895	300,430	2,870,311	7,769	161,915	18,028,013
Accumulated depreciation and impairment losses	(1,279,217)	(2,689)	-	-	(234,930)	(1,777,375)	(3,348)	(80,434)	(3,377,993)
Net book amount	12,058,692	167,137	1,163,958	15,895	65,500	1,092,936	4,421	81,481	14,650,020
Year ended 31 December, 2006									
Opening net book amount	12,058,692	167,137	1,163,958	15,895	65,500	1,092,936	4,421	81,481	14,650,020
Transfers	1,468,235	25,971	(1,468,235)	(37,312)	-	-	-	11,341	-
Additions	27,566	-	1,913,275	31,203	-	-	1,714	-	1,973,758
Transfer to a subsidiary	-	-	-	-	-	(1,092,936)	-	-	(1,092,936)
Disposals	(8,049)	-	-	-	(11,032)	-	-	(128)	(19,209)
Depreciation	(483,952)	(4,160)	-	-	(25,359)	-	(1,133)	(25,538)	(540,142)
Closing net book amount	13,062,492	188,948	1,608,998	9,786	29,109	-	5,002	67,156	14,971,491
At 31 December, 2006									
Cost	14,812,456	195,797	1,608,998	9,786	128,329	-	9,483	171,254	16,936,103
Accumulated depreciation and impairment losses	(1,749,964)	(6,849)	-	-	(99,220)	-	(4,481)	(104,098)	(1,964,612)
Net book amount	13,062,492	188,948	1,608,998	9,786	29,109	-	5,002	67,156	14,971,491
Year ended 31 December, 2007									
Opening net book amount	**13,062,492**	**188,948**	**1,608,998**	**9,786**	**29,109**	**-**	**5,002**	**67,156**	**14,971,491**
Transfers	**1,567,415**	**-**	**(1,567,415)**	**-**	**-**	**-**	**-**	**-**	**-**
Additions	**12,399**	**-**	**3,562,570**	**25,161**	**-**	**-**	**647**	**2,407**	**3,603,184**
Disposals	**(60,879)**	**-**	**-**	**-**	**(5,758)**	**-**	**(20)**	**-**	**(66,657)**
Depreciation	**(561,932)**	**(6,526)**	**-**	**-**	**(23,351)**	**-**	**(980)**	**(16,748)**	**(609,537)**
Closing net book amount	**14,019,495**	**182,422**	**3,604,153**	**34,947**	**-**	**-**	**4,649**	**52,815**	**17,898,481**
At 31 December, 2007									
Cost	**16,263,739**	**195,797**	**3,604,153**	**34,947**	**100,508**	**-**	**9,743**	**173,658**	**20,382,545**
Accumulated depreciation and impairment losses	**(2,244,244)**	**(13,375)**	**-**	**-**	**(100,508)**	**-**	**(5,094)**	**(120,843)**	**(2,484,064)**
Net book amount	**14,019,495**	**182,422**	**3,604,153**	**34,947**	**-**	**-**	**4,649**	**52,815**	**17,898,481**

Notes to the Consolidated Financial Statements

6 PROPERTY, PLANT AND EQUIPMENT *(continued)*

(a) As at 31 December, 2007, the net book value of containers held under finance lease by the Group amounted to approximately RMB3,420,080,000 (2006: RMB3,806,385,000).

(b) The Group leased certain containers from its fellow subsidiaries under long term leases prior to 1 January, 2007. The leases were recognised as finance lease contracts. As at 1 January, 2007, the Group entered into addendum agreements with the fellow subsidiaries, pursuant to which the terms of the lease contracts have been revised from long term to one year short term. Accordingly, the container assets under finance leases and finance lease obligations amounted to RMB830,301,000 and RMB957,684,000 as at 1 January, 2007, respectively, was derecognised on 1 January, 2007 and a gain of RMB127,383,000 (Note 26) was recognised in the income statement for the year ended 31 December, 2007.

(c) As at 31 December, 2007, the net book value of container vessels, vessels under construction and containers of the Group pledged as securities for the long-term bank borrowings amounted to approximately RMB1,991,942,000 (2006: RMB7,009,915,000) (Note 19).

(d) As at 31 December, 2007, the net book value of the assets leased out under operating leases, where the Group is the lessor, comprised vessels under chartering arrangements amounted to RMB195,944,000 (2006: RMB180,946,000).

(e) In the year ended 31 December, 2007, the capitalised borrowing costs of the Group and the Company included in vessels under construction amounted to approximately RMB98,960,000 and RMB88,212,000 (2006: RMB123,751,000 and RMB70,063,000), respectively.

(f) As at 31 December, 2007, the accumulated impairment losses of the container vessels of the Group and the Company included under "accumulated depreciation and impairment losses" amounted to RMB59,279,000 (2006: RMB59,279,000).

(g) Depreciation expenses of RMB1,256,409,000 (2006: RMB1,163,981,000) has been charged to consolidated income statement within cost of services, and RMB21,373,000 (2006: RMB19,507,000) has been charged to consolidated income statement within selling, administrative and general expenses (Note 25).

Notes to the Consolidated Financial Statements

7 LAND USE RIGHTS

The Group and the Company's interests in land use rights represent prepaid operating lease payments and their net book value are analysed as follows:

	The Group and The Company RMB'000
Year ended 31 December, 2006	
Opening net book value	13,686
Amortisation charge for the year	(330)
Closing net book amount	13,356
At 31 December, 2006	
Cost	13,918
Accumulated amortisation	(562)
Net book amount	13,356
Year ended 31 December, 2007	
Opening net book value	**13,356**
Amortisation charge for the year	**(734)**
Closing net book amount	**12,622**
At 31 December, 2007	
Cost	**13,918**
Accumulated amortisation	**(1,296)**
Net book amount	**12,622**

All of the Group's land use rights are located in Shanghai, the PRC and are held on leases of 30 to 50 years from the dates of acquisition.

Notes to the Consolidated Financial Statements

8 GOODWILL

	The Group RMB'000
Year ended 31 December, 2006	
Opening net book amount	13,281
Addition from purchase of a subsidiary	33,146
Closing net book amount, at cost	46,427
Year ended 31 December, 2007	
Opening net book amount	**46,427**
Acquisition of minority interests of subsidiaries *(Note 35 (c))*	**10,529**
Closing net book amount, at cost	**56,956**

Goodwill impairment test

There is no impairment of goodwill of the Group. The Group tests annually whether goodwill has suffered any impairment in accordance with the accounting policy stated in Note 2.8. The carrying amounts of goodwill acquired through acquisition of equity interests of subsidiaries are solely allocated to these subsidiaries for impairment testing.

The recoverable amount of the subsidiary is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates which are consistent with the forecasts included in industry reports. The discount rates used are pre-tax and reflect specific risk relating to the subsidiary.

Based on the impairment tests of goodwill, in the opinion of the directors of the Company ("Directors"), no impairment provision is considered necessary for the balance of the Group's goodwill.

Notes to the Consolidated Financial Statements

9 INTERESTS IN SUBSIDIARIES

	The Company As at 31 December	
	2007	2006
	RMB'000	RMB'000
Investment in subsidiaries – unlisted shares, at cost	**480,848**	396,188
Loan to a subsidiary	**652,589**	932,289
	1,133,437	1,328,477

(a) During the year, the Company acquired the minority interests of eight subsidiaries from its ultimate holding company, China Shipping (Group) Company at cash consideration amounting to RMB40,955,000 (Note 35(c)), and recognised goodwill amounting to RMB10,529,000 (Note 8).

(b) During the year ended 31 December, 2007, the Company deconsolidated a subsidiary with investment cost of RMB2,400,000 when the Company ceased to control over the subsidiary which then became an associated company of the Group (Note 35 (d)).

(c) The loan to a subsidiary is unsecured, interest bearing at LIBOR plus 0.05% per annum, denominated in USD and repayable from the year ended 31 December, 2005 to 2009.

(d) A list of subsidiaries as at 31 December, 2007 is set out in Note 40 (a).

Notes to the Consolidated Financial Statements

10 INVESTMENTS IN ASSOCIATED COMPANIES

	The Group As at 31 December	
	2007	2006
	RMB'000	RMB'000
Beginning of the year	**48,758**	47,596
Deconsolidation of a subsidiary *(Note 35 (d))*	**7,205**	–
Share of results of associated companies		
– profit before income tax	**8,102**	8,944
– income tax expense	**(2,057)**	(2,415)
	6,045	6,529
Dividend received	**(7,076)**	(5,367)
End of the year	**54,932**	48,758

The Group's share of the results of its associated companies, all of which are unlisted, and their aggregated assets and liabilities, are as follows:

	As at 31 December	
	2007	2006
	RMB'000	RMB'000
Total assets	**63,132**	51,280
Total liabilities	**8,200**	2,522
Revenue	**44,670**	39,972
Net profit	**6,045**	6,529
Percentage of interest held	**40%**	40%

Details of the associated companies as at 31 December, 2007 are set out in Note 40 (b).

Notes to the Consolidated Financial Statements

10 INVESTMENTS IN ASSOCIATED COMPANIES *(continued)*

	The Company As at 31 December	
	2007	2006
	RMB'000	RMB'000
Unlisted investments, at cost	**31,614**	29,214

11 INVESTMENTS IN JOINTLY CONTROLLED ENTITIES

	The Group As at 31 December	
	2007	2006
	RMB'000	RMB'000
Beginning of the year	**32,000**	–
Investment in jointly controlled entities	**–**	32,000
Share of results of jointly controlled entities		
– profit before income tax	**1,080**	–
– income tax expense	**(121)**	–
	959	–
End of the year	**32,959**	32,000

Notes to the Consolidated Financial Statements

11 INVESTMENTS IN JOINTLY CONTROLLED ENTITIES *(continued)*

The group's share of the results of its jointly controlled entities, all of which are unlisted, and their aggregated assets and liabilities, are as follows:

	As at 31 December	
	2007	2006
	RMB'000	RMB'000
Total assets	**58,415**	32,000
Total liabilities	**25,456**	–
Revenue	**3,040**	–
Net profit	**959**	–
Percentage of interest held	**50%**	50%

Details of the jointly controlled entities as at 31 December, 2007 are set out in Note 40 (c).

	The Company	
	As at 31 December	
	2007	2006
	RMB'000	RMB'000
Unlisted investments, at cost	**32,000**	32,000

There are no contingent liabilities relating to the Group and the Company's investment in jointly controlled entities, and no contingent liabilities of the ventures itself.

Notes to the Consolidated Financial Statements

12. FINANCIAL INSTRUMENTS BY CATEGORY

The accounting policies for financial instruments have been applied to the line items below:

	The Group		The Company	
	As at 31 December		As at 31 December	
	2007	2006	**2007**	2006
	RMB'000	RMB'000	**RMB'000**	RMB'000
Assets per consolidated/company balance sheet				
Assets at fair value through the profit and loss				
– Derivative financial instruments *(Note 15)*	**21,694**	–	**21,694**	–
Loans and receivables				
– Trade and notes receivables *(Note 14)*	**4,054,201**	3,490,403	**2,423,482**	1,178,261
– Other receivables	**137,903**	97,984	**129,294**	104,411
– Cash and cash equivalents *(Note 16)*	**16,290,419**	2,915,542	**14,357,901**	925,058
	20,504,217	6,503,929	**16,932,371**	2,207,730
Liabilities per consolidated/company balance sheet				
Liabilities at fair value through the profit and loss				
– Derivative financial instruments *(Note 15)*	**6,858**	–	**–**	–
Other financial liabilities				
– Trade and notes payables *(Note 23)*	**3,208,043**	2,205,055	**6,928,389**	1,833,288
– Accrual and other payables	**667,226**	515,189	**358,451**	258,894
– Bank borrowings *(Note 19)*	**4,190,259**	6,245,760	**–**	4,283,940
– Domestic corporate bonds *(Note 20)*	**1,775,488**	–	**1,775,488**	–
– Finance lease obligations *(Note 21)*	**3,306,730**	3,894,973	**–**	–
	13,154,604	12,860,977	**9,062,328**	6,376,122

Notes to the Consolidated Financial Statements

13. CREDIT QUALITY OF FINANCIAL ASSETS

The credit quality of financial assets that are neither past due nor impaired can be assessed by types of the financial assets and by reference to historical information about counter party default rates.

(a) Trade receivables

As at 31 December, 2007, the Group's trade receivables of RMB3,329,846,000 (2006: RMB2,914,493,000) and the Company's trade receivables of RMB2,272,562,000 (2006: RMB1,170,648,000) were within three months. Trade receivables that were within three months mainly represent those due from customers with good credit history and low default rate. Trade receivables that were either past due or impaired were disclosed in Note 14.

None of the financial assets that are fully performing has been renegotiated in the year.

(b) Cash and cash equivalents

The Group categories its cash in banks into the following:

- Group 1 – Major international banks (Citibank and ABN AMRO Bank)
- Group 2 – Top 4 banks in the PRC (China Construction Bank, Bank of China, Agricultural Bank of China and Industrial and Commercial Bank of China)
- Group 3 – Other state-owned banks in the PRC

The management considered the credit risks in respect of cash and bank deposits with financial institutions are relatively minimum as each counter party either bears a high credit rating or is large state-owned bank. The management believes the state is able to support the large state-owned banks in the event of crisis.

	The Group		**The Company**	
	As at 31 December		**As at 31 December**	
	2007	2006	**2007**	2006
	RMB'000	RMB'000	**RMB'000**	RMB'000
Group 1	**1,328,926**	1,563,042	**64,518**	66,291
Group 2	**7,443,412**	605,937	**7,141,397**	381,999
Group 3	**7,518,081**	746,563	**7,151,986**	476,768
	16,290,419	2,915,542	**14,357,901**	925,058

Notes to the Consolidated Financial Statements

14 TRADE AND NOTES RECEIVABLES

	The Group		The Company	
	As at 31 December		As at 31 December	
	2007	2006	**2007**	2006
	RMB'000	RMB'000	**RMB'000**	RMB'000
Trade receivables				
– Subsidiaries	–	–	**1,464,004**	664,393
– Fellow subsidiaries *(Note 39 (c))*	**2,034,131**	1,932,592	**429,944**	292,996
– Third parties	**1,801,852**	1,431,516	**343,299**	108,779
	3,835,983	3,364,108	**2,237,247**	1,066,168
Notes receivables	**218,218**	126,295	**186,235**	112,093
	4,054,201	3,490,403	**2,423,482**	1,178,261

The ageing analysis of the trade and notes receivables is as follows:

	The Group		The Company	
	As at 31 December		As at 31 December	
	2007	2006	**2007**	2006
	RMB'000	RMB'000	**RMB'000**	RMB'000
1 to 3 months	**3,329,846**	2,914,493	**2,272,562**	1,170,648
4 to 6 months	**581,023**	561,926	**118,248**	12,240
7 to 9 months	**244,239**	114,784	**47,348**	4,554
10 to 12 months	**4,265**	–	**2,323**	–
Over 1 year	**8,810**	13,150	**7,454**	13,150
	4,168,183	3,604,353	**2,447,935**	1,200,592
Less: provision for impairment of receivables	**(113,982)**	(113,950)	**(24,453)**	(22,331)
	4,054,201	3,490,403	**2,423,482**	1,178,261

The carrying amounts of the trade and notes receivables approximate their fair value.

Notes to the Consolidated Financial Statements

14 TRADE AND NOTES RECEIVABLES *(continued)*

As at 31 December, 2007, trade receivables of the Group and the Company of RMB838,337,000 and RMB175,373,000 respectively (2006: RMB689,860,000 and RMB29,944,000 respectively) were over-due and impaired. The amount of the provision was RMB113,982,000 and RMB24,453,000 respectively as of 31 December, 2007 (2006: RMB113,950,000 and RMB22,331,000 respectively). The ageing of these receivables is as follows:

	The Group		The Company	
	As at 31 December		As at 31 December	
	2007	2006	**2007**	2006
	RMB'000	RMB'000	**RMB'000**	RMB'000
4 to 6 months	**581,023**	561,926	**118,248**	12,240
7 to 9 months	**244,239**	114,784	**47,348**	4,554
10 to 12 months	**4,265**	–	**2,323**	–
Over 1 year	**8,810**	13,150	**7,454**	13,150
	838,337	689,860	**175,373**	29,944

The carrying amounts of the trade and notes receivables are denominated in the following currencies:

	The Group		The Company	
	As at 31 December		As at 31 December	
	2007	2006	**2007**	2006
	RMB'000	RMB'000	**RMB'000**	RMB'000
RMB	**1,231,231**	1,176,638	**335,686**	412,932
HKD	**204,761**	7,717	–	–
USD	**2,347,947**	1,966,129	**1,905,018**	754,182
Other currencies	**270,262**	339,919	**182,778**	11,147
	4,054,201	3,490,403	**2,423,482**	1,178,261

Notes to the Consolidated Financial Statements

14 TRADE AND NOTES RECEIVABLES *(continued)*

Movements in the provision for impairment of trade receivables are as follows:

	The Group		The Company	
	As at 31 December		As at 31 December	
	2007	2006	**2007**	2006
	RMB'000	RMB'000	**RMB'000**	RMB'000
At 1 January	**113,950**	130,059	**22,331**	37,828
Provision for receivable impairment *(Note 25)*	**32**	–	**2,122**	–
Reversal of provision for impairment of receivables *(Note 25)*	–	(16,109)	–	(15,497)
At 31 December	**113,982**	113,950	**24,453**	22,331

The creation and release of provision for impaired receivables have been included in 'selling, administrative and general expenses' in the income statement (Note 25).

Credit policy

Credit terms in the range within 3 months are granted to those customers with good payment history.

There is no concentration of credit risk with respect to trade receivables, as the Group and the Company have a large number of customers, internationally dispersed.

Notes to the Consolidated Financial Statements

15 DERIVATIVE FINANCIAL INSTRUMENTS

	The Group		The Company	
	As at 31 December		As at 31 December	
	2007	2006	**2007**	2006
	RMB'000	RMB'000	**RMB'000**	RMB'000
Forward foreign exchange contracts				
Assets	**21,694**	–	**21,694**	–
Liabilities	**6,858**	–	–	–

The fair value of forward foreign exchange contracts is determined using forward foreign exchange rates at the balance sheet date. The notional principal amounts of the outstanding forward foreign exchange contracts assets and liabilities at 31 December, 2007 are USD50,000,000 and USD50,000,000 respectively (2006: Nil).

16 CASH AND CASH EQUIVALENTS

	The Group		The Company	
	As at 31 December		As at 31 December	
	2007	2006	**2007**	2006
	RMB'000	RMB'000	**RMB'000**	RMB'000
Cash at bank and in hand	**1,164,652**	2,065,367	**474,945**	881,695
Short-term bank deposits	**15,125,767**	850,175	**13,882,956**	43,363
	16,290,419	2,915,542	**14,357,901**	925,058

The effective interest rate on short-term bank deposits was 2.53% per annum (2006: 4.6%); the deposits have an average maturity of 42 days (2006: 5 days).

Cash and cash equivalents are denominated in the following currencies:

	The Group		The Company	
	As at 31 December		As at 31 December	
	2007	2006	**2007**	2006
	RMB'000	RMB'000	**RMB'000**	RMB'000
RMB	**14,143,659**	889,378	**13,874,616**	602,632
HKD	**143,368**	120,764	**41,345**	41,716
USD	**1,672,352**	1,742,818	**437,338**	278,872
Other currencies	**331,040**	162,582	**4,602**	1,838
	16,290,419	2,915,542	**14,357,901**	925,058

Notes to the Consolidated Financial Statements

17 SHARE CAPITAL

	The Company			
	Number of shares (thousand)	A Share of RMB1 each RMB'000	H Share of RMB1 each RMB'000	Total RMB'000
At 31 December, 2006	6,030,000	3,610,000	2,420,000	6,030,000
Issuance of bonus shares	3,316,500	1,985,500	1,331,000	3,316,500
Issuance of A Share	2,336,625	2,336,625	–	2,336,625
At 31 December, 2007	**11,683,125**	**7,932,125**	**3,751,000**	**11,683,125**

Note:

(i) As at 31 December, 2007 and 2006, all issued shares are registered, fully paid and divided into 11,683,125,000 shares (2006: 6,030,000,000 shares) of RMB1.00 each, comprised 7,932,125,000 A Share and 3,751,000,000 H Share (2006: 3,610,000,000 domestic shares and 2,420,000,000 H Share). The A Share (and domestic share) and H Share rank pari passu in all material aspects except that the dividends to holders of H Share are declared in RMB but paid in HKD.

(ii) At a board meeting of the Company held on 8 August, 2007, the Directors proposed that part of the Group's distributable profits as at 30 June, 2007, amounting to RMB3,316,500,000, be distributed as bonus shares at par value RMB1.00 to the existing shareholders on the basis of 5.5 bonus shares for every 10 existing shares owned by such shareholders (Note 34(i)). This bonus issue has been approved by an extraordinary general meeting of the Company ("EGM") held on 29 September, 2007

(iii) Pursuant to the resolution of the board meeting of the Company held on 8 August, 2007 and EGM held on 29 September, 2007, the Company issued 2,336,625,000 A Share, and these A Share commenced trading on the Shanghai Stock Exchange on 12 December, 2007. The gross proceeds from the issue of A Share amounted to RMB15,468,458,000 and, after deducting related expenses of approximately RMB246,594,000, the net proceeds from the A Share issue are approximately RMB15,221,864,000. The share premium amounting to approximately RMB12,885,239,000 was recorded as capital surplus (Note 18). The net proceeds from the issue of A Share will be used to (i) construct container vessels; (ii) purchase assets related to container transportation business; (iii) strengthen the Group's working capital; and repay bank loans.

Notes to the Consolidated Financial Statements

18 OTHER RESERVES AND RETAINED EARNINGS

(a) Other reserves

	The Group					
	Capital surplus RMB'000	Statutory surplus reserve *(note (i))* RMB'000	Statutory public welfare fund *(note (iii))* RMB'000	Discretionary common reserve RMB'000	Translation RMB'000	Total RMB'000
As at 1 January, 2006	4,851,488	787,735	586,632	740	(97,757)	6,128,838
Currency translation difference	-	-	-	-	(194,233)	(194,233)
Transfer	-	586,632	(586,632)	-	-	-
Profit appropriation to statutory reserves *(Note (i))*	-	63,910	-	-	-	63,910
As at 31 December, 2006 and 1 January, 2007	**4,851,488**	**1,438,277**	**-**	**740**	**(291,990)**	**5,998,515**
Currency translation difference	**-**	**-**	**-**	**-**	**(238,356)**	**(238,356)**
Issuance of A Share *(Note 17(iii))*	**12,885,239**	**-**	**-**	**-**	**-**	**12,885,239**
Transfer of reserves to retained earnings *(Note (ii))*	**-**	**(794,953)**	**-**	**-**	**-**	**(794,953)**
Profit appropriation to statutory reserves *(Note (i))*	**-**	**560,864**	**-**	**-**	**-**	**560,864**
As at 31 December, 2007	**17,736,727**	**1,204,188**	**-**	**740**	**(530,346)**	**18,411,309**

Notes to the Consolidated Financial Statements

18 OTHER RESERVES AND RETAINED EARNINGS *(continued)*

(a) Other reserves *(continued)*

	The Company			
	Capital surplus	**Statutory surplus reserve** *(note (i))*	**Statutory public welfare fund** *(note (iii))*	**Total**
	RMB'000	RMB'000	RMB'000	RMB'000
As at 1 January, 2006	4,771,887	769,757	568,654	6,110,298
Transfer	–	568,654	(568,654)	–
Profit appropriation to statutory reserves *(Note (i))*	–	59,977	–	59,977
As at 31 December, 2006 and 1 January, 2007	4,771,887	1,398,388	–	6,170,275
Issuance of A Share *(Note 17(iii))*	12,885,239	–	–	12,885,239
Transfer of reserves to retained earnings *(Note (ii))*	–	(754,324)	–	(754,324)
Profit appropriation to statutory reserves *(Note (i))*	–	560,864	–	560,864
As at 31 December, 2007	**17,657,126**	**1,204,928**	**–**	**18,862,054**

(b) Retained earnings

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	RMB'000	**RMB'000**	RMB'000
At 1 January	**4,504,726**	4,433,026	**266,006**	739,867
Profit for the year	**3,215,417**	859,210	**5,754,079**	309,716
Dividends relating to 2006 (2005)	**(241,200)**	(723,600)	**(241,200)**	(723,600)
Special dividend *(Note 34)*	**(4,866,150)**	–	**(4,866,150)**	–
Transfer of reserves to retained earnings *(Note (ii))*	**794,953**	–	**754,324**	–
Profit appropriation to statutory reserves *(Note (i))*	**(560,864)**	(63,910)	**(560,864)**	(59,977)
	2,846,882	4,504,726	**1,106,195**	266,006

Notes to the Consolidated Financial Statements

18 OTHER RESERVES AND RETAINED EARNINGS *(continued)*

Note:

(i) In accordance with the PRC regulations and the Articles of Association of the companies within the Group, before distributing the net profit of each year, each of the companies registered in the PRC is required to set aside 10% of its statutory net profit for the year after offsetting any prior year's losses as determined under relevant PRC accounting standards to the statutory surplus reserve fund. When the balance of such reserve reaches 50% of each company's share capital, any further appropriation is optional. The statutory surplus reserve fund can be utilised to offset prior years' losses or to issue bonus shares. However, such statutory surplus reserve fund must be maintained at a minimum of 25% of the entity's share capital after such issuance.

(ii) In the year ended 31 December, 2007, the Group adopted new China Accounting Standards issued by the Ministry of Finance of PRC ("New CAS") for its PRC statutory financial statements. Pursuant to the New CAS and its interpretations, the Group transferred certain statutory surplus reserve to retained earnings.

(iii) Prior to 1 January, 2006, companies registered in the PRC within the Group are required to set aside 5% to 10% of their statutory net profit for the year as determined under relevant PRC accounting standards to the statutory public welfare fund. The statutory public welfare fund is to be utilised to build or acquire capital items, for the entity's employees and cannot be used to pay off staff welfare expenses. Titles to these capital items remain with the entity.

According to the Company Law of the PRC which was revised on 27 October, 2005, the Company is no longer required to make profit appropriation to the statutory public welfare fund commencing from 1 January, 2006. Pursuant to a related notice issued by the Ministry of Finance of the PRC, the balance of this fund as at 1 January, 2006 was transferred to the statutory surplus reserve.

Notes to the Consolidated Financial Statements

19 BANK BORROWINGS

	The Group As at 31 December		The Company As at 31 December	
	2007	2006	**2007**	2006
	RMB'000	RMB'000	**RMB'000**	RMB'000
Non-Current				
Long-term bank borrowings	**3,231,993**	5,538,152	–	3,408,940
Current				
Short-term bank borrowings	–	400,000	–	400,000
Long-term bank borrowings				
– current portion	**958,266**	707,608	–	475,000
	958,266	1,107,608	–	875,000
	4,190,259	6,645,760	–	4,283,940
Representing:				
– unsecured	**2,775,748**	1,642,870	–	862,000
– secured	**1,414,511**	5,002,890	–	3,421,940
	4,190,259	6,645,760	–	4,283,940

The maturity periods of the bank borrowings are as follows:

	The Group As at 31 December		The Company As at 31 December	
	2007	2006	**2007**	2006
	RMB'000	RMB'000	**RMB'000**	RMB'000
Within one year	**958,266**	1,107,608	–	875,000
In the second year	**2,273,095**	707,608	–	475,000
In the third to fifth year	**427,757**	4,079,808	–	2,622,700
After fifth year	**531,141**	750,736	–	311,240
	4,190,259	6,645,760	–	4,283,940

Notes to the Consolidated Financial Statements

19 BANK BORROWINGS *(continued)*

The exposure of the Group and Company's borrowings to interest-rate changes and the contractual repricing dates is as follows:

	The Group As at 31 December		The Company As at 31 December	
	2007	2006	**2007**	2006
	RMB'000	RMB'000	**RMB'000**	RMB'000
Within 6 months	**3,250,551**	2,361,820	–	–
6-12 months	**–**	4,283,940	–	4,283,940
After fifth year	**939,708**	–	–	–
	4,190,259	6,645,760	–	4,283,940

As at 31 December, 2007, the long-term bank borrowings of the Group were secured by the following:

(i) Legal mortgage over certain container vessels, vessels under construction and containers of the Group with net book value of approximately RMB1,991,942,000 (2006: RMB7,009,915,000) (Note 6(c)).

(ii) Charges over shares of certain vessels owning subsidiaries (Note 40(a)(i)).

An analysis of the carrying amounts of the Group and the Company's bank borrowings by type and currency is as follows:

	The Group As at 31 December		The Company As at 31 December	
	2007	2006	**2007**	2006
	RMB'000	RMB'000	**RMB'000**	RMB'000
RMB				
– at fixed rates	**–**	4,283,940	–	4,283,940
USD				
– at fixed rates	**939,712**	–	–	–
– at floating rates	**3,250,547**	2,361,820	–	–
	4,190,259	6,645,760	–	4,283,940

Notes to the Consolidated Financial Statements

19 BANK BORROWINGS *(continued)*

The weighted average effective interest rates at the respective balance sheet dates are set out as follows:

	The Group As at 31 December		The Company As at 31 December	
	2007	2006	**2007**	2006
Bank borrowing				
– RMB	–	5.18%	–	5.18%
– USD	**5.41%**	5.96%	–	–

The carrying amounts of current borrowings approximated their fair value.

The carrying amounts and the fair values of long-term bank borrowings are as follows:

	The Group As at 31 December		The Company As at 31 December	
	2007	2006	**2007**	2006
	RMB'000	RMB'000	**RMB'000**	RMB'000
Carrying amounts	**4,190,259**	6,245,760	–	3,883,940
Fair values	**4,135,360**	6,150,725	–	3,788,905

The Group and the Company have the following undrawn borrowing facilities.

	The Group As at 31 December		The Company As at 31 December	
	2007	2006	**2007**	2006
	RMB'000	RMB'000	**RMB'000**	RMB'000
Floating rates	**119,795**	1,210,348	–	–
Fixed rates	–	4,760,360	–	4,760,360
	119,795	5,970,708	–	4,760,360

Notes to the Consolidated Financial Statements

20 DOMESTIC CORPORATE BONDS

	The Group and The Company	
	As at 31 December	
	2007	2006
	RMB'000	RMB'000
Non-current domestic corporate bonds	**1,775,488**	–

On 12 June, 2007, the Company issued domestic corporate bonds in the PRC with face value of RMB1,800,000,000, pursuant to the approval obtained from the National Development and Reform Commission of the PRC. The bonds are for a ten-year period fully repayable by 12 June 2017, and bear interest at a fixed rate of 4.51% per annum. The bonds are guaranteed by the Bank of China, Shanghai branch, and have been listed on the interbank bond market in the PRC.

The bonds were initially recognised at the its fair value of RMB1,800,000,000, after deducting the transaction cost that are directly attributable to the bonds amounting to approximately RMB24,512,000.

As at 31 December, 2007, the estimated fair value of the bonds is approximately RMB1,627,206,000. The fair value is calculated based on discounted cash flows using applicable discount rates from the prevailing market interest rates offered to the Group for debts with substantially the same characteristics and maturity dates. The discount rate used was approximately 5.5% per annum.

Notes to the Consolidated Financial Statements

21 FINANCE LEASE OBLIGATIONS

	The Group					
	As at 31 December, 2007			As at 31 December, 2006		
	Minimum lease payment RMB'000	Finance charges RMB'000	Net present value of minimum lease payment RMB'000	Minimum lease payment RMB'000	Finance charges RMB'000	Net present value of minimum lease payment RMB'000
Finance lease obligations						
Within one year	**731,594**	**188,333**	**543,261**	995,756	300,032	695,724
In the second year	**720,180**	**156,222**	**563,958**	889,384	224,690	664,694
In the third to fifth year	**1,840,463**	**267,334**	**1,573,129**	2,106,029	374,336	1,731,693
After fifth year	**665,976**	**39,594**	**626,382**	865,105	62,243	802,862
	3,958,213	**651,483**	**3,306,730**	4,856,274	961,301	3,894,973
Less: within one year (current portion)	**(731,594)**	**(188,333)**	**(543,261)**	(995,756)	(300,032)	(695,724)
	3,226,619	**463,150**	**2,763,469**	3,860,518	661,269	3,199,249

The average effective interest rate of finance lease obligations of the Group is 6.17% per annum (2006:10.3%).

The carrying amounts of finance lease obligations approximated their fair values. The fair values are based on discounted cashflow using average borrowing rates.

All finance lease obligations are dominated in USD.

Notes to the Consolidated Financial Statements

22 DEFERRED INCOME TAX

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The offset amounts are as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	RMB'000	**RMB'000**	RMB'000
– Deferred tax assets to be recovered within 12 months	**(8,552)**	(15,887)	**(8,552)**	(10,942)
– Deferred tax liabilities to be settled after more than 12 months	**180,578**	853,136	**61,030**	59,439
	172,026	837,249	**52,478**	48,497

The movements in the deferred tax liabilities/(assets) are as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	RMB'000	**RMB'000**	RMB'000
Beginning of the year	**837,249**	637,120	**48,497**	(40,836)
Deferred taxation charged/(credit) to income statement *(Note 31)*	**(665,223)**	200,129	**3,981**	89,333
End of the year	**172,026**	837,249	**52,478**	48,497

Notes to the Consolidated Financial Statements

22 DEFERRED INCOME TAX *(continued)*

The movement in deferred tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred tax liabilities:

	The Group				The Company		
	Profits of subsidiaries	Residual value difference	Other	Total	Residual value difference	Other	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
At 1 January, 2006	682,901	36,769	-	719,670	36,769	-	36,769
Charged to income statement	110,796	42,627	-	153,423	42,627	-	42,627
At 31 December, 2006	793,697	79,396	-	873,093	79,396	-	79,396
Charged/(credit) to income statement	(669,204)	8,104	5,423	(655,677)	8,104	5,423	13,527
At 31 December, 2007	**124,493**	**87,500**	**5,423**	**217,416**	**87,500**	**5,423**	**92,923**

Deferred tax liabilities of the Group mainly relates to deferred tax liabilities provided at a fixed rate of 16.5% on the profit of overseas subsidiaries which are subject to PRC EIT and payable upon profit remittance to the Company.

Notes to the Consolidated Financial Statements

22 DEFERRED INCOME TAX *(continued)*

Deferred tax assets:

	The Group					
	Interest element of finance lease obligations RMB'000	Capitalised dry docking expense RMB'000	Tax losses RMB'000	Share base payment RMB'000	Provision RMB'000	Total RMB'000
At 1 January, 2006	(69,148)	(8,457)	(4,945)	–	–	(82,550)
Charged/(credited) to consolidated income statement	69,148	(2,485)	(19,957)	–	–	46,706
At 31 December, 2006	–	(10,942)	(24,902)	–	–	(35,844)
Charged/(credited) to consolidated income statement	–	1,864	19,957	(25,117)	(6,250)	(9,546)
At 31 December, 2007	**–**	**(9,078)**	**(4,945)**	**(25,117)**	**(6,250)**	**(45,390)**

	The Company					
	Interest element of finance lease obligations RMB'000	Capitalised dry docking expense RMB'000	Tax losses RMB'000	Share base payment RMB'000	Provision RMB'000	Total RMB'000
At 1 January, 2006	(69,148)	(8,457)	–	–	–	(77,605)
Charged/(credited) to income statement	69,148	(2,485)	(19,957)	–	–	46,706
At 31 December, 2006	–	(10,942)	(19,957)	–	–	(30,899)
Charged/(credited) to income statement	–	1,864	19,957	(25,117)	(6,250)	(9,546)
At 31 December, 2007	**–**	**(9,078)**	**–**	**(25,117)**	**(6,250)**	**(40,445)**

Deferred tax assets are recognised for tax losses carry forward to the extent that the realisation of the related tax benefit through the future taxable profit is probable. As at 31 December, 2007, the Group did not recognise deferred tax assets of approximately RMB59,773,000 (2006: RMB14,229,000) in respect of losses amounting to approximately RMB239,091,000 (2006: RMB94,862,000). Most of the tax losses will expire within five years.

Notes to the Consolidated Financial Statements

23 TRADE AND NOTES PAYABLES

	The Group As at 31 December		The Company As at 31 December	
	2007	2006	**2007**	2006
	RMB'000	RMB'000	**RMB'000**	RMB'000
Trade payables				
– Subsidiaries	**–**	–	**5,855,844**	1,102,064
– Fellow subsidiaries *(Note 39 (c))*	**458,349**	259,834	**334,083**	362,793
– Third parties	**2,749,694**	1,945,221	**678,462**	288,431
	3,208,043	2,205,055	**6,868,389**	1,753,288
Notes payables				
– Subsidiaries	**–**	–	**60,000**	80,000
	3,208,043	2,205,055	**6,928,389**	1,833,288

The ageing analysis of the trade and notes payables is as follows:

	The Group As at 31 December		The Company As at 31 December	
	2007	2006	**2007**	2006
	RMB'000	RMB'000	**RMB'000**	RMB'000
1 to 3 months	**3,130,218**	2,132,189	**6,831,613**	1,674,144
4 to 6 months	**77,825**	45,774	**24,000**	106,545
7 to 9 months	**–**	27,092	**72,776**	52,599
	3,208,043	2,205,055	**6,928,389**	1,833,288

Notes to the Consolidated Financial Statements

23 TRADE AND NOTES PAYABLES *(continued)*

The carrying amounts of the trade and notes payables are denominated in the following currencies:

	The Group As at 31 December		The Company As at 31 December	
	2007	2006	**2007**	2006
	RMB'000	RMB'000	**RMB'000**	RMB'000
RMB	**594,105**	841,803	**498,050**	297,226
HKD	**–**	56,075	**–**	–
USD	**2,607,392**	1,150,148	**6,397,324**	1,520,653
Other currencies	**6,546**	157,029	**33,015**	15,409
	3,208,043	2,205,055	**6,928,389**	1,833,288

The carrying amounts of the trade and notes payables approximate their fair value.

24 PROVISIONS

The amounts of RMB25,000,000 represent a provision for a legal claim brought against the Company by the customers. The provision charge is recognised in income statement within selling, administrative and general expenses. The balance at 31 December, 2007 is expected to be utilised in year 2008. In the directors' opinion, after taking into account of the legal advice, the outcome of this legal claim will not give rise to any significant loss beyond the amounts provided at 31 December, 2007.

Notes to the Consolidated Financial Statements

25 COST AND EXPENSE BY NATURE

Cost of services, selling, administrative and general expenses are analysed as follows:

	2007 RMB'000	2006 RMB'000
Cost of services		
Container repositioning and management	**10,851,187**	9,945,061
Cost of bunkers consumed	**7,559,827**	6,133,914
Operating lease rentals	**3,736,582**	2,985,971
Port charges	**2,761,217**	2,256,494
Depreciation	**1,256,409**	1,163,981
Employee benefit expenses	**621,999**	426,859
Sub-route and others	**7,282,082**	5,479,326
	34,069,303	28,391,606
Selling, administrative and general expenses		
Employee benefit expenses	**388,177**	312,639
Rental expenses	**45,509**	44,059
Telecommunication and utilities expenses	**27,770**	15,054
Depreciation	**21,373**	19,507
Repair and maintenance expenses	**8,922**	7,847
Auditor's remuneration	**8,250**	6,480
Amortisation	**734**	330
Provision/(reversal of provision) for impairment of receivables	**32**	(16,109)
Office expenses and others	**211,586**	160,607
	712,353	550,414
	34,781,656	28,942,020

Notes to the Consolidated Financial Statements

26 OTHER GAINS/(LOSSES), NET

	2007 RMB'000	2006 RMB'000
Gains on de-recognition of container assets under finance leases and finance lease liabilities *(Note 6(b),35(a))*	**127,383**	–
Gains on the forward foreign exchange contracts, net *(Note 35(a))*	**21,024**	–
(Losses)/gains on disposal of property, plant and equipment *(Note 35(a))*	**(5,255)**	11,645
Net foreign exchange losses	**(57,738)**	(19,034)
	85,414	(7,389)

27 OTHER INCOME

	2007 RMB'000	2006 RMB'000
Interest income	**114,577**	74,849
Information technology services fees	**52,061**	42,213
	166,638	117,062

28 EMPLOYEE BENEFIT EXPENSE

An analysis of staff costs, including directors' and supervisors' emoluments, is set out below:

	2007 RMB'000	2006 RMB'000
Staff salaries and hiring of crews	**711,083**	562,486
Social welfare benefits	**108,612**	124,727
Pension cost	**90,012**	50,853
Share based compensation granted to directors and employees *(note (i))*	**100,469**	1,432
	1,010,176	739,498

Notes to the Consolidated Financial Statements

28 EMPLOYEE BENEFIT EXPENSE *(continued)*

Note:

(i) H Share Appreciation Rights Scheme

In accordance with the "Resolution Regarding Adoption and Approval of the H Share Share Appreciation Rights Scheme and Implementation Methods" passed at the Company's second Special General Meeting in year 2005 held on 12 October, 2005, the Company implemented a H Share share appreciation rights scheme as appropriate incentive policy to its directors and employees. Under this scheme, the H Share share appreciation rights (the "Rights") are granted in units with each unit representing one H Share. No shares will be issued under the share appreciation rights scheme. Upon exercise of the Rights, the grantee will receive a cash payment in RMB, subject to any applicable withholding tax, translated from the Hong Kong dollars ("HKD") amount equal to the number of units of Rights exercised multiplied by the appreciation, if any, in the market price of the Company's H Share above the exercise price of the Rights, based on the applicable exchange rate between RMB and HKD at the date of the exercise.

The stipulated lock-up period for exercising the Rights is two years after the date of grant. Not more than 30%, 60% and 100% of the Rights can be exercised during the third year, fourth year and fifth year, respectively. The Rights can be exercised before the expiration of the term of the scheme (10 years). The Rights which have not been exercised after the expiration of the term of the scheme shall lapse.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2007		2006	
	Average exercise price in HK dollar per share	**Unit of Rights (thousands)**	Average exercise price in HK dollar per share	Unit of Rights (thousands)
At 1 January	**3.41**	**30,150**	3.41	30,150
Granted	**4.86**	**45,273**	–	–
Adjusted *(note (a))*	**(1.53)**	**35,726**	–	–
At 31 December	**2.79**	**111,149**	3.41	30,150

Notes to the Consolidated Financial Statements

28 EMPLOYEE BENEFIT EXPENSE *(continued)*

Note:

(a) In August 2007, the Company issued bonus share to the then existing shareholders on the basis of 5.5 bonus shares for every 10 existing shares owned by such shareholders (Note 34). The Rights were adjusted accordingly.

During the year ended 31 December, 2007, no Rights granted was exercised or expired (2006: nil). As at 31 December, 2007, the expiry dates of the outstanding Rights were between 4 and 7 year.

The fair value of the Rights are estimated on each balance sheet date by using Binomial option valuation models based on expected volatility from 45% to 50%, exercise price shown above, an expected dividend yield of 2% and risk-free interest rates from 3.03% to 3.28%. The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices of the Company and other comparable companies.

In the year ended 31 December, 2007, the Group recognised share compensation cost of approximately RMB100.47 million (2006: RMB1.43 million). As at 31 December, 2007, the liability related to the Rights was approximately RMB103.33 million (2006: RMB2.86 million). As at 31 December, 2007, the unrecognised compensation cost of outstanding Rights was approximately RMB158.33 million which was expected to be recognised within the next 4 years.

Notes to the Consolidated Financial Statements

29 EMOLUMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

(a) Directors' and supervisors' emoluments

The remuneration of every Director and Supervisor for the year ended 31 December, 2007 is set out below:

Name of Director and Supervisor	Fees	Salary	Pension and other social welfare	Fair value of the Rights *(Note 28)*	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
2007					
Director					
Mr. Li Shaode	–	–	–	3,754	3,754
Mr. Zhang Guofa	–	–	–	1,964	1,964
Mr. Huang Xiaowen	–	742	156	3,455	4,353
Mr. Zhao Hongzhou	–	593	140	2,794	3,527
Mr. Ma Zehua	–	–	–	847	847
Mr. Zhang Jianhua	–	–	–	1,215	1,215
Mr. Wang Daxiong	–	–	–	1,215	1,215
Mr. Xu Hui	–	–	–	913	913
Mr. Yao Zuozhi	–	–	–	656	656
Mr. Hu Hanxiang	100	–	–	–	100
Mr. Wang Zongxi	100	–	–	–	100
Mr. Shen Kangchen	50	–	–	–	50
Mr. Jim Poon	150	–	–	–	150
Mr. Shen Zhongying	25	–	–	–	25
Supervisor					
Mr. Chen Decheng	–	–	–	648	648
Mr. Tu Shiming	–	–	–	305	305
Mr. Hua Min	100	–	–	–	100
Ms. Pan Yingli	100	–	–	–	100
Mr. Wang Xiuping	–	427	110	1,474	2,011
Mr. Yao Guojian	–	593	140	2,649	3,382
	625	2,355	546	21,889	25,415

Notes to the Consolidated Financial Statements

29 EMOLUMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT *(continued)*

(a) Directors' and supervisors' emoluments *(continued)*

The remuneration of every Director and Supervisor for the year ended 31 December, 2006 is set out below:

Name of Director and Supervisor	Fees RMB'000	Salary RMB'000	Pension and other social welfare RMB'000	Fair value of the Rights *(Note 28)* RMB'000	Total RMB'000
2006					
Director					
Mr. Li Shaode	–	–	–	54	54
Mr. Jia Hongxiang	–	146	166	7	319
Mr. Huang Xiaowen	–	144	157	47	348
Mr. Zhao Hongzhou	–	115	139	39	293
Mr. Hu Hanxiang	88	–	–	–	88
Mr. Gu Nianzu	88	–	–	–	88
Mr. Wang Zongxi	88	–	–	–	88
Mr. Lam Siu Wai	275	–	–	–	275
Mr. Zhang Guofa	–	–	–	24	24
Mr. Zhang Jianhua	–	–	–	16	16
Mr. Wang Daxiong	–	–	–	16	16
Mr. Xu Hui	–	–	–	11	11
Mr. Yao Zuozhi	–	–	–	5	5
Supervisor					
Mr. Huang Xinming	–	144	166	39	349
Mr. Hua Min	88	–	–	–	88
Ms. Pan Yingli	88	–	–	–	88
Mr. Chen Decheng	–	–	–	6	6
Mr. Tu Shiming	–	–	–	3	3
Mr. Wang Xiuping	–	358	93	–	451
	715	907	721	267	2,610

No directors or supervisors of the Company waived any emoluments during the year (2006: Nil). No discretionary bonus was paid to any of the directors or supervisors of the Company during the year (2006: Nil).

All the directors and supervisors of the Company received emoluments from the Company or its subsidiaries during the year ended 31 December, 2007 and 2006.

Notes to the Consolidated Financial Statements

29 EMOLUMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT *(continued)*

(b) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include three directors (2006: Nil) and one supervisor (2006: Nil). The emoluments payable to the remaining one (2006: five) individuals during the year are as follows:

	2007	2006
	RMB'000	RMB'000
Basic salaries and allowances	**741**	2,129
Pension and others welfare	**167**	475
Fair value of the Rights *(Note 28 (i))*	**2,794**	–
	3,702	2,604

The emoluments of the above one (2006: five) individuals fell within the following bands:

	2007	2006
Nil to HKD1,000,000 (equivalent to approximately RMB1,000,000)	**–**	5
HKD3,500,000 (equivalent to approximately RMB3,500,000) to HKD4,000,000 (equivalent to approximately RMB4,000,000)	**1**	–
	1	5

(c) During the year, no emoluments were paid by the Group to any of the directors, supervisors or the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office (2006: nil).

Notes to the Consolidated Financial Statements

30 FINANCE COSTS

	2007 RMB'000	2006 RMB'000
Interest expenses:		
– bank loans	**391,689**	362,627
– finance lease obligations	**204,190**	295,123
Total interest expenses	**595,879**	657,750
Less: amount capitalised in vessels under construction	**(98,960)**	(123,751)
	496,919	533,999

The capitalisation rate applied to funds borrowed generally and utilised for the vessels under construction is 5.32% (2006: 5.43%) per annum for the year ended 31 December, 2007.

31 INCOME TAX EXPENSE

	2007 RMB'000	2006 RMB'000
Current income tax		
– Hong Kong profits tax *(note (i))*	**16,399**	1,214
– PRC enterprise income tax *(note (ii))*	**1,239,276**	76,504
Deferred taxation *(Note 22)*	**(665,223)**	200,129
	590,452	277,847

Note:

(i) Hong Kong profits tax

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profits for year ended 31 December, 2007.

Notes to the Consolidated Financial Statements

31 INCOME TAX EXPENSE *(continued)*

Note: (continued)

(ii) PRC enterprise income tax ("EIT")

The Company is a joint stock limited company under the Company Law of the PRC and is registered in the Pudong New District, Shanghai. The EIT rate applicable to the Company is 15%.

The Company's subsidiaries incorporated in the PRC are subject to EIT at a rate ranging from 15% to 33% for the year ended 31 December, 2007 (2006: 15%-33%).

Pursuant to relevant EIT regulations, the profits derived by the Company's overseas subsidiaries are subject to EIT. The Company has obtained approval from the tax bureau to adopt a fixed rate of 16.5% on the profits of the overseas subsidiaries for EIT purposes.

Effective from 1 January, 2008, the companies of the Group incorporated in the PRC shall determine and pay the EIT in accordance with the Corporate Income Tax Law of the People's Republic of China (the "new EIT Law") as approved by the National People's Congress on 16 March, 2007 and the Detailed Implementations Regulations of the Corporate Income Tax Law (the "DIR") as approved by the State Council on 6 December, 2007. In accordance with the new EIT Law and DIR, the EIT rate applicable to companies of the Group incorporated in the PRC will be reduced to 25% for those with original applicable EIT rates higher than 25%, or gradually increased to 25% in a 5-year period from 2008 to 2012 for those with original applicable EIT rates lower than 25%, where appropriate.

(iii) The taxation on the Group's profit before income tax differs from the theoretical amount that would arise using the taxation rate of the home country of the Company as follows:

	2007 **RMB'000**	2006 RMB'000
Profit before income tax	**3,806,101**	1,142,561
Less: Share of profit of associated companies	**(6,045)**	(6,529)
Share of profit of jointly controlled entities	**(959)**	–
	3,799,097	1,136,032
Tax calculated at a taxation rate of 15% (2006:15%)	**(569,865)**	(170,405)
Write off of deferred tax assets on finance lease *(Note 22)*	**–**	(69,148)
Effect of different tax rate or tax base of subsidiaries	**(20,587)**	(38,294)
	(590,452)	(277,847)

Notes to the Consolidated Financial Statements

32 PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

The profit attributable to equity holders of the Company is dealt with in the financial statements of the Company to the extent of RMB5,754,079,000 (2006: RMB309,716,000).

33 EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year. The ordinary shares issued as bonus share (Note 34) are included in the calculation of weighted average number of share from 1 January, 2006. The earnings per share for the year ended 31 December, 2006 has been adjusted retrospectively.

	2007 **RMB'000**	2006 RMB'000
Profit attributable to equity holders of the Company	**3,215,417**	859,210
Weighted average number of ordinary shares in issue (thousands)	**9,461,731**	9,346,500
Basic earnings per share (RMB per share)	**RMB0.34**	RMB0.09

Diluted earnings per share is same as the basic earnings per share, as the Company does not have any potential dilutive ordinary shares in the year ended 31 December, 2007 (2006:Nil).

34 DIVIDENDS

	2007 **RMB'000**	2006 RMB'000
Special dividend, paid *(note (i))*	**4,866,150**	–
Final dividend, proposed *(note (ii))*	**467,325**	241,200
	5,333,475	241,200

Notes:

(i) At a Board meeting held on 8 August, 2007, the directors proposed that part of the Group's distributable profits as at 30 June, 2007, amounting to RMB3,316,500,000, be distributed as bonus shares each at par value to the existing shareholders of the Company at the close of business on 29 September, 2007 on the basis of 5.5 bonus shares for every 10 existing shares owned by such shareholders. The remaining distributable profits as at 30 June, 2007, amounting to RMB1,549,650,000, was distributed in the form of cash dividend. This dividend proposal was approved by the shareholders meeting on 29 September, 2007.

(ii) At a meeting held on 1 April, 2008, the Board proposed a final dividend in respect of the year ended 31 December, 2007 of RMB467,325,000 (2006: RMB241,200,000), representing RMB0.04 (2006: RMB0.04) per ordinary share. This proposed dividend is not reflected as dividend payable in the balance sheet as at 31 December, 2007.

Notes to the Consolidated Financial Statements

35 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENTS

(a) Reconciliation of profit before income tax to net cash generated from operations:

	2007 RMB'000	2006 RMB'000
Profit before income tax	**3,806,101**	1,142,561
Depreciation *(Note 6)*	**1,277,782**	1,183,488
Amortisation of land use rights	**734**	330
Share of profit of associated companies	**(6,045)**	(6,529)
Share of profit of jointly controlled entities	**(959)**	–
Interest expense	**292,729**	238,876
Interest income	**(114,577)**	(74,849)
Share-based payment	**100,469**	1,432
Provision/(reversal of provision) for impairment of receivables	**32**	(16,109)
Finance charge of finance lease obligations	**204,190**	295,123
Loss on disposal of property, plant and equipment (See below)	**5,255**	11,645
Gain on de-recognise of finance lease obligation *(Note 26)*	**(127,383)**	–
Fair value gains on derivative financial instruments *(Note 26)*	**(21,024)**	–
Provisions	**25,000**	–
Operating profit before working capital changes	**5,442,304**	2,775,968
Increase in bunkers	**(269,844)**	(82,655)
(Increase)/decrease in trade and notes receivables	**(445,746)**	654,496
(Increase)/decrease in prepayments and other receivables	**(49,541)**	33,659
Increase/(decrease) in trade and notes payables	**1,003,758**	(577,162)
Increase in accruals and other payables	**9,898**	171,400
Net cash generated from operations	**5,690,829**	2,975,706

In the cash flow statement, proceeds from disposal of property, plant and equipment comprise:

	2007 RMB'000	2006 RMB'000
Net book amount *(Note 6)*	**11,382**	27,161
Loss on disposal of property, plant and equipment *(Note 26)*	**(5,255)**	(11,645)
Proceeds from disposal of property, plant and equipment	**6,127**	15,516

Notes to the Consolidated Financial Statements

35 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENTS *(continued)*

(b) Significant non-cash transactions

During the year ended 31 December, 2007, the Group entered into finance lease arrangements in respect of assets with a total capital value at the inception of the leases of RMB980,457,000 (2006: RMB296,684,000).

(c) Acquisition of minority interests of subsidiaries

Pursuant to an agreement entered in October 2007 by the Company and the subsidiaries of the ultimate holding company, China Shipping (Group) Company, the Company acquired 10% equity interests in each of the following subsidiaries, China Shipping Container Lines Dalian Co., Ltd., China Shipping Container Lines Guangzhou Co., Ltd., China Shipping Container Lines Qingdao Co., Ltd., China Shipping Container Lines Shanghai Co., Ltd., China Shipping Container Lines Shenzhen Co., Ltd., China Shipping Container Lines Tianjin Co., Ltd. and China Shipping Container Lines Xiamen Co., Ltd., and acquired 60% equity interests in China Shipping Container Lines Hainan Co., Ltd. ("CSCL Hainan"). The assets, liabilities and the cash flow relating to the acquisition of the minority interests are as follows:

	CSCL Hainan	**Others**	**Total**
	RMB'000	RMB'000	RMB'000
Net assets of the acquiree	16,977	202,400	219,377
Share of equity acquired	60%	10%	
Net assets acquired	10,186	20,240	30,426
Add: Goodwill	4,481	6,048	10,529
Total payment for acquisition	14,667	26,288	40,955

(d) Deconsolidation of a subsidiary

Pursuant to a resolution of the board of China Shipping (Yangpu) Refrigeration Storage & Transportation Co., Ltd ("Yangpu Refrigeration"), a 40% owned subsidiary of the Company, and its article of association, the Group ceased to have control but retained significant influence over Yangpu Refrigeration from 1 January, 2007. Thereafter, Yangpu Refrigeration became an associated company of the Group.

Notes to the Consolidated Financial Statements

36 COMMITMENTS

(a) Capital commitments

As at 31 December, 2007 and 2006, the Group and the Company had the following significant capital commitments which were not provided for in the balance sheets:

	The Group As at 31 December		The Company As at 31 December	
	2007	2006	**2007**	2006
	RMB'000	RMB'000	**RMB'000**	RMB'000
Contracted but not provided for:				
– Vessels under construction	**10,451,693**	4,100,999	**10,443,863**	3,969,969

(b) Lease commitments

As at 31 December, 2007 and 2006, the Group and the Company had future aggregate minimum lease payments under non-cancelable operating leases as follows:

	The Group As at 31 December		The Company As at 31 December	
	2007	2006	**2007**	2006
	RMB'000	RMB'000	**RMB'000**	RMB'000
Land and buildings:				
– Within one year	**36,683**	44,339	**6,112**	6,420
– In the second to fifth year	**41,110**	62,835	**18,288**	19,828
– After fifth year	**3,673**	4,248	**3,639**	3,639
	81,466	111,422	**28,039**	29,887
Vessels chartered-in and containers under operating leases:				
– Within one year	**2,734,286**	2,935,592	**520,923**	243,624
– In the second to fifth year	**6,000,668**	6,940,418	**453,071**	338,940
– After fifth year	**3,884,338**	3,825,150	**–**	–
	12,619,292	13,701,160	**973,994**	582,564
	12,700,758	13,812,582	**1,002,033**	612,451

Notes to the Consolidated Financial Statements

37 FUTURE OPERATING LEASE ARRANGEMENTS

As at 31 December, 2007 and 2006, the Group and the Company had future aggregate minimum lease receipts under non-cancellable operating leases as following:

	The Group		The Company	
	As at 31 December		As at 31 December	
	2007	2006	**2007**	2006
	RMB'000	RMB'000	**RMB'000**	RMB'000
Vessels chartered-out under operating leases:				
– Within one year	**210,854**	49,960	**1,332,177**	929,088
– In the second to fifth year	**840,955**	27,850	**1,947,544**	1,979,036
– After fifth year	**781,668**	–	**704,025**	–
	1,833,477	77,810	**3,983,746**	2,908,124

38 CONTINGENT LIABILITIES

As at 31 December, 2007, the Group and the Company have no significant contingent liabilities.

Notes to the Consolidated Financial Statements

39 SIGNIFICANT RELATED-PARTY TRANSACTIONS

The Group is part of a larger group of companies under China Shipping (Group) Company (incorporated in the PRC) and has extensive transactions and relationships with members of the China Shipping (Group) Company. China Shipping (Group) Company itself is a state-owned enterprise and is controlled by the PRC government. Neither of them produces financial statements for public use.

As the Group is controlled by China Shipping (Group) Company, it is considered to be indirectly controlled by the PRC government, which controls a substantial number of entities in the PRC. In accordance with HKAS 24 "Related Party Disclosure", state-owned enterprises and their subsidiaries, other than China Shipping (Group) Company and its subsidiaries, directly or indirectly controlled by the PRC Government are also deemed as related parties of the Group ("other state-owned enterprises"). For purpose of related party transactions disclosure, the Group has in place procedures to assist the identification of the immediate ownership structure of its customers and suppliers as to whether they are state-owned enterprises. Many state-owned enterprises have multi-layered corporate structure and the ownership structures change over time as a result of transfers and privatisation programs. Nevertheless, management believes that meaningful information relative to related-party transactions has been adequately disclosed.

In addition to the related party information shown elsewhere in the financial statements (Note 6 and Note 35), the following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties, including other state-owned enterprises, during the years and balances arising from related party transactions for the year ended 31 December, 2007 and 31 December, 2006.

Notes to the Consolidated Financial Statements

39 SIGNIFICANT RELATED-PARTY TRANSACTIONS *(continued)*

(a) For the year ended 31 December, 2007 and 2006, the Directors are of the view that the following companies are significant related parties of the Group:

Name	Relationship with the Group
China Shipping (Group) Company	Parent and ultimate holding company
Rich Shipping Co., Ltd.	Fellow subsidiary
Shanghai Marine Transport (Group) Co., Ltd.	Fellow subsidiary
Guangzhou Marine Transport (Group) Co., Ltd.	Fellow subsidiary
Dalian Marine Transport (Group) Company	Fellow subsidiary
China Shipping Development Co., Ltd.	Fellow subsidiary
China Shipping Passenger Liner Co., Ltd.	Fellow subsidiary
China Shipping (Hainan) Haisheng Shipping and Enterprise Co., Ltd	Fellow subsidiary
Shanghai INCHON International Ferry Co., Ltd	Fellow subsidiary
China Shipping Terminal Development Co., Ltd.	Fellow subsidiary
China Shipping Logistics Co., Ltd.	Fellow subsidiary
China Shipping Agency Co., Ltd.	Fellow subsidiary
China Shipping Air Cargo Co., Ltd.	Fellow subsidiary
China Shipping Industry Co., Ltd.	Fellow subsidiary
China Shipping Investment Co., Ltd.	Fellow subsidiary
China Shipping International Trading Co., Ltd.	Fellow subsidiary
China Shipping Telecommunications Co., Ltd.	Fellow subsidiary
Dong Fang International Investment Co., Ltd.	Fellow subsidiary
China Shipping Agency (Australia) Holdings Pte Ltd.	Fellow subsidiary
China Shipping Japan Co., Ltd.	Fellow subsidiary
China Shipping Agency (Korea) Co., Ltd.	Fellow subsidiary
China Shipping (Europe) Holding GmbH	Fellow subsidiary
China Shipping (Hongkong) Holdings Co., Ltd.	Fellow subsidiary
China Shipping (North America) Holding Co., Ltd.	Fellow subsidiary
Orient Sea Highway Services Co., Ltd.	Fellow subsidiary
China Shipping Car Carrier Co., Ltd.	Fellow subsidiary
China Shipping (Western Asia) Holdings Co., Ltd.	Fellow subsidiary
China Shipping (South Eastern Asia) Holding Co., Ltd.	Fellow subsidiary
China Shipping Agency (Israel) Co., Ltd.	Fellow subsidiary
Los Angeles West Basin Container Terminal,LLC	Fellow subsidiary
Dong Fang International Container (Lian Yungang) Co., Ltd.	Fellow subsidiary
Dong Fang International Container (Jin Zhou)Co., Ltd.	Fellow subsidiary
Dong Fang International Container (Guang Zhou) Co., Ltd.	Fellow subsidiary
China Shipping International Ship Management Co., Ltd.	Fellow subsidiary
China Shipping & Sinopec Suppliers Co., Ltd.	Fellow subsidiary

Save as disclosed elsewhere in the financial statements (Note 6 and Note 35), the Group had the following transactions and balances with related parties.

Notes to the Consolidated Financial Statements

39 SIGNIFICANT RELATED-PARTY TRANSACTIONS *(continued)*

(b) The following significant transactions were carried out with related parties:

	2007 RMB'000	2006 RMB'000
Transactions with fellow subsidiaries		
Revenue:		
Information technology services	**52,061**	42,213
Lease of containers	**–**	854
Liner services	**1,565,099**	1,661,158
Lease of vessels	**31,656**	7,592
Expense:		
Interest element of finance lease obligations in connection with lease of containers	**–**	149,009
Lease of containers	**410,300**	67,682
Lease of chassis	**35,376**	39,400
Cargo and liner agency services	**545,732**	420,048
Container management services	**880,800**	751,920
Time charter services	**18,096**	232,650
Bareboat charter services	**77,382**	76,795
Ship repair services	**36,594**	58,560
Supply of fresh water, vessel fuel, lubricants, spare parts and other materials	**796,050**	474,523
Depot services	**35,266**	30,541
Information technology services	**11,203**	27,083
Provision of crew members	**27,394**	121,244
Loading and unloading services	**1,091,429**	875,888
Sub-route services	**–**	164,379
Ground container transport costs	**228,680**	152,151
Purchase of containers	**724,904**	864,733

Notes to the Consolidated Financial Statements

39 SIGNIFICANT RELATED-PARTY TRANSACTIONS *(continued)*

(b) The following significant transactions were carried out with related parties: *(continued)*

	2007 RMB'000	2006 RMB'000
Transactions with other state-owned enterprises		
Revenue:		
Interest income from bank deposits	**27,868**	17,737
Expense:		
Port charges	**2,561,306**	2,507,759
Purchase of bunkers and spare parts	**962,471**	451,910
Interest expenses	**228,049**	312,265
Vessel maintenance costs	**57,292**	81,277
Other transactions:		
Progress payment made on construction of vessels	**891,459**	1,518,655

(c) Balances with related parties

	2007 RMB'000	2006 RMB'000
Balances with fellow subsidiaries		
Trade receivables *(note (i))*	**2,092,008**	1,992,363
Less: provisions	**(57,877)**	(59,771)
	2,034,131	1,932,592
Trade payables *(note (i))*	**(458,349)**	(259,834)
Finance lease obligations *(note (ii))*	**–**	(957,684)
	1,575,782	715,074

Notes to the Consolidated Financial Statements

39 SIGNIFICANT RELATED-PARTY TRANSACTIONS *(continued)*

(c) Balances with related parties *(continued)*

Note:

(i) These balances are unsecured and interest free.

(ii) These balances carry interest at average rate of 11.6% per annum as agreed between both parties. As at 1 January, 2007, the Group entered into addendum agreements with the fellow subsidiary, pursuant to which the terms of the lease have been revised from long term to one year short term (Note 6 (b)).

	2007	2006
	RMB'000	RMB'000
Balances with other state-owned enterprises		
Bank deposits *(note (i))*	**14,961,493**	1,350,583
Bank borrowings *(note (ii))*	**2,775,748**	5,064,810
Other payables *(note (iii))*	**247,911**	985,105

Note:

(i) Interest of bank deposits is at market rate ranging from 0.72% to 3.78% per annum (2006: from 0.72% to 3.6%).

(ii) Interest of bank borrowings is at market rates ranging from LIBOR plus 0.23% to LIBOR plus 0.375% per annum (2006: 3.6% to LIBOR plus 0.375%).

(iii) These balances are unsecured and interest free.

(d) Key management compensation

	2007	2006
	RMB'000	RMB'000
Basic salaries and allowances	**6,491**	2,806
Pension and others welfare	**1,396**	1,229
Fair value of the Rights *(Note 28 (a))*	**33,739**	267
	41,626	4,302

Notes to the Consolidated Financial Statements

40 PARTICULARS OF SUBSIDIARIES, ASSOCIATED COMPANIES AND JOINLY CONTROLLED ENTITIES

(a) Subsidiaries

As at 31 December, 2007, the Company has direct and indirect interests in the following subsidiaries:

Name	Date of incorporation/ establishment	Type of legal entity	Issued/registered and fully paid up share capital	Attributable equity interest Directly held	Attributable equity interest Indirectly held	Principal activities
Established and operate in the PRC						
China Shipping Container Lines Dalian Co., Ltd.	5 January, 2003	Limited liability company	RMB10,000,000	100%	-	Cargo and liner agency
China Shipping Container Lines Guangzhou Co., Ltd.	26 January, 2003	Limited liability company	RMB10,000,000	100%	-	Cargo and liner agency
China Shipping Container Lines Hainan Company Limited	14 January, 2003	Limited liability company	RMB10,000,000	100%	-	Cargo and liner agency
China Shipping Container Lines Qingdao Company Limited	13 January, 2003	Limited liability company	RMB10,000,000	100%	-	Cargo and liner agency
China Shipping Container Lines Shanghai Co., Ltd.	13 January, 2003	Limited liability company	RMB71,140,000	100%	-	Cargo and liner agency
China Shipping Container Lines Shenzhen Co., Ltd.	15 January, 2003	Limited liability company	RMB10,000,000	100%	-	Cargo and liner agency
China Shipping Container Lines Tianjin Company Limited	3 January, 2003	Limited liability company	RMB10,000,000	100%	-	Cargo and liner agency
China Shipping Container Lines Xiamen Co., Ltd.	6 January, 2003	Limited liability company	RMB10,000,000	100%	-	Cargo and liner agency

Notes to the Consolidated Financial Statements

40 PARTICULARS OF SUBSIDIARIES, ASSOCIATED COMPANIES AND JOINLY CONTROLLED ENTITIES *(continued)*

(a) Subsidiaries (continued)

Name	Date of incorporation/ establishment	Type of legal entity	Issued/registered and fully paid up share capital	Attributable equity interest Directly held	Attributable equity interest Indirectly held	Principal activities
China Shipping Container Lines (Yangpu) Co., Ltd.	5 December, 2002	Limited liability company	RMB38,000,000	90%	4%	Domestic containers shipping cargo sales, slot booking, container transportation centre, transhipment, depot construction, leasing, sales and purchase of vessels and container related business
Shanghai Puhai Shipping Lines Co., Ltd.	19 November, 1992	Limited liability company	RMB222,911,111	94.49%	5.51%	International container shipping, transportation of cargo (including containers) between ports along with the mainland domestic coast
China Shipping Container Lines (Fuzhou) Co., Ltd.	20 May, 2003	Limited liability company	RMB500,000	10%	90%	Cargo and liner agency
China Shipping Container Lines (Haikou) Co., Ltd.	5 November, 2003	Limited liability company	RMB3,000,000	–	100%	Cargo and liner agency
China Shipping Container Lines (Jiangsu) Co., Ltd.	19 September, 2003	Limited liability company	RMB6,500,000	45%	55%	Transportation
China Shipping Container Lines Lianyunggang Co., Ltd.	12 March, 2003	Limited liability company	RMB5,000,000	10%	90%	Cargo and liner agency

Notes to the Consolidated Financial Statements

40 PARTICULARS OF SUBSIDIARIES, ASSOCIATED COMPANIES AND JOINLY CONTROLLED ENTITIES *(continued)*

(a) Subsidiaries (continued)

Name	Date of incorporation/ establishment	Type of legal entity	Issued/registered and fully paid up share capital	Attributable equity interest Directly held	Indirectly held	Principal activities
China Shipping Container Lines (Qinghuangdao) Co., Ltd.	6 May, 2003	Limited liability company	RMB500,000	10%	90%	Cargo and liner agency
China Shipping Container Lines (Rizhao) Co., Ltd.	18 July, 2003	Limited liability company	RMB500,000	–	100%	Cargo and liner agency
China Shipping Container Lines (Zhejiang) Co., Ltd.	18 June, 2003	Limited liability company	RMB7,000,000	45%	55%	Cargo and liner agency
Dandong China Shipping Container Lines Co., Ltd.	18 April, 2003	Limited liability company	RMB500,000	–	100%	Cargo and liner agency
Dongguan China Shipping Container Lines Co., Ltd.	14 May, 2004	Limited liability company	RMB500,000	10%	90%	Cargo and liner agency
Fangchenggang China Shipping Container Lines Co., Ltd.	6 May, 2003	Limited liability company	RMB500,000	10%	90%	Cargo and liner agency
Jiangmen China Shipping Container Lines Co., Ltd.	21 August, 2003	Limited liability company	RMB500,000	10%	90%	Cargo and liner agency
Jinzhou China Shipping Container Lines Co., Ltd.	18 March, 2003	Limited liability company	RMB500,000	–	100%	Cargo and liner agency

Notes to the Consolidated Financial Statements

40 PARTICULARS OF SUBSIDIARIES, ASSOCIATED COMPANIES AND JOINLY CONTROLLED ENTITIES *(continued)*

(a) Subsidiaries (continued)

Name	Date of incorporation/ establishment	Type of legal entity	Issued/registered and fully paid up share capital	Attributable equity interest Directly held	Attributable equity interest Indirectly held	Principal activities
Quanzhou China Shipping Container Lines Co., Ltd.	2 September, 2003	Limited liability company	RMB500,000	10%	90%	Cargo and liner agency
Shantou China Shipping Container Lines Co., Ltd.	18 April, 2003	Limited liability company	RMB500,000	10%	90%	Cargo and liner agency
Yingkou China Shipping Container Lines Co., Ltd.	9 January, 2003	Limited liability company	RMB1,000,000	10%	90%	Cargo and liner agency
Zhanjiang China Shipping Container Lines Co., Ltd.	23 May, 2003	Limited liability company	RMB500,000	10%	90%	Cargo and liner agency
Zhongshan China Shipping Container Lines Co., Ltd.	15 May, 2003	Limited liability company	RMB500,000	10%	90%	Cargo and liner agency
Weihai China Shipping Container Lines Co., Ltd.	8 September, 2004	Limited liability company	RMB5,000,000	-	100%	Cargo and liner agency
Yantai China Shipping Container Lines Co., Ltd.	21 December, 2006	Limited liability company	RMB5,000,000	-	100%	Cargo and liner agency
Longkou China Shipping Container Lines Co., Ltd.	23 February, 2006	Limited liability company	RMB500,000	10%	90%	Cargo and liner agency

Notes to the Consolidated Financial Statements

40 PARTICULARS OF SUBSIDIARIES, ASSOCIATED COMPANIES AND JOINLY CONTROLLED ENTITIES *(continued)*

(a) Subsidiaries (continued)

Name	Date of incorporation/ establishment	Type of legal entity	Issued/registered and fully paid up share capital	Attributable equity interest Directly held	Attributable equity interest Indirectly held	Principal activities
China Shipping Container Lines Chongqing Co., Ltd.	25 April, 2005	Limited liability company	RMB5,000,000	–	100%	Cargo and liner agency
Changsha China Shipping Container Lines Co., Ltd.	13 April, 2005	Limited liability company	RMB5,000,000	–	100%	Cargo and liner agency
China Shipping Container Lines Wuhu Co., Ltd.	29 March, 2005	Limited liability company	RMB1,500,000	–	100%	Cargo and liner agency
Nantong China Shipping Container Lines Co., Ltd.	21 June, 2005	Limited liability company	RMB5,000,000	–	100%	Cargo and liner agency
China Shipping Container Lines Wuhan Co., Ltd.	26 May, 2005	Limited liability company	RMB5,000,000	–	100%	Cargo and liner agency
Jiujiang China Shipping Container Lines Co., Ltd.	27 April, 2005	Limited liability company	RMB5,000,000	–	100%	Cargo and liner agency
Zhangjiagang China Shipping Container Lines Co., Ltd.	15 March, 2005	Limited liability company	RM5,000,000	–	100%	Cargo and liner agency

Notes to the Consolidated Financial Statements

40 PARTICULARS OF SUBSIDIARIES, ASSOCIATED COMPANIES AND JOINLY CONTROLLED ENTITIES *(continued)*

(a) Subsidiaries (continued)

Name	Date of incorporation/ establishment	Type of legal entity	Issued/registered and fully paid up share capital	Attributable equity interest Directly held	Attributable equity interest Indirectly held	Principal activities
Incorporated and operate in Hong Kong						
China Shipping Container Lines (Hong Kong) Co., Ltd.	3 July, 2002	Limited liability company	HKD1,000,000	100%	-	International container shipping and liner agency
China Shipping Container Lines (HongKong) Agency Co., Ltd.	11 June, 1999	Limited liability company	HKD10,000,000	-	100%	Cargo and liner agency
Universal Shipping Co., Ltd.	11 June, 1999	Limited liability company	HKD10,000	-	100%	Provision of shipping services
Incorporated in the British Virgin Islands						
China Shipping Container Lines (Asia) Co., Ltd.	28 October, 2002	Limited liability company	USD50,000	100%	-	Sales, purchase and lease of vessels and containers
Intercontinental Computer Co., Ltd.	8 April, 2003	Limited liability company	USD50,000	-	100%	Development of information technology systems and provision of information technology services
Yangshan A Shipping Company Limited	23 December, 2003	Limited liability company	USD50,000	-	100%	Owning of vessel
Yangshan B Shipping Company Limited	23 December, 2003	Limited liability company	USD50,000	-	100%	Owning of vessel

Notes to the Consolidated Financial Statements

40 PARTICULARS OF SUBSIDIARIES, ASSOCIATED COMPANIES AND JOINLY CONTROLLED ENTITIES *(continued)*

(a) Subsidiaries (continued)

Name	Date of incorporation/ establishment	Type of legal entity	Issued/registered and fully paid up share capital	Attributable equity interest Directly held	Attributable equity interest Indirectly held	Principal activities
Yangshan C Shipping Company Limited *(note)*	23 April, 2004	Limited liability company	USD50,000	–	100%	Owning of vessel
Yangshan D Shipping Company Limited *(note)*	23 April, 2004	Limited liability company	USD50,000	–	100%	Owning of vessel
Yangshan E Shipping Company Limited	11 September, 2007	Limited liability company	USD50,000	–	100%	Owning of vessel
Yangshan F Shipping Company Limited	11 September, 2007	Limited liability company	USD50,000	–	100%	Owning of vessel
Incorporated in the Republic of Cyprus						
Arisa Navigation Company Limited	18 June, 2002	Limited liability company	CYP1,000	–	100%	Owning of vessel

Note:

Shares of the subsidiaries were charged for certain long-term bank borrowings as at 31 December, 2007 (Note 19).

Notes to the Consolidated Financial Statements

40 PARTICULARS OF SUBSIDIARIES, ASSOCIATED COMPANIES AND JOINLY CONTROLLED ENTITIES *(continued)*

(b) Associated companies

As of 31 December, 2007, the Group had equity interests in the following associated companies:

Name	Date of establish-ment	Type of legal entity	Place of operation	Registered capital	Attributable equity interest	Principal activities
Established in the PRC						
Shanghai HaiXin YuanCang International Logistics Co., Ltd.	18 May, 1995	Limited liability company	PRC	USD11,600,000	40%	Cargo and liner agency
China Shipping (Yangpu) Refrigeration Storage & Transportation Co., Ltd. *(note (35 (d))*	13 December, 2001	Limited liability company	PRC	RMB6,000,000	40%	Transportation, placement and storage of containers, import and export, and supply of equipment and external technology consulting, the importations of generators used for refrigerated containers

Notes to the Consolidated Financial Statements

40 PARTICULARS OF SUBSIDIARIES, ASSOCIATED COMPANIES AND JOINLY CONTROLLED ENTITIES *(continued)*

(c) Jointly controlled entities

As of 31 December, 2007, the Group had direct equity interests in the following jointly controlled entities:

Name	Date of establishment	Type of legal entity	Place of operation	Registered capital	Attributable equity interest	Principal activities
Established in the PRC						
China Shipping Yangshan International Container Storage& Transportation Co., Ltd	8 November, 2006	Limited liability company	PRC	RMB64,000,000	50%	Placement and storage of containers, refrigeration, warehousing and storage business, the examination and repair of containers and leasing, loading and unloading, and supply of equipment and external technology consulting.
China International Ship Management Co., Ltd	18 January, 2006	Limited liability company	PRC	HKD100,000	50%	Provide monitoring, maintenance, and management services for vessels

The English names of certain subsidiaries, associated companies and jointly controlled entities referred to in these financial statements represent management's best efforts at translating the Chinese names of these companies as no English names have been registered.

41 EVENTS AFTER THE BALANCE SHEET DATE

As announced by the Company on 13 March, 2008, the Company entered into a preliminary discussion and carried out certain investigation regarding a possible acquisition from China Shipping (Group) Company of the entire equity interests in China Shipping Terminal Development Co., Ltd. As at 1 April, 2008, no agreement or material terms have been agreed regarding the above-mentioned possible acquisition.

5 Years Financial Summary

CONSOLIDATED RESULT

	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000	**2007** **RMB'000**
Revenue	15,276,163	22,363,851	28,374,680	30,502,378	**38,825,620**
Operating profit	1,859,408	5,201,223	4,730,576	1,670,031	**4,296,016**
Finance costs	(450,917)	(512,495)	(427,273)	(533,999)	**(496,919)**
Profit before income tax	1,406,918	4,694,568	4,309,263	1,142,561	**3,806,101**
Income tax expense	(9,573)	(674,177)	(724,168)	(277,847)	**(590,452)**
Profit for the year	1,397,345	4,020,391	3,585,095	864,714	**3,215,649**
Profit for the year attributable to minority interests	(14,473)	(6,769)	(2,313)	(5,504)	**(232)**
Profit for the year attributable to equity holders of the Company	1,382,872	4,013,622	3,582,782	859,210	**3,215,417**
Dividend	–	1,686,098	723,600	241,200	**5,333,475**

CONSOLIDATED ASSETS AND LIABILITIES

	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000	**2007** **RMB'000**
Non-current assets	9,221,749	15,250,759	20,845,376	23,604,392	**26,112,493**
Current assets	4,262,361	9,784,101	8,159,952	7,139,664	**21,422,307**
Current liabilities	4,063,178	4,352,958	4,226,798	4,593,201	**6,648,581**
Non-current liabilities	5,752,700	6,336,714	8,149,206	9,574,650	**7,942,976**
Net assets	3,668,232	14,345,188	16,629,324	16,576,205	**32,943,243**

Note: The result of the Group for the year ended 31 December 2003 and its assets and liabilities as at 31 December 2003 have been extracted from the Company's Prospectus dated 4 June 2004, which also set out the details of the basis of preparation of the consolidation. Prior year adjustments were not made for the result extracted for the year ended 31 December 2003 following the adoption of new/revised HKFRS effective from 1 January, 2005 as they are considered immaterial. The results of the Group for the year ended 31 December, 2006 and 2007 and its assets and liabilities as at 31 December, 2006 and 2007 are those set out on pages 67 to 69 of the financial statements and are presented on the basis as set out in Note 2 to the financial statements.

China Shipping Container Lines Company Limited
中海集裝箱運輸股份有限公司

（於中華人民共和國註冊成立的股份有限公司）
股份代號：2866


CHINA SHIPPING LINE.

2007 年報



公司簡介

中海集裝箱運輸股份有限公司(「中海集運」或「本公司」),是中國海運(集團)總公司(「中海」)所屬主要從事集裝箱運輸及相關業務的多元化經營企業,經營範圍涉及集裝箱運輸、船舶租賃、訂艙、運輸報關、集裝箱堆場、集裝箱製造、修理、銷售、買賣等領域。中海集運一九九七年於上海成立,二零零四年三月三日成立股份公司並於二零零四年六月十六日在香港聯合交易所有限公司(「聯交所」)成功上市,並於二零零七年十二月十二日在中國國內A股市場成功上市。短短十年,以運載能力計,已位列全球第六。

截至二零零七年十二月三十一日,中海集運經營船舶151艘,總箱位達44.6萬TEU,中海集運已開闢了美洲、歐洲、地中海、非洲、澳洲等70餘條國際干支線,全球擁有300多家貨運代理網點,遍及全球主要貿易區。中海集運在中國內貿集裝箱運輸市場處於領導地位,整體實力國內最強。

中海集裝箱運輸股份有限公司本著做強做大,努力建設成為世界頂級航運企業的目標,穩步向前。十年的創業發展,中海集運持續堅持以發展與管理、效率與效益相統一的原則,以誠信客戶,回報社會為經營理念,高效、誠信、服務一流為宗旨。先進的設備和技術,優良的管理手段和眾多具有高度敬業精神的高級管理人才定將使中海集運在舟楫雲集、百舸爭流的航運大潮中創造更加輝煌的明天。

目 錄

公司資料

董事

執行董事

李紹德先生*（董事長）*
張國發先生*（副董事長）*
黃小文先生
趙宏舟先生

非執行董事

馬澤華先生*（副董事長）*
張建華先生
林建清先生
王大雄先生
徐　輝先生
姚作芝先生

獨立非執行董事

胡漢湘先生
汪宗熙先生
沈康辰先生
盤占元先生
沈重英先生

監事

陳德誠先生
屠士明先生
姚國建先生
王修平先生
華　民先生
潘英麗女士

薪酬委員會

沈康辰先生*（主席）*
張建華先生
汪宗熙先生

增值權委員會

張建華先生*（主席）*

公司秘書

葉宇芒先生

審核委員會

汪宗熙先生*（主席）*
沈康辰先生
王大雄先生

合資格會計師

趙小明先生

授權代表

李紹德先生
黃小文先生

在中國的法定地址及主要營業地點

中國
上海
浦東新區
福山路450號
27樓

香港營業地點

香港
皇后大道中99號
中環中心
69樓

國際核數師

羅兵咸永道會計師事務所

國內核數師

上海眾華滬銀會計師事務所有限公司

公司資料

法律顧問

貝克•麥堅時律師事務所(香港法律及美國法律)
北京市競天公誠律師事務所(中國法律)

香港H股過戶登記處

香港中央證券登記有限公司
香港
皇后大道東183號
合和中心17樓

主要往來銀行

中國銀行
中國工商銀行
花旗銀行
招商銀行

電話

86 (21) 65966105

傳真

86 (21) 65966813

公司網址

www.cscl.com.cn

H股上市地點

香港聯合交易所有限公司主板

上市日期

二零零四年六月十六日

已發售H股數目

3,751,000,000股H股

每手股數

1,000股

聯交所股份編號

2866

A股上市地點

上海證券交易所

上市日期

二零零七年十二月十二日

已發售A股數目

2,336,625,000股A股

每手股數

100股

上海證券交易所股份編號

601866

* 本公司根據香港法例第32章公司條例第XI部以其中文名稱和英文名稱「China Shipping Container Lines Company Limited」登記為非香港公司

財務摘要

以圖表形式顯示2007及2006年度的主要財務數據比較

綜合業績

截至十二月三十一日止年度	二零零七年	二零零六年	變動
	人民幣千元	人民幣千元	(%)
收益	**38,825,620**	30,502,378	27.3
營運利潤	**4,296,016**	1,670,031	157.2
除税前利潤	**3,806,101**	1,142,561	233.1
權益持有人應佔本年利潤	**3,215,417**	859,210	274.2
每股基本盈利	**人民幣0.34元**	人民幣0.09元	277.8
毛利率	**12.3%**	6.9%	5.4
稅前利潤率	**9.8%**	3.7%	6.1
淨負債率	**-21.3%**	46.0%	-67.3

綜合資產與負債

於十二月三十一日	二零零七年	二零零六年	變動
	人民幣千元	人民幣千元	(%)
總資產	**47,534,800**	30,744,056	54.6
非流動資產	**26,112,493**	23,604,392	10.6
流動資產	**21,422,307**	7,139,664	200.0
總負債	**14,591,557**	14,167,851	3.0
流動負債	**6,648,581**	4,593,201	44.7
流動資產淨值	**14,773,726**	2,546,463	480.2
淨資產	**32,943,243**	16,576,205	98.7

企業架構

以下的圖表顯示了本公司及其主要附屬公司簡化了的企業及股權架構：



公眾人士
中國海運（集團）總公司
52.11%
47.89%
本公司
40%
90%
100%
94.49%
100%
100%
中海（洋浦）冷藏儲運有限公司
10%
中海集裝箱運輸（洋浦）有限公司
中海集裝箱運輸上海有限公司
5.51%
上海浦海航運有限公司
中海集裝箱運輸（香港）有限公司
中海集裝箱運輸（亞洲）有限公司
1%
99%
100%
100%
100%
100%
100%
100%
100%
100%
中海集裝箱運輸天津有限公司
中海集裝箱運輸海南有限公司
中海集裝箱運輸大連有限公司
中海集裝箱運輸青島有限公司
中海集裝箱運輸廈門有限公司
中海集裝箱運輸深圳有限公司
中海集裝箱運輸廣州有限公司
環州電腦有限公司
五洲航運有限公司

本公司的附屬公司，聯營公司及共同控制實體的詳情，已概列於財務報表附註四十。

二零零七年大事紀要

1. 1月17日，與上海海通舉行合作簽約儀式。雙方就通用北方國內零部件運輸項目合作達成一致意見。

2. 1月19日，與中國外運廣東有限公司簽署了「戰略合作框架協議」備忘錄。


SHIPPING LINE



3. 2月2日，與上海鐵路集裝箱中心站發展有限公司的海鐵聯運合同簽訂儀式暨蘆潮港站至合肥西站雙向班列首發儀式在蘆潮港隆重舉行。

4. 2月5日，在上海光大會展中心國際大酒店召開了國內八大口岸公司2007年度第一次董事會。

5. 2月6日，9600TEU集裝箱船「新香港」輪在韓國三星重工舉行了命名交船儀式，並於當日投入中海集運歐洲一線營運。

6. 2月9-10日，中國海運2007年全球代理工作會議在海南三亞市召開。與會代表共計230多名，分別來自中國海運在87個國家和地區的子公司、代表處、獨資或合資的代理公司以及委託代理。

7. 2月13日，召開中海集運工作會議，中國海運集團李紹德總裁、張國發副總裁應邀參加了會議。並佈置了中海集運2007年的各項工作。

二零零七年大事紀要



8. 3月9日，中海集裝箱運輸股份有限公司、上海鐵路集裝箱中心站發展有限公司及合九鐵路有限責任公司主辦的「合肥－上海海鐵聯運專列推介會」在安徽合肥經濟開發區外商俱樂部隆重舉行。

9. 3月13日起，至6月20日，公司開展「百日安全」活動。活動主題為：船舶安全、人員健康、環境清潔、和諧發展。

10. 3月29日上午，中海集運與中海工業有限公司在集團總部舉行4-6艘2500-3000TEU集裝箱船舶建造意向書簽字儀式。

11. 2007年4月4日，美國長灘港務局在港口管理大樓隆重舉行頒獎儀式，中海集運等12家船公司榮獲環保先進表彰。



12. 2007年4月10日於上海浦東福山路450號召開中海集裝箱運輸股份有限公司第一屆董事會第二十五次會議及2007年第一次臨時股東大會。

13. 2007年4月18日，中海集裝箱運輸股份有限公司、中鐵集運有限責任公司、南昌鐵路局共同主辦的「南昌－上海洋山國際集裝箱海鐵聯運專列」首發慶典儀式在南昌北站貨場區域隆重舉行。

14. 2007年4月19日，中海集裝箱運輸股份有限公司訂造的又一艘9600TEU集裝箱船「新北京」輪在韓國三星重工船廠交付使用，同時舉行了隆重的新船命名儀式。

15. 2007年4月24日於上海浦東福山路450號召開中海集裝箱運輸股份有限公司第一屆董事會第二十六次會議。

二零零七年大事紀要

16. 2007年4月27日，在英國權威刊物Lloyd's Loading List舉辦的2006年度明星企業評獎活動中，中海集運從眾多班輪公司中脫穎而出，一舉奪得年度最佳班輪公司獎(Shipping Line of the Year)，同時還獲得了兩項單項獎：地區最佳客服獎中的遠東航線獎和北美航線獎。中海集運是Lloyd's Loading List歷年評比中首個一次性贏得三項大獎的班輪公司，此消息在頒獎儀式上一經公佈就引起了與會者的轟動。


CHINA SHIPPING LINE


CHINA

17. 2007年6月26日於上海浦東福山路450號召開中海集裝箱股份有限公司2006年度股東大會，第二屆第一次董事會、監事會。

18. 2007年7月13日至15日，中海集運召開了07年年中工作會議。

19. 2007年7月24日，中海集運8500TEU大型集裝箱船「中海亞洲」輪首航阿聯酋Jebel Ali港，是迄今為止中國／遠東至中東航線上載箱量最大的集裝箱船。

20. 中海集裝箱股份有限公司於2007年8月8日在浦東福山路450號三樓第一會議室召開了第二屆董事會第二次會議。

21. 2007年8月8日晚，中國海運控股的中海集運與韓國三星重工8艘13300TEU超大型集裝箱船舶建造合同簽字儀式在上海浦東國際會議中心隆重舉行。此次簽約建造8艘13300TEU超大型集裝箱船舶，是目前世界載箱位最大、技術裝備最為先進的船型之一。


13,300TEU 集装箱

二零零七年大事紀要



22. 9月8日下午，在上海滬東中華船廠順利舉行了8530TEU集裝箱船「新亞洲」輪正式交接，先期投入中海集運AAC（遠東／美西）航線營運。「新亞洲」輪是我國目前自行設計、自行建造的最大的懸掛五星紅旗的集裝箱船。

23. 中海集裝箱股份有限公司於2007年9月29日在浦東福山路450號三樓第一會議室召開了2007年第二次臨時股東大會、2007年內資股類別股東大會、2007年H股類別股東大會、第二屆董事會第三次會議。

24. 10月9日上午，中國海運集團、連雲港市政府、中鐵集裝箱公司在連雲港隆重舉行中國海運8530TEU集裝箱船「新亞洲」輪首航連雲港暨連雲港至莫斯科國際五定班列開通慶典儀式。

25. 10月11日，中海集運「遠東－黑海」（ABX）周班輪航線首艘船舶「新汕頭」輪順利靠上羅馬尼亞康斯坦察港CSCT碼頭。新航線的開通為中羅貿易合作架起了新的橋梁。


新歐洲
XIN OU ZHOU



26. 11月23日下午，在上海滬東中華船廠舉行8530TEU大型集裝箱船「新歐洲」輪命名交船儀式。

27. 12月12日09:30時，中國海運控股的中海集運（601866）在上海證券交易所順利上市，標誌着歷時近四個月的回歸A股取得了圓滿成功。

28. 12月30日上午，由中海集運和營口港務集團合資組建的「營口新世紀集裝箱碼頭有限公司」在營口港鮁魚圈港區舉行開業儀式。



董事長報告

二零零七年，除美國經濟受次貸危機影響而有所放緩外，其他地區經濟均呈現旺盛之勢，從而帶動了集裝箱航運業持續的發展。



(本公司及其附屬公司)本集團借區域市場繁榮之機，延續二零零六年下半年所推行之精細化管理及營銷策略，通過不間斷地結構性調整及靈活調配集團資源，使本集團業績較二零零六年度大幅增長。

本人欣然宣佈截至二零零七年十二月三十一日止年度，本集團收益為人民幣38,825,620,000元，較去年增長27.3%。本集團權益持有人應佔利潤較去年增長了274.2%，為人民幣3,215,417,000元。

董事會建議派發末期股息每股人民幣0.04元。(僅供參考：本集團就截止二零零七年六月三十日經審核可供分派利潤共約人民幣4,866,150,000元，按每10股送5.5股之基準，分配約合人民幣3,316,500,000元，並派發現金股息人民幣1,549,650,000元。)

經營回顧

本集團自轉變經營觀念、推行精細化管理以來，隨着各項措施的貫徹和落實，成效漸顯。二零零七年，該策略得以成功延續：成本繼續得到有效的控制，資源配置更趨靈活。

首先，繼續優化船隊結構、擴大船隊規模。截至二零零七年十二月三十一日，本集團船隊規模達446,037 TEU，4,000 TEU以上的大船已佔總運力的82.0%。本集團於二零零七年八月，與韓國三星造船廠訂造八艘13,300 TEU大型集裝箱船，預計將與2010年至2012年間陸續交付，屆時將進一步增強本集團的核心競爭力。

董事長報告

其次，本集團根據市場需求調整了部份航線上的運力比重，不僅使航線得到進一步優化，還充分提升了航線的盈利能力。

第三，根據區域市場特徵及變化，適時切入新興市場，通過各種方式的合作開闢新航線，擴大全球承運人的服務範圍。

第四，繼續擴大內貿市場的優勢。本集團通過增加內貿市場的運力投入，以及充分利用內外貿同船運輸的優勢，節省中轉成本、提高了運力的使用效率及艙位的利用率。

在成本控制方面，深挖箱管、中轉、燃油等各項成本控制的潛力，取得了一定的效果。二零零七年，本集團服務成本較二零零六年增長20%，遠小於收益27.3%的增長幅度。

此外，本集團還抓住了國內資本市場難得的發展機遇，成功回歸國內A股市場，募集資金約合人民幣15,221,864,000元，計劃用於造船、收購母公司及集裝箱業務相關的資產等用途。為本集團的可持續性發展提供了有力的保障。

未來展望

二零零八年，世界經濟和貿易仍存在一些不確定的因素，如美國經濟，太平洋區域市場的貿易，燃油價格走勢等。另外，全球新增運力的陸續投放，給各班輪公司的經營仍將帶來壓力。但本集團對二零零八年的集裝箱航運市場仍持謹慎樂觀的態度。


CHINA SHIPPING LINE

董事長報告


CHINA SHIPPING

本集團擬繼續推進各項措施和策略，利用自身規模與品牌的特點充分發揮中海集運的資源優勢。

首先，本集團繼續加強航線品牌上的建設，在各航線上推行精品航線的服務理念，在市場中樹立中海集運品牌航線的良好形象。

其次，本集團將繼續擴大合作範圍，提高資源整合的能力，增加航線覆蓋面。尋找新的盈利增長點。

第三，本集團仍將繼續加大對內貿市場的投入，強化本集團在內貿市場的優勢。

第四，本集團繼續致力改善運輸不平衡的局面，加強回程貨的攬取以及擴大長期客戶的比例。

第五，本集團也將盡快完成與集裝箱運輸相關業務的整合，包括但不限於碼頭、物流及集裝箱製造等相關產業鏈，充分發揮本集團的協同效應，提升本集團的整體優勢。

除此之外，中海集運將繼續以積極挖掘成本控制的潛力、加強人才的培養、信息化的建設以及持之以恒的服務理念等作為本集團一如既往的工作重點。

二零零八年，是機遇與挑戰並存的一年，本集團將站在新的起點，通過全體同仁的努力以及所有股東們的支持，必將使中海集運再創佳績。我們也將用我們勤業敬業的精神來回饋股東的厚愛。

承董事會命

中海集裝箱運輸股份有限公司
董事長
李紹德

二零零八年四月一日


tex

管理層討論及分析

整體經營表現回顧

截至二零零七年十二月三十一日止年度，本集團全年實現收益為人民幣38,825,620,000元，比去年增長27.3%；稅前利潤為人民幣3,806,101,000元，較去年增長233.1%；權益持有人應佔利潤為人民幣3,215,417,000元，增長274.2%；全年完成重箱量7,298,827 TEU，增長29.0%。截至二零零七年十二月三十一日止年度，本集團平均運費為每TEU人民幣5,299元，與二零零六年相比，基本持平。主要是由於本年度，本集團加大了回程貨的攬取力度，回程貨的裝載率大幅提升，此外內貿貨運量提升較快，因回程貨及內貿市場的運價相對較低，因此拉低了整體的平均運價。

截至二零零七年十二月三十一日，本集團總運力達446,037 TEU，與二零零六年相比，全年運力增長為11.8%。

財務回顧

收益

本集團收益由二零零六年的人民幣30,502,378,000元，增加人民幣8,323,242,000元，增幅為27.3%，至二零零七年的人民幣38,825,620,000元。收益增加主要是由於：

- *重箱運輸完成量增加*

  二零零七年全年完成重箱量7,298,827 TEU較二零零六年增加29.0%。主要是由於包括歐洲／地中海航線、中東航線以及中國國內航線在內的幾條大的航線貨量（包括遠洋回程貨量）增長較快，加之新船投入營運，提升了主幹航線運力、完善全球航線布局所致。

管理層討論及分析

各航線完成重箱量的分析

主要市場	二零零七年 TEU	二零零六年 TEU	變化 (%)
太平洋航線	**1,628,059**	1,432,565	13.6%
歐洲／地中海航線	**1,457,918**	1,351,670	7.9%
亞太航線	**1,233,035**	1,021,894	20.7%
中國國內航線	**2,749,120**	1,712,679	60.5%
其他航線	**230,695**	139,147	65.8%
合計	**7,298,827**	5,657,955	29.0%

- *運費的增長*

  本集團二零零七年平均運費為每TEU人民幣5,299元，較二零零六年基本持平。其中外貿平均運費為每TEU人民幣7,554元，與二零零六年相比上漲約8.2%，外貿平均運價上漲主要因為：二零零七年，一方面由於服務成本上升，各航線運費呈現普漲格局；另一方面，歐洲／地中海線航線運價上升較大，歐洲／地中海線平均運價上升了近38.1%，拉升了全年平均運費。此外，內貿平均運費同比上升了人民幣155元，至人民幣1,568元。主要由於本集團發揮內貿精品航線的優勢，以高質量的服務吸引了大批穩定高端客戶所致。

服務成本

二零零七年，服務成本總額達人民幣34,069,303,000元，與二零零六年相比增長20%。但由於本集團成本控制得力，以每TEU計，重箱的服務成本較二零零六年下降了7%，至人民幣4,668元。

服務成本增加是由於：

- 集裝箱及貨物成本由二零零六年的人民幣12,789,231,000元，增至人民幣14,994,967,000元，增幅為17.2%，主要是由於完成運載量增加所致。其中港口使費支出人民幣2,761,217,000元，增幅為22.4%，皆由航線新增及延伸、航次密集、及船舶掛靠港口及過運河次數增加以及2007年全球各港口費率普遍上漲所致。重空箱裝卸費支出人民幣8,306,236,000元，增幅為4.1%，乃內、外貿完成運載量以及空箱調運量增加所致。

管理層討論及分析

- 船舶及航程成本，二零零七年為人民幣12,408,257,000元，較二零零六年增加20.7%。雖然本集團在航運低谷期以低價訂造的大型集裝箱船舶陸續投入航線服務，從一定程度上降低了單箱船舶及航線成本，但由於二零零七年度燃油價格急劇大幅度上升，紐約商品交易所WTI原油年收市價為96美元／桶，較二零零六年上升45%。受其影響，二零零七年燃油平均單價483美元／噸，與二零零六年相比每噸增加176美元，增幅達57%，使本集團增加燃料支出達人民幣7,559,827,000元。由於控制得力，本集團每TEU船舶及航線成本由二零零六年的人民幣1,817元下降人民幣117元，至二零零七年人民幣1,700元，降幅為6.4%。

- 支線及其他成本為人民幣6,666,079,000元，較二零零六年增加25.3%。大幅增加的主要原因是本集團提供「門到門」運輸服務增多，導致支線運量大幅增加、加之各國內陸成本支線普遍上漲所致。

毛利

由於上述原因，本集團二零零七年獲得毛利人民幣4,756,317,000元，較二零零六年增加人民幣2,645,545,000元，增幅為125.3%。

所得税

於二零零四年三月三日，自本公司依據中國公司法在中國上海浦東新區設立為股份有限公司起，截至二零零七年十二月三十一日，本公司所適用的企業所得税税率為15%。本公司的其他在中國境內註冊成立的附屬公司截至二零零七年十二月三十一日止，按15%-33%的税率交納企業所得税。本公司已取得相關税務機關的批准，對本公司海外附屬公司的利潤按16.5%的固定税率繳納企業所得税。

分銷、行政及一般開支

本集團截至二零零七年十二月三十一日止年度分銷、行政及一般開支為人民幣712,353,000元，較二零零六年上升29.4%。

權益持有人應佔利潤

由於上述原因，二零零七年本公司權益持有人應佔利潤為人民幣3,215,417,000元，較二零零六年的人民幣859,210,000元，增加人民幣2,356,207,000元，增幅為274.2%。

管理層討論及分析

資金來源及金融負債

本集團流動資金主要來源為來自經營業務的現金淨流入量及、債券發行、於上海證券交易所的A股發行募集資金以及銀行借貸。現金主要用途為服務成本支出、新建船舶、購置集裝箱、支付股息以及借貸資金及融資租賃的歸還本息。

於二零零七年十二月三十一日，本集團銀行借款合人民幣4,190,259,000元，到期還款期限分布在二零零七年至二零一九年之間，需分別於一年內還款為人民幣958,266,000元，於一至兩年內還款為人民幣2,273,095,000元，於三年後至五年內還款為人民幣427,757,000元，於五年後還款為人民幣531,141,000元。本集團的長期銀行貸款主要用於購買新船及集裝箱。

於二零零七年十二月三十一日，本集團的長期銀行貸款以淨值共為人民幣1,991,942,000元(二零零六年十二月三十一日人民幣：7,009,915,000元)之若干集裝箱船舶、在建船舶及集裝箱按揭作抵押，以及若干擁有貨船的附屬公司股份押記作為抵押。

於二零零七年十二月三十一日，本集團的美元定息借款為人民幣939,712,000元，浮動利率美元借款為人民幣3,250,547,000元。本集團的借款以美元結算，現金及現金等價物主要以人民幣與美元持有。

於二零零七年十二月三十一日，本集團應付融資款合計人民幣3,306,730,000元(二零零六年十二月三十一日：人民幣3,894,973,000元)，到期付款期限分佈情況為：一年內到期合計人民幣543,261,000元，於第二年內到期合人民幣563,958,000元，三至五年內到期合1,573,129,000元人民幣，五年後到期合人民幣626,382,000元。本集團應付融資款幾乎全部用於集裝箱租賃。

於二零零七年六月，本公司發行了國內公司債券，募集資金淨額為人民幣1,775,488,000元。

流動資產淨值

截至二零零七年十二月三十一日，本集團流動資產淨額為人民幣14,773,726,000元。流動資產主要包括：燃料存貨計人民幣904,573,000元；應收貿易帳款及票據計人民幣4,054,201,000元；預付帳款及其他應收款計人民幣151,420,000元；衍生金融資產計人民幣21,694,000元以及現金、銀行存款計人民幣16,290,419,000元。流動負債主要包括：應付貿易帳款及票據計人民幣3,208,043,000元；應計費用及其他應付款計人民幣667,226,000元；應交所得稅項計人民幣1,239,927,000元；一年內到期的長期借款計人民幣958,266,000元；一年內應付融資租賃款項計人民幣543,261,000元，撥備計人民幣25,000,000元以及衍生金融負債計人民幣6,858,000元。

管理層討論及分析

現金流量

於二零零七年度，本集團來自經營活動的現金淨額為人民幣5,605,456,000元，主要以人民幣、美元及港幣定值，較二零零六年度增加人民幣2,839,793,000元。二零零七年末現金及現金等價物結餘同比增加人民幣13,374,877,000元，主要反映來自經營業務的現金流入淨額及來自融資活動的現金流入淨額的增加。本集團本年度融資活動現金流入主要為債券及發行股票所募集的資金，該項資金取得將主要用於長期資本開支及短期營業所用。經營產生的現金淨額如毋須撥付營運資金所需時主要持有作短期及活期銀行存款。

下表提供有關本集團於所示期間的現金流量資料：

	截至十二月三十一日	
	二零零七年	二零零六年
	人民幣	人民幣
來自經營活動的現金淨額	**5,605,456,000**	2,765,663,000
用於投資活動的現金淨額	**(4,799,341,000)**	(3,686,690,000)
來自融資活動的現金淨額	**12,568,762,000**	413,196,000
現金及現金等價物增加／(減少)淨額	**13,374,877,000**	(507,831,000)

來自經營活動的現金淨額

截至二零零七年十二月三十一日止年度，來自經營活動的現金淨額為人民幣5,605,456,000元，較二零零六年的人民幣2,765,663,000元增加人民幣2,839,793,000元。本集團來自經營活動的現金淨額的增加，是由於班輪服務營運規模的擴大及經營利潤率上升所致。二零零七年經營產生的現金淨流入為人民幣5,690,829,000元，較二零零六年的人民幣2,975,706,000元增加91.2%。

用於投資活動的現金淨額

截至二零零七年十二月三十一日止年度，用於投資活動的現金淨額為人民幣4,799,341,000元，較二零零六年的人民幣3,686,690,000元增加人民幣1,112,651,000元，主要由於本集團為船舶、集裝箱和其他在建工程的資本開支人民幣4,874,933,000元較二零零六年的人民幣3,671,894,000元增加人民幣1,203,039,000元所致。

管理層討論及分析

來自融資活動的現金淨額

截至二零零七年十二月三十一日止年度，來自融資活動的現金淨額為人民幣12,568,762,000元，較二零零六年來自融資活動的現金淨額人民幣413,196,000元淨增加人民幣12,155,566,000元。主要由於：本集團於2007年12月發行了2,336,625,000股A股，募集資金淨額合計人民幣15,221,864,000元；二零零七年六月發行了公司債券，募集資金淨額為人民幣1,775,488,000元；二零零七年提前償還了所有人民幣貸款，償還的銀行貸款合計金額較二零零六年增加了人民幣2,863,197,000元；派發股東股利較二零零六年增加了人民幣1,067,250,000元（按每10股每股面值人民幣1元之股份派發5.5股紅股，同時派發人民幣1,549,650,000元現金股利）。

應收貿易帳款的平均週轉期

由於管理層致力加強客戶清償款項的信貸控制，應收貿易帳款的平均週轉期日數較上一年度明顯下降。

負債比率

截至二零零七年十二月三十一日，本集團的負債比率（債務與股東權益之比率）為-21.3%，低於二零零六年之46%。負債比率的下降主要原因為本集團本年度經營活動現金淨流入及融資活動現金淨流入大於對船舶及集裝箱建造等資本支出及支付股利的現金流出，為公司帶來充沛的現金。此外，本集團通過2007年底A股發行及良好的經營效益亦大幅增加了公司的淨資產，這些因素均使本集團負債比率大幅降低。

外匯風險及有關對沖

本集團大部份收益收入以美元結算或以美元計價。然而，大部份經營支出亦是以美元結算或計價。因此，人民幣持續升值對經營淨收入帶來的負面影響，能在一定程度上得以相互自然沖消。

隨着人民幣升值，以美元及港幣為面值的現金及現金等價物等貨幣性淨資產持續貶值，年內本集團致力改善此等資產之貨幣結構，因此本集團得以控制年度匯兑損失為人民幣57,738,000元，截止二零零七年十二月三十一日，外幣報表折算差額影響股東權益約為人民幣530,346,000元。本集團一直以來密切關注人民幣匯率的波動，對經營淨現金流入的外幣收入及時結匯，降低匯率變動帶來的損失。未來本集團將繼續執行及時結匯的政策，減少以外幣計價的貨幣性淨資產，並在需要之時，以適當的方法，包括遠期合約等對沖工具按本集團業務的實際需要，減低本集團的外匯風險。

管理層討論及分析

資本開支

截至二零零七年十二月三十一日止年度，用於添置集裝箱船舶、在建中船舶開支為人民幣3,852,294,000元，用於信息系統開發開支為人民幣29,641,000元，用於購買集裝箱開支為人民幣1,069,232,000元，用於購置辦公室設施及車輛開支為人民幣14,544,000元。

資本承擔

截至二零零七年十二月三十一日，本集團就已訂約但未撥備之在建船舶的資本承擔為人民幣10,451,693,000元。預計部份可由經營業務產生的現金支付，部份由A股募集資金開支，其他主要通過發行債券或銀行貸款支付。

收購

於二零零七年十月十五日，本公司與中海集團投資有限公司(「中海投資」)、中海船務代理有限公司(「中海船務」)及中海海南物流有限公司訂立協議，以收購彼等於中海集裝箱運輸海南有限公司(「中海集運(海南)」)之全部股權，分別為10%、20%及30%；及與中海投資訂立七份協議，收購其分別於中海集裝箱運輸廈門有限公司、中海集裝箱運輸大連有限公司、中海集裝箱運輸廣州有限公司、中海集裝箱運輸青島有限公司、中海集裝箱運輸上海有限公司、中海集裝箱運輸深圳有限公司及中海集裝箱運輸天津有限公司擁有之全部10%股權；本公司之附屬公司中海集運(海南)與中海船務訂立協議，以收購中海船務於海口中海集裝箱運輸有限公司擁有之全部10%股權。上述收購之應付代價對價總額為人民幣40,955,000元。

預計負債

於二零零七年十二月三十一日，本集團預計負債為人民幣25,000,000元記入撥備。

僱員、培訓及福利

截至二零零七年十二月三十一日，本集團共有僱員3,523人，總開支約為人民幣1,010,176,000元(其中包含為賦予本公司董事(「董事」)及員工的H股股票增值權而於本年度預提的人民幣100,469,000元費用)。另外，本集團與多間中國海運(集團)總公司的附屬公司訂有合約，它們向本集團提供合共約3,093名船員，主要服務於自有及光租船舶上。

本集團的員工酬金包括基本薪酬、其他津貼及表現花紅。本集團為其員工採納一項表現掛鈎花紅計劃。該計劃專為將本集團員工的財務利益與若干業務表現指標掛鈎。該等指標可能包括但不限於本集團的目標利潤。

管理層討論及分析

本集團員工的表現掛鈎花紅計劃細則各不相同。本集團現分別對其各附屬公司設定須達到的若干表現指標，並按當地情況製定本身的詳細表現酬金政策。

本集團於二零零五年十月十二日採納並於二零零六年六月二十日和二零零七年六月二十六日修訂的一項以現金償付、以股票為基礎的補償計劃，名為「H股股票增值權計劃」(「增值權計劃」)。獲授予增值權的僱員向本公司提供的服務的公平值確認為本公司的費用。僱員有可能於未來享有一份以現金支付的補償，該補償以行權時本公司之H股股票價格與授予時的價格的增長為基礎來計算。

董事、監事及管理層簡介

執行董事

李紹德先生(57歲)

現任本公司董事長兼執行董事，負責本集團(本公司及附屬公司)營運的整體管理及制訂本集團的業務策略，也是現任的中海總裁、黨組副書記，中海發展股份有限公司董事長。李先生於一九六八年加入上海海運局，開始其航運事業，一九六八年至一九九三年期間，歷任上海海運局油輪船隊黨委副書記、勞資處副處長、處長、副局長；一九九三年至一九九五年，出任上海海運(集團)公司副總經理；一九九五年至一九九七年，出任上海海運(集團)公司總經理；於一九九七年至二零零三年出任中海副總裁，於二零零三年至二零零六年六月，出任中海黨組書記、副總裁；自二零零六年六月至二零零六年十一月，出任中海總裁、黨組書記；自二零零六年十一月至今，出任中海總裁、黨組副書記，在航運業累積了超過三十五年的經驗。李先生於一九八三年畢業於上海海運學院水運管理專業，一九九七年畢業於上海海運學院水運管理系，獲得工學碩士學位；於一九九九年起獲國務院特殊貢獻津貼；於二零零一年獲選為中國船東協會副會長。李先生於一九九七年十月加入本公司。

張國發先生(51歲)

現任本公司副董事長兼執行董事，也是現任的中海副總裁、黨組成員，中海發展股份有限公司董事。張先生於一九八零年開始其航運事業，一九九一年至二零零零年，歷任國家交通部水運管理司副主任科員、主任科員、副處長、處長；二零零零年七月至二零零一年十一月，出任交通部水運司司長助理；於二零零一年十一月至二零零四年十一月，出任交通部水運司副司長；二零零四年十一月至今，出任中海副總裁及自二零零五年十二月起兼任黨組成員，擁有豐富的管理經驗。張先生於一九八八年自武漢大學本科畢業，於一九九一年取得武漢大學碩士學位，於一九九七年取得武漢大學經濟學系博士學位。張先生於二零零五年二月加入本公司。

董事、監事及管理層簡介

黃小文先生(45歲)

現任本公司董事總經理、執行董事及本公司黨委副書記，負責本公司全面行政工作。黃先生於一九八一年開始其航運事業，一九八一年至一九九七年，歷任廣州遠洋公司集運部科長、中國遠洋(集團)總公司中集總部箱運部副總經理、總經理；一九九七年至二零零六年出任本公司常務副總經理並於二零零五年起兼任本公司執行董事；自二零零六年一月至今出任本公司董事總經理兼執行董事，自二零零七年一月至今任本公司黨委副書記。二零零零年，黃先生的「散貨集裝箱」新發明獲得中國國家知識產權局的實用新型專利證書，其產品被評為香港二零零二年新產品，並獲得香港新技術國際博覽會金獎；二零零二年，黃先生又發明了「多用汽車集裝箱」並獲得中國國家知識產權局的實用新型專利證書，擁有豐富的集裝箱班輪運輸專業知識和管理經驗，被上海市人民政府授予「2001-2003年度上海市勞動模范」，並被上海市委授予「2002-2003年度上海市優秀共產黨員」。黃先生於一九八一年畢業於青島遠洋船員學院，主修船舶駕駛專業，於一九九七年十月加入本公司。

趙宏舟先生(39歲)

現任本公司執行董事副總經理。趙先生協助本公司總經理，負責本公司的生產、經營及行政工作。趙先生於一九九三年開始其航運事業，於一九九四年出任中遠集團集裝箱總部科長，於一九九七年至二零零二年，歷任中海集團總裁事務部副部長、部長，於二零零二年十一月起任本公司副總經理，並於二零零五年二月起兼任本公司執行董事，在管理方面累積了豐富經驗。趙先生於一九九三年畢業於上海海運學院運輸管理工程專業，獲工程碩士學位，於二零零二年十一月加入本公司。

董事、監事及管理層簡介

非執行董事

馬澤華先生(54歲)

現任本公司副董事長兼非執行董事，也是現任的中海黨組書記、副總裁。馬先生於一九八七年三月至一九九三年三月，歷任中國遠洋運輸總公司航運處副處長、航運部副經理；於一九九三年三月至一九九五年二月，出任中國遠洋運輸(集團)總公司總裁助理、發展部總經理；於一九九五年二月至一九九七年八月，出任中國遠洋運輸(集團)總公司美洲公司總裁、黨委書記；於一九九七年十二月至一九九九年十二月，出任廣州遠洋運輸公司副總經理、黨委委員；於一九九九年十二月至二零零零年二月，出任青島遠洋運輸公司總經理、黨委委員；於二零零零年二月至二零零零年十一月，出任青島遠洋運輸公司總經理、黨委書記；於二零零零年十一月至二零零一年九月，出任青島遠洋運輸公司總經理、黨委委員；於二零零一年八月至二零零六年十一月，出任中國遠洋運輸(集團)總公司副總裁、黨組成員；於二零零六年十一月至今，出任中海黨組書記、副總裁，在航運業累積了豐富的經驗。馬先生畢業於上海海事大學，獲得碩士學位，於二零零七年六月加入本公司。

張建華先生(57歲)

現任本公司非執行董事，也是現任的中海副總裁、黨組成員。張先生於一九七三年開始其航運事業，於一九七五年至一九八三年期間，歷任天津遠洋公司船舶副政委、政委；一九八五年至一九九二年，出任天津遠洋運輸公司黨委副書記；一九九二年至一九九七年，出任中國海員對外技術服務公司總經理及一九九三年至一九九七年兼任黨委書記；一九九七年至二零零零年八月，出任中海副總裁、黨委委員；二零零零年八月至今，出任中海副總裁、黨組成員，在船舶運輸及船員管理工作方面累積了三十多年經驗，同時也具有豐富的企業管理經驗。張先生於一九八五年畢業於大連海運學院政工幹部專業，於一九九七年十月加入本公司。

董事、監事及管理層簡介

林建清先生(53歲)

現任本公司非執行董事，也是現任的中海副總裁、黨組成員，中海發展股份有限公司副董事長。

林先生於一九八二年加入廣州海運局，一九八二年至一九九三年期間歷任廣州海運管理局船舶三管輪、二管輪、大管輪、輪機長；於一九九三年九月至一九九四年十月期間歷任廣州海運(集團)有限公司船舶輪機長、機務科副科長、科長；於一九九四年十月至一九九七年七月，歷任廣州海運(集團)公司總經理助理、副總經理；於一九九七年七月至一九九八年七月，出任中海副總裁、黨委委員和廣州海運(集團)有限公司副總經理；於一九九八年七月至二零零零年八月，出任中海副總裁、黨委委員；於二零零零年八月至二零零五年四月，出任中海副總裁；於二零零五年四月至今出任中海副總裁、黨組成員，在航運業累積了近三十年的工作經驗。林先生於一九八二年畢業於大連海運學院輪機管理專業，一九九九年獲大連海事大學運輸規劃與管理碩士學位，二零零三年獲華東師範大學工商管理系博士學位，於二零零八年二月加入本公司。

王大雄先生(47歲)

現任本公司非執行董事，也是現任的中海副總裁、黨組成員，中海發展股份有限公司董事，中海(海南)海盛船務股份有限公司董事長，中海集團投資有限公司董事長和招商銀行董事。於一九八三年開始其航運事業，於一九八三年至一九九五年，歷任廣州海運局財務處副科長、科長、處長；一九九六年一月至四月，出任廣州海運(集團)公司財務部部長，一九九六年四月至一九九八年一月，出任廣州海運(集團)公司總會計師兼財務部部長；一九九八年至二零零一年，出任中海總會計師、黨委委員；二零零一年至二零零五年四月，出任中海副總裁；二零零五年年四月至今，出任中海副總裁、黨組成員，具有豐富的財務管理經驗。王先生曾擔任上海交通會計學會會長，以及交通部高級會計師評審委員會委員。王先生於一九八三年畢業於上海海運學院水運管理系水運財會專業，於二零零四年二月加入本公司。

董事、監事及管理層簡介

徐輝先生(45歲)

現任本公司非執行董事，也是現任的上海海運(集團)公司總經理兼黨委書記。徐先生於一九八二年開始其航運事業，於一九九零年十二月至一九九六年一月，出任上海海運局油輪公司船舶輪機長；於一九九六年一月至一九九六年十二月，出任上海海運局油輪公司總經理助理兼指導輪機長；於一九九六年十二月至一九九七年十月，出任上海海興輪船股份有限公司技術部副主任；於一九九七年十月至一九九八年一月，出任上海海運(集團)公司技術部主任；於一九九八年一月至二零零二年六月，出任上海海運(集團)公司及中海發展股份有限公司油輪公司副總經理；於二零零二年六月至二零零五年三月，出任上海海運(集團)公司副總經理；二零零五年三月至今，出任上海海運(集團)公司總經理兼黨委書記。徐先生於一九八二年畢業於集美航海專科學校，主修船舶輪機管理，於二零零五年十月加入本公司。

姚作芝先生(61歲)

現任本公司非執行董事，也是現任的廣州海運(集團)有限公司黨委書記。姚先生於一九六五年加入廣州海運局，於一九六五年至一九九三年期間曾歷任組織處科長、處長、組織部長及副局長；於一九九三年至一九九七年，出任廣州海運(集團)公司副總經理；於一九九七年至二零零五年，出任中海發展股份有限公司貨輪公司黨委書記；於一九九七年至今出任廣州海運(集團)公司黨委書記，於二零零二年至二零零七年一月出任廣州海運(集團)公司總經理，於二零零三年五月至二零零七年三月出任中海發展股份有限公司董事，在航運業累積了超過四十年的經驗。姚先生於一九八五年畢業於華南師範大學政治專業，於二零零三年十月加入本公司，於二零零四年二月至二零零六年八月出任本公司監事會主席，於二零零六年八月至今出任本公司非執行董事。

董事、監事及管理層簡介

獨立非執行董事

胡漢湘先生(67歲)

現任本公司獨立非執行董事。胡先生於一九六六年畢業於大連海運學院航海駕駛專業，一九六八年至一九七二年，歷任天津港務局技術員、天津燃料供應公司船舶駕駛員；一九八二年至一九八五年，歷任國家交通部水運局調度員、海洋運輸管理局調度室副主任；一九八五年至一九九四年，歷任國家交通部海洋運輸管理局副局長、運輸管理司副司長兼中國水運中心主任、水運司副司長兼全國水運總調度室主任；一九九四年至二零零零年，任國家交通部水運司司長；二零零零年至今任海峽兩岸航運交流協會理事長，在航運業累積了三十多年的經驗。二零零零年起任國家交通部第一屆、第二屆專家委員會委員，二零零一年被列入中國專家名人大辭典經濟專家。一九九五年開始先後兼任中國口岸協會副會長、中國交通運輸協會副會長、中國航海協會副理事長、海峽兩岸關係協會理事、海峽兩岸經貿協調會委員、中國船東協會名譽副會長等職務。胡先生於二零零四年三月獲委任為本公司獨立非執行董事。

汪宗熙先生(74歲)

現任本公司獨立非執行董事，曾任上海市八屆政協常委。汪先生於一九六四年通過成人高等教育畢業於同濟大學建築機電設備系，一九九三年起成為中國註冊會計師，上海註冊會計師協會會員(中國註冊會計師協會為中國的認可法團，其屬下的會計師在中國獲認可為職業會計師)。汪先生於一九五一年參加工作，長期服務於上海市財政、稅務部門，從事綜合經濟管理工作；其後於一九八三年，加入上海市審計局的籌建，一九八四年上海市審計局成立時擔任副局長；一九八六年至一九八八年，擔任上海市政府財貿辦公室副主任；一九八八年，重返上海市審計局擔任局長，直至一九九三年擔任上海市政協八屆常務委員。其間曾擔任上海愛建信託投資有限公司顧問。汪先生於二零零四年三月獲委任為本公司獨立非執行董事。

董事、監事及管理層簡介

沈康辰先生(67歲)

現任本公司獨立非執行董事，曾任上海海運學院院長。沈先生於一九五七年九月至一九六八年四月在華東水利學院學習，水道及港口專業本科，工程力學研究生，師從徐芝綸院士。於一九六六年九月至一九七九年十二月，歷任重慶交通學院、重慶建工學院教師、講師、副教授；一九八一年八月至一九八三年八月，分別在美國卡內基梅隆大學和美國佛羅里達大學做訪問學者；於一九八三年八月至一九八五年一月，出任重慶交通學院副院長；於一九八五年二月至一九八八年二月，歷任上海海運學院系主任、總支書記、教授；於一九八八年三月至一九九一年十一月，出任上海海運學院副院長、教授；於一九九一年十二月至一九九九年四月，出任上海海運學院院長、教授。在此期間，於一九九七年八月至一九九八年一月又應邀赴美國新澤西理工學院做訪問學者；一九九九年五月起，出任上海海運學院網絡計算研究所所長。二零零四年至今，建研科技股份有限公司上海公司總工程師。沈先生於二零零七年六月獲委任為本公司獨立非執行董事。

盤占元先生(67歲)

現任本公司獨立非執行董事。盤先生在整個航運職業生涯中為東方海外貨櫃有限公司工作，作為高級主管和董事總經理分別在紐約、倫敦和香港工作，服務和參加了東方海外貨櫃有限公司及其附屬公司幾屆董事會和國際商務活動；於1994-1998年擔任歐洲區主管(CHAIRMANAND MANAGING DIRECTOR)期間，被歐盟競爭委員會任命為「五人小組」的成員，該小組為歐盟競爭政策之諮詢核心。於二零零一年自東方海外貨櫃公司退休，於二零零一年起至以後四至六年，被香港特區政府委任為香港航運局、香港物流發展局、香港港口發展局及香港航運發展局之委員。自二零零零年至二零零五年三屆被選為香港定期班輪協會之主席，在航運界有三十多年的工作經驗。

盤先生接受高等教育學歷，並於美國哈佛商業學院修畢AMP全部課程。盤先生於二零零七年六月獲委任為本公司獨立非執行董事。

董事、監事及管理層簡介

沈重英先生(63歲)

現任本公司獨立非執行董事。沈先生畢業於上海工業學院，於一九七二年六月至一九九零年十二月，曾任職於陝西省多個政府部門；一九九零年十二月至一九九四年五月，任香港鄜山有限公司董事長(陝西省政府窗口公司)；一九九四年五月至一九九六年二月，任上海市計劃經濟研究所副所長；一九九六年二月至一九九八年十月，任上海市證券期貨監督管理辦公室常務副主任、主任；一九九八年十月至二零零三年六月，任中國證監會上海證管辦黨委書記、主任，中國證監會上海稽查局局長；二零零三年七月至二零零六年八月，任上海證券交易所非會員理事、上海證券交易所會員管理委員會主任；二零零三年三月，任上海市第十二屆人民代表大會常務委員會委員。沈先生於二零零七年九月加入本公司。

監事會成員

陳德誠先生(57歲)

現任本公司監事會主席，也是現任的中海黨組成員、工會主席。陳先生於一九六八年十月開始其航運事業，於一九八四年至一九九二年，歷任上海海運局黨委辦公室副主任、主任；於一九九二年至一九九五年，出任上海海運(集團)公司實業總公司常務副總經理兼黨總支書記；於一九九五年至一九九八年，出任上海海運(集團)公司工會主席、黨委委員；於一九九八年三月至二零零零年八月，出任中海工會主席、黨委委員；於二零零零年八月至二零零一年二月，出任中海工會主席；於二零零一年二月至今，出任中海黨組成員、工會主席。陳先生於一九八二年九月至一九八四年八月期間在華東師範大學中文系幹部專修班秘書專業學習，於一九九七年九月至二零零零年七月期間在華東理工大學行政管理專業在職學習，於二零零六年八月加入本公司。

董事、監事及管理層簡介

姚國建先生(54歲)

現任本公司監事，也是現任的本公司黨委副書記兼紀委書記。姚先生於一九七七年開始其航運事業，於一九七八年四月至一九八五年九月，歷任上海海運局立豐船廠車間副主任、黨支部副書記、行政科科長；於一九八七年九月至一九九四年十月，歷任上海海運局立豐船廠膳食科科長、監察科科長、行政科科長；於一九九四年十月至一九九七年七月，歷任上海海運(集團)公司紀委紀檢監察員、上海海運(集團)公司貨二公司紀委書記、上海海興輪船股份有限公司集裝箱分公司紀委書記兼工會主席；於一九九七年七月至二零零二年三月，出任中海監審部副部長兼中海機關黨委副書記、紀委書記；於二零零二年三月至二零零三年一月，出任中海集團物流有限公司黨委委員、紀委書記、工會主席，在管理方面累積了豐富的經驗。姚先生於一九八五年九月至一九八七年九月在華東師範大學政教系學習，於二零零三年一月加入本公司。

屠士明先生(44歲)

現任本公司監事，也是現任的中海監審部副部長。屠先生於一九八三年畢業於上海港灣學校水運會計專業，一九九零年取得上海財經大學會計學本科學歷。於一九八三年開始其航運業的工作，一九九六年十一月至一九九七年十二月，出任上海海興輪船股份有限公司集裝箱分公司財務科任科長；一九九七年十二月至二零零五年三月，歷任中海集團監審部審計處科長、副處長、處長，於二零零五年十月加入本公司。

王修平先生(43歲)

現任本公司企劃部總經理及本公司監事。王先生於一九八二年加入原上海海運局，於一九九零年至一九九八年，曾歷任遠洋船舶三副、二副和大副；於二零零零年至二零零三年，曾歷任本公司預配中心副科長、科長、副經理、副經理(主持工作)，在航運業累積了二十多年的經驗。王先生於一九九零年畢業於上海海運職工大學航海駕駛專業，二零零六年畢業於中央廣播電視大學工商管理專業。王先生於一九九九年一月加入本公司，他在管理方面累積了豐富的經驗。於二零零二年，獲中國海員工會全國委員會頒發金錨獎。

董事、監事及管理層簡介

華民先生(57歲)

現任本公司獨立監事。華先生於一九八二年獲得復旦大學經濟學學士學位,於一九九三年獲得復旦大學世界經濟博士學位。曾在中國人民解放軍和上海縫紉機廠工作;於一九八二年至一九九零年,任華東師範大學講師;於一九九零年至一九九三年在復旦大學修讀博士;於一九九三年至二零零零年,曾歷任復旦大學世界經濟系副教授、教授,其後升任系主任;於二零零零年,加入復旦大學世界經濟研究所,擔任所長。華先生於二零零四年三月獲任本公司監事。

潘英麗女士(52歲)

現任本公司監事,並為上海交通大學安泰經濟與管理學院教授,主要從事金融學和宏觀經濟學的教學和研究工作。潘女士於一九七八春考入華東師範大學就學,獲得學士和碩士學位,並於一九八四年留校任教,一九九一年普升為副教授,一九九二年在職獲得經濟學博士學位,一九九四年普升為正教授。潘女士於二零零五年十一月調入上海交通大學工作。於二零零四年三月獲委任為本公司監事。

公司秘書

葉宇芒先生(41歲)

現任本公司董事會秘書室總經理及本公司董事會秘書,高級經濟師。於一九八九年至一九九六年,在上海海運(集團)公司從事船舶技術及行政管理工作;於一九九五年五月至八月,出任中海發展股份有限公司的助理公司秘書;於一九九五年八月至二零零零年四月,出任中海發展股份有限公司的聯席公司秘書;於二零零一年四月至二零零三年三月,出任中海發展股份有限公司的公司秘書。葉先生於一九八九年畢業於上海海運學院,獲機械工程碩士學位,於二零零七年三月獲上海財經大學高級工商管理碩士學位(EMBA),於二零零二年十一月加入本公司。

董事、監事及管理層簡介

高級管理人員

黃新明先生(53歲)

現任本公司黨委書記、副總經理，高級工程師。黃先生於一九七一年開始其航運事業，於一九八五年七月至一九九三年十月，出任上海海運局副處長及處長；於一九九三年十月至一九九五年十二月，出任上海海運(集團)公司組織部部長及人事部主任；於一九九五年十二月至一九九八年十二月，出任上海海運(集團)公司副總經理、中海船務代理有限公司總經理及黨委書記；於一九九八年十二月至二零零零年一月，出任中海船務代理有限公司總經理；於二零零零年一月至二零零四年八月，出任中國海運(集團)總公司總裁助理、中海集團物流有限公司總經理及黨委副書記，在管理方面累積了豐富的經驗。黃先生於一九九七年一月畢業於華東師範大學世界經濟專業(在職研究生班)，於一九九九年十月畢業於澳門國際公開大學，獲工商管理碩士學位。黃先生於二零零四年十二月加入本公司。

李學強先生(47歲)

現任本公司副總經理。李先生協助本公司總經理，負責本公司的安全及技術工作。李先生於一九八三年加入上海海運局。在一九八三年至一九九七年期間曾歷任上海海運局輪機長、上海海運客運公司總經理助理、上海海運技術部副部長，以及上海海興集裝箱分公司副總經理。李先生長期從事於航海及船舶技術管理工作。他於企業管理及運輸安全管理方面也積累了廣泛經驗。李先生於一九八三年畢業於大連海運學院輪機管理專業，取得了工學學士學位，於二零零五年畢業於上海海事大學國際法學專業，取得了法學碩士學位。李先生於一九九七年十月加入本公司。

季灝先生(57歲)

現任本公司副總經理。季先生協助本公司總經理，負責本公司的人事及行政管理工作。季先生於一九七一年加入上海海運局，於一九七一年至一九九八年，曾歷任上海海運(集團)公司油輪公司船舶政委、科長，上海海興輪船股份有限公司貨運分公司副總經理。於一九九八年至一九九九年出任中海發展股份有限公司貨輪公司上海分公司副總經理。季先生長期從事人事管理和船舶安全管理工作，具有豐富的經驗。季先生於一九八五年畢業於大連海運學院社科系，於一九九九年三月加入本公司。

董事、監事及管理層簡介

徐偉勇先生(46歲)

現任本公司副總經理。徐先生協助本公司總經理，負責本公司的生產和經營工作。於一九八三年開始其航運事業，於一九八三年至一九九七年，歷任上海遠洋運輸公司的船舶輪機員、航運處業務員及上海奥吉國際貨運有限公司總經理；於一九九七年至二零零三年，出任鵬達船務有限公司上海辦事處經理；於二零零三年至二零零六年，出任本公司的附屬公司中海集裝箱運輸上海有限公司總經理，在經營、管理方面累積了豐富經驗。徐先生於一九八三年畢業於上海海運學院輪機管理專業，於二零零六年一月加入本公司。

趙小明先生(52歲)

現任本公司總會計師。趙先生協助本公司總經理，負責本公司的財務管理工作。趙先生於一九八三年開始其航運事業，於一九八三年至一九九三年，在上海海運局財務處工作；於一九九三年至一九九六年，出任上海海運局財務處副處長；於一九九七年一月至一九九八年一月，出任上海海興輪船股份有限公司財務處主任；於一九九八年一月至一九九九年七月，出任中國海運(集團)總公司計財部副部長；於一九九九年七月至二零零三年一月，歷任中海集裝箱運輸有限公司財務副總監、財務總監；於二零零三年至二零零六年，出任本公司的附屬公司中海集裝箱運輸(香港)有限公司財務總監和中海集運(香港)代理公司財務總監，以及中海(香港)控股有限公司總會計師、財務部總經理兼中國海運(集團)總公司結算中心香港分部主任，在財務管理和監督方面累積了豐富經驗。趙先生於一九八三年畢業於上海海運學院財會專業，一九九六年六月畢業於上海財經大學貨幣銀行專業，碩士，高級會計師職稱，於一九九九年七月加入本公司。

董事會報告

董事會謹提呈其截至二零零七年十二月三十一日止年度報告及經審核之財務報表。

業務及經營之地區分部

本集團各項業務包括擁有、租賃及營運集裝箱船舶，以提供國際、國內集裝箱運輸服務。附屬公司業務載於財務報表附註四十。

本集團本年度之經營業績按業務及地區分部份析之情況載於財務報表附註五。

業績

本集團本年度之經營業績載於第69頁的財務報表附註綜合收益表。

股息

董事會於二零零八年四月一日建議派發末期股息每股人民幣0.04元，總計人民幣467,325,000元。

儲備

本集團及本公司本年度儲備變動情況載於第70頁綜合權益變動表及財務報表附註十八。

物業、機器及設備

物業、機器及設備變動詳情載於財務報表附註六。

股本

本公司股本變動之詳情載於財務報表附註十七。

董事會報告

可供分配儲備

根據中國公司法，公司只可從可供分派年度盈利中分派股息(即本公司的稅後利潤扣除(i)以往年度的累計虧損；及(ii)撥入法定盈餘公積金，以及(如有)任意盈餘公積金(按該等先後次序撥入各項基金)後的餘額)。

根據公司章程，就釐定可供分派利潤而言，本公司的可供分配利潤為其根據(i)中國會計準則及規則；及(ii)香港財務報告準則計算所得的稅後利潤兩者中較低者。

於二零零七年十二月三十一日，按上述基礎計算，本公司可供分配儲備金額約為人民幣488,570,000元。該金額為根據中國會計準則及規則編制所得。

優先認購權

根據本公司的公司章程及中國的法律，本公司並無有關優先認購權規定，致使本公司需按持股比例向現有股東呈請發售新股之建議。

財務摘要

本集團業績及資產負債摘要載於第156頁。

購買、出售和贖回證券

本公司於二零零七年十二月十二日在上海證券交易所掛牌上市，發行A股計2,336,625,000股。

除上述外，本報告期內，本集團並無購買、出售和贖回本公司的任何證券。

H股股票增值權計劃

根據在二零零五年十月十二日公司第二次臨時股東大會通過的《關於採納並通過〈H股股票增值權計劃〉及其實施辦法的議案》，公司實施H股股票增值權計劃作為適當的激勵機制。

根據增值權計劃以及其於二零零六年六月二十日及二零零七年六月二十六日的修訂，參與人的範圍為：公司董事會成員(不包括獨立非執行董事)、公司監事會成員(不包括獨立監事)，公司高級管理人員，經營部門主要負責人和管理部門主要負責人，下屬控股子公司總經理和副總經理等人員。

董事會報告

董事與監事

截至本報告日期，本年度在職董事與監事如下：

執行董事：

李紹德先生
張國發先生
黃小文先生
趙宏舟先生

非執行董事：

馬澤華先生
張建華先生
林建清先生
王大雄先生
徐輝先生
姚作芝先生

獨立非執行董事：

胡漢湘先生
汪宗熙先生
沈康辰先生
盤占元先生
沈重英先生

監事：

陳德誠先生
姚國建先生
屠士明先生
王修平先生
華民先生
潘英麗女士

根據本公司章程，本公司董事與監事的任期為三年。

董事會報告

董事與監事之服務合約

各董事和監事已分別與本公司訂立服務合約，本屆董事會、監事會的各董事及監事的服務期均至2010年6月。

本公司並沒有與任何董事或監事訂立不能由本公司於一年內免付賠償（法定賠償除外）而終止之服務合約。

董事與監事的合同權益

沒有任何董事或本公司監事現在或過去對其直接或間接擁有重大權益的重要合約（定義見聯交所證券上市規則（「上市規則」）附錄十六），於本年度結束時或於本年度的任何時間內存在。

沒有與本公司業務有關的任何重要合約，一方為本公司、其附屬公司、其控股公司或其控股公司的附屬公司，並且董事或本公司監事現在或過去對其直接或間接擁有重大權益，於本年度結束時或於本年度的任何時間存在。

沒有與公司訂立的或擬訂立的任何董事或本公司監事現在或過去以任何方式對其直接或間接擁有重大權益的合約，於本年度結束時或於本年度的任何時間內存在。

董事、監事及高級管理人員簡介

各董事、監事及高級管理人員之簡介載於第23頁至第34頁。

於二零零七年十二月三十一日，李紹德、張建華、王大雄及張國發各自分別為中海之總裁、副總裁、副總裁及副總裁。於二零零七年十二月三十一日，中海於本公司股份及相關股份中，擁有根據《證券及期貨條例》第XV部第2條及第3分部條文須向本公司披露之權益或淡倉。

董事、最高行政人員與監事認購股份或債券的權利

沒有任何安排，現在或過去一方為本公司、其附屬公司、其控股公司或其控股公司的附屬公司使董事、最高行政人員或本公司監事通過購買本公司或其他法人團體的股份或債券獲益，於本年度結束時或於本年度的任何時間內存在。

董事會報告

董事與監事的股份權益

九名董事及四名監事根據本公司股東於二零零五年十月十二日採納並修訂於二零零六年六月二十日和二零零七年六月二十六日之增值權計劃獲授增值權。增值權計劃詳情載於本公司致股東日期為二零零五年八月二十六日之通函且修改的增值權計劃已提交至二零零六年六月二十日和二零零七年六月二十六日之股東週年大會。截止二零零七年十二月三十一日，該等董事及監事於本公司相關H股之權益如下：

姓名	所涉及相關H股數目	持有相關H股之身份	佔H股百分比數字
董事：			
李紹德	2,182,000	實益擁有人	0.09% (好倉)
張國發	1,431,000	實益擁有人	0.06% (好倉)
黃小文	2,151,000	實益擁有人	0.09% (好倉)
趙宏舟	1,680,000	實益擁有人	0.07% (好倉)
馬澤華	981,000	實益擁有人	0.04% (好倉)
張建華	800,000	實益擁有人	0.03% (好倉)
王大雄	800,000	實益擁有人	0.03% (好倉)
徐輝	700,000	實益擁有人	0.03% (好倉)
姚作芝	700,000	實益擁有人	0.03% (好倉)
監事：			
陳德誠	612,000	實益擁有人	0.03% (好倉)
姚國建	1,600,000	實益擁有人	0.07% (好倉)
王修平	900,000	實益擁有人	0.04% (好倉)
屠士明	260,000	實益擁有人	0.01% (好倉)

董事會報告

說明：

除上文披露者外，截至二零零七年十二月三十一日，董事、監事或其聯繫人士概無與本公司或其關聯法團(定義見《證券及期貨條例》第XV部)任何股份中擁有根據《證券及期貨條例》第XV部第7及8分部須知會本公司和聯交所的權益(包括根據《證券及期貨條例》有關規定任何董事或監事被當作或視為擁有的權益和淡倉)，或根據《證券及期貨條例》第352條登記在本公司所存置登記冊的權益，或根據上市公司董事進行證券交易的《標準守則》須知會本公司和聯交所的權益。

主要股東權益

截至二零零七年十二月三十一日，就本公司董事所知，下列人士(董事或監事除外)於本公司股份中擁有根據《證券及期貨條例》第XV部第2及3分部的規定須向本公司披露的權益或淡倉，或根據《證券及期貨條例》第336條登記在本公司所存置登記冊的權益或淡倉：

股東名稱	股份類別	所持股份／相關股份數目	身份	佔有關股本類別百分比	佔股本總數百分比
中國海運(集團)總公司	A股	5,595,500,000 (好倉)	實益擁有人	70.54%	47.89%
Hutchison International Limited	H股	374,724,900 (好倉)	實益擁有人	9.99%	2.07%
Baring Asset Management Limited	H股	333,854,650 (好倉)	投資經理	8.90%	2.86%
Northern Trust Fiduciary Services (Ireland) Limited	H股	298,073,950 (好倉)	受託人	7.95%	2.55%
UBS AG	H股	267,987,751 (好倉) 16,385,262 (淡倉)	實益擁有人及對股份持有保證權益的人及你所控制的法團的權益	7.14% (好倉) 0.44% (淡倉)	2.29% (好倉) 0.14% (淡倉)

董事會報告

除上文所披露者外，截至二零零七年十二月三十一日，就本公司董事所知，概無其他人士（董事或監事除外）於本公司股份中擁有根據《證券及期貨條例》第XV部第2及3分部的規定須向本公司及聯交所披露的權益或淡倉，或根據《證券及期貨條例》第336條須登記在本公司所存置登記冊的權益或淡倉。

公眾持股量

就可提供本公司之公開資料及董事所知，於本報告發行前的最後可行日期，本公司已發行股份有足夠並超過《上市規則》規定25%之公眾持股量。

管理合同

本年度內，本公司並無就整體業務或任何重要業務之管理或行政工作簽訂或存有任何合同。

主要客戶和供貨商

本集團本年度向五大客戶作出之銷售及向五大供貨商作出之採購佔本集團之收益及採購額的比率均少於30%。

截至二零零七年十二月三十一日止年度，本公司之董事、監事、其聯繫人士及任何股東（據董事會所知擁有5%以上本公司之股本者），並沒有擁有本集團五大客戶或五大供貨商的任何權益。

關連交易

根據《上市規則》第14A.45條之要求，需要於本年度報告中披露的關連交易如下：

於二零零七年十月十五日，本公司與中海集團投資有限公司（「中海投資」）、中海船務代理有限公司（「中海船務」）及中海海南物流有限公司訂立協議，以收購彼等於中海集裝箱運輸海南有限公司（「中海集運（海南）」）之全部股權，分別為10%、20%及30%；及與中海投資訂立七份協議，收購其分別於中海集裝箱運輸廈門有限公司、中海集裝箱運輸大連有限公司、中海集裝箱運輸廣州有限公司、中海集裝箱運輸青島有限公司、中海集裝箱運輸上海有限公司、中海集裝箱運輸深圳有限公司及中海集裝箱運輸天津有限公司擁有之全部10%股權；本公司之附屬公司中海集運（海南）與中海船務訂立協議，以收購中海船務於海口中海集裝箱運輸有限公司擁有之全部10%股權。上述收購之應付代價對價總額為人民幣40,955,000元（相等於約40,955,000港元）。

董事會報告

中海乃本公司之主要控股股東，而中海投資、中海船務及中海海南物流有限公司皆為中海之全資附屬公司，故上述收購根據上市規則構成本公司之關連交易。

本公司獲聯交所發出為期三年（於二零零六年十二月三十一日終止，但經公司二零零七年四月十日的股東大會批准更新（更新詳情請見本公司二零零七年一月二十四日的公告、二月十六日的通函及四月十日的公告））有關持續關連交易的豁免（「豁免」）。

以下的表格列出了就獲豁免的有關持續關連交易，聯交所定下的有關年度上限金額（後經前述股東大會批准修訂）及截至二零零七年十二月三十一日止的實際年度金額。除文義另有所指外，下列表格內的詞語將採用招股書中的定義。

董事會報告

獲獨立股東批准豁免之持續關連交易

	交易	二零零七年 年度上限金額 (人民幣千元)	截至二零零七年 十二月三十一日 止年度數據 (人民幣千元)
1.	有關將向本集團提供之集裝箱底盤車等之集裝箱底盤車總協議	40,000	35,376
2.	有關將向本集團提供之船舶等之(I)中海發展光租船舶協議；(II)光租船舶總協議	79,000	77,382
3.	有關將向本集團提供之修船服務之修船服務總協議	109,000	36,594
4.	有關將向本集團提供之堆場服務之堆場服務總協議	37,000	35,266
5.	有關下列內容之(I)第一份資訊科技服務總協議；及(II)第二份資訊科技服務總協議：		
	(1) 將由本集團提供之產品及服務	68,000	52,061
	(2) 將向本集團提供之產品及服務	27,000	11,203
6.	有關將由本集團提供之服務等之(I)第一份集裝箱管理總協議；及(II)第二份集裝箱管理總協議	21,000	—
7.	有關將向本集團提供之船員等之船員供應總協議	33,000	27,394
8.	有關將由本集團提供船舶等之期租船舶總協議	35,040	31,656

不獲獨立股東批准豁免之持續關連交易

	交易	二零零七年年度上限金額（人民幣千元）	截至二零零七年十二月三十一日止年度數據（人民幣千元）
1.	有關將向本集團提供之產品等之供應總協議	800,000	796,050
2.	有關將向本集團提供服務之(I)第一份船舶代理及貨物代理總協議；(II)第二份船舶代理及貨物代理總協議	584,000	545,732
3.	有關將向本集團提供之服務之班輪服務總協議	2,259,000	1,565,099
4.	有關將向本集團提供之服務之陸上集裝箱運輸總協議	330,000	228,680
5.	有關將向本集團提供之服務等之(I)第一份集裝箱管理總協議；(II)第二份集裝箱管理總協議	903,000	880,800
6.	有關將向本集團提供之船舶等之期租船舶總協議	410,000	18,096
7.	有關將向本集團提供之服務等之(I)第一份裝卸總協議；(II)第二份裝卸總協議	1,255,000	1,091,429
8.	有關下列各項經修訂集裝箱供應總協議項下之交易		
	(1) 將向本集團租賃之集裝箱	620,000	410,300
	(2) 將由本集團製造／向本集團銷售及／或提供（不包括租賃）外之集裝箱	1,131,000	724,904

董事會報告

有關上述持續關連交易的詳情，請參閱財務報表附註內的附註三十九。

本公司的獨立非執行董事胡漢湘先生、盤占元先生、汪宗熙先生、沈康辰先生及沈重英先生已審核過上述關連交易，並確認：

(1) 該等交易屬本公司的日常業務；

(2) 該等交易是按照一般商務條款進行，或如可供比較的交易不足以判斷該等交易的條款是否一般商務條款，則對本公司而言，該等交易的條款不遜於獨立第三方可取得或提供（視屬何情況而定）的條款；及

(3) 該等交易是根據有關交易的協議條款進行，而交易條款公平合理，並且符合本公司股東的整體利益。

以上市規則第14A.38條為旨，本公司核數師羅兵咸永道會計師事務所在上述持續關連交易上已履行若干協訂上的程序，並已確認上述披露的持續關連交易：

(1) 已獲得公司董事會批准；

(2) 就收入性質的關連交易，乃按照公司的定價政策而進行；

(3) 乃根據有關交易的協議條款進行；及

(4) 並沒有超過招股書及二零零七年一月二十四日公告中披露的有關上限。

獨立非執行董事

根據《上市規則》的規定，公司的每名獨立非執行董事已再次向公司確認其獨立性。基於獨立非執行董事的確認，公司認為他們為獨立人士。

董事會報告

養老金計劃

截至二零零七年十二月三十一日止年度，本集團養老金計劃詳情載於財務報表附註二•二十及二十八。

委託存款及逾期存款

於二零零七年十二月三十一日，本集團並無在中國境內的金融機構存放委託存款，也沒有定期存款以到期而又未能取回的情況。

稅務減免

本公司並不悉知任何因持有本公司證券而可享有的稅務減免詳情。

遵守《上市規則》附錄十四所載的《企業管治常規守則》(管治守則)

詳情參閱「企業管治報告」一章第47頁至第60頁。

審核委員會

有關本公司審核委員會詳情，請參閱「企業管治報告」一章第54頁至第55頁。

核數師

本財務報表已經由羅兵咸永道會計師事務所審核。該核數師任滿將於召開的股東大會中告退，但表示願意應聘連任。

承董事會命

李紹德
董事長

中國，上海，二零零八年四月一日

企業管治報告

董事會已檢討過本公司採納有關企業管治的文件，並認為文件已達到香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四所載的《企業管治常規守則》(下稱《管治守則》)列載的大部份原則及守則條文。

董事會確認，除下文所披露者外，概無董事知悉有任何資料合理地顯示，本集團於二零零七年內任何時候未有遵守《管治守則》之適用的守則條文的規定。

A. 董事會

1. 第一屆董事會組成

第一屆董事會包括四名執行董事，五名非執行董事及四名獨立非執行董事。

執行董事：

李紹德先生*(董事長)*
賈鴻祥先生*(副董事長)*
黃小文先生
趙宏舟先生

非執行董事：

張國發先生*(副董事長)*
張建華先生
王大雄先生
徐　輝先生
姚作芝先生

獨立非執行董事：

胡漢湘先生
顧念祖先生
汪宗熙先生
林兆偉先生

企業管治報告

第二屆董事會組成

經過2006年度股東大會批准，第二屆董事會包括四名執行董事，五名非執行董事及四名獨立非執行董事。經過2007年第二次臨時股東大會批准，增選沈重英先生為第二屆董事會獨立非執行董事。

執行董事：

李紹德先生*(董事長)*
張國發先生*(副董事長)*
黃小文先生
趙宏舟先生

非執行董事：

馬澤華先生*(副董事長)*
張建華先生
王大雄先生
徐　輝先生
姚作芝先生

獨立非執行董事：

胡漢湘先生
汪宗熙先生
沈康辰先生
盤占元先生
沈重英先生

董事名單(包括姓名、職務及履歷)設存於本公司網站http://www.cscl.com.cn。

根據《上市規則》的規定，本公司的每名獨立非執行董事已再次向本公司確認其獨立性。基於獨立非執行董事的確認，本公司認為他們為獨立人士。

於二零零七年期間，董事會已遵守《上市規則》的規定，擁有至少三名獨立非執行董事，包括一名具有適當的專業資格或會計或相關財務管理專業知識的獨立非執行董事。

企業管治報告

2. 董事會的責任

董事會負責管理本集團的業務及事務，目標是為提升股東價值，並就年報及中期報告內所載本公司之表現、境況及展望，以及公佈其他股價敏感資料以及按《上市規則》規定的其他財務披露事項作出平衡、清晰及易於理解的評估，以及根據法定要求向監管機構申報任何須予披露的資料。

董事會對本公司及本集團肩負誠信及法定責任。其他責任包括：製定本集團的整體策略及政策，按照本集團策略性目標訂立企業及管理目標、主要營運措施以及風險管理政策；監察及監控營運及財務表現；以及批核開支預算及主要資本支出、主要投資、重大收購及出售資產、企業或財務重組、重要應允財務及管理事宜。

董事會先後成立了審核委員會及薪酬委員會。審核委員會和薪酬委員會的組成及職責請見下文。各委員會根據各自的職責向董事會報告其建議，除了各委員會職責明確訂明外，其建議最終由董事會決定。

公司秘書向各董事提供有關《上市規則》及其他適用監管規定的最新發展資訊。任何董事均可要求公司秘書安排獨立專業意見(費用由本公司支付)，以便協助董事有效地履行其對本公司的職責。

3. 董事長和總經理

於二零零七年期間，本公司的董事長由李紹德先生擔任，總經理由黃小文先生擔任、李紹德先生、黃小文先生也分別擔任本公司執行董事，按照本公司的章程的有關規定，董事長、總經理分別履行各自的職責。李紹德先生、黃小文先生的個人簡歷，請參閱「公司董事簡介」。

4. 董事會會議

本公司董事會已按《管治守則》第A.1.1條規定定期開會，會議召開前，本公司公司秘書室制訂了提交董事會考慮及決定的正式事項表。每次定期董事會會議均於會議召開前的至少十四天內發出通知。董事可將有關事宜納入會議議程在董事會上討論。公司秘書協助本公司董事長編製每次董事會會議的議程並確保符合有關會議的適用法則及規則。最終議程及董事會文件於董事會會議舉行前至少三天分派給各董事。

2007年6月26日，本公司2006年度股東大會選舉產生了第二屆董事會。

第一屆董事會共舉行了4次董事會會議，平均出席率為96.2%，各董事的個別出席記錄如下：

執行董事

董事	出席會議次數	出席率
李紹德	4次	100%
賈鴻祥	4次	100%
黃小文	4次	100%
趙宏舟	4次	100%

非執行董事

董事	出席會議次數	出席率
張國發	4次	100%
張建華	4次	100%
王大雄	4次	100%
徐輝	4次	100%
姚作芝	4次	100%

企業管治報告

獨立非執行董事

董事	出席會議次數	出席率
胡漢湘	4次	100%
顧念祖	3次	75%
汪宗熙	4次	100%
林兆偉	3次	75%

第二屆董事會舉行了6次董事會會議，平均出席率為98.8%，各董事的個別出席記錄如下：

執行董事

董事	出席會議次數	出席率
李紹德	6次	100%
張國發	5次	83.3%
黃小文	6次	100%
趙宏舟	6次	100%

非執行董事

董事	出席會議次數	出席率
馬澤華	6次	100%
張建華	6次	100%
王大雄	6次	100%
徐輝	6次	100%
姚作芝	6次	100%

獨立非執行董事

董事	出席會議次數	出席率
胡漢湘	6次	100%
汪宗熙	6次	100%
沈康辰	6次	100%
盤占元	6次	100%
沈重英	3次	100%

任何董事在董事會將予以考慮的任何議案中存在利益衝突，則該董事必須放棄對該項議案的投票。

5. 資料提供及使用

所有董事均可從公司秘書獲得董事會相關文件及其他資料，以便其作出有根據的決定。

6. 董事委任、辭任

董事會定期檢討其架構、規模及組成。本公司委任新董事加入董事會遵照正式、經深思熟慮及具透明度的程序。

本公司現時沒有成立提名委員會。董事會直接負責提名董事，在挑選本公司董事候選人時，先由本公司控股股東中海對具有豐富相關工作經驗和廣泛社會影響的人士進行了解和考察，並將挑選到的合適人選推薦給本公司董事會，並附其相關簡介。董事會在召開前仔細閱讀各候選人背景資料，並視情況而定獨立諮詢和收集與候選人背景相關資料。經充分了解後在隨後召開的董事會會議上進行討論和決議。決議通過的董事候選人名單將進一步提交股東大會批准。

董事會在二零零七年舉行二次會議，出席率為100%。就董事的委任及辭任作出檢討及建議，各董事的個別出席記錄如下：

執行董事

董事	**出席會議次數**	**出席率**
李紹德	2次	100%
張國發（2007年6月26日－2007年12月31日）	1次	100%
賈鴻祥（2007年1月1日－2007年6月26日）	1次	100%
黃小文	2次	100%
趙宏舟	2次	100%

註： 於2007年6月26日，賈鴻祥先生不再擔任本公司副董事長、執行董事職務。在同一天，張國發先生擔任本公司副董事長、執行董事。

企業管治報告

非執行董事

董事	出席會議次數	出席率
馬澤華（2007年6月26日－2007年12月31日）	1次	100%
張建華	2次	100%
王大雄	2次	100%
張國發（2007年1月1日－2007年6月26日）	1次	100%
徐輝	2次	100%
姚作芝	2次	100%

註： 於2007年6月26日，張國發先生不再擔任本公司副董事長、非執行董事職務。在同一天，馬澤華先生擔任本公司副董事長、非執行董事。

獨立非執行董事

董事	出席會議次數	出席率
胡漢湘	2次	100%
顧念祖（2007年1月1日－2007年6月26日）	1次	100%
汪宗熙	2次	100%
林兆偉（2007年1月1日－2007年6月26日）	1次	100%
沈康辰（2007年6月26日－2007年12月31日）	1次	100%
盤占元（2007年6月26日－2007年12月31日）	1次	100%

註： 於2007年6月26日，顧念祖先生、林兆偉先生不再擔任本公司獨立非執行董事職務。在同一天，沈康辰先生、盤占元先生分別擔任本公司獨立非執行董事。

沈重英先生於2007年10月擔任本公司獨立非執行董事，在上述二次董事會會議之後。

企業管治報告

7. 董事委員會

(1) 審核委員會

審核委員會主要職責為：監察本公司財務報告、年報、半年報的完整性，檢討本公司財務監控、內部監控程序等。

2007年6月26日本公司通過決議，選舉出新一屆審核委員會成員。由獨立非執行董事汪宗熙先生、沈康辰先生，和非執行董事王大雄先生組成公司董事會第二屆審核委員會，由汪宗熙先生任主席。其主要職責為：監察本公司財務報告、年報、半年報的完整性，檢討本公司財務監控、內部監控程序等。

第一屆審核委員會在二零零七年舉行了一次會議，平均出席率為100%，會議審核本公司2006年度年度業績及財務報告，會議認為，公司建立了有效的內部監控系統。在二零零六年度，公司財務監控、內部監控及風險管理制度的執行情況良好，沒有發現公司財務監控及內部監控程序有重大問題。並向董事會作出建議予以批准。審核委員會成員董事的出席率如下：

董事	出席會議次數	出席率
汪宗熙	1次	100%
顧念祖	1次	100%
王大雄	1次	100%

第二屆審核委員會在二零零七年舉行了一次會議，平均出席率為100%，會議審核本公司截至2007年6月30日的中期業績及財務報告。會議認為，面對燃油、北美內陸運輸等主要成本大幅增加及太平洋市場運會下滑因素等不利的經營環境，本公司通過深入貫徹精細化管理，落實各項成本控制等有效措施，超額完成了上半年的生產任務，取得了較好的

企業管治報告

經濟效益。會議認為，截至二零零七年六月三十日止的中期業績及財務報告完整地反映了本公司的財務狀況，沒有發現本公司財務監控及內部監控程序有重大問題。會議注意到，根據國家財政部的統一要求，今年起實施境內新會計準則，使公司執行的境內外會計準則的差異進一步縮小，但由於不同會計準則實施的時點不同，也會產生一定差異。會議看到，公司為進一步提高財務管理的水平，正在大力開發IMIS系統與SAP系統，並計劃於二零零八年一月一日正式投入使用。會議一致通過對本公司二零零七年中期業績及財務報告的審核委員會的審核意見，並向董事會作出建議予以批准。審核委員會成員董事的出席率如下：

董事	出席會議次數	出席率
汪宗熙	1次	100%
沈康辰	1次	100%
王大雄	1次	100%

(2) *薪酬委員會*

2007年6月26日，本公司第二屆董事會第一次會議通過決議，選出新成員由本公司獨立非執行董事汪宗熙先生、沈康辰先生，以及非執行董事張建華先生組成公司董事會薪酬委員會，張建華先生任主席。2007年8月8日，本公司第二屆董事會第二次會議通過決議，調整本公司董事會薪酬委員會主席，由本公司獨立非執行董事沈康辰先生擔任該職務。

企業管治報告

薪酬委員會的職責為：就本公司董事、監事及高級管理人員的全體薪酬政策及架構，及就設立正規而具透明度的程序制訂此等薪酬政策，向董事會提出建議；獲董事會授權，釐定全體執行董事、監事及高級管理人員的特定薪酬待遇，包括非金錢利益、退休金權利及賠償金額(包括喪失或終止職務或委任的賠償)，並就非執行董事的薪酬向董事會提出建議。於二零零七年度，薪酬委員會評估了各執行董事的業績表現，批准了執行董事服務合約的條款。在執行上述評定時，薪酬委員會考慮的因素包括：同類公司支付的薪酬、董事須付出的時間及董事職責、本集團內其他職位的僱用條件及是否應該按表現釐訂薪酬等；透過參照董事會不時通過的公司目標，檢討及批准按表現釐定的薪酬；檢討及批准向執行董事、監事及高級管理人員支付那些與喪失或終止職務或委任有關的賠償，以確保該等賠償按有關合約條款釐定；若未能按有關合約條款釐定，賠償亦須公平合理，不會對本公司造成過重負擔；檢討及批准因董事或監事行為失當而解僱或罷免有關董事或監事所涉及的賠償安排，以確保該等安排按有關合約條款釐定。若未能按有關合約條款釐定，有關賠償亦須合理適當；確保任何董事、監事或其任何聯繫人不得自行釐定薪酬。

薪酬委員會在二零零七年舉行了一次會議，平均出席率為66.7%，會議審核關於修改公司H股股票增值權實施辦法的議案，並向董事會作出建議予以批准。薪酬委員會成員董事的出席率如下：

董事	出席會議次數	出席率
張建華	1次	100%
汪宗熙	1次	100%
顧念祖	0	0

企業管治報告

8. 董事及監事進行證券交易

本公司就董事及監事的證券交易，已經採納《上市規則》附錄十《上市發行人董事進行證券交易的標準守則》(下稱《標準守則》)作為董事及監事的標準行為守則。在向所有董事及監事作出特定查詢後，本公司確認截至二零零七年十二月三十一日止年度，其董事及監事已遵守《標準守則》規定有關董事及監事證券交易的標準。

9. H股股票增值權計劃

為了激勵本公司董事、監事、高級管理人員及其他重要員工為本公司發展和股東長期利益而努力，本公司於二零零五年十月十二日採納了H股股票增值權計劃並修訂於二零零六年六月二十日和二零零七年六月二十六日。該增值權計劃詳情載於本公司致股東日期為二零零五年八月二十六日之通函且修改的增值權計劃已提交至二零零六年六月二十日和二零零七年六月二十六日之股東週年大會。

10. 第一屆董事會非執行董事的任期

非執行董事	任期啟始	任期期滿
張國發	2005年2月18日	2007年6月26日
張建華	2004年3月3日	2007年6月26日
王大雄	2004年3月3日	2007年6月26日
徐輝	2005年10月12日	2007年6月26日
姚作芝	2006年8月28日	2007年6月26日

第二屆董事會非執行董事的任期

非執行董事	任期啟始	任期期滿
馬澤華	2007年6月26日	直至本公司2009年股東週年大會結束時（即2010年6月或前後）
張建華	2007年6月26日	直至本公司2009年股東週年大會結束時（即2010年6月或前後）
王大雄	2007年6月26日	直至本公司2009年股東週年大會結束時（即2010年6月或前後）
徐輝	2007年6月26日	直至本公司2009年股東週年大會結束時（即2010年6月或前後）
姚作芝	2007年6月26日	直至本公司2009年股東週年大會結束時（即2010年6月或前後）

企業管治報告

B. 問責及核數

1. 外聘核數師

羅兵咸永道會計師事務所於二零零六年股東週年大會上再度獲股東委任為本公司的外聘核數師，直至下屆股東週年大會結束為止。

本公司給予羅兵咸永道會計師事務所作為2007年度提供審核及審核相關服務的酬金約為575萬元人民幣。同年度，羅兵咸永道會計師事務所並無向本集團提供重大非審計服務。

公司同時聘請上海眾華滬銀會計師事務所作為境內核數師。其相關服務報酬約為250萬元人民幣。同年度，上海眾華滬銀會計師事務所並無向本集團提供非審計服務。

2. 董事及核數師的確認

本公司董事已經檢討了本集團內部監控體系的有效性，該等檢討涵蓋了所有重要的監控方面，包括財務監控，運作監控及合規監控以及風險管理功能。

所有董事均確認就編製截至二零零七年十二月三十一日止年度財務報表的責任。

本公司的核數師羅兵咸會計師事務所所確認於截至二零零七年十二月三十一日止年度財務報表的核數師報告中的審核責任。

C. 與股東的溝通

本公司極其重視與股東的溝通。本公司的年報及中期報告提供有關本集團業務、業務策略及發展的全面資料。本公司鼓勵股東出席本公司的股東週年大會和各次臨時股東大會，以提供一個與管理層對話及互相溝通的寶貴論壇。

於二零零七年度期間，最近一次股東大會為二零零七年第二次臨時股東大會，於二零零七年九月二十九日在上海市福山路450號第一會議室舉行，下列決議案在大會上獲得通過，投票結果如下：

			以投票方式表決的票數		
決議案		普通／特別	贊成	反對	棄權
1	首次公開發行A股並上市	特別	4511291144 (99.999998%)	1000	0
2	發行前可供分配利潤分配方案	特別	4511291144 (99.999998%)	1000	0
3	增選董事	特別	4511291144 (99.999998%)	1000	0
4	調整公司監事會成員構成	特別	4511291144 (99.999998%)	1000	0
5	修改公司章程	特別	4511291144 (99.999998%)	0	1000
6	公司股東大會議事規則	特別	4511292144 (100%)	0	0
7	公司董事會會議議事規則	特別	4511292144 (100%)	0	0
8	公司監事會議事規則	特別	4511292144 (100%)	0	0
9	關聯交易管理制度	普通	4505218144 (99.86536%)	6074000 (0.13464%)	0

監事會報告

致各位股東：

二零零七年，本公司監事會全體成員，嚴格按照《中華人民共和國公司法》(以下簡稱《公司法》)、本公司之《中海集裝箱運輸股份有限公司章程》(以下簡稱《公司章程》)的規定，嚴格遵守公司上市地的法規，信守承諾，誠信勤勉地履行職責，維護股東權益和公司利益，密切關注公司的經營管理情況，對公司董事、高級管理人員執行公司職務的行為進行了監督。現將報告期內的主要工作情況報告如下：

監事會二零零七年度工作情況

二零零七年，監事會共召開了三次監事會會議。

二零零七年四月十日，第一屆監事會第七次會議在上海舉行。會議審議並通過了《關於本公司二零零六年度財務報告的議案》、《關於本公司二零零六年度利潤分配的議案》、《關於本公司二零零六年度業績報告的議案》、《關於本公司二零零六年度監事會報告的議案》、《關於本公司監事會換屆選舉的議案》。

二零零七年六月二十六日，第二屆監事會第一次會議在上海舉行。會議審議並通過了《關於推薦中海集裝箱運輸股份有限公司監事會主席的議案》，同意由陳德誠先生擔任本屆監事會主席，任期與本屆監事會相同。

二零零七年八月九日，第二屆監事會第二次會議在上海舉行。會議審議並通過了《關於公司二零零七年中期財務報告的議案》、《關於公司二零零七年中期業績公告及報告的議案》、《關於調整公司監事會成員構成的議案》、《關於監事會議事規則的議案》。

報告期內，監事列席了董事會於二零零七年內召開的全部董事會會議，出席了報告期內召開的所有股東大會。

監事會對本公司二零零七年度有關事項的獨立意見

關於公司依法運作情況

監事會依據適用法規和《公司章程》，對本公司的股東大會和董事會會議決議執行情況、董事、高級管理人員履行職責情況、內部管理制度等情況進行了認真的監督和檢查。監事會認為，本公司決策程序合法，建立了較完善的內部控制制度。本公司能嚴格執行國家的法律、法規，按上市地的上市規則的要求規範運作。

監事會報告

董事會、高級管理人員能盡職盡責，規範經營，未發現任何違反法律、法規、《公司章程》或損害本公司利益的行為。

檢查公司財務的情況

監事會認真審核了本公司二零零七年度財務報告、二零零七年度利潤分配方案和境內、外核數師的二零零七年度審計報告等有關材料。監事會認為，報告期內本公司財務狀況良好，財務管理規範，內控制度能嚴格執行並不斷完善。本公司二零零七年度財務報告真實地反映了報告期內本公司的財務狀況和經營成果。監事會同意核數師出具的本公司審計報告，同意本公司二零零七年度利潤分配方案。

關於公司收購、出售資產以及關連交易情況

監事會認為，報告期內，本公司涉及收購和出售資產的交易價格合理，未發現內幕交易；關連交易屬日常業務並將按一般商業條款達成，對本公司及其股東而言均屬公平合理。

二零零八年，監事會全體監事將繼續嚴格按照法律、法規和《公司章程》所賦予的職權履行職責，切實維護和保障股東及本公司的合法利益。

中海集裝箱運輸股份有限公司
監事會

中國，上海，二零零八年四月一日

獨立核數師報告

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈二十二樓

致中海集裝箱運輸股份有限公司全體股東
(於中華人民共和國註冊成立之股份有限公司)

本核數師(以下簡稱「我們」)已審核列載於第65頁至第155頁中海集裝箱運輸股份有限公司(「貴公司」)及其附屬公司(以下合稱「貴集團」)的綜合財務報表，此綜合財務報表包括於二零零七年十二月三十一日的綜合及公司資產負債表與截至該日止年度的綜合收益表、綜合權益變動表和綜合現金流量表，以及主要會計政策概要及其他附註解釋。

董事就財務報表須承擔的責任

貴公司董事須負責根據香港會計師公會頒佈的香港財務報告準則及按照香港《公司條例》的披露規定編製及真實而公平地列報該等綜合財務報表。這責任包括設計、實施及維護與編製及真實而公平地列報財務報表相關的內部控制，以使財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述；選擇和應用適當的會計政策；及按情況下作出合理的會計估計。

核數師的責任

我們的責任是根據我們的審核對該等綜合財務報表作出意見，並僅向整體股東報告，除此之外本報告別無其他目的。我們不會就本報告的內容向任何其他人士負上或承擔任何責任。

我們已根據香港會計師公會頒佈的香港審計準則進行審核。這些準則要求我們遵守道德規範，並規劃及執行審核，以合理確定此等財務報表是否不存有任何重大錯誤陳述。

獨立核數師報告

審核涉及執行程序以獲取有關財務報表所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷，包括評估由於欺詐或錯誤而導致財務報表存有重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該公司編製及真實而公平地列報財務報表相關的內部控制，以設計適當的審核程序，但並非為對公司的內部控制的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性，以及評價財務報表的整體列報方式。

我們相信，我們所獲得的審核憑證是充足和適當地為我們的審核意見提供基礎。

意見

我們認為，該等綜合財務報表已根據香港財務報告準則真實而公平地反映貴公司及貴集團於二零零七年十二月三十一日的事務狀況及貴集團截至該日止年度的利潤及現金流量，並已按照香港《公司條例》的披露規定妥為編製。

羅兵咸永道會計師事務所
執業會計師

香港，二零零八年四月一日

綜合資產負債表

於二零零七年十二月三十一日

	附註	於十二月三十一日 二零零七年 人民幣千元	 二零零六年 人民幣千元
資產			
非流動資產			
物業、機器及設備	6	**25,955,024**	23,463,851
土地使用權	7	**12,622**	13,356
商譽	8	**56,956**	46,427
聯營公司投資	10	**54,932**	48,758
共同控制實體投資	11	**32,959**	32,000
		26,112,493	23,604,392
流動資產			
燃油		**904,573**	635,735
應收貿易帳款及票據	14	**4,054,201**	3,490,403
預付帳款及其他應收款		**151,420**	97,984
衍生金融工具	15	**21,694**	–
現金及現金等價物	16	**16,290,419**	2,915,542
		21,422,307	7,139,664
總資產		**47,534,800**	30,744,056
權益			
本公司權益持有人應佔股本及儲備			
股本	17	**11,683,125**	6,030,000
其他儲備	18	**18,411,309**	5,998,515
未分配利潤	18		
一擬派末期股息		**467,325**	241,200
一其他		**2,379,557**	4,263,526
		32,941,316	16,533,241
少數股東權益		**1,927**	42,964
總權益		**32,943,243**	16,576,205

綜合資產負債表(續)

於二零零七年十二月三十一日

	附註	於十二月三十一日 二零零七年 人民幣千元	 二零零六年 人民幣千元
負債			
非流動負債			
長期銀行貸款	*19*	**3,231,993**	5,538,152
國內公司債券	*20*	**1,775,488**	—
應付融資租賃款項	*21*	**2,763,469**	3,199,249
遞延税項負債	*22*	**172,026**	837,249
		7,942,976	9,574,650
流動負債			
應付貿易帳款及票據	*23*	**3,208,043**	2,205,055
應計費用及其他應付帳款		**667,226**	515,189
短期銀行貸款	*19*	**—**	400,000
長期銀行貸款－即期部份	*19*	**958,266**	707,608
應付融資租賃款項－即期部份	*21*	**543,261**	695,724
應交所得税項		**1,239,927**	69,625
撥備	*24*	**25,000**	—
衍生金融工具	*15*	**6,858**	—
		6,648,581	4,593,201
總負債		**14,591,557**	14,167,851
總權益及負債		**47,534,800**	30,744,056
流動資產淨值		**14,773,726**	2,546,463
總資產減流動負債		**40,886,219**	26,150,855

李紹德
董事

黃小文
董事

第72至155頁的附註為綜合財務報表的整體部份。

資產負債表

於二零零七年十二月三十一日

	附註	於十二月三十一日 二零零七年 人民幣千元	 二零零六年 人民幣千元
資產			
非流動資產			
物業、機器及設備	*6*	**17,898,481**	14,971,491
土地使用權	*7*	**12,622**	13,356
附屬公司權益	*9*	**1,133,437**	1,328,477
聯營公司投資	*10*	**31,614**	29,214
共同控制實體投資	*11*	**32,000**	32,000
		19,108,154	16,374,538
流動資產			
燃油		**209,883**	65,660
應收貿易帳款及票據	*14*	**2,423,482**	1,178,261
預付帳款及其他應收帳款		**129,294**	104,411
應收附屬公司之股息		**5,759,802**	300,000
衍生金融工具	*15*	**21,694**	–
現金及現金等價物	*16*	**14,357,901**	925,058
		22,902,056	2,573,390
總資產		**42,010,210**	18,947,928
權益			
本公司權益持有人應佔股本及儲備			
股本	*17*	**11,683,125**	6,030,000
其他儲備	*18*	**18,862,054**	6,170,275
未分配利潤	*18*		
一擬派末期股息		**467,325**	241,200
一其他		**638,870**	24,806
總權益		**31,651,374**	12,466,281

資產負債表(續)

於二零零七年十二月三十一日

	附註	於十二月三十一日 二零零七年 人民幣千元	 二零零六年 人民幣千元
負債			
非流動負債			
長期銀行貸款	*19*	**–**	3,408,940
國內公司債券	*20*	**1,775,488**	–
遞延税項負債	*22*	**52,478**	48,497
		1,827,966	3,457,437
流動負債			
應付貿易帳款及票據	*23*	**6,928,389**	1,833,288
應計費用及其他應付帳款		**358,451**	258,894
短期銀行貸款	*19*	**–**	400,000
長期銀行貸款-即期部份	*19*	**–**	475,000
應交所得税項		**1,219,030**	57,028
撥備	*24*	**25,000**	–
		8,530,870	3,024,210
總負債		**10,358,836**	6,481,647
總權益及負債		**42,010,210**	18,947,928
流動資產／(負債)淨值		**14,371,186**	(450,820)
總資產減流動負債		**33,479,340**	15,923,718

李紹德
董事

黃小文
董事

第72至155頁的附註為綜合財務報表的整體部份。

綜合收益表

截至二零零七年十二月三十一日止年度

	附註	截至十二月三十一日止年度 二零零七年 人民幣千元	 二零零六年 人民幣千元
收益	5	**38,825,620**	30,502,378
服務成本	25	**(34,069,303)**	(28,391,606)
毛利		**4,756,317**	2,110,772
其他收益／(虧損)－淨額	26	**85,414**	(7,389)
其他收入	27	**166,638**	117,062
分銷、行政及一般開支	25	**(712,353)**	(550,414)
營運利潤		**4,296,016**	1,670,031
融資成本	30	**(496,919)**	(533,999)
應佔聯營公司利潤	10	**6,045**	6,529
應佔共同控制實體利潤	11	**959**	–
除所得税前利潤		**3,806,101**	1,142,561
所得税	31	**(590,452)**	(277,847)
年度利潤		**3,215,649**	864,714
應佔：			
本公司權益持有人		**3,215,417**	859,210
少數股東權益		**232**	5,504
		3,215,649	864,714
股息	34	**5,333,475**	241,200
年內本公司權益持有人應佔利潤的每股盈利 (以每股人民幣元計)	33		
－基本		人民幣**0.34**元	人民幣0.09元
－攤薄		人民幣**0.34**元	人民幣0.09元

第72至155頁的附註為綜合財務報表的整體部份。

綜合權益變動表

截至二零零七年十二月三十一日止年度

		本公司權益持有人應佔				少數股東	
		股本	其他儲備	未分配利潤	總計	權益	總權益
	附註	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
二零零六年一月一日結餘		6,030,000	6,128,838	4,433,026	16,591,864	37,460	16,629,324
貨幣匯兌差額		–	(194,233)	–	(194,233)	–	(194,233)
本年利潤		–	–	859,210	859,210	5,504	864,714
利潤分配至法定儲備	18	–	63,910	(63,910)	–	–	–
二零零五年股息		–	–	(723,600)	(723,600)	–	(723,600)
二零零六年十二月三十一日和 二零零七年一月一日結餘		6,030,000	5,998,515	4,504,726	16,533,241	42,964	16,576,205
貨幣匯兌差額		–	(238,356)	–	(238,356)	–	(238,356)
本年利潤		–	–	3,215,417	3,215,417	232	3,215,649
其他儲備轉入未分配利潤	18	–	(794,953)	794,953	–	–	–
利潤分配至法定儲備	18	–	560,864	(560,864)	–	–	–
發行國內公眾股(「A Share」)	17	2,336,625	12,885,239	–	15,221,864	–	15,221,864
處置子公司	35(d)	–	–	–	–	(10,843)	(10,843)
收購附屬公司少數股東權益	35(c)	–	–	–	–	(30,426)	(30,426)
二零零六年股息		–	–	(241,200)	(241,200)	–	(241,200)
支付特別股息	34	3,316,500	–	(4,866,150)	(1,549,650)	–	(1,549,650)
二零零七年十二月三十一日結餘		11,683,125	18,411,309	2,846,882	32,941,316	1,927	32,943,243

第72至155頁的附註為綜合財務報表的整體部份。

綜合現金流量表

截至二零零七年十二月三十一日止年度

	附註	截至十二月三十一日止年度 二零零七年 人民幣千元	 二零零六年 人民幣千元
營運活動的現金流量			
營運產生的現金	*35(a)*	**5,690,829**	2,975,706
已付所得税		**(85,373)**	(210,043)
營運活動產生的淨現金		**5,605,456**	2,765,663
投資活動的現金流量			
購買物業、機器及設備所支付之款項		**(4,874,933)**	(3,671,894)
收購附屬公司，扣除購入的現金		**–**	(78,528)
共同控制實體注資		**–**	(32,000)
收購附屬公司少數股東權益	*35(c)*	**(40,955)**	–
終止合併子公司	*35(d)*	**(3,402)**	–
出售物業、機器及設備所得款項		**6,127**	15,516
已收聯營公司股息		**7,076**	5,367
已收利息		**106,746**	74,849
投資活動所用淨現金		**(4,799,341)**	(3,686,690)
融資活動的現金流量			
已付利息		**(347,491)**	(362,627)
發行A股所得款項淨額	*17(c)*	**15,221,864**	–
發行國內公司債券所得款項淨額	*20*	**1,775,488**	–
額外短期及長期銀行貸款		**2,015,386**	2,645,285
償還短期及長期銀行貸款		**(4,470,887)**	(1,607,690)
集裝箱售後回租收款		**1,014,288**	1,349,650
融資租賃之資本部份		**(644,846)**	(615,016)
融資租賃之利息部份		**(204,190)**	(272,806)
派發予公司股東之股息		**(1,790,850)**	(723,600)
融資活動產生淨現金		**12,568,762**	413,196
現金及現金等價物淨增加／(減少)		**13,374,877**	(507,831)
年初現金及現金等價物		**2,915,542**	3,423,373
年終現金及現金等價物		**16,290,419**	2,915,542

第72至155頁的附註為綜合財務報表的整體部份。

綜合財務報表附註

1 一般資料

中海集裝箱運輸股份有限公司(「本公司」)以及其附屬公司(以下合稱「本集團」)主要業務為擁有、租賃及營運集裝箱船舶以提供國際及國內集裝箱航運服務。

本公司於一九九七年八月二十八日根據中華人民共和國(「中國」)公司法在中國成立為一家有限責任公司。於二零零四年三月三日,本公司根據中國公司法改制為股份有限公司。於二零零四年六月,本公司公開發行2,420,000,000股海外公眾股(H股),自二零零四年六月十六日起在香港證券交易所有限公司主板(「聯交所」)掛牌上市。於二零零七年十二月,本公司公開發行2,336,625,000股A股,自二零零七年十二月十二日起在上海證券交易所掛牌上市。

本公司的註冊地址為中國上海市浦東新區福山路450號27樓。

本綜合財務報表以人民幣千元列報(除非另有説明)。

本綜合財務報表已經由董事會在二零零八年四月一日批准刊發。

2 重要會計政策摘要

編製本綜合財務報表採用的主要會計政策載於下文。除另有説明外,此等政策在所呈報的所有年度內貫徹應用。

2.1 編製基準

本公司的綜合財務報表是根據香港財務報告準則(「香港財務準則」)編製。綜合財務報表已按照歷史成本法編製,並就若干按公平值透過損益記帳的財務資產和財務負債(包括衍生金融工具)的重估而作出修訂。

編製符合香港財務準則的財務報表需要使用若干關鍵會計估算。這亦需要管理層在應用本集團之會計政策過程中行使其判斷。涉及高度的判斷或高度複雜性的範疇,或涉及對綜合財務報表作出重大假設和估算的範疇,在附註4中披露。

綜合財務報表附註

2 重要會計政策摘要*(續)*

2.1 編製基準*(續)*

(a) 在二零零七年已生效且與本集團營運相關的準則及修訂

香港財務準則7「金融工具：披露」，及香港會計準則1「財務報表的呈報－資本披露」的補充修訂引入了有關金融工具的新披露規定，對本集團金融工具的分類和估值並無任何影響，唯要求額外披露本集團之金融工具相關信息。主要披露包括對本集團之信貸風險，流動資金風險及市場風險的若干數量信息，及本集團資金風險管理的描述性信息。額外的披露列示於附註3。

香港(國際財務報告詮釋委員會)－詮釋8「香港財務準則2的範圍」規定凡涉及發行權益工具的交易－當中所收取的可識別代價低於所發行權益工具的公平值－必須確定其是否屬於香港財務準則2的範圍內。此項準則並無對本集團的財務報表有任何影響。

香港(國際財務報告詮釋委員會)－詮釋10「中期財務報告和減值」禁止在中期期間確認按成本值列帳的商譽、權益工具的投資和財務資產投資的減值虧損，在之後的結算日撥回。此項準則並無對本集團的財務報表有任何影響。

(b) 本集團已提早採納的詮釋

本集團已於二零零七年提早採納香港(國際財務報告詮釋委員會)－詮釋11「集團及庫存股份交易」。香港(國際財務報告詮釋委員會)－詮釋11對涉及庫存股份或牽涉集團實體之以股份為基礎交易的支付應否在母公司及集團公司的獨立財務報表中入帳為權益結算或現金結算的以股份為基礎的支付提供指引。此項詮釋對本集團的財務報表並無影響。

(c) 在二零零七年生效但與本集團營運無關的詮釋

以下對已公佈準則的詮釋必須在二零零七年一月一日或之後開始的會計期間採納，但與本集團的營運無關：

香港(國際財務報告詮釋委員會)－詮釋7「應用香港會計準則29「嚴重通脹經濟中的財務報告」下的重列法」；

香港(國際財務報告詮釋委員會)－詮釋9「重新評估勘入式衍生工具」。

綜合財務報表附註

2 重要會計政策摘要*(續)*

2.1 編製基準*(續)*

(d) 二零零七年仍未生效而本集團亦無提早採納的準則及修訂

香港會計準則1(經修訂)「財務報表的呈報」(由二零零九年一月一日起生效)。香港會計準則1(經修訂)規定所有權益擁有人的變動必須在權益變動表中呈列。所有全面收入必須在全面收入報表中,或分開在收益表和全面收入報表中呈列。此項修訂規定如有追溯調整或重新分類的調整,應將最早的可比較期間開始時的財務狀況報表在整份財務報表中呈列。但此項修訂沒有改變其他香港財務準則對特定交易和其他事項的確認、計量或披露規定。

香港會計準則23(修訂)「借貸成本」(由二零零九年一月一日起生效)。此項修訂要求實體將收購、興建或生產一項合資格資產(即需要頗長時間籌備作使用或出售的資產)直接應佔的借貸成本資本化,作為該資產的部份成本。將借貸成本實時作費用支銷的選擇將被刪去。由於本集團已按照現有的香港會計準則23對合資格資產之借貸成本資本化進行核算,故管理層預期並不會對本集團的財務報表產生重大影響。

綜合財務報表附註

2 重要會計政策摘要*(續)*

2.1 編製基準*(續)*

(d) 二零零七年仍未生效而本集團亦無提早採納的準則及修訂(續)

香港財務準則8「營運分部」(由二零零九年一月一日起生效)。香港財務準則8取代了香港會計準則14，並將分部報告與美國準則SFAS 131「有關企業分部和相關資料的披露」的規定統一起來。此項新準則要求採用「管理方法」，即分部資料須按照與內部報告所採用的相同基準呈報。預期影響現正由管理層詳細評估中。

香港會計準則27(經修訂)「綜合及獨立財務報表」(由二零零九年七月一日起生效)。此項修訂規定非控制性權益(即少數股東權益)必須在綜合財務狀況報表內的權益中呈列，並與母公司的擁有人權益分開列報。全面收入總額必須歸屬於母公司擁有人和非控制性權益，即使這導致非控制性權益出現虧損結餘。母公司在附屬公司不導致失去控制權的權益變動，在權益中記帳。當失去對附屬公司的控制權時，將該前附屬公司的資產、負債和相關權益部份剔除確認。任何虧損在收益表中確認。在該前附屬公司所保留的任何投資按控制權失去當日的公平值記帳。

香港財務準則3(經修訂)「企業合併」(適用於企業合併的收購日期是在二零零九年一月一日或以後開始的首個年度報告期間或以後)。此項修訂或會令更多交易採用收購會計法記帳，因為單純以合約方式合併和互助實體的合併已被納入此項準則的範圍內，而企業的定義已作出輕微修改。該準則現說明有關成份乃「能夠進行」而非「進行和管理」。該修訂規定了代價(包括或然代價)、每項可辨識的資產和負債必須按其收購日的公平值計量，惟租賃和保險合約、重新購入的權利、賠償保證資產以及須根據其他香港財務準則計量的若干資產和負債則除外。這些項目包括所得稅、僱員福利、以股份為基礎的付款以及持作出售的非流動資產和已終止經營業務。在某一被收購方的任何非控制性權益可按公平值，或按非控制性權益以比例應佔被收購方的可辨識淨資產計量。

綜合財務報表附註

2 重要會計政策摘要 *(續)*

2.1 編製基準 *(續)*

(d) 二零零七年仍未生效而本集團亦無提早採納的準則及修訂(續)

香港財務準則2修訂本「以股份為基礎付款的歸屬條件和註銷」(由二零零九年一月一日或以後開始的年度期間起生效)。此項修訂澄清「歸屬條件」的定義並明確了由於以股份為基礎付款的對手方的「註銷」的會計處理，歸屬條件指提供服務的要求(要求對手方完成特定期間的服務)及業績條件(要求完成特定期間的服務及滿足特定的業績目標)。任何其他市場條件為非歸屬條件，已考慮到釐定已授出權益工具的公允價值。所有註銷做為加速歸屬，原在剩餘歸屬期間的金額將立即入帳。

(e) 二零零七年仍未生效且與本集團營運無關的對現有準則的詮釋

香港(國際財務報告詮釋委員會)－詮釋12「服務特許權的安排」(由二零零八年一月一日起生效)。香港(國際財務報告詮釋委員會)－詮釋12適用於由私人營運商參與公營服務基建的發展、融資、營運和維修的合約性安排。香港(國際財務報告詮釋委員會)－詮釋12與本集團的營運無關，因為本集團屬下並無公司提供公營服務。

香港(國際財務報告詮釋委員會)－詮釋13「客戶忠誠度計劃」(由二零零八年七月一日起生效)。香港(國際財務報告詮釋委員會)－詮釋13澄清了假若貨品或服務是跟隨一項客戶忠誠度獎勵計劃(例如忠誠度分數或贈品)而售出，則有關安排屬於多重銷售組合安排，應收客戶的代價須利用公平值在多重銷售組合安排部份中分攤。香港(國際財務報告詮釋委員會)－詮釋13與本集團的營運無關，因為本集團屬下並無公司營運任何客戶忠誠度計劃。

香港(國際財務報告詮釋委員會)－詮釋14「香港會計準則19－界定福利資產限額、最低資金要求及兩者相互關係」(由二零零八年一月一日起生效)。香港(國際財務報告詮釋委員會)－詮釋14對香港會計準則19有關評估可確認為資產的盈餘金額的限額提供指引。此項準則亦解釋了公積金資產或負債如何可能受法定或合約性的最低資金要求所影響。香港(國際財務報告詮釋委員會)－詮釋14與本集團的營運無關，因為本集團屬下並無界定福利計劃。

綜合財務報表附註

2 重要會計政策摘要(續)

2.2 綜合財務報表

綜合財務報表包括本公司及其所有附屬公司截至十二月三十一日止的財務報表。

(a) 附屬公司

附屬公司指本集團有權管控其財政及營運政策的所有實體，一般附帶超過半數投票權的股權。在評定本集團是否控制另一實體時，目前可行使或可兑換的潛在投票權的存在及影響均予考慮。

附屬公司在控制權轉移至本集團之日全面綜合入帳。附屬公司在控制權終止之日起停止綜合入帳。

會計收購法乃用作本集團收購附屬公司的入帳方法。收購的成本根據於交易日期所給予資產、所發行的股本工具及所產生或承擔的負債的公平值計算，另加該收購直接應佔的成本。在企業合併中所收購可識辨的資產以及所承擔的負債及或然負債，首先以彼等於收購日期的公平值計量，而不論任何少數股東權益的數額。收購成本超過本集團應佔所收購可識辨資產淨值公平值的數額記錄為商譽(附註2.8)。若收購成本低於所購入附屬公司資產淨值的公平值，該差額直接在收益表確認。

集團內公司之間的交易、交易的結餘及未實現收益予以對銷。除非交易提供所轉讓資產減值之憑證，否則未實現虧損亦予以對銷。附屬公司的會計政策已按需要作出改變，以確保與本集團採用的政策符合一致。

在本公司之資產負債表內，於附屬公司之投資按成本值扣除減值虧損準備列帳(附註2.9)。附屬公司之業績由本公司按已收及應收股息入帳。

(b) 交易及少數股東權益

本集團採納了一項政策，將其與少數股東進行之交易視為與本集團以外的人士進行的交易。向少數股東進行的出售而導致本集團的盈虧於綜合收益表記帳。向少數股東進行購置而導致的商譽，相當於所支付的代價與相關按所收購權益比例應佔附屬公司淨資產之帳面值的差額。

綜合財務報表附註

2 重要會計政策摘要*(續)*

2.2 綜合財務報表*(續)*

(c) 聯營公司

聯營公司指本集團對其有重大影響力而無控制權的實體，通常附帶有20%-50%投票權的股權。聯營公司投資以權益會計法入帳，初始以成本確認。

本集團應佔收購後聯營公司的溢利或虧損於綜合收益表內確認，而應佔收購後儲備的變動則於儲備帳內確認。投資帳面值會根據累計之收購後儲備變動而作出調整。如本集團應佔一家聯營公司之虧損等於或超過其在該聯營公司之權益，包括任何無抵押應收款，本集團不會確認進一步虧損，除非本集團已代聯營公司承擔責任或作出付款。

本集團與其聯營公司之間交易的未實現收益按集團在聯營公司權益的數額對銷。除非交易提供所轉讓資產減值之憑證，否則未實現虧損亦予以對銷。聯營公司的會計政策已按需要作出改變，以確保與本集團採用的政策符合一致。

在本公司之資產負債表內，於聯營公司之投資按成本值扣除減值虧損準備列帳(附註2.9)。聯營公司之業績由本公司按已收及應收股息入帳。

(d) 共同控制實體

共同控制實體指本集團與其他方以契約安排共同控制的經濟活動。除了本集團與其他方以契約安排共同控制並且本集團及其他方均不能單方面控制其經濟活動外，共同控制實體與其他實體以同種方式運營。

於共同控制實體之投資乃按權益法於帳目入帳，並按照成本加收購後應佔業績及儲備，以及收購時產生之商譽扣除減值虧損列帳(附註2.9)。收購後應佔業績及儲備乃根據有關利潤分配比率計算。

在本公司之資產負債表內，於共同控制實體之投資按成本值扣除減值虧損準備列帳(附註2.9)。共同控制實體之業績由本公司按已收及應收股息入帳。

綜合財務報表附註

2 重要會計政策摘要(續)

2.3 分部報告

業務分部指從事提供服務的一組資產和業務，而服務的風險和回報與其他業務分部的不同。地區分部指在某個特定經濟環境中從事提供服務，其服務的風險和回報與在其他經濟環境中營運的分部的不同。

根據本集團之內部財務報告，本集團決定以業務分部呈報為主要呈報格式，而地區分部為次要呈報格式。

2.4 外幣匯兑

(a) 功能和列帳貨幣

本集團每個實體的財務報表所列項目均以該實體營運所在的主要經濟環境的貨幣計量(「功能貨幣」)。綜合財務報表以人民幣呈報，該貨幣為本公司之功能及列帳貨幣。

(b) 交易及結餘

外幣交易採用交易日的匯率換算為功能貨幣。除了符合在權益中遞延入帳的現金流量對沖和淨投資對沖外，結算此等交易產生的匯兑盈虧以及將外幣計值的貨幣資產和負債以年終匯率換算產生的匯兑盈虧在收益表確認。

以外幣為單位被分類為可供出售的貨幣性證券的公平值變動，按照證券的攤銷成本變動與該證券帳面值的其他變動所產生的匯兑差額進行分析。與攤銷成本變動有關的匯兑差額確認為利潤或虧損，帳面值的其他變動則於權益中確認。

綜合財務報表附註

2 重要會計政策摘要*(續)*

2.4 外幣匯兑*(續)*

(c) *集團公司*

功能貨幣與列帳貨幣不同的所有集團實體(當中沒有嚴重通脹貨幣)的業績和財務狀況按如下方法換算為列帳貨幣：

(i) 每份呈報的資產負債表內的資產和負債按該資產負債表日期的收市匯率換算；

(ii) 每份收益表內的收入和費用按平均匯率換算(除非此匯率並不代表交易日期匯率的累計影響的合理約數；在此情況下，收支項目按交易日期的匯率換算)；及

(iii) 所有由此產生的匯兑差額確認為權益的獨立組成項目。

在綜合財務報表時，換算海外業務的淨投資，以及換算借貸及其他指定作為該等投資對沖的貨幣工具所產生的匯兑差額列入股東權益。當售出或清理部份海外業務時，該等匯兑差額在收益表確認為出售盈虧的一部份。

收購海外實體產生的商譽及公平值調整視為該海外實體的資產和負債，並按收市匯率換算。

綜合財務報表附註

2 重要會計政策摘要(續)

2.5 物業、機器及設備

(a) *在建中船舶*

在建中船舶是以成本值減累計減值虧損列帳。在建中船舶成本包括本集團興建和購買船舶相關的直接成本。在建中船舶於相關船舶完工並達到預定可使用狀態時開始提取折舊準備。在建中船舶於建造完成時轉入集裝箱船舶。

(b) *在建工程*

在建工程指在裝修辦公樓及其他在裝修或安裝中的物業、機器及設備,以成本值減累計減值虧損列帳。成本包括購建辦公樓的成本及本年實際發生的裝修成本。在建工程於相關資產完工並達到預定可使用狀態時開始提取折舊準備。當在建工程完工並達到預定可使用狀態時,相關成本轉入辦公樓及其他物業、機器及設備並按照以下所述政策提取折舊準備。

(c) *船舶修理*

購買船舶的時候,對於下次需要進行塢修的船舶部件應分別列示,並在下一次塢修前的期間內攤銷。之後為船舶塢修而發生的成本應予以資本化並將之於至下一個可預見的塢修日之間的期間內予以攤銷。在攤銷期間如發生重大塢修費用,則前一次塢修至今尚未攤銷完的成本將被一次性核銷。

(d) *其他物業、機器及設備*

其他物業、機器及設備是以歷史成本值減累計折舊和減值虧損列帳。歷史成本包括為取得該項物業、機器及設備所直接發生的支出。

其後成本只有在與該項目有關的未來經濟利益有可能流入本集團,而該項目的成本能可靠計量時,才包括在資產的帳面值或確認為獨立資產。所有其他維修及保養在產生的財政期間內於收益表支銷。

綜合財務報表附註

2 重要會計政策摘要*(續)*

2.5 物業、機器及設備*(續)*

(d) 其他物業、機器及設備(續)

其他物業、機器及設備的折舊採用以下的估計可使用年期將成本按直線法分攤至剩餘價值計算：

	估計可使用年限
集裝箱船舶	集裝箱船舶由首次註冊日期起25年
建築物	40年
集裝箱	8至12年
根據營運租賃租入船舶之改良成本*	5年或租賃期間(以較短者為準)
電腦及辦公室設備	5至8年
汽車	6年

* 代表本集團根據營運租賃營運之船舶發生之改良成本

物業、機器及設備的剩餘價值及可使用年期在每個結算日進行檢討，及在適當時調整。

若資產的帳面值高於其估計可收回價值，其帳面值實時撇減至可收回金額(附註2.9)。

(e) 出售時之收益或虧損

出售時之收益或虧損，按所得款及賬面值的差額確定，並於收益表中確認。

2.6 土地使用權

中華人民共和國所有土地均屬國有或集體所有，概無個人土地所有權存在。本集團已收購若干土地的使用權利並將支付該等權利的代價視同為經營性租入之預付款項入帳列為土地使用權，並採用直線法於租賃期內進行攤銷。

綜合財務報表附註

2 重要會計政策摘要*(續)*

2.7 租賃資產

(i) 本集團作為承租人

(a) 融資租賃

如本集團持有租賃資產擁有權的差不多所有風險及回報，分類為融資租賃。融資租賃在租賃開始時按租賃資產之公平值及最低租賃付款現值兩者之較低者資本化。每項租金均分攤為負債及財務開支，使財務費用佔融資結欠額之常數比率。相應租賃責任在扣除財務開支後計入流動及非流動貸款內。財務費用的利息部份於租約期內在綜合收益表確認，使財務費用與每個期間的負債餘額之比為常數定期利率。

以融資租賃持有之資產按資產之估計可用年限或租約期(以較短者為準)計提折舊。

(b) 營運租賃

如租賃擁有權的重大部份風險和回報由出租人保留，分類為營運租賃。根據營運租賃支付的款項(扣除自出租人收取之任何獎勵金後)於租賃期內以直線法在綜合收益表支銷。

(ii) 本集團作為出租人

營運租賃

按營運租賃出租之資產在資產負債表內之物業、機器及設備列帳，如適用，此等資產根據上述附註2.5所述的集團之折舊政策折舊。租金收入在扣除向承租人支付之任何獎勵金後以直線法在租期內確認。

綜合財務報表附註

2 重要會計政策摘要(續)

2.7 租賃資產(續)

(iii) 出售及回租交易－本集團作為承租人

出售及回租交易涉及由本集團出售一項資產並由本集團回租相同資產。由於出售及回租乃一併進行，所以租賃款項及出售價通常為相關的。

由本集團承擔資產擁有權的絕大部份風險及回報的出售及回租交易，皆作為融資租賃入帳。任何銷售收入超過帳面面值的餘額都遞延及於租賃期內分攤。

2.8 商譽

商譽指收購成本超過於收購日期本集團應佔所收購附屬公司的淨可識辨資產公平值的數額。商譽每年就減值進行測試，並按成本減累計減值虧損列帳。商譽的減值虧損不會轉回。出售某個實體的盈虧包括與被出售實體有關的商譽的帳面值。

就減值測試而言，商譽會分配至現金產生單位。此項分配是對預期可從商譽產生的業務合併中得益的現金產生單位或現金產生單位的組別而作出的。

2.9 附屬公司投資、聯營公司投資、共同控制實體投資及非財務資產減值

沒有確定使用年期之資產無需攤銷，但最少每年就減值進行測試，及當有事件出現或情況改變顯示帳面值可能無法收回時就減值進行檢討。減值虧損按資產之帳面值超出其可收回金額之差額於收益表內確認。可收回金額以資產之公平值扣除銷售成本或使用價值兩者之較高者為準。於評估減值時，資產將按可識辨現金流量(現金產生單位)的最低層次組合。除商譽外的已蒙受減值的資產，在每個報告日期就減值是否可以轉回進行檢討。

綜合財務報表附註

2 重要會計政策摘要 *(續)*

2.10 財務資產

本集團將其財務資產分類為按公平值透過損益列帳的財務資產和借款及應收款。分類方式視乎購入財務資產之目的而定。管理層在初始確認時釐定其財務資產的分類，並於每個報告日期重新評估其分類。

(a) 按公平值透過損益列帳的財務資產

按公平值透過損益列帳的財務資產指持有作買賣用途的財務資產。財務資產若在購入時主要用作在短期內出售，則分類為此類別。衍生工具除非被指定為對沖，否則亦分類為持作買賣用途。在此類別的資產分類為流動資產。

(b) 貸款及應收款

貸款及應收款為有固定或可釐定付款且沒有在活躍市場上報價的非衍生財務資產。此等款項包括在流動資產內，但到期日由結算日起計超過12個月者，則分類為非流動資產。貸款及應收款列在資產負債表中「應收貿易帳款及其他應收帳款」內。

定期購入及出售的財務資產在交易日確認一交易日指本集團承諾購入或出售該資產之日。對於並非按公平值透過損益記帳的所有財務資產，其投資初步按公平值加交易成本確認。按公平值透過損益記帳的財務資產，初步按公平值確認，而交易成本則在收益表支銷。當從投資收取現金流量的權利經已到期或經已轉讓，而本集團已將擁有權的所有風險和回報實際轉讓時，財務資產即終止確認。可供出售財務資產及按公平值透過損益記帳的財務資產其後按公平值列帳。貸款及應收款利用實際利息法按攤銷成本列帳。

來自「按公平值透過損益記帳的財務資產」類別的公平值變動所產生的盈虧，列入產生期間收益表內的「其他收益／(虧損)－淨額」中。來自按公平值透過損益記帳的財務資產的股息，當本集團收取有關款項的權利確定時，在收益表內確認為部份其他收入。

本集團在每個結算日評估是否有客觀證據證明某項財務資產或某組財務資產經已減值。應收貿易帳款的減值測試在附註2.13中列明。

綜合財務報表附註

2 重要會計政策摘要(*續*)

2.11 衍生金融工具

衍生工具初步按於衍生工具合約訂立日之公平值確認，其後按公平值重新計量。此等衍生工具的公平值變動所產生的盈虧實時於收益表中的「其他收益／(虧損)－淨額」內確認。

2.12 燃油

燃油乃指燃料及按成本值及可變現淨值兩者之較低者列帳。成本值按加權平均基準計算。

2.13 貿易及其他應收款

貿易及其他應收款初步以公平值確認，其後利用實際利息法按攤銷成本扣除減值撥備計量。當有客觀證據證明本集團將無法按應收款的原有條款收回所有款項時，即就貿易及其他應收款設定減值撥備。債務人之重大財務困難、債務人可能破產或進行財務重組，以及拖欠或逾期付款，均被視為是貿易應收款已減值的跡象。撥備金額為資產之帳面值與按原實際利率折現之估計未來現金流量之現值之差額。資產的帳面值透過使用備付帳戶削減，而有關的虧損數額則在收益表內的「分銷、行政及一般開支」中確認。如一項貿易應收款無法收回，其會與貿易應收款內的備付帳戶撇銷。之前已撇銷的款項如其後收回，將撥回收益表中的「分銷、行政及一般開支」內。

2.14 現金及現金等價物

現金及現金等價物包括現金、銀行通知存款和原到期日為三個月或以下的其他短期及高流動性投資，以及銀行透支(如有)。

2.15 股本

普通股被列為權益。直接歸屬於發行新股新增成本在權益中列為所得款的減少(扣除税項)。

綜合財務報表附註

2 重要會計政策摘要(續)

2.16 貿易應付款

貿易應付款初步以公平值確認，其後利用實際利息法按攤銷成本計量。

2.17 貸款

貸款初步按公平值並扣除產生的交易成本確認。貸款其後按攤銷成本列帳；所得款(扣除交易成本)與贖回價值的任何差額利用實際利息法於貸款期間內在綜合收益表確認。

除非本集團有無條件將負債的結算遞延至結算日後最少12個月的權利，否則貸款分類為流動負債。

2.18 當期和遞延所得税

當期所得税支出根據本公司及其附屬公司及聯營公司營運及產生應課税收入的國家於結算日已頒佈或實質頒佈的税務法例計算。管理層就適用税務法例詮釋所規限的情況定期評估報税表的狀況，並在適用情況下根據預期須向税務機關支付的税款設定撥備。

遞延所得税利用負債法就資產和負債的税基與在資產和負債在綜合財務報表的帳面值之差產生的暫時差異全數撥備。然而，若遞延所得税來自在交易(不包括企業合併)中對資產或負債的初步確認，而在交易時不影響會計損益或應課税盈虧，則不作記帳。遞延税項採用在結算日前已頒佈或實質頒佈，並在有關之遞延所得税資產實現或遞延所得税負債結算時預期將會適用之税率(及法例)而釐定。

遞延税項資產是就可能有未來應課税盈利而就此可使用暫時差異而確認。

遞延税項就附屬公司及聯營公司投資產生之暫時差異而撥備，但假若本集團可以控制暫時差異之撥回時間，而暫時差異在可預見將來有可能不會撥回則除外。

綜合財務報表附註

2 重要會計政策摘要*(續)*

2.19 借款費用

為購建物業、機器及設備所產生的借款費用，在資產支出及借款費用已經發生、並且為使資產達到預定可使用狀態所必要的購建活動已經開始時，予以資本化。其他借款發生的的借款費用，於發生時計入收益表。

2.20 僱員福利

(a) *退休金責任*

本集團在中國大陸聘用之全職員工均享有多項由政府支持之退休金計劃。據此，員工每月享有按若干程序計算之退休金。有關政府代理對已退休員工之退休金負償負責。本集團根據員工總薪金之百分比，每月向該等退休金計劃供款，惟受若干上限所規限。就該等基金而言，本集團之負償乃限於每年應付之供款。

本集團亦為香港受僱之員工設有定額供款之強制性公積金(「強積金」)計劃。本集團及員工根據香港強積金條例，各自作出相等於員工每月有關收入5%之供款，每人上限為1,000港元。

本集團對上述定額供款計劃作出之供款於作出時全數歸屬，並於產生時列作開支。

(b) *房屋福利*

本集團在中國大陸聘用之全職員工，均可參與多項由政府支持之房屋基金。本集團每月按員工薪金之若干百分比向該等基金供款，惟受若干上限所規限。就該等基金而言，本集團之負償乃限於每年應付之供款。該等基金供款於產生時支銷。

綜合財務報表附註

2 重要會計政策摘要*(續)*

2.20 僱員福利*(續)*

(c) *以股份為基礎的補償*

本集團設有一項以現金償付、以股份為基礎的補償計劃。僱員為獲取授予認股權而提供的服務的公平值確認為費用。僱員可以享有一份未來以現金支付的補償，該支付以本公司未來特定時期之H股股票價格特定增長為基礎。

在授權期合計應計入費用之金額為依據「期權定價」模型計算之股票增值權公平值，並考慮股票增值權授予時之條件及條款，以及至當天僱員為本集團提供服務之狀況。

於每一資產負債表日，本集團按負債之公平值評估所獲得的服務及負債。該等負債之公平值於每一資產負債表日及結算日進行重估，若存在任何公平值之改變，確認於授權期或當年度綜合收益表(附註28(i))。

2.21 撥備

在出現以下情況時作出撥備：本集團因已發生的事件而產生現有的法律或推定責任；很有可能需要資源流出以償付責任；金額已被可靠估計。不就未來營運虧損確認撥備。

如有多項類似責任，其需要在償付中流出資源的可能性，根據責任的類別整體考慮。即使在同一責任類別所包含的任何一個項目相關的資源流出的可能性極低，仍須確認撥備。

撥備採用税前利率按照預期需償付有關責任的開支的現值計量，該利率反映當時市場對金錢時間值和有關責任固有風險的評估。隨着時間過去而增加的撥備確認為利息開支。

綜合財務報表附註

2 重要會計政策摘要*(續)*

2.22 收益確認

收益指本集團在通常活動過程中提供服務的已收或應收代價的公平值。收益在扣除營業稅、回扣和折扣，以及對銷集團內部銷售後列帳。

當收益的數額能夠可靠計量、未來經濟利益很有可能流入有關實體，而本集團每項活動均符合具體條件時(如下文所述)，本集團便會將收益確認。除非與銷售有關的所有或然事項均已解決，否則收益的數額不被視為能夠可靠計量。本集團會根據其往績並考慮客戶類別、交易種類和每項安排的特點作出估計。

本集團按下列基準確認收益：

(i) 班輪服務

營運國際及國內集裝箱運輸業務之運費收入，按完成百分比基準確認，而完成百分比是按個別船舶之航程及時間比例基準釐定。

(ii) 租船

按營運租賃出租船舶之租金收入，於各有關之租約期間按直線法確認。

(iii) 利息收入

利息收入採用實際利息法按時間比例基準確認。

(iv) 股息收入

股息收入在收取款項的權利確定時確認。

綜合財務報表附註

2 重要會計政策摘要(續)

2.23 或然負債和或然資產

或然負債指因已發生之事件而可能引起之責任，此等責任需就某一宗或多宗事件會否發生才能確認，而本集團並不能完全控制這些未來事件會否實現。或然負債亦可能是因已發生之事件引致之現有責任，但由於可能不需要消耗經濟資源，或責任金額未能可靠地衡量而未有入帳。或然負債不會被確認，但會在綜合財務報表附註中披露。假若消耗資源之可能性改變，導致可能出現資源消耗，此等負債將被確認為準備。

或然資產指因已發生之事件而可能產生之責任，此等責任需就某一宗或多宗事件會否發生才能確認，而本集團並不能完全控制這些未來事件會否實現。或然資產不會被確認，但當經濟利益可能流入企業時會在綜合財務報表附註中披露。當經濟利益確定流入時，資產將被確認。

2.24 股息分派

向本公司權益持有人分派的股息在股息獲本公司權益持有人批准的期間內於本集團的綜合財務報表內列為負債。

3 財務風險管理

3.1 財務風險因素

本集團的活動承受着多種的財務風險：市場風險(包括外匯風險、現金流量利率風險及公平值利率風險)、信貸風險及流動資金風險。本集團的整體風險管理計劃專注於財務市場的難預測性，並尋求盡量減低對本集團財務表現的潛在不利影響。

(a) 市場風險

(i) 外匯風險

本集團在全球營運，故此承受多種不同貨幣產生的外匯風險，主要涉及人民幣及美元。外匯風險來自未來商業交易、已確認資產和負債以及海外經營的投資淨額。本集團正在考慮將來適時透過遠期合約來相抵外匯風險。

綜合財務報表附註

3 財務風險管理*(續)*

3.1 財務風險因素*(續)*

(a) *市場風險(續)*

(i) 外匯風險*(續)*

在二零零七年十二月三十一日，假若人民幣兑美元升值╱貶值10%，而所有其他因素維持不變，則該年度的除税後利潤應高出╱少了人民幣350,369,000元(二零零六年：人民幣256,442,000元)，主要來自換算以美元為單位的貿易及其他應收款、現金及現金等價物所得的匯兑虧損╱收益，以及換算美元為單位的貿易及其他應付款以及借貸所得的匯兑收益╱虧損。

(ii) 現金流量及公平值利率風險

本集團主要計息資產為短期銀行存款。本集團的收入和營運現金流量受市場利率的波動所影響的風險較低。

本集團的利率風險來自貸款、國內公司債券以及應付融資租賃款項。按變動利率發行的貸款以及應付融資租賃款項令本集團承受現金流量利率風險。按固定利率發行的貸款、國內公司債券以及應付融資租賃款項令本集團承受公平值利率風險。於二零零七年十二月三十一日及二零零六年十二月三十一日，分別有超過65%及78%的本集團貸款、國內公司債券以及應付融資租賃款項按固定利率計算。於二零零七年及二零零六年內，本集團按浮動利率計算的貸款以美元為單位。本集團貸款的加權平均實際利息率及還款計劃於附註19披露。

在二零零七年十二月三十一日，假若貸款利率高出╱低了100基點，而所有其他因素維持不變，則該年度的除税後利潤應低了╱高出人民幣27,142,000元(二零零六年：人民幣19,721,000元)，主要因為浮息貸款的較高╱較低利息開支所致。

綜合財務報表附註

3 財務風險管理(續)

3.1 財務風險因素(續)

(b) *信貸風險*

本集團並無重大集中的信貸風險。信貸風險來自現金及現金等價物，和銀行與財務機構的存款，亦有來自客戶的信貸風險，包括未償付的應收款。本集團有政策限制對任何財務機構的信貸額。本集團亦有政策確保所提供之服務對象是擁有適當信貸歷史的客戶並且本集團定期對客戶的信貸狀況進行評估。本集團過往收回的應收帳款及其他應收款均在記錄限額以內。

(c) *流動資金風險*

審慎的流動資金風險管理包括維持充裕的現金及通過取得足夠的已承諾批出的信貸額保持充裕的資金。本集團旨在保持已承諾批出的信貸融通以維持資金的靈活性。

管理層根據預期現金流量，監控集團的流動資金儲備的滾存預測，包括未提取的借貸融資(附註19)和現金及現金等價物(附註16)。

下表顯示本集團的財務負債，按照相關的到期組別，根據由結算日至合約到期日的剩餘期間進行分析。在表內披露的金額為合約性未貼現的現金流量(包括利息)。由於貼現的影響不大，故此在12個月內到期的應付貿易賬款及票據、應計費用及其他應付賬款及衍生金融工具結餘相等於其帳面值。

綜合財務報表附註

3 財務風險管理(續)

3.1 財務風險因素(續)

(c) 流動資金風險(續)

	1年以下 人民幣千元	至2年內 人民幣千元	2至5年內 人民幣千元	5年以上 人民幣千元
本集團				
二零零七年十二月三十一日				
銀行貸款(*附註19*)	**1,185,112**	**2,448,065**	**479,669**	**559,896**
國內公司債券(*附註20*)	**81,180**	**81,180**	**243,540**	**2,205,900**
應付融資租賃款項(*附註21*)	**731,594**	**720,180**	**1,840,463**	**665,976**
應付貿易帳款及票據(*附註23*)	**3,208,043**	**–**	**–**	**–**
應計費用及其他應付帳款	**667,226**	**–**	**–**	**–**
衍生金融工具	**6,858**	**–**	**–**	**–**
二零零六年十二月三十一日				
銀行貸款(*附註19*)	1,503,649	1,037,644	4,558,103	795,475
應付融資租賃款項(*附註21*)	995,756	889,384	2,106,029	865,105
應付貿易帳款及票據(*附註23*)	2,205,055	–	–	–
應計費用及其他應付帳款	515,189	–	–	–

3.2 資金風險管理

本集團的資金管理政策，是保障集團能繼續營運，以為股東提供回報和為其他權益持有人提供利益，同時維持最佳的資本結構以減低資金成本。

為了維持或調整資本結構，本集團可能會調整支付予股東的股息數額、向股東分派的資本返還、發行新股或出售資產以減低債務。

本集團利用負債比率監察其資本。此比率按照債務淨額除以總權益計算。債務淨額為總借貸(包括綜合資產負債表所列的即期及非即期貸款、國內公司債券、應付融資租賃款項)減去現金及現金等價物。

綜合財務報表附註

3 財務風險管理*(續)*

3.2 資金風險管理*(續)*

在二零零七年及二零零六年十二月三十一日，負債比率如下：

	二零零七年 人民幣千元	二零零六年 人民幣千元
銀行貸款*(附註19)*	**4,190,259**	6,645,760
國內公司債券*(附註20)*	**1,775,488**	—
應付融資租賃款項*(附註21)*	**3,306,730**	3,894,973
減：現金及現金等價物*(附註16)*	**(16,290,419)**	(2,915,542)
債務淨額	**(7,017,942)**	7,625,191
總權益	**32,943,243**	16,576,205
負債比率	**(21.3%)**	46.0%

現金及現金等價物之大幅度增長是由於發行A股所得款項約人民幣15,221,864,000元，並於二零零七年十二月收到該款項。

3.3 公平值估計

在活躍市場買賣的金融工具之公平值根據結算日的市場報價列帳。

沒有在活躍市場買賣的金融工具的公平值利用估值技術釐定。本集團利用多種方法，並根據每個結算日當時的市場情況作出假設。

由於應收貿易帳款及票據、預付帳款及其他應收帳款、現金及現金等價物、應付貿易帳款及票據、應計費用及其他應付帳款、短期銀行貸款以及與集團公司之往來存在較短到期期限，因此上述財務資產和負債的帳面值減估計信貸調整，被假定接近其公平值。作為披露目的，長期財務負債公平值的估計按未來合約現金流量以本集團類似金融工具可得的現有市場利率貼現計算。

綜合財務報表附註

4 關鍵會計估算及判斷

用於編製財務報告之估算和判斷會被持續評估，並根據過往經驗和其他因素進行評價，包括在有關情況下相信為合理的對未來事件的預測。

本集團對未來作出估算和假設。所得的會計估算如其定義，很少會與其實際結果相同。很大機會導致下個財政年度的資產和負債的帳面值作出重大調整的估算和假設討論如下：

(i) 物業、機器及設備之估計減值

依據披露於附註2.9之會計政策，本集團於每年度評估物業、機器及設備是否存在減值跡象，物業、機器及設備的可收回價值依據可利用價值計算。該等計算及評估依賴於判斷及估計之使用。

(ii) 所得税

本集團需要在多個司法權區繳納所得税。在釐定全球所得税撥備時，需要作出重大判斷。在一般業務過程中，有許多交易和計算所涉及的最終税務釐定都是不確定的。如此等事件的最終税務後果與最初記錄的金額不同，此等差額將影響作出此等釐定期間的所得税和遞延税撥備。

遞延税項資產之確認乃在於管理層預期遞延税項資產能應用於未來盈利，但實際應用結果可能有所不同。

(iii) 物業、機器及設備之可用年期

管理層考慮本集團物業、機器及設備預計可用年期及殘值。當可用年期及殘值與過往估計不同時，管理層將重訂折舊支出。或當科技落伍或非策略資產被放棄或出售時，將其註銷或減值。

綜合財務報表附註

4 關鍵會計估算及判斷（續）

(iv) 服務成本撥備

服務成本主要包括集裝箱及貨物成本、船舶及航程成本和支線及其他成本等按附註2.22所列以完成百分比基礎確認。該等費用之帳單大概於費用產生後六個月內收妥，因此，服務成本之確認乃根據服務提供及與供貨商同意之最新價目報告而釐定。若某一航程實際費用與估量費用不同，將對未來期間服務成本有所影響。

5 收益及分部資料

本集團之主要業務為擁有、租賃及營運集裝箱船舶，以提供國際及國內集裝箱航運服務。收益指來自班輪及租船服務之總收益（扣除折扣（如適用））。

	二零零七年 人民幣千元	二零零六年 人民幣千元
收益		
班輪	**38,702,300**	30,375,447
租船	**123,320**	126,931
	38,825,620	30,502,378

根據本集團之內部財務匯報，本集團決定以業務分部呈報為主要呈報格式，而地區分部為次要呈報格式。

業務分部呈報方式包括提供班輪服務及租船業務。至於地區分部呈報方式，分部收入來自覆蓋全球主要航線之班輪及租船服務。

綜合財務報表附註

5 收益及分部資料*(續)*

主要呈報格式－業務分部

本集團業務分為兩個主要業務類別：班輪及租船。本集團業務以提供班輪服務為主，租船業務之規模不足以作獨立呈報。

次要呈報格式－地區分部

本集團之班輪及租船業務遍及全球。收益來自全球主要航線包括太平洋、歐洲／地中海、亞太、中國國內及其他。

董事認為，基於本集團之業務性質，就香港會計準則第14號「分部申報」之定義而言，按特定地區分部劃分本集團之資產不具意義。因此，只有收益呈報地區分部資料：

	二零零七年 人民幣千元	二零零六年 人民幣千元
太平洋航線	**14,060,086**	13,490,485
歐洲／地中海航線	**12,811,876**	8,600,589
亞太航線	**5,540,157**	3,971,655
中國國內航線	**4,309,270**	2,419,817
其他航線	**2,104,231**	2,019,832
	38,825,620	30,502,378

綜合財務報表附註

6 物業、機器及設備

	集裝箱船舶 人民幣千元	樓宇 人民幣千元	在建中船舶 人民幣千元	在建工程 人民幣千元	本集團營運租賃船舶之改良成本 人民幣千元	集裝箱 人民幣千元	汽車 人民幣千元	計算機及辦公室設備 人民幣千元	總計 人民幣千元
於二零零六年一月一日									
成本	14,066,152	169,826	3,607,523	15,401	334,744	5,948,550	41,931	253,412	24,437,539
累計折舊及減值虧損	(1,357,019)	(2,689)	–	–	(257,490)	(1,910,016)	(20,784)	(118,728)	(3,666,726)
帳面淨值	12,709,133	167,137	3,607,523	15,401	77,254	4,038,534	21,147	134,684	20,770,813
截至二零零六年十二月三十一日止年度									
年初帳面淨值	12,709,133	167,137	3,607,523	15,401	77,254	4,038,534	21,147	134,684	20,770,813
匯兑差額	(18,055)	–	(79,889)	–	–	(92,550)	(66)	(868)	(191,428)
轉撥	2,863,253	25,971	(2,863,253)	(37,312)	–	–	–	11,341	–
收購附屬公司之增添	–	–	–	–	–	–	103	2,682	2,785
增添	31,833	–	2,151,813	31,697	3,855	963,583	2,513	14,545	3,199,839
從同系附屬公司購入	54,760	–	–	–	–	837,731	–	–	892,491
出售 *(附註35(a))*	(8,049)	–	–	–	(11,032)	(4,277)	(381)	(3,422)	(27,161)
折舊 *(附註25、35(a))*	(519,777)	(4,160)	–	–	(30,905)	(583,032)	(5,072)	(40,542)	(1,183,488)
年末帳面淨值	15,113,098	188,948	2,816,194	9,786	39,172	5,159,989	18,244	118,420	23,463,851
於二零零六年十二月三十一日									
成本	16,975,344	195,797	2,816,194	9,786	166,498	6,847,128	43,958	274,957	27,329,662
累計折舊及減值虧損	(1,862,246)	(6,849)	–	–	(127,326)	(1,687,139)	(25,714)	(156,537)	(3,865,811)
帳面淨值	15,113,098	188,948	2,816,194	9,786	39,172	5,159,989	18,244	118,420	23,463,851
截至二零零七年十二月三十一日止年度									
年初帳面淨值	**15,113,098**	**188,948**	**2,816,194**	**9,786**	**39,172**	**5,159,989**	**18,244**	**118,420**	**23,463,851**
匯兑差額	**(26,046)**	**–**	**(24,967)**	**–**	**–**	**(309,760)**	**(61)**	**(1,010)**	**(361,844)**
轉撥	**2,905,329**	**–**	**(2,905,329)**	**–**	**–**	**–**	**–**	**–**	**–**
增添	**100,987**	–	**3,751,307**	**29,641**	**6,772**	**1,069,232**	**4,450**	**10,093**	**4,972,482**
終止確認融資租賃集裝箱資產	**–**	**–**	**–**	**–**	**–**	**(830,301)**	**–**	**–**	**(830,301)**
出售 *(附註35(a))*	**–**	**–**	**–**	**–**	**(5,827)**	**(3,426)**	**(362)**	**(1,767)**	**(11,382)**
折舊 *(附註25、35(a))*	**(730,618)**	**(6,526)**	**–**	**–**	**(28,348)**	**(475,736)**	**(4,730)**	**(31,824)**	**(1,277,782)**
年末帳面淨值	**17,362,750**	**182,422**	**3,637,205**	**39,427**	**11,769**	**4,609,998**	**17,541**	**93,912**	**25,955,024**
於二零零七年十二月三十一日									
成本	**19,873,906**	**195,797**	**3,637,205**	**39,427**	**145,356**	**5,467,188**	**46,489**	**275,459**	**29,680,827**
累計折舊及減值虧損	**(2,511,156)**	**(13,375)**	**–**	**–**	**(133,587)**	**(857,190)**	**(28,948)**	**(181,547)**	**(3,725,803)**
帳面淨值	**17,362,750**	**182,422**	**3,637,205**	**39,427**	**11,769**	**4,609,998**	**17,541**	**93,912**	**25,955,024**

綜合財務報表附註

6 物業、機器及設備*(續)*

	集裝箱船舶 人民幣千元	樓宇 人民幣千元	在建中船舶 人民幣千元	在建工程 人民幣千元	本公司營運租賃船舶之改良成本 人民幣千元	集裝箱 人民幣千元	汽車 人民幣千元	計算機及辦公室設備 人民幣千元	總計 人民幣千元
於二零零六年一月一日									
成本	13,337,909	169,826	1,163,958	15,895	300,430	2,870,311	7,769	161,915	18,028,013
累計折舊及減值虧損	(1,279,217)	(2,689)	–	–	(234,930)	(1,777,375)	(3,348)	(80,434)	(3,377,993)
帳面淨值	12,058,692	167,137	1,163,958	15,895	65,500	1,092,936	4,421	81,481	14,650,020
截至二零零六年十二月三十一日止年度									
年初帳面淨值	12,058,692	167,137	1,163,958	15,895	65,500	1,092,936	4,421	81,481	14,650,020
轉撥	1,468,235	25,971	(1,468,235)	(37,312)	–	–	–	11,341	–
增添	27,566	–	1,913,275	31,203	–	–	1,714	–	1,973,758
轉至附屬公司	–	–	–	–	–	(1,092,936)	–	–	(1,092,936)
出售	(8,049)	–	–	–	(11,032)	–	–	(128)	(19,209)
折舊	(483,952)	(4,160)	–	–	(25,359)	–	(1,133)	(25,538)	(540,142)
年末帳面淨值	13,062,492	188,948	1,608,998	9,786	29,109	–	5,002	67,156	14,971,491
於二零零六年十二月三十一日									
成本	14,812,456	195,797	1,608,998	9,786	128,329	–	9,483	171,254	16,936,103
累計折舊及減值虧損	(1,749,964)	(6,849)	–	–	(99,220)	–	(4,481)	(104,098)	(1,964,612)
帳面淨值	13,062,492	188,948	1,608,998	9,786	29,109	–	5,002	67,156	14,971,491
截至二零零七年十二月三十一日止年度									
年初帳面淨值	**13,062,492**	**188,948**	**1,608,998**	**9,786**	**29,109**	**–**	**5,002**	**67,156**	**14,971,491**
轉撥	**1,567,415**	**–**	**(1,567,415)**	**–**	**–**	**–**	**–**	**–**	**–**
增添	**12,399**	**–**	**3,562,570**	**25,161**	**–**	**–**	**647**	**2,407**	**3,603,184**
出售	**(60,879)**	**–**	**–**	**–**	**(5,758)**	**–**	**(20)**	**–**	**(66,657)**
折舊	**(561,932)**	**(6,526)**	**–**	**–**	**(23,351)**	**–**	**(980)**	**(16,748)**	**(609,537)**
年末帳面淨值	**14,019,495**	**182,422**	**3,604,153**	**34,947**	**–**	**–**	**4,649**	**52,815**	**17,898,481**
於二零零七年十二月三十一日									
成本	**16,263,739**	**195,797**	**3,604,153**	**34,947**	**100,508**	**–**	**9,743**	**173,658**	**20,382,545**
累計折舊及減值虧損	**(2,244,244)**	**(13,375)**	**–**	**–**	**(100,508)**	**–**	**(5,094)**	**(120,843)**	**(2,484,064)**
帳面淨值	**14,019,495**	**182,422**	**3,604,153**	**34,947**	**–**	**–**	**4,649**	**52,815**	**17,898,481**

綜合財務報表附註

6 物業、機器及設備(續)

(a) 於二零零七年十二月三十一日，本集團根據融資租賃持有之集裝箱之帳面淨值約為人民幣3,420,080,000元(二零零六年：人民幣3,806,385,000元)。

(b) 於二零零七年一月一日之前，本集團與其同系附屬公司簽訂了一批長期集裝箱租賃合同，並將其確認為融資租賃。於二零零七年一月一日，本集團與該同系附屬公司簽訂了補充協定，將原合同的長期租賃改為一年期的短期租賃。因此與該批租賃合同相關的分別為人民幣830,301,000元與人民幣957,684,000元的融資租賃集裝箱資產淨值與融資租賃負債於二零零七年一月一日被終止確認，因而產生人民幣127,383,000元的收益(附註26)，並在二零零七年度收益表中入帳。

(c) 於二零零七年十二月三十一日，本集團抵押作長期貸款抵押品之集裝箱船舶、在建中船舶及集裝箱之帳面淨值約為人民幣1,991,942,000元(二零零六年：人民幣7,009,915,000元)(附註19)。

(d) 於二零零七年十二月三十一日，本集團作為出租人之經營租賃資產，包括根據租船安排出租船舶之帳面淨值為人民幣195,944,000元(二零零六年：人民幣180,946,000元)。

(e) 截至二零零七年十二月三十一日止年度，本集團及本公司之資本化借貸成本分別約為人民幣98,960,000元及人民幣88,212,000元(二零零六年：人民幣123,751,000元及人民幣70,063,000元)，已計入在建中船舶之帳面值內。

(f) 於二零零七年十二月三十一日，本集團及本公司之集裝箱船舶之累計減值虧損為人民幣59,279,000元(二零零六年：人民幣59,279,000元)，包含在「累計折舊及減值虧損」中。

(g) 折舊費用人民幣1,256,409,000元(二零零六年：人民幣1,163,981,000元)已經記錄在綜合收益表的服務成本中，人民幣21,373,000元(二零零六年：人民幣19,507,000元)已經記錄在綜合收益表的分銷、行政及一般開支中(附註25)。

綜合財務報表附註

7 土地使用權

本集團及本公司在土地使用權的權益指預付營運租賃款，按其帳面淨值分析如下：

	本集團及本公司 人民幣千元
截至二零零六年十二月三十一日止年度	
年初帳面淨值	13,686
本年攤銷	(330)
年末帳面淨值	13,356
於二零零六年十二月三十一日	
成本	13,918
累計攤銷	(562)
帳面淨值	13,356
截至二零零七年十二月三十一日止年度	
年初帳面淨值	**13,356**
本年攤銷	**(734)**
年末帳面淨值	**12,622**
於二零零七年十二月三十一日	
成本	**13,918**
累計攤銷	**(1,296)**
帳面淨值	**12,622**

本集團持有的土地使用權全部位於中華人民共和國上海市境內，租賃期為自取得之日起在30年至50年不等。

綜合財務報表附註

8 商譽

	本集團 人民幣千元
截至二零零六年十二月三十一日止年度	
年初帳面淨值	13,281
收購附屬公司之增添	33,146
年末帳面淨值，成本	46,427
截至二零零七年十二月三十一日止年度	
年初帳面淨值	**46,427**
收購附屬公司少數股東權益 *(附註35(c))*	**10,529**
年末帳面淨值，成本	**56,956**

商譽減值測試

本集團之商譽無減值準備。本集團每年根據附註2.8中所列示的會計政策對商譽進行減值測試。收購附屬公司股權所獲得商譽的帳面價值單獨在附屬公司作減值測試。

現金產生單位的可收回金額根據使用價值計算。計算方式利用現金流量預測，依據管理層核批的五年期財政預算。超過該五年期的現金流量採用估計增長率作出推算，該增長率與行業報告所載的預測符合一致。所採用的貼現率為稅前比率並反映相關部的特定風險。

根據對商譽所作的減值測試，本公司董事會(「董事會」)認為集團的商譽帳面值無需提取減值準備。

綜合財務報表附註

9 附屬公司權益

	本公司	
	於十二月三十一日	
	二零零七年	二零零六年
	人民幣千元	人民幣千元
非上市權益，按成本	**480,848**	396,188
借予附屬公司之款項	**652,589**	932,289
	1,133,437	1,328,477

(a) 於本年度，本公司以總價人民幣40,955,000元向其最終控股公司中國海運(集團)總公司收購了八家附屬公司之少數股東權益(附註35(c))，並確認了商譽人民幣10,529,000元(附註8)。

(b) 於截至二零零七年十二月三十一日止年度，本公司終止了其對一附屬公司的控制，因此該附屬公司轉為本集團之聯營公司，不再納入本集團之合併範圍。本公司對該附屬公司的投資成本為人民幣2,400,000元(附註35(d))。

(c) 借予附屬公司之款項無擔保，年利率為倫敦銀行同業拆放率加上0.05%計算，以美元為單位，並且於二零零五年度至二零零九年度之間償還。

(d) 於二零零七年十二月三十一日之附屬公司名單載於附註40(a)。

綜合財務報表附註

10 聯營公司投資

	本集團 於十二月三十一日 二零零七年 人民幣千元	 二零零六年 人民幣千元
年初餘額	**48,758**	47,596
終止合併子公司（*附註35(d)*）	**7,205**	
應佔聯營公司業績		
一除所得税前利潤	**8,102**	8,944
一所得税	**(2,057)**	(2,415)
	6,045	6,529
已收股息	**(7,076)**	(5,367)
年末餘額	**54,932**	48,758

本集團在聯營公司（均為非上市）的業績以及其合計資產和負債情況如下：

	於十二月三十一日 二零零七年 人民幣千元	 二零零六年 人民幣千元
總資產	**63,132**	51,280
總負債	**8,200**	2,522
收益	**44,670**	39,972
淨利潤	**6,045**	6,529
持有權益百分比	**40%**	40%

於二零零七年十二月三十一日，關於聯營公司詳情載於附註40(b)。

綜合財務報表附註

10 聯營公司投資(續)

	本公司 於十二月三十一日 二零零七年 人民幣千元	 二零零六年 人民幣千元
非上市投資，按成本	**31,614**	29,214

11 共同控制實體投資

	本集團 於十二月三十一日 二零零七年 人民幣千元	 二零零六年 人民幣千元
年初餘額	**32,000**	–
於共同控制實體投資	**–**	32,000
應佔共同控制實體業績		
一除所得税前利潤	**1,080**	–
一所得税	**(121)**	–
	959	–
年末餘額	**32,959**	32,000

綜合財務報表附註

11 共同控制實體投資(續)

本集團在共同控制實體(均為非上市)的業績以及其合計資產和負債情況如下:

	於十二月三十一日	
	二零零七年	二零零六年
	人民幣千元	人民幣千元
總資產	**58,415**	32,000
總負債	**25,456**	–
收益	**3,040**	–
淨利潤	**959**	–
持有權益百分比	**50%**	50%

於二零零七年十二月三十一日,關於共同控制實體詳情列載於附註40(c)。

	本公司	
	於十二月三十一日	
	二零零七年	二零零六年
	人民幣千元	人民幣千元
非上市投資,按成本	**32,000**	32,000

本集團及本公司概無與於共同控制實體的投資有關的任何或然負債,且共同控制實體本身亦無任何或然負債。

綜合財務報表附註

12 金融工具(按類別)

金融工具的會計政策已應用於以下各項：

	本集團		本公司	
	於十二月三十一日		於十二月三十一日	
	二零零七年	二零零六年	**二零零七年**	二零零六年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
根據綜合／公司資產負債表的資產				
按公平值透過損益記帳的資產				
一衍生金融工具(*附註15*)	**21,694**	–	**21,694**	–
貸款及應收款				
一應收貿易帳款及票據(*附註14*)	**4,054,201**	3,490,403	**2,423,482**	1,178,261
一其他應收款	**137,903**	97,984	**129,294**	104,411
一現金及現金等價物(*附註16*)	**16,290,419**	2,915,542	**14,357,901**	925,058
	20,504,217	6,503,929	**16,932,371**	2,207,730
根據綜合／公司資產負債表的負債				
按公平值透過損益記帳的負債				
一衍生金融工具(*附註15*)	**6,858**	–	**–**	–
其他財務負債				
一應付貿易帳款及票據(*附註23*)	**3,208,043**	2,205,055	**6,928,389**	1,833,288
一應計費用及其他應付帳款	**667,226**	515,189	**358,451**	258,894
一銀行貸款(*附註19*)	**4,190,259**	6,245,760	**–**	4,283,940
一國內公司債券(*附註20*)	**1,775,488**	–	**1,775,488**	–
一應付融資租賃款項(*附註21*)	**3,306,730**	3,894,973	**–**	–
	13,154,604	12,860,977	**9,062,328**	6,376,122

綜合財務報表附註

13 財務資產的信貸質素

沒有逾期亦沒有減值的財務資產的信貸質素可參考外部信貸評級（如有）或有關對方拖欠比率的歷史資料進行評估。

(a) 應收貿易賬款

於二零零七年十二月三十一日，本集團及本公司的應收貿易賬款中分別為人民幣3,329,846,000元（二零零六年：人民幣2,914,493,000元）及人民幣2,272,562,000元（二零零六年：人民幣1,170,648,000元）賬齡為三個月之內。三個月之內的應收貿易賬款主要來自良好信貸記錄以及較低拖欠還款記錄之客戶。已逾期或已計提減值的應收貿易賬款在附註14中披露。

已全數履約的財務資產沒有在本年度重新商討。

(b) 現金及現金等價物

本集團將銀行存款分成以下三種組別：

- 第1組別－主要國際銀行（花旗銀行和荷蘭銀行）。
- 第2組別－中國四大國有銀行（中國建設銀行、中國銀行、中國農業銀行以及中國工商銀行）。
- 第3組別－中國其他國有銀行。

由於存款機構擁有較高的信用等級或系中國大型國有銀行，因此管理層認為現金及銀行存款的信貸風險相對較低。管理層認為如果出現危機，國家將會支持大型國有銀行。

	本集團		**本公司**	
	於十二月三十一日		**於十二月三十一日**	
	二零零七年	二零零六年	**二零零七年**	二零零六年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
第1組別	**1,328,926**	1,563,042	**64,518**	66,291
第2組別	**7,443,412**	605,937	**7,141,397**	381,999
第3組別	**7,518,081**	746,563	**7,151,986**	476,768
	16,290,419	2,915,542	**14,357,901**	925,058

綜合財務報表附註

14 應收貿易帳款及票據

	本集團 於十二月三十一日 二零零七年 人民幣千元	本集團 於十二月三十一日 二零零六年 人民幣千元	本公司 於十二月三十一日 二零零七年 人民幣千元	本公司 於十二月三十一日 二零零六年 人民幣千元
應收貿易賬款				
一附屬公司	–	–	**1,464,004**	664,393
一同系附屬公司(*附註39(c)*)	**2,034,131**	1,932,592	**429,944**	292,996
一第三方	**1,801,852**	1,431,516	**343,299**	108,779
	3,835,983	3,364,108	**2,237,247**	1,066,168
應收票據	**218,218**	126,295	**186,235**	112,093
	4,054,201	3,490,403	**2,423,482**	1,178,261

應收貿易帳款及票據之帳齡分析如下：

	本集團 於十二月三十一日 二零零七年 人民幣千元	本集團 於十二月三十一日 二零零六年 人民幣千元	本公司 於十二月三十一日 二零零七年 人民幣千元	本公司 於十二月三十一日 二零零六年 人民幣千元
一個月至三個月	**3,329,846**	2,914,493	**2,272,562**	1,170,648
四個月至六個月	**581,023**	561,926	**118,248**	12,240
七個月至九個月	**244,239**	114,784	**47,348**	4,554
十個月至十二個月	**4,265**	–	**2,323**	–
一年以上	**8,810**	13,150	**7,454**	13,150
	4,168,183	3,604,353	**2,447,935**	1,200,592
減：應收賬款減值撥備	**(113,982)**	(113,950)	**(24,453)**	(22,331)
	4,054,201	3,490,403	**2,423,482**	1,178,261

應收貿易帳款及票據的帳面餘額與其公平值相似。

綜合財務報表附註

14 應收貿易帳款及票據(續)

於二零零七年十二月三十一日，本集團和本公司分別為人民幣838,337,000元及人民幣175,373,000元(二零零六年：分別為人民幣689,860,000元及人民幣29,944,000元)的應收貿易賬款已超過信貸期且減值。於二零零七年十二月三十一日，撥備金額分別為人民幣113,982,000元及人民幣24,453,000元(二零零六年: 分別為人民幣113,950,000元及人民幣22,331,000元)。此等應收款的賬齡如下:

	本集團		本公司	
	於十二月三十一日		於十二月三十一日	
	二零零七年	二零零六年	二零零七年	二零零六年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
四個月至六個月	**581,023**	561,926	**118,248**	12,240
七個月至九個月	**244,239**	114,784	**47,348**	4,554
十個月至十二個月	**4,265**	–	**2,323**	–
一年以上	**8,810**	13,150	**7,454**	13,150
	838,337	689,860	**175,373**	29,944

應收貿易帳款及票據帳面餘額按貨幣列示如下：

	本集團		本公司	
	於十二月三十一日		於十二月三十一日	
	二零零七年	二零零六年	二零零七年	二零零六年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
人民幣	**1,231,231**	1,176,638	**335,686**	412,932
港幣	**204,761**	7,717	**–**	–
美元	**2,347,947**	1,966,129	**1,905,018**	754,182
其他貨幣	**270,262**	339,919	**182,778**	11,147
	4,054,201	3,490,403	**2,423,482**	1,178,261

14 應收貿易帳款及票據(續)

應收貿易賬款減值撥備的變動如下：

	本集團		本公司	
	二零零七年	二零零六年	**二零零七年**	二零零六年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
一月一日	**113,950**	130,059	**22,331**	37,828
應收款減值撥備(*附註25*)	**32**	–	**2,122**	
應收款減值撥備轉回(*附註25*)	**–**	(16,109)	**–**	(15,497)
十二月三十一日	**113,982**	113,950	**24,453**	22,331

對已減值應收款撥備的設立和轉回已包括在收益表中「分銷、行政及一般開支」內(附註25)。

信貸政策

具有良好付款記錄之客戶授予介乎三個月之內之信貸期。

由於本集團及本公司擁有遍布全球的大量客戶，因此應收貿易帳款並無集中的信貸風險。

綜合財務報表附註

15 衍生金融工具

	本集團		本公司	
	於十二月三十一日		於十二月三十一日	
	二零零七年	二零零六年	二零零七年	二零零六年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
遠期外匯合約				
資產	**21,694**	–	**21,694**	–
負債	**6,858**	–	**–**	–

遠期外匯合約之公平值按照資產負債表日的遠期外匯匯率計算。於二零零七年十二月三十一日，仍未結算的遠期外匯合約資產和負債的設定本金額均為美元50,000,000(二零零六年：無)。

16 現金及現金等價物

	本集團		本公司	
	於十二月三十一日		於十二月三十一日	
	二零零七年	二零零六年	二零零七年	二零零六年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
銀行及庫存現金	**1,164,652**	2,065,367	**474,945**	881,695
短期銀行存款	**15,125,767**	850,175	**13,882,956**	43,363
	16,290,419	2,915,542	**14,357,901**	925,058

短期銀行存款的實際利率為每年2.53%(二零零六年：4.6%)；此等存款的平均到期日為42天(二零零六年：5天)。

現金及現金等價物按貨幣列示如下：

	本集團		本公司	
	於十二月三十一日		於十二月三十一日	
	二零零七年	二零零六年	二零零七年	二零零六年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
人民幣	**14,143,659**	889,378	**13,874,616**	602,632
港幣	**143,368**	120,764	**41,345**	41,716
美元	**1,672,352**	1,742,818	**437,338**	278,872
其他貨幣	**331,040**	162,582	**4,602**	1,838
	16,290,419	2,915,542	**14,357,901**	925,058

綜合財務報表附註

17 股本

	本公司			
		A股每股	H股每股	
	股份數目	人民幣一元	人民幣一元	總計
	(千計)	人民幣千元	人民幣千元	人民幣千元
於二零零六年十二月三十一日	6,030,000	3,610,000	2,420,000	6,030,000
派送股票股利	3,316,500	1,985,500	1,331,000	3,316,500
發行A股	2,336,625	2,336,625	—	2,336,625
於二零零七年十二月三十一日	**11,683,125**	**7,932,125**	**3,751,000**	**11,683,125**

(i) 於二零零七年十二月三十一日及二零零六年十二月三十一日，所有已發行股份均已註冊並且全數繳足，每股人民幣1元，共為11,683,125,000股(二零零六年：6,030,000,000股)，包括7,932,125,000股A股和3,751,000,000股H股(二零零六年：3,610,000,000股國有股和2,420,000,000股H股)。除H股的持有人將會獲得以人民幣宣佈但以港幣支付的股息外，所有H股和A股(以及國有股)均享有完全相等之權利。

(ii) 於本公司二零零七年八月八日召開的董事會上，董事提議在本集團截至二零零七年六月三十日的可供分配利潤中，部份按面值每股人民幣1元以股票股利的方式進行分配，利潤分配數額為人民幣3,316,500,000元，即每10股分配5.5股紅股(附註34(i))。該股票股利已由二零零七年九月二十九日召開的臨時股東大會批准。

(iii) 根據二零零七年八月八日召開的董事會以及二零零七年九月二十九日召開的股東大會，本公司發行了2,336,625,000股A股，自二零零七年十二月十二日起在上海證券交易所掛牌上市。A股募集資金總額為人民幣15,468,458,000元，扣除有關費用約人民幣246,594,000元後，A股募集資金淨額約為人民幣15,221,864,000元。股票發行溢價約為人民幣12,885,239,000元作為資本盈餘(附註18)。A股募集資金淨額將用作：(i)訂造集裝箱船舶；(ii)收購與集裝箱運輸業務有關之資產；(iii)補充本集團營運資金；及償還銀行貸款。

綜合財務報表附註

18 其他儲備及未分配利潤

(a) 其他儲備

	本集團					
	資本盈餘	法定盈餘公積金 *(附註(i))*	法定公益金 *(附註(iii))*	任意盈餘公益金	換算	總計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
於二零零六年一月一日	4,851,488	787,735	586,632	740	(97,757)	6,128,838
匯兑差異	–	–	–	–	(194,233)	(194,233)
轉撥	–	586,632	(586,632)	–	–	–
利潤分配至法定儲備 *(附註(i))*	–	63,910	–	–	–	63,910
於二零零六年十二月三十一日和二零零七年一月一日	**4,851,488**	**1,438,277**	**–**	**740**	**(291,990)**	**5,998,515**
匯兑差異	**–**	**–**	**–**	**–**	**(238,356)**	**(238,356)**
發行A股 *(附註17(iii))*	**12,885,239**	**–**	**–**	**–**	**–**	**12,885,239**
由法定儲備轉入未分配利潤 *(附註(ii))*	**–**	**(794,953)**	**–**	**–**	**–**	**(794,953)**
利潤分配至法定儲備 *(附註(i))*	**–**	**560,864**	**–**	**–**	**–**	**560,864**
於二零零七年十二月三十一日	**17,736,727**	**1,204,188**	**–**	**740**	**(530,346)**	**18,411,309**

綜合財務報表附註

18 其他儲備及未分配利潤(續)

(a) 其他儲備(續)

	本公司			
	資本盈餘	法定盈餘公積金	法定公益金	總計
		(附註(i))	(附註(iii))	
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
於二零零六年一月一日	4,771,887	769,757	568,654	6,110,298
轉撥	—	568,654	(568,654)	—
利潤分配至法定儲備(附註(i))	—	59,977	—	59,977
於二零零六年十二月三十一日和二零零七年一月一日	4,771,887	1,398,388	—	6,170,275
發行A股(附註17(iii))	12,885,239	—	—	12,885,239
由法定儲備轉入未分配利潤(附註(ii))	—	(754,324)	—	(754,324)
利潤分配至法定儲備(附註(i))	—	560,864	—	560,864
於二零零七年十二月三十一日	**17,657,126**	**1,204,928**	—	**18,862,054**

(b) 未分配利潤

	本集團		本公司	
	二零零七年	二零零六年	二零零七年	二零零六年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
一月一日	**4,504,726**	4,433,026	**266,006**	739,867
年度利潤	**3,215,417**	859,210	**5,754,079**	309,716
有關二零零六年(二零零五年)的股息	**(241,200)**	(723,600)	**(241,200)**	(723,600)
支付特別股息(附註34)	**(4,866,150)**	—	**(4,866,150)**	—
其他儲備轉入未分配利潤(附註(ii))	**794,953**	—	**754,324**	—
利潤分配至法定儲備(附註(i))	**(560,864)**	(63,910)	**(560,864)**	(59,977)
十二月三十一日	**2,846,882**	4,504,726	**1,106,195**	266,006

綜合財務報表附註

18 其他儲備及未分配利潤*(續)*

附註：

(i) 根據中國規例及本集團旗下各公司之公司章程，於分派每年度之淨利潤之前，各家在中國註冊之公司須從其該年度在扣除以前年度任何虧損後之法定淨利潤(按中國企業會計準則及企業會計制度釐定)撥出10%至法定盈餘公積金。當此法定盈餘公積金達到各有關公司股本之50%時，其餘之任何分配均屬選擇性。法定盈餘公積金可用於抵銷以前年度之虧損或發行紅股。然而，該等法定盈餘公積金必須維持不可低於該實體進行發行後股本之25%。

(ii) 於二零零七年度，為中國法定財務報表目的，本集團採納了中國財政部頒發的新會計準則(「新準則」)。根據新準則以及詮釋，本集團將部份法定盈餘公積金轉入了未分配利潤。

(iii) 在二零零六年一月一日前，本集團旗下在中國註冊的公司，須以年內法定淨利潤(按中國企業會計準則及企業會計制度釐定)撥出5%至10%至法定公益金。法定公益金是用於為實體之員工建造或收購資本項目，而不得用於支付員工福利開支。這些資本項目的所有權屬該實體所有。

根據二零零五年十月二十七日修改後的中國公司法，本公司自二零零六年一月一日起，已毋須提取利潤至法定公益金，根據中國財政部的相關文件，於二零零六年一月一日此公益金的餘額已轉撥至法定盈餘公積金。

綜合財務報表附註

19 銀行貸款

	本集團		本公司	
	於十二月三十一日		於十二月三十一日	
	二零零七年	二零零六年	二零零七年	二零零六年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
非流動負債				
一長期銀行貸款	**3,231,993**	5,538,152	–	3,408,940
流動負債				
一短期銀行貸款	–	400,000	–	400,000
一長期銀行貸款一即期部份	**958,266**	707,608	–	475,000
	958,266	1,107,608	–	875,000
	4,190,259	6,645,760	–	4,283,940
重新表述：				
一無抵押	**2,775,748**	1,642,870	–	862,000
一有抵押	**1,414,511**	5,002,890	–	3,421,940
	4,190,259	6,645,760	–	4,283,940

銀行貸款付款期限如下：

	本集團		本公司	
	於十二月三十一日		於十二月三十一日	
	二零零七年	二零零六年	二零零七年	二零零六年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
一年內	**958,266**	1,107,608	–	875,000
第二年	**2,273,095**	707,608	–	475,000
第三年至第五年	**427,757**	4,079,808	–	2,622,700
五年後	**531,141**	750,736	–	311,240
	4,190,259	6,645,760	–	4,283,940

綜合財務報表附註

19 銀行貸款(續)

本集團及本公司的貸款在利率變動及合約重新定價日期所承擔的風險如下：

	本集團		本公司	
	於十二月三十一日		於十二月三十一日	
	二零零七年	二零零六年	**二零零七年**	二零零六年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
六個月或以下	**3,250,551**	2,361,820	**–**	–
六至十二個月	**–**	4,283,940	**–**	4,283,940
五年以上	**939,708**	–	**–**	–
	4,190,259	6,645,760	**–**	4,283,940

於二零零七年十二月三十一日，本集團長期銀行貸款擔保列示如下：

(i) 以本集團帳面淨值約為人民幣1,991,942,000元(二零零六年：人民幣7,009,915,000元)之若干集裝箱船舶、在建集裝箱船舶及集裝箱作抵押(附註6(c))。

(ii) 以對若干擁有貨船的附屬公司股份押記作為抵押(附註40(a)(i))。

根據類別及貨幣對本集團和本公司銀行貸款的帳面價值所作分析如下：

	本集團		本公司	
	於十二月三十一日		於十二月三十一日	
	二零零七年	二零零六年	**二零零七年**	二零零六年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
人民幣				
一固定利率	**–**	4,283,940	**–**	4,283,940
美元				
一固定利率	**939,712**	–	**–**	–
一浮動利率	**3,250,547**	2,361,820	**–**	–
	4,190,259	6,645,760	**–**	4,283,940

綜合財務報表附註

19 銀行貸款 *(續)*

於資產負債表日，加權平均實際利率列示如下：

	本集團 於十二月三十一日		本公司 於十二月三十一日	
	二零零七年	二零零六年	**二零零七年**	二零零六年
銀行貸款				
一人民幣	**–**	5.18%	**–**	5.18%
一美元	**5.41%**	5.96%	**–**	–

短期銀行貸款的帳面值與其公平值相近。

長期銀行貸款的帳面價值及其公平值列示如下：

	本集團 於十二月三十一日		本公司 於十二月三十一日	
	二零零七年 人民幣千元	二零零六年 人民幣千元	**二零零七年 人民幣千元**	二零零六年 人民幣千元
帳面價值	**4,190,259**	6,245,760	**–**	3,883,940
公平值	**4,135,360**	6,150,725	**–**	3,788,905

本集團及本公司有如下尚未使用的信貸額度：

	本集團 於十二月三十一日		本公司 於十二月三十一日	
	二零零七年 人民幣千元	二零零六年 人民幣千元	**二零零七年 人民幣千元**	二零零六年 人民幣千元
浮動利率	**119,795**	1,210,348	**–**	–
固定利率	**–**	4,760,360	**–**	4,760,360
	119,795	5,970,708	**–**	4,760,360

綜合財務報表附註

20 國內公司債券

	本集團及本公司	
	二零零七年	二零零六年
	人民幣千元	人民幣千元
長期國內公司債券	**1,775,488**	—

於二零零七年六月十二日，經中國國家發展改革委員會批准，本公司在中國發行金額為人民幣1,800,000,000元的國內企業債券。該債券為10年期債券，於二零一七年六月十二日兑付本金，債券之固定年息率為4.51%。該債券由中國銀行上海分行提供擔保，並已經在中國內地銀行間債券市場上市。

債券於發行日以公平值人民幣1,800,000,000元，扣減債券發行的交易成本約人民幣24,512,000元後入帳。

於二零零七年十二月三十一日，該債券經估計的公平值約為人民幣1,627,206,000元。公平值根據現金流量以與本集團債券相同特徵和到期日的債券之市場利率貼現計算。該年貼現率約為5.5%。

綜合財務報表附註

21 應付融資租賃款項

	本集團					
	於二零零七年十二月三十一日			於二零零六年十二月三十一日		
	最低租賃付款額	財務支出	最低租賃付款額之現值淨額	最低租賃付款額	財務支出	最低租賃付款額之現值淨額
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
應付融資租賃款項						
一年內	**731,594**	**188,333**	**543,261**	995,756	300,032	695,724
第二年	**720,180**	**156,222**	**563,958**	889,384	224,690	664,694
第三年至第五年	**1,840,463**	**267,334**	**1,573,129**	2,106,029	374,336	1,731,693
五年後	**665,976**	**39,594**	**626,382**	865,105	62,243	802,862
	3,958,213	**651,483**	**3,306,730**	4,856,274	961,301	3,894,973
減：一年內(即期部份)	**(731,594)**	**(188,333)**	**(543,261)**	(995,756)	(300,032)	(695,724)
	3,226,619	**463,150**	**2,763,469**	3,860,518	661,269	3,199,249

本集團應付融資租賃款項的實際利息為每年6.17%(二零零六年：10.3%)。

本集團應付融資租賃款項的賬面值與其公平值相近。公平值的計算基於平均借款利率得出的現金流貼現值。

所有應付融資租賃款項均為美元。

綜合財務報表附註

22 遞延所得税

當有法定可執行權力將現有税項資產與現有税項負債抵銷，且遞延所得税涉及同一財政機關，則可將遞延所得税資產與負債互相抵銷。抵銷的金額如下：

	本集團		本公司	
	二零零七年	二零零六年	**二零零七年**	二零零六年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
一在十二個月內收回的 遞延税項資產	**(8,552)**	(15,887)	**(8,552)**	(10,942)
一超過十二個月後支銷的 遞延税項負債	**180,578**	853,136	**61,030**	59,439
	172,026	837,249	**52,478**	48,497

遞延税項負債／(資產)的變動如下：

	本集團		本公司	
	二零零七年	二零零六年	**二零零七年**	二零零六年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
年初	**837,249**	637,120	**48,497**	(40,836)
在收益表中計入／(轉回) *(附註31)*	**(665,223)**	200,129	**3,981**	89,333
年末	**172,026**	837,249	**52,478**	48,497

綜合財務報表附註

22 遞延所得稅(續)

年內遞延稅項資產和負債沒有計入在同一徵稅區內抵銷結餘的變動如下：

遞延稅項負債：

	本集團				本公司		
	附屬公司利潤	殘值差異	其他	總計	殘值差異	其他	總計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
於二零零六年一月一日	682,901	36,769	–	719,670	36,769	–	36,769
在收益表中計入	110,796	42,627	–	153,423	42,627	–	42,627
於二零零六年十二月三十一日	793,697	79,396	–	873,093	79,396	–	79,396
在收益表中計入／(轉回)	(669,204)	8,104	5,423	(655,677)	8,104	5,423	13,527
於二零零七年十二月三十一日	**124,493**	**87,500**	**5,423**	**217,416**	**87,500**	**5,423**	**92,923**

本集團之遞延稅項負債主要為以16.5%固定比率計提的本公司海外附屬公司利潤之企業所得稅。該等遞延稅項負債將於本公司海外附屬公司將利潤分回時支付。

綜合財務報表附註

22 遞延所得稅（續）

遞延稅項資產：

	本集團					
	融資租賃負債之利息部份	資本化塢修費用	稅項虧損	以股份為基礎的補償	撥備	總計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
於二零零六年一月一日	(69,148)	(8,457)	(4,945)	–	–	(82,550)
在綜合收益表中計入／(轉回)	69,148	(2,485)	(19,957)	–	–	46,706
於二零零六年十二月三十一日	–	(10,942)	(24,902)	–	–	(35,844)
在綜合收益表中計入／(轉回)	–	1,864	19,957	(25,117)	(6,250)	(9,546)
於二零零七年十二月三十一日	**–**	**(9,078)**	**(4,945)**	**(25,117)**	**(6,250)**	**(45,390)**

	本公司					
	融資租賃負債之利息部份	資本化塢修費用	稅項虧損	以股份為基礎的補償	撥備	總計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
於二零零六年一月一日	(69,148)	(8,457)	–	–	–	(77,605)
在收益表中計入／(轉回)	69,148	(2,485)	(19,957)	–	–	46,706
於二零零六年十二月三十一日	–	(10,942)	(19,957)	–	–	(30,899)
在收益表中計入／(轉回)	–	1,864	19,957	(25,117)	(6,250)	(9,546)
於二零零七年十二月三十一日	**–**	**(9,078)**	**–**	**(25,117)**	**(6,250)**	**(40,445)**

就結轉的稅損而確認的遞延稅項資產僅限於有關之稅務利益有可能透過未來應課稅盈利實現的部份。於二零零七年十二月三十一日，本集團未確認的遞延稅項資產金額約為人民幣59,773,000元（二零零六年：人民幣14,229,000元），其相應的稅項虧損約人民幣239,091,000元（二零零六年：人民幣94,862,000元）。其中大部份稅項虧損於五年內到期。

23 應付貿易帳款及票據

	本集團 於十二月三十一日 二零零七年 人民幣千元	本集團 於十二月三十一日 二零零六年 人民幣千元	本公司 於十二月三十一日 二零零七年 人民幣千元	本公司 於十二月三十一日 二零零六年 人民幣千元
應付貿易帳款				
－附屬公司	**–**	–	**5,855,844**	1,102,064
－同系附屬公司 *(附註39(c))*	**458,349**	259,834	**334,083**	362,793
－第三方	**2,749,694**	1,945,221	**678,462**	288,431
	3,208,043	2,205,055	**6,868,389**	1,753,288
應付票據				
－附屬公司	**–**	–	**60,000**	80,000
	3,208,043	2,205,055	**6,928,389**	1,833,288

應付貿易帳款及票據之帳齡分析如下：

	本集團 於十二月三十一日 二零零七年 人民幣千元	本集團 於十二月三十一日 二零零六年 人民幣千元	本公司 於十二月三十一日 二零零七年 人民幣千元	本公司 於十二月三十一日 二零零六年 人民幣千元
一個月至三個月	**3,130,218**	2,132,189	**6,831,613**	1,674,144
四個月至六個月	**77,825**	45,774	**24,000**	106,545
七個月至九個月	**–**	27,092	**72,776**	52,599
	3,208,043	2,205,055	**6,928,389**	1,833,288

綜合財務報表附註

23 應付貿易帳款及票據*(續)*

應付貿易帳款及票據帳面餘額按貨幣列示如下：

	本集團		本公司	
	於十二月三十一日		於十二月三十一日	
	二零零七年	二零零六年	**二零零七年**	二零零六年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
人民幣	**594,105**	841,803	**498,050**	297,226
港幣	**–**	56,075	**–**	–
美元	**2,607,392**	1,150,148	**6,397,324**	1,520,653
其他貨幣	**6,546**	157,029	**33,015**	15,409
	3,208,043	2,205,055	**6,928,389**	1,833,288

應付貿易賬款及票據帳面餘額與其公平值相近。

24 撥備

此等金額為人民幣25,000,000元的撥備指就客戶對本集團作出若干法律索償而作出的撥備。此等撥備支出在收益表中的分銷、行政及一般開支內確認。於二零零七年十二月三十一日的結餘預計將於二零零八年動用。董事在聽取適當的法律意見後，認為此等法律索償的結果將不會帶來超過於二零零七年十二月三十一日而作出撥備金額的任何重大虧損。

綜合財務報表附註

25 按性質分類的成本和費用

服務成本以及分銷、行政及一般開支之分析如下：

	二零零七年 人民幣千元	二零零六年 人民幣千元
服務成本		
集裝箱裝卸及管理成本	**10,851,187**	9,945,061
燃油消耗成本	**7,559,827**	6,133,914
經營租賃租金成本	**3,736,582**	2,985,971
碼頭營運成本	**2,761,217**	2,256,494
折舊	**1,256,409**	1,163,981
僱員福利開支	**621,999**	426,859
支線及其他	**7,282,082**	5,479,326
	34,069,303	28,391,606
分銷、行政及一般開支		
僱員福利開支	**388,177**	312,639
租賃費用	**45,509**	44,059
通信和設施費	**27,770**	15,054
折舊	**21,373**	19,507
修理及保養費用	**8,922**	7,847
核數師酬金	**8,250**	6,480
攤銷	**734**	330
應收款減值撥備／(轉回)	**32**	(16,109)
辦公費及其他	**211,586**	160,607
	712,353	550,414
	34,781,656	28,942,020

綜合財務報表附註

26 其他收益／(虧損)－淨額

	二零零七年 人民幣千元	二零零六年 人民幣千元
終止確認融資租賃集裝箱資產及應付融資租賃款項之收入 *(附註6(b),35(a))*	**127,383**	–
遠期外匯合約淨收益，淨額 *(附註35(a))*	**21,024**	–
處置物業，機器及設備的淨(虧損)／收益 *(附註35(a))*	**(5,255)**	11,645
外匯淨虧損	**(57,738)**	(19,034)
	85,414	(7,389)

27 其他收入

	二零零七年 人民幣千元	二零零六年 人民幣千元
利息收入	**114,577**	74,849
諮詢科技服務收益	**52,061**	42,213
	166,638	117,062

28 僱員福利開支

僱員福利開支(包括董事及監事酬金)之分析如下：

	二零零七年 人民幣千元	二零零六年 人民幣千元
員工薪酬及聘用船員開支	**711,083**	562,486
社會福利金	**108,612**	124,727
退休金成本	**90,012**	50,853
賦予董事與員工以股份為基礎的補償 *(附註(i))*	**100,469**	1,432
	1,010,176	739,498

綜合財務報表附註

28 僱員福利開支 *(續)*

附註：

(i) H股股票增值權計劃

根據在二零零五年十月十二日公司第二次臨時股東大會通過的《關於採納並通過〈H股股票增值權計劃〉及其實施辦法的議案》，公司實施H股股票增值權計劃作為適當的激勵機制。在此計劃下，股票增值權（「增值權」）分為單位授出，每單位對應1股本公司H股。在股份增值權計劃下本公司毋須發行股份。行使增值權時，被授予人於扣除任何預扣税後，將以人民幣現金獲取相當於所行使增值權數目乘以本公司H股市價超出增值權行使價的升值額（如有）的款項，並根據當時人民幣與港元的適用匯率轉換成人民幣。

規定行權鎖定期為自授予之日起算的二週年，在第三、四、五年內可分別對不超過該次被授予的增值權總量的30%、60%、100%進行行權，在本計劃有效期（十年）滿前行權有效，有效期滿後尚未行權的增值權自動失效。

未行使的股票增值權數目及有關之加權平均行使價的變動如下：

	二零零七年		二零零六年	
	平均行使價 每股港元	**股票增值權 (千計)**	股票增值權 每股港元	股票增值權 (千計)
於一月一日	**3.41**	**30,150**	3.41	30,150
已授出	**4.86**	**45,273**	–	–
已調整 *(附註(a))*	**(1.53)**	**35,726**	–	–
於十二月三十一日	**2.79**	**111,149**	3.41	30,150

綜合財務報表附註

28 僱員福利開支(續)

附註：

(a) 於二零零七年八月，本公司向當時股東按面值以股票股利的方式進行分配，即每10股分配5.5股紅股(附註34)。因此股票增值權相應進行了調整。

截至二零零七年十二月三十一日止年度，尚沒有任何增值權單位被行使或失效(二零零六年：無)。於二零零七年十二月三十一日，未行使的股票增值權的有效期於四年至七年之間。

於各資產負債表的股票增值權之公平值利用Binomial估值模式釐定，對該模式輸入的波動幅度為45%至50%、以上所列的行使價、派息率為2%及每年零風險利率為3.03%至3.28%。按照持續複合股價回報的標準差而計量的波動幅度，是根據本公司和其他可比性公司的每日股價而計算的。

截至二零零七年十二月三十一日止年度，本集團確認的增值權薪酬費用為人民幣100,470千元(二零零六年度：人民幣1,430千元)。於二零零七年十二月三十一日，增值權相關負債約為人民幣103,330千元(二零零六年：人民幣2,860千元)。於二零零七年十二月三十一日，尚未確認的股票增值權薪酬費用約為人民幣158,330千元，將在以後四年內確認。

綜合財務報表附註

29 董事、監事及高級管理人員薪酬

(a) 董事及監事薪酬

各位董事及監事截至二零零七年十二月三十一日止年度的薪酬列示如下：

董事及監事姓名	袍金	基本薪金	退休金及其他社會福利	股票增值權公平值 *(附註28)*	總計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
二零零七年					
董事					
李紹德先生	–	–	–	3,754	3,754
張國發先生	–	–	–	1,964	1,964
黃小文先生	–	742	156	3,455	4,353
趙宏舟先生	–	593	140	2,794	3,527
馬澤華先生	–	–	–	847	847
張建華先生	–	–	–	1,215	1,215
王大雄先生	–	–	–	1,215	1,215
徐輝先生	–	–	–	913	913
姚作芝先生	–	–	–	656	656
胡漢湘先生	100	–	–	–	100
汪宗熙先生	100	–	–	–	100
沈康辰先生	50	–	–	–	50
盤占元先生	150	–	–	–	150
沈重英先生	25	–	–	–	25
監事					
陳德誠先生	–	–	–	648	648
屠士明先生	–	–	–	305	305
華民先生	100	–	–	–	100
潘英麗女士	100	–	–	–	100
王修平先生	–	427	110	1,474	2,011
姚國建先生	–	593	140	2,649	3,382
	625	2,355	546	21,889	25,415

綜合財務報表附註

29 董事、監事及高級管理人員薪酬(續)

(a) 董事及監事薪酬(續)

各位董事及監事截至二零零六年十二月三十一日止年度的薪酬列示如下：

董事及監事姓名	袍金	基本薪金	退休金及其他社會福利	股票增值權公平值(附註28)	總計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
二零零六年					
董事					
李紹德先生	–	–	–	54	54
賈鴻祥先生	–	146	166	7	319
黃小文先生	–	144	157	47	348
趙宏舟先生	–	115	139	39	293
胡漢湘先生	88	–	–	–	88
顧念祖先生	88	–	–	–	88
汪宗熙先生	88	–	–	–	88
林兆偉先生	275	–	–	–	275
張國發先生	–	–	–	24	24
張建華先生	–	–	–	16	16
王大雄先生	–	–	–	16	16
徐輝先生	–	–	–	11	11
姚作芝先生	–	–	–	5	5
監事					
黃新明先生	–	144	166	39	349
華民先生	88	–	–	–	88
潘英麗女士	88	–	–	–	88
陳德誠先生	–	–	–	6	6
屠士明先生	–	–	–	3	3
王修平先生	–	358	93	–	451
	715	907	721	267	2,610

本公司並無董事或監事放棄任何酬金(二零零六年：零)。本公司亦並無向任何董事或監事支付任何酌情發放的獎金(二零零六年：零)。

於二零零七年及二零零六年內，本公司的所有董事及監事均收取了本公司或附屬公司的酬金。

綜合財務報表附註

29 董事、監事及高級管理人員薪酬 *(續)*

(b) 五名最高薪酬之人士

於本年度內本集團五名最高薪酬之人士包括三名董事(二零零六年：無)和一名監事(二零零六年：無)。支付予其餘一名最高薪酬之人士(二零零六年：五名)之酬金詳情如下：

	二零零七年 人民幣千元	二零零六年 人民幣千元
基本薪金及津貼	**741**	2,129
退休金及其他福利	**167**	475
股票增值權公平值 *(附註28(i))*	**2,794**	–
	3,702	2,604

上述其餘一名最高薪酬之人士(二零零六年：五名)之酬金介乎以下範圍：

	二零零七年 人民幣千元	二零零六年 人民幣千元
零至1,000,000港元(相當於約人民幣1,000,000元)	**–**	5
3,500,000港元(相當於約人民幣3,500,000元)至 4,000,000港元(相當於約人民幣4,000,000元)	**1**	–
	1	5

(c) 於本年度內，本集團並無向任何董事、監事或五名最高薪酬人士支付任何酬金，以作為吸引加入本集團或於加入時給予之禮聘金，或作為失去職位之補償(二零零六年：零)。

綜合財務報表附註

30 融資成本

	二零零七年 人民幣千元	二零零六年 人民幣千元
利息支出：		
一銀行貸款	**391,689**	362,627
一應付融資租賃款項	**204,190**	295,123
利息支出總額	**595,879**	657,750
減：在建中船舶予以資本化之金額	**(98,960)**	(123,751)
	496,919	533,999

截至二零零七年十二月三十一日止年度，適用於供一般用途而借入及用作興建中船舶之資金之資本化比率為每年5.32%（二零零六年：5.43%）。

31 所得稅費用

	二零零七年 人民幣千元	二零零六年 人民幣千元
即期所得稅		
一香港利得稅 *(附註(i))*	**16,399**	1,214
一中國企業所得稅 *(附註(ii))*	**1,239,276**	76,504
遞延稅項 *(附註22)*	**(665,223)**	200,129
	590,452	277,847

附註：

(i) 香港利得稅

香港利得稅已就截至二零零七年十二月三十一日止年度估計應課稅利潤按稅率17.5%提取準備（二零零六年：17.5%）。

綜合財務報表附註

31 所得税費用*(續)*

附註：(續)

(ii) 中國企業所得税(「企業所得税」)

本公司為根據中華人民共和國公司法在上海浦東新區註冊成立的股份制企業，本公司企業所得税的税率為15%。

截至二零零七年十二月三十一日止年度，本公司在中國境內註冊成立的附屬公司按15%-33%的税率繳企業所得税(二零零六年：15%-33%)。

根據企業所得税的有關規定，中國企業通過其全資境外機構取得的來源於中國境外的所得應當繳納企業所得税。本公司取得相關税務機關的批准，對本公司海外附屬公司的利潤均按16.5%的固定税率繳納企業所得税。

自二零零八年一月一日起，凡在中國註冊成立的公司要按照二零零七年三月十六日全國人大批准的中華人民共和國企業所得税法(「新企業所得税法」)及二零零七年十二月六日國務院批准的企業所得税法實施細則(「實施細則」)，計算繳納企業所得税。依照新企業所得税法及實施細則，在中國註冊成立的公司如原先適用的企業所得税税率高於25%，則下調為25%；如原先適用的企業所得税税率低於25%，則在二零零八年至二零一二年的五年內，逐步上調至25%。

(iii) 本集團除所得税前利潤之税款，與按本公司營運所在地國家之税率計算而產生之理論性金額之差額如下：

	二零零七年 人民幣千元	二零零六年 人民幣千元
除所得税前利潤	**3,806,101**	1,142,561
減：應佔聯營公司利潤	**(6,045)**	(6,529)
應佔共同控制實體利潤	**(959)**	—
	3,799,097	1,136,032
按15%之税率計算(二零零六年：15%)	**(569,865)**	(170,405)
核銷融資租賃之遞延税項資產(附註22)	**–**	(69,148)
附屬公司不同税率及税基之影響	**(20,587)**	(38,294)
	(590,452)	(277,847)

綜合財務報表附註

32 本公司權益持有人應佔利潤

記入本公司財務報表之本公司權益持有人應佔利潤為人民幣5,754,079,000元(二零零六年:人民幣309,716,000元)。

33 每股盈利

每股基本盈利是按本公司權益持有人應佔利潤除以年內已發行普通股的加權平均股數計算的。自二零零六年一月一日起,作為股票股利發行的普通股(附註34)已包括在加權平均股數中計算。截至二零零六年十二月三十一日止年度的每股盈利已作追溯調整。

	二零零七年 **人民幣千元**	二零零六年 人民幣千元
本公司權益持有人應佔利潤	**3,215,417**	859,210
已發行普通股股數(千股)	**9,461,731**	9,346,500
每股基本盈利(人民幣元每股)	**人民幣0.34元**	人民幣0.09元

截至二零零七年十二月三十一日止年度本公司無任何可攤薄潛在普通股(二零零六年:無),故每股攤薄盈利等同於每股基本盈利。

34 股息

	二零零七年 **人民幣千元**	二零零六年 人民幣千元
特別股息,已派付 *(附註(i))*	**4,866,150**	—
末期股息,擬分派 *(附註(ii))*	**467,325**	241,200
	5,333,475	241,200

附註:

(i) 於二零零七年八月八日召開的董事會上,董事提議在本集團截至二零零七年六月三十日的可供分配利潤中,部份按面值以股票股利的方式向二零零七年九月二十九日營業日時間結束時本公司之股東進行分配,利潤分配數額為人民幣3,316,500,000元,即每10股分配5.5股紅股。本集團截至二零零七年六月三十日的可供分配利潤扣除上述分配之後,剩餘的可供分配利潤人民幣1,549,650,000元以現金股利方式派發。該等特別紅股的提議已由二零零七年九月二十九日召開的股東大會批准。

(ii) 於二零零八年四月一日召開的董事會上,董事提議於本集團截至二零零七年十二月三十一日止年度擬派末期股息每股人民幣0.04元(二零零六年:人民幣0.04元),合計為人民幣467,325,000元(二零零六年:人民幣241,200,000元)。該擬派末期股息並未作為應付股利反映在二零零七年十二月三十一日之資產負債表上。

綜合財務報表附註

35 綜合現金流量表附註

(a) 除所得稅前利潤與營運產生之現金淨額對帳：

	二零零七年 人民幣千元	二零零六年 人民幣千元
除所得稅前利潤	**3,806,101**	1,142,561
折舊 *(附註6)*	**1,277,782**	1,183,488
土地使用權攤銷	**734**	330
應佔聯營公司利潤	**(6,045)**	(6,529)
應佔共同控制實體利潤	**(959)**	–
利息支出	**292,729**	238,876
利息收入	**(114,577)**	(74,849)
以股份為基礎的補償	**100,469**	1,432
應收帳款減值撥備／(轉回)	**32**	(16,109)
應付融資租賃款項之財務支出	**204,190**	295,123
出售物業、機器及設備虧損(見如下)	**5,255**	11,645
終止確認融資租賃集裝箱之收入 *(附註26)*	**(127,383)**	–
衍生金融工具的公平值收益 *(附註26)*	**(21,024)**	–
撥備	**25,000**	–
未計營運資金變動前營運利潤	**5,442,304**	2,775,968
燃油增加	**(269,844)**	(82,655)
應收貿易帳款及票據(增加)／減少	**(445,746)**	654,496
預付款項及其他應收帳款(增加)／減少	**(49,541)**	33,659
應付貿易帳款及票據增加／(減少)	**1,003,758**	(577,162)
應計費用及其他應付帳款增加	**9,898**	171,400
營運產生的淨現金	**5,690,829**	2,975,706

在現金流量表中，出售物業、機器及設備所得款項包括：

	二零零七年 人民幣千元	二零零六年 人民幣千元
帳面淨值 *(附註6)*	**11,382**	27,161
出售物業、機器及設備虧損 *(附註26)*	**(5,255)**	(11,645)
出售物業、機器及設備所得款項	**6,127**	15,516

綜合財務報表附註

35 綜合現金流量表附註*(續)*

(b) 重大非現金交易

截至二零零七年十二月三十一日止年度,集團就融資租賃資產於訂立租約時總價值為人民幣980,457,000元(二零零六年:人民幣296,684,000元)。

(c) 收購附屬公司少數股東權益

根據本公司與最終控股公司中國海運(集團)總公司之附屬公司於二零零七年十月簽訂的協議,本公司收購了以下附屬公司:中海集裝箱運輸大連有限公司、中海集裝箱運輸廣州有限公司、中海集裝箱運輸青島有限公司、中海集裝箱運輸上海有限公司、中海集裝箱運輸深圳有限公司、中海集裝箱運輸天津有限公司以及中海集裝箱運輸廈門有限公司之10%股權;以及中海集裝箱運輸海南有限公司(「中海集運海南」)之60%股權。收購少數股東權益之資產、負債以及現金流量之詳情如下:

	中海集運海南 人民幣千元	**其他** 人民幣千元	**總計** 人民幣千元
被收購公司淨資產	16,977	202,400	219,377
收購的股權比例	60%	10%	—
收購淨資產	10,186	20,240	30,426
加:商譽	4,481	6,048	10,529
收購所支付代價	14,667	26,288	40,955

(d) 終止合併附屬公司

根據中海(洋浦)冷藏儲運有限公司(洋浦冷藏,本公司對其控股比例為40%)之董事會決議以及公司章程,本集團自二零零七年一月一日起對洋浦冷藏失去控制權,但對其保留重大影響。洋浦冷藏自此成為本集團之聯營公司。

綜合財務報表附註

36 承擔

(a) 資本承擔

於二零零七年十二月三十一日及二零零六年十二月三十一日，本集團及本公司有以下重大資本承擔，但並未於資產負債表中作出撥備：

	本集團		本公司	
	於十二月三十一日		於十二月三十一日	
	二零零七年	二零零六年	**二零零七年**	二零零六年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
已訂約但未撥備：				
－在建中船舶	**10,451,693**	4,100,999	**10,443,863**	3,969,969

(b) 租賃承擔

於二零零七年十二月三十一日及二零零六年十二月三十一日，本集團及本公司就不可撤銷營運租賃之未來最低租賃付款總額如下：

	本集團		本公司	
	於十二月三十一日		於十二月三十一日	
	二零零七年	二零零六年	**二零零七年**	二零零六年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
土地及房屋：				
－一年內	**36,683**	44,339	**6,112**	6,420
－第二年至第五年	**41,110**	62,835	**18,288**	19,828
－五年後	**3,673**	4,248	**3,639**	3,639
	81,466	111,422	**28,039**	29,887
營運租賃下租入之船舶及集裝箱：				
－一年內	**2,734,286**	2,935,592	**520,923**	243,624
－第二年至第五年	**6,000,668**	6,940,418	**453,071**	338,940
－五年後	**3,884,338**	3,825,150	**–**	–
	12,619,292	13,701,160	**973,994**	582,564
	12,700,758	13,812,582	**1,002,033**	612,451

綜合財務報表附註

37 未來營運租賃安排

於二零零七年十二月三十一日及二零零六年十二月三十一日，本集團及本公司就不可撤銷營運租賃之未來最低租賃收入總額如下：

	本集團		本公司	
	於十二月三十一日		於十二月三十一日	
	二零零七年	二零零六年	**二零零七年**	二零零六年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
營運租賃下出租之船舶：				
－一年內	**210,854**	49,960	**1,332,177**	929,088
－第二年至第五年	**840,955**	27,850	**1,947,544**	1,979,036
－五年後	**781,668**	－	**704,025**	－
	1,833,477	77,810	**3,983,746**	2,908,124

38 或然負債

於二零零七年十二月三十一日，本集團及本公司並無重大或然負債。

綜合財務報表附註

39 重大有關連人士交易

本集團為隸屬於中國海運(集團)總公司(註冊於中華人民共和國境內)旗下的眾多同系附屬公司之一，與其他同系附屬公司之間存在大量的交易和交互的關連關係。中國海運(集團)總公司是一家國有企業，由中華人民共和國政府控制。上述中國海運(集團)總公司及中華人民共和國政府並未編撰財務報表以用作公共用途。

本集團受控於中國海運(集團)總公司，同時其間接受控於在中華人民共和國境內控制數量眾多企業的中華人民共和國政府。根據香港會計準則第24條「關連人士之披露」，除中國海運(集團)總公司及其附屬公司之外直接或間接受控於中華人民共和國政府的國有企業及其附屬公司(「其他國有企業」)也被認為是本集團的關連人士。出於對重大關連方交易有相應披露的要求，本集團已經採取了一系列措施來確定與其有業務關連的客戶和供應商是否為國有企業。許多國有企業擁有較多層面的公司結構，並且企業控股權因受到企業轉讓和私有化的因素影響，使得企業的控股權時時變動。然而，本集團管理層認為有關其關連方交易的所有信息已經被充分披露。

除在財務報表(附註6及附註35)中披露關連方信息之外，下列即是集團與其有關連人士包括其他國有企業於二零零七年十二月三十一日和二零零六年十二月三十一日止及止年度日常交易及其餘額的總結。

綜合財務報表附註

39 重大有關連人士交易*(續)*

(a) 於二零零七年及二零零六年，董事認為下列公司為本集團之有關連人士：

公司名稱	關係
中國海運(集團)總公司	母公司及最終控股公司
鵬達船務有限公司	同系附屬公司
上海海運(集團)公司	同系附屬公司
廣州海運(集團)有限責任公司	同系附屬公司
大連海運(集團)有限責任公司	同系附屬公司
中海發展股份有限公司	同系附屬公司
中海客輪有限公司	同系附屬公司
中海(海南)海盛船務股份有限公司	同系附屬公司
上海仁川國際渡輪有限公司	同系附屬公司
中海碼頭發展有限公司	同系附屬公司
中海集團物流有限公司	同系附屬公司
中海船務代理有限公司	同系附屬公司
中海環球空運有限公司	同系附屬公司
中海工業有限公司	同系附屬公司
中海集團投資有限公司	同系附屬公司
中海國際貿易有限公司	同系附屬公司
中海電信有限公司	同系附屬公司
東方國際投資有限公司	同系附屬公司
中海(澳大利亞)代理有限公司	同系附屬公司
中國海運日本株式會社	同系附屬公司
中國海運(韓國)株式會社	同系附屬公司
中海(歐洲)控股有限公司	同系附屬公司
中國海運(香港)控股有限公司	同系附屬公司
中海(北美)控股有限公司	同系附屬公司
中海川崎汽車船運輸有限公司	同系附屬公司
大連中海汽車船運輸有限公司	同系附屬公司
中海西亞控股有限公司	同系附屬公司
中海(東南亞)控股公司	同系附屬公司
中海以色列代理有限公司	同系附屬公司
洛杉磯西港池碼頭有限公司	同系附屬公司
東方國際集裝箱(連雲港)有限公司	同系附屬公司
東方國際集裝箱(錦州)有限公司	同系附屬公司
東方國際集裝箱(廣州)有限公司	同系附屬公司
中海國際船舶管理有限公司	同系附屬公司
中石化中海船舶燃料供應有限公司	同系附屬公司

除本報告其他處所披露外(附註6及附註35)，本集團與有關連人士有以下交易及結餘。

綜合財務報表附註

39 重大有關連人士交易(續)

(b) 與有關連人士之重大交易：

	二零零七年 人民幣千元	二零零六年 人民幣千元
與有關連人士交易		
收入：		
資訊科技服務	**52,061**	42,213
集裝箱租賃	**–**	854
班輪服務	**1,565,099**	1,661,158
租船收入	**31,656**	7,592
支出：		
與租賃集裝箱有關之應付融資租賃款項有關之利息部份	**–**	149,009
集裝箱租約	**410,300**	67,682
集裝箱底盤車租約	**35,376**	39,400
貨物及班輪代理服務	**545,732**	420,048
集裝箱管理服務	**880,800**	751,920
期租船舶服務	**18,096**	232,650
光租船舶服務	**77,382**	76,795
修船服務	**36,594**	58,560
供應水、船舶燃料、潤滑劑、零部件及其他物料	**796,050**	474,523
堆場服務	**35,266**	30,541
資訊科技服務	**11,203**	27,083
船員供應	**27,394**	121,244
裝卸服務	**1,091,429**	875,888
支線運輸服務	**–**	164,379
陸上集裝箱運輸成本	**228,680**	152,151
購買集裝箱	**724,904**	864,733

綜合財務報表附註

39 重大有關連人士交易*(續)*

(b) 與有關連人士之重大交易：*(續)*

	二零零七年 人民幣千元	二零零六年 人民幣千元
與其他國有企業之交易		
收入：		
定期存款利息收入	**27,868**	17,737
支出：		
港口使用費	**2,561,306**	2,507,759
燃油與配件採購	**962,471**	451,910
利息支出	**228,049**	312,265
船舶維護成本	**57,292**	81,277
其他交易：		
所支付的船舶建造進度款	**891,459**	1,518,655

(c) 與有關連人士之結餘

	二零零七年 人民幣千元	二零零六年 人民幣千元
與同系附屬公司之結餘		
應收貿易帳款*(附註(i))*	**2,092,008**	1,992,363
減：撥備	**(57,877)**	(59,771)
	2,034,131	1,932,592
應付貿易帳款*(附註(i))*	**(458,349)**	(259,834)
應付融資租賃款項*(附註(ii))*	**–**	(957,684)
	1,575,782	715,074

綜合財務報表附註

39 重大有關連人士交易（續）

(c) 與有關連人士之結餘（續）

附註：

(i) 該等結餘為無抵押及免息。

(ii) 該等結算按訂約雙方協定之息率11.6%計息。於二零零七年一月一日，本集團與該同系附屬公司簽訂了補充協定，將原合同的長期租賃改為一年期的短期租賃（附註6(b)）。

	二零零七年 人民幣千元	二零零六年 人民幣千元
與其他國有企業交易之結餘		
銀行存款（*附註(i)*）	**14,961,493**	1,350,583
銀行借款（*附註(ii)*）	**2,775,748**	5,064,810
其他應付款（*附註(iii)*）	**247,911**	985,105

附註：

(i) 銀行存款之利息按市場之息率自每年0.72%至3.78%計息（二零零六年：0.72%至3.6%）。

(ii) 銀行借款按照市場利率結算，利率範圍介乎倫敦銀行同業拆息上浮0.23%至倫敦銀行同業拆息上浮0.375%之間（二零零六年：3.6%至倫敦銀行同業拆息上浮0.375%之間）。

(iii) 該等結餘為無抵押及免息。

(d) 重要管理補償金

	二零零七年 人民幣千元	二零零六年 人民幣千元
薪金及津貼	**6,491**	2,806
退休員工福利及其他福利	**1,396**	1,229
股票增值權公平值（*附註28(a)*）	**33,739**	267
	41,626	4,302

綜合財務報表附註

40 附屬公司、聯營公司和共同控制實體詳細說明

(a) 附屬公司

於二零零七年十二月三十一日，本公司於下列附屬公司中擁有直接及間接權益：

名稱	註冊成立／成立日期	法定實體類別	已發行／註冊及繳足股本	應佔股權 直接持有	應佔股權 間接持有	主要業務
在中國成立及營運						
中海集裝箱運輸大連有限公司	二零零三年一月五日	有限責任公司	人民幣10,000,000元	100%	–	貨物代理及船舶代理
中海集裝箱運輸廣州有限公司	二零零三年一月二十六日	有限責任公司	人民幣10,000,000元	100%	–	貨物代理及船舶代理
中海集裝箱運輸海南有限公司 *(附註(i))*	二零零三年一月十四日	有限責任公司	人民幣10,000,000元	100%	–	貨物代理及船舶代理
中海集裝箱運輸青島有限公司	二零零三年一月十三日	有限責任公司	人民幣10,000,000元	100%	–	貨物代理及船舶代理
中海集裝箱運輸上海有限公司	二零零三年一月十三日	有限責任公司	人民幣71,140,000元	100%	–	貨物代理及船舶代理
中海集裝箱運輸深圳有限公司	二零零三年一月十五日	有限責任公司	人民幣10,000,000元	100%	–	貨物代理及船舶代理
中海集裝箱運輸天津有限公司	二零零三年一月三日	有限責任公司	人民幣10,000,000元	100%	–	貨物代理及船舶代理
中海集裝箱運輸廈門有限公司	二零零三年一月六日	有限責任公司	人民幣10,000,000元	100%	–	貨物代理及船舶代理

綜合財務報表附註

40 附屬公司、聯營公司和共同控制實體詳細說明*(續)*

(a) 附屬公司*(續)*

名稱	註冊成立／成立日期	法定實體類別	已發行／註冊及繳足股本	應佔股權 直接持有	應佔股權 間接持有	主要業務
中海集裝箱運輸(洋浦)有限公司	二零零二年十二月五日	有限責任公司	人民幣38,000,000元	90%	4%	國內集裝箱運輸、貨物銷售、訂倉、集裝箱運輸中心、轉運、興建堆場、船舶租賃及購買及集裝箱相關業務
上海浦海航運有限公司	一九九二年十一月十九日	有限責任公司	人民幣222,911,111元	94.49%	5.51%	國際集裝箱航運，在國內沿海港口之間運送貨物(包括集裝箱)
福州中海集裝箱運輸有限公司	二零零三年五月二十日	有限責任公司	人民幣500,000元	10%	90%	貨物代理及船舶代理
海口中海集裝箱運輸有限公司*(附註(i))*	二零零三年十一月五日	有限責任公司	人民幣3,000,000元	–	100%	貨物代理及船舶代理
江蘇中海集裝箱運輸有限公司	二零零三年九月十九日	有限責任公司	人民幣6,500,000元	45%	55%	運輸
連雲港中海集裝箱運輸股份有限公司	二零零三年三月十二日	有限責任公司	人民幣5,000,000元	10%	90%	貨物代理及船舶代理

綜合財務報表附註

40 附屬公司、聯營公司和共同控制實體詳細說明(續)

(a) 附屬公司(續)

名稱	註冊成立／成立日期	法定實體類別	已發行／註冊及繳足股本	應佔股權		主要業務
				直接持有	間接持有	
中海集裝箱運輸秦皇島有限公司	二零零三年五月六日	有限責任公司	人民幣500,000元	10%	90%	貨物代理及船舶代理
日照中海集裝箱運輸有限公司	二零零三年七月十八日	有限責任公司	人民幣500,000元	–	100%	貨物代理及船舶代理
中海集裝箱運輸浙江有限公司	二零零三年六月十八日	有限責任公司	人民幣7,000,000元	45%	55%	貨物代理及船舶代理
丹東中海集裝箱運輸有限公司	二零零三年四月十八日	有限責任公司	人民幣500,000元	–	100%	貨物代理及船舶代理
東莞中海集裝箱運輸有限公司	二零零四年五月十四日	有限責任公司	人民幣500,000元	10%	90%	貨物代理及船舶代理
防城港中海集裝箱運輸有限公司	二零零三年五月六日	有限責任公司	人民幣500,000元	10%	90%	貨物代理及船舶代理
江門中海集裝箱運輸有限公司	二零零三年八月二十一日	有限責任公司	人民幣500,000元	10%	90%	貨物代理及船舶代理
錦州中海集裝箱運輸有限公司	二零零三年三月十八日	有限責任公司	人民幣500,000元	–	100%	貨物代理及船舶代理

綜合財務報表附註

40 附屬公司、聯營公司和共同控制實體詳細説明(續)

(a) 附屬公司(續)

名稱	註冊成立／成立日期	法定實體類別	已發行／註冊及繳足股本	應佔股權 直接持有	應佔股權 間接持有	主要業務
泉州中海集裝箱運輸有限公司	二零零三年九月二日	有限責任公司	人民幣500,000元	10%	90%	貨物代理及船舶代理
汕頭中海集裝箱運輸有限公司	二零零三年四月十八日	有限責任公司	人民幣500,000元	10%	90%	貨物代理及船舶代理
營口中海集裝箱運輸有限公司	二零零三年一月九日	有限責任公司	人民幣1,000,000元	10%	90%	貨物代理及船舶代理
湛江中海集裝箱運輸有限公司	二零零三年五月二十三日	有限責任公司	人民幣500,000元	10%	90%	貨物代理及船舶代理
中山中海集裝箱運輸有限公司	二零零三年五月十五日	有限責任公司	人民幣500,000元	10%	90%	貨物代理及船舶代理
威海中海集裝箱運輸有限公司	二零零四年九月八日	有限責任公司	人民幣5,000,000元	–	100%	貨物代理及船舶代理
煙台中海集裝箱運輸有限公司	二零零六年十二月二十一日	有限責任公司	人民幣5,000,000元	–	100%	貨物代理及船舶代理
龍口中海集裝箱運輸有限公司	二零零六年二月二十三日	有限責任公司	人民幣500,000元	10%	90%	貨物代理及船舶代理

綜合財務報表附註

40 附屬公司、聯營公司和共同控制實體詳細說明(續)

(a) 附屬公司(續)

名稱	註冊成立／成立日期	法定實體類別	已發行／註冊及繳足股本	應佔股權 直接持有	應佔股權 間接持有	主要業務
中海集裝箱運輸重慶有限公司	二零零五年四月二十五日	有限責任公司	人民幣5,000,000元	–	100%	貨物代理及船舶代理
長沙中海集裝箱運輸有限公司	二零零五年四月十三日	有限責任公司	人民幣5,000,000元	–	100%	貨物代理及船舶代理
中海集裝箱運輸蕪湖有限公司	二零零五年三月二十九日	有限責任公司	人民幣1,500,000元	–	100%	貨物代理及船舶代理
南通中海集裝箱運輸有限公司	二零零五年六月二十一日	有限責任公司	人民幣5,000,000元	–	100%	貨物代理及船舶代理
中海集裝箱運輸武漢有限公司	二零零五年五月二十六日	有限責任公司	人民幣5,000,000元	–	100%	貨物代理及船舶代理
九江中海集裝箱運輸有限公司	二零零五年四月二十七日	有限責任公司	人民幣5,000,000元	–	100%	貨物代理及船舶代理
張家港中海集裝箱運輸有限公司	二零零五年三月十五日	有限責任公司	人民幣5,000,000元	–	100%	貨物代理及船舶代理

綜合財務報表附註

40 附屬公司、聯營公司和共同控制實體詳細説明(續)

(a) 附屬公司(續)

名稱	註冊成立／成立日期	法定實體類別	已發行／註冊及繳足股本	應佔股權 直接持有	應佔股權 間接持有	主要業務
在香港註冊成立及營運						
中海集裝箱運輸(香港)有限公司	二零零二年七月三日	有限責任公司	1,000,000港元	100%	–	國際集裝箱航運及班輪代理
中海集裝箱運輸(香港)代理有限公司	一九九九年六月十一日	有限責任公司	10,000,000港元	–	100%	貨物代理及船舶代理
五洲航運有限公司	一九九九年六月十一日	有限責任公司	10,000港元	–	100%	提供船運服務
在英屬處女群島註冊成立						
中海集裝箱運輸(亞洲)有限公司	二零零二年十月二十八日	有限責任公司	50,000美元	100%	–	船舶和集裝箱買賣及租賃
環州電腦有限公司	二零零三年四月八日	有限責任公司	50,000美元	–	100%	開發諮詢科技系統及提供諮詢科技服務
Yangshan A Shipping Company Limited	二零零三年十二月二十三日	有限責任公司	50,000美元	–	100%	持有船舶
Yangshan B Shipping Company Limited	二零零三年十二月二十三日	有限責任公司	50,000美元	–	100%	持有船舶

綜合財務報表附註

40 附屬公司、聯營公司和共同控制實體詳細說明*(續)*

(a) 附屬公司*(續)*

名稱	註冊成立／成立日期	法定實體類別	已發行／註冊及繳足股本	應佔股權 直接持有	應佔股權 間接持有	主要業務
Yangshan C Shipping Company Limited *(附註)*	二零零四年四月二十三日	有限責任公司	50,000美元	–	100%	持有船舶
Yangshan D Shipping Company Limited *(附註)*	二零零四年四月二十三日	有限責任公司	50,000美元	–	100%	持有船舶
Yangshan E Shipping Company Limited	二零零七年九月十一日	有限責任公司	50,000美元	–	100%	持有船舶
Yangshan F Shipping Company Limited	二零零七年九月十一日	有限責任公司	50,000美元	–	100%	持有船舶
在塞浦路斯共和國註冊成立						
Arisa Navigation Company Limited	二零零二年六月十八日	有限責任公司	CYP1,000	–	100%	持有船舶

*附註：*於二零零七年十二月三十一日，該附屬公司股票為部份貸款作抵押(附註19)。

綜合財務報表附註

40 附屬公司、聯營公司和共同控制實體詳細說明(續)

(b) 聯營公司

於二零零七年十二月三十一日，本集團於以下聯營公司擁有直接權益：

名稱	成立日期	法定實體類別	營運地點	註冊資本	應佔股本權益	主要業務
在中國成立						
上海海興遠倉國際物流有限公司	一九九五年五月十八日	有限責任公司	中國	11,600,000美元	40%	貨物代理及船舶代理
中海(洋浦)冷藏儲運有限公司. *(附註(35(d))*	二零零一年十二月十三日	有限責任公司	中國	人民幣6,000,000元	40%	集裝箱運輸、配置及儲存、進出口及供應設備及外界技術諮詢、進口冷藏集裝箱的發動機

綜合財務報表附註

40 附屬公司、聯營公司和共同控制實體詳細説明(續)

(c) 共同控制實體

於二零零七年十二月三十一日，本集團於以下共同控制實體擁有直接權益：

名稱	成立日期	法定實體類別	營運地點	註冊資本	應佔股本權益	主要業務
在中國成立						
上海中海洋山國際集裝箱儲運有限公司	二零零六年十一月八日	有限責任公司	中國	人民幣64,000,000元	50%	集裝箱運輸、配置及儲存、冷藏及倉儲業務、檢查及維修集裝箱、租賃、裝卸及供應設備及外界技術諮詢
中國國際船舶管理有限公司	二零零六年一月十八日	有限責任公司	中國	100,000港元	50%	船舶檢查、維護以及管理服務

在於財務報表所載之部份附屬公司、聯營公司及共同控制實體並無註冊英文名稱，故本報告所載的該等英文名稱為管理層從盡力翻譯該等公司的中文名稱得出的。

41 結算日後事項

誠如本公司於二零零八年三月十三日之公告，本公司就向中國海運(集團)總公司收購其所擁有的中海碼頭發展有限公司全部股權的一項可能收購進入初步討論階段並着手進行調查。截至二零零八年四月一日，本公司尚未就上述可能收購事項簽訂任何協議，亦未達成任何重大條款。

五年財務資料概要

綜合業績

	二零零三年 人民幣千元	二零零四年 人民幣千元	二零零五年 人民幣千元	二零零六年 人民幣千元	二零零七年 人民幣千元
收益	15,276,163	22,363,851	28,374,680	30,502,378	**38,825,620**
營運利潤	1,859,408	5,201,223	4,730,576	1,670,031	**4,296,016**
融資成本	(450,917)	(512,495)	(427,273)	(533,999)	**(496,919)**
除所得税前利潤	1,406,918	4,694,568	4,309,263	1,142,561	**3,806,101**
所得税	(9,573)	(674,177)	(724,168)	(277,847)	**(590,452)**
除所得税后利潤	1,397,345	4,020,391	3,585,095	864,714	**3,215,649**
少數股東權益	(14,473)	(6,769)	(2,313)	(5,504)	**(232)**
本公司權益持有人應佔利潤	1,382,872	4,013,622	3,582,782	859,210	**3,215,417**
股息	—	1,686,098	723,600	241,200	**5,333,475**

綜合資產及負債

	二零零三年 人民幣千元	二零零四年 人民幣千元	二零零五年 人民幣千元	二零零六年 人民幣千元	二零零七年 人民幣千元
非流動資產	9,221,749	15,250,759	20,845,376	23,604,392	**26,112,493**
流動資產	4,262,361	9,784,101	8,159,952	7,139,664	**21,422,307**
流動負債	4,063,178	4,352,958	4,226,798	4,593,201	**6,648,581**
非流動負債	5,752,700	6,336,714	8,149,206	9,574,650	**7,942,976**
淨資產	3,668,232	14,345,188	16,629,324	16,576,205	**32,943,243**

附註： 本集團截至二零零三年十二月三十一日止的業績及其於二零零三年十二月三十一日的資產及負債乃負債自本公司於二零零四年六月四日刊發並詳細載列該綜合業績編製基準的招股章程。由於沒有重大的影響，故於二零零五年一月一日採納新香港財務報告準則後，並無就節錄自截至二零零三年十二月三十一日止的業績作出任何前期調整。本集團截至二零零六年及二零零七年十二月三十一日止年度的業績及其於二零零六年及二零零七年十二月三十一日的資產及負債乃與財務報表第67 至69頁所載者相同，並按財務報表附註2所載基準呈列。

END